As filed with the Securities and Exchange Commission on December 11, 2008
Registration No. 333-154952

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1 to
Form F-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

SEANERGY MARITIME HOLDINGS CORP.
(Exact name of Registrant as specified in its charter)

Republic of the Marshall Islands	4412	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1-3 Patriarchou Grigoriou
166 74 Glyfada
Athens, Greece
Tel: 30 210 9638461
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Georgios Koutsolioutsos, Chairman of the Board of Directors
Seanergy Maritime Holdings Corp.
1-3 Patriarchou Grigoriou
166 74 Glyfada
Athens, Greece
Tel: 30 210 9638461
(Address, including zip code, and telephone number, including area code, of agent for service)

With a copy to:

Mitchell S. Nussbaum, Esq.
Loeb & Loeb LLP
345 Park Avenue
New York, New York 10154
(212) 407-4000
(212) 407-4990 — Facsimile

Approximate date of commencement of proposed sale to the public:  As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☑

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE CHART

			Proposed Maximum	Proposed Maximum
Title of Each Class	Amount Being		Offering Price	Aggregate Offering	Amount of
of Securities Being Registered	Registered		per Security(1)	Price(1)	Registration Fee
Common Stock	22,361,227	Shares	$4.30	$96,153,276.10	$3,778.82
Warrants	38,984,667	Warrants	—	—	(2)
Common Stock underlying the Warrants	38,984,667	Shares	$6.50	$253,400,335.50	$9,958.63
Shares of Common Stock included as part of the underwriters’ unit purchase option(3)	1,000,000	Shares	$12.50	$12,500,000	$491.25
Warrants included as part of the underwriters’ unit purchase option(3)	1,000,000	Warrants	—	—	(2)
Shares of Common Stock underlying the Warrants included as part of the underwriters’ unit purchase option(4)	1,000,000	Shares	$6.50	$6,500,000	$255.45
Total	103,330,561			$368,553,611.60	$14,484.15

(1)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c) and 457(g) under the Securities Act of 1933, as amended, based on the closing sale price on October 29, 2008, as reported by the Nasdaq Stock Market.

(2)	No fee pursuant to Rule 457(g).

(3)	An option to purchase 1,000,000 units was sold to the representative of the underwriters in connection with Seanergy Maritime’s initial public offering. It reflects the 1,000,000 shares of Common Stock and the 1,000,000 Warrants comprising the units underlying the unit purchase option.

(4)	It reflects the shares of Common Stock issuable upon the exercise of the Warrants comprising the units underlying the unit purchase option.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, December 11, 2008

PRELIMINARY PROSPECTUS

Seanergy Maritime Holdings Corp.

22,361,227 Shares of Common Stock
38,984,667 Common Stock Purchase Warrants
38,984,667 Shares of Common Stock underlying the Warrants
1,000,000 Shares of Common Stock included as part of the underwriters’ unit purchase option
1,000,000 Warrants included as part of the underwriters’ unit purchase option
1,000,000 shares of Common Stock underlying the Warrants included as part of the underwriters’ unit purchase option

This prospectus relates to (i) the distribution of 22,361,227 shares of our common stock (the “Common Shares”), (ii) up to an aggregate of 38,984,667 of our common stock purchase warrants (the “Warrants”), (iii) up to an aggregate of 38,984,667 shares of our common stock issuable upon the exercise of the Warrants (the “Warrant Shares” and, together with the Common Shares, the “Shares”), (iv) 1,000,000 Common Shares included as part of the underwriters’ unit purchase option, (v) 1,000,000 Warrants included as part of the underwriters’ unit purchase option and (vi) 1,000,000 Warrant Shares included as part of the underwriters’ unit purchase option in connection with the dissolution and liquidation of Seanergy Maritime Corp. (“Seanergy Maritime”) as described below.

We, Seanergy Maritime Holdings Corp. (“Seanergy”), were incorporated under the laws of the Republic of the Marshall Islands on January 4, 2008, originally under the name Seanergy Merger Corp. We changed our name to Seanergy Maritime Holdings Corp. on July 11, 2008. We are a wholly owned subsidiary of Seanergy Maritime. Seanergy Maritime was incorporated in the Marshall Islands on August 15, 2006 as a blank check company formed to acquire, through a merger, capital stock exchange, asset acquisition or other similar business combination, one or more businesses in the maritime shipping industry or related industries. On September 28, 2007, Seanergy Maritime consummated its initial public offering of 23,100,000 units, including 1,100,000 units issued upon the partial exercise of the underwriters’ over-allotment option, with each unit consisting of one share of its common stock and one warrant. On August 26, 2008, shareholders of Seanergy Maritime approved a proposal to acquire six dry bulk vessels, and holders of fewer than 35% of Seanergy Maritime’s shares issued in its initial public offering voted against the proposal and properly exercised their redemption rights (the “vessel acquisition”). Shareholders of Seanergy Maritime also approved a proposal for the dissolution and liquidation of Seanergy Maritime (the “dissolution and liquidation”). Liquidating Seanergy Maritime will save substantial accounting, legal and compliance costs related to the U.S. federal income tax filings necessary because of Seanergy Maritime’s status as a partnership for U.S. federal income tax purposes. In connection with the dissolution and liquidation, Seanergy Maritime will distribute to each holder of shares of common stock of Seanergy Maritime one share of our common stock for each share of Seanergy Maritime common stock owned by such shareholders. All outstanding warrants of Seanergy Maritime concurrently will become our obligations and become exercisable to purchase shares of our common stock.

We will not receive any proceeds from the distribution of the Common Shares in connection with the dissolution and liquidation. However, we will receive the proceeds from any exercise of Warrants. See “Use of Proceeds.”

We will be paying the expenses in connection with the registration of the Shares and the Warrants.

Seanergy Maritime’s shares of common stock and warrants are listed on Nasdaq Stock Market under the symbols “SHIP” and “SHIP.W”, respectively. On December 8, 2008, the closing price of the common stock and warrants was $5.19 and $0.15, respectively. Upon the dissolution and liquidation of Seanergy Maritime, the Common Shares and the Warrants will commence trading on the Nasdaq Stock Market.

Investing in our Common Shares involves risk. You should carefully consider the risk factors beginning on page 13 of this prospectus before acquiring our Common Shares.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES, OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is          , 2008

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any jurisdiction where the offer is not permitted.

We obtained statistical data, market data and other industry data and forecasts used throughout this prospectus from publicly available information. While we believe that the statistical data, industry data, forecasts and market research are reliable, we have not independently verified the data, and we do not make any representation as to the accuracy of the information.

ENFORCEABILITY OF CIVIL LIABILITIES

Seanergy Maritime Holdings Corp. is a Marshall Islands company and our executive offices are located outside of the United States in Athens, Greece. All of our directors, officers and some of the experts named in this prospectus reside outside the United States. In addition, a substantial portion of our assets and the assets of our directors, officers and experts are located outside of the United States. As a result, you may have difficulty serving legal process within the United States upon us or any of these persons. You may also have difficulty enforcing, both in and outside the United States, judgments you may obtain in U.S. courts against us or these persons in any action, including actions based upon the civil liability provisions of U.S. federal or state securities laws.

Furthermore, there is substantial doubt that the courts of the Marshall Islands or Greece would enter judgments in original actions brought in those courts predicated on U.S. federal or state securities laws.

ii

PROSPECTUS SUMMARY

This summary highlights certain information appearing elsewhere in this prospectus. For a more complete understanding of this offering, you should read the entire prospectus carefully, including the risk factors and the financial statements.

References in this prospectus to “Seanergy,” “we,” “us” or “our company” refer to Seanergy Maritime Holdings Corp. and its subsidiaries, but, if the context otherwise requires, may refer only to Seanergy Maritime Holdings Corp.

The Company

Incorporation of Seanergy and Seanergy Maritime

We, Seanergy Maritime Holdings Corp. (“Seanergy”), were incorporated under the laws of the Republic of the Marshall Islands pursuant to the Marshall Islands Business Corporation Act on January 4, 2008, originally under the name Seanergy Merger Corp. We changed our name to Seanergy Maritime Holdings Corp. on July 11, 2008. We are a wholly owned subsidiary of Seanergy Maritime Corp. (“Seanergy Maritime”). Seanergy Maritime was incorporated in the Marshall Islands on August 15, 2006 as a blank check company formed to acquire, through a merger, capital stock exchange, asset acquisition or other similar business combination, one or more businesses in the maritime shipping industry or related industries.

Initial public offering of Seanergy Maritime

On September 28, 2007, our parent, Seanergy Maritime, consummated its initial public offering of 23,100,000 units, including 1,100,000 units issued upon the partial exercise of the underwriters’ over-allotment option, with each unit consisting of one share of its common stock and one warrant. Each warrant entitles the holder to purchase one share of Seanergy Maritime common stock at an exercise price of $6.50 per share. The units sold in Seanergy Maritime’s initial public offering were sold at an offering price of $10.00 per unit, generating gross proceeds of $231,000,000. This resulted in a total of $231,000,000 in net proceeds, including certain deferred offering costs that were held in a trust account maintained by Continental Stock Transfer & Trust Company, which we refer to as the Trust Account.

Vessel acquisition by Seanergy

We are a holding company that owns our vessels through separate wholly owned subsidiaries. On August 26, 2008, shareholders of Seanergy Maritime approved a proposal to acquire six dry bulk carriers from the Restis family, including two newly built vessels (the “vessel acquisition”), for an aggregate purchase price of (i) $367,030,750 in cash, (ii) $28,250,000 in the form of a convertible promissory note (the “Note”), and (iii) up to an aggregate of 4,308,075 shares of our common stock (which shares are exchangeable for shares of Seanergy Maritime common stock), subject to us meeting an Earnings Before Interest, Taxes, Depreciation and Amortization, or EBITDA, target of $72 million to be earned between October 1, 2008 and September 30, 2009. This acquisition was made pursuant to the terms and conditions of a Master Agreement, dated May 20, 2008 (the “Master Agreement”), by and among us, Seanergy Maritime, the several sellers parties thereto who are affiliated with members of the Restis family, and the several investors parties thereto who are affiliated with members of the Restis family, and six separate memoranda of agreement, which we collectively refer to as the “MOAs,” between our vessel-owning subsidiaries and each seller, each dated as of May 20, 2008.

On August 28, 2008, we completed the acquisition, through our designated nominees (which are wholly owned subsidiaries) of three of the six dry bulk vessels, which included two 2008 — built Supramax vessels and one 1997-built Handysize vessel. On that date, we took delivery of the M/V Davakis G, the M/V Delos Ranger and the M/V African Oryx. On September 11, 2008, we completed the acquisition, through our designated nominee, of the fourth vessel, the M/V Bremen Max, a 1993-built, Panamax vessel. On September 25, 2008, we completed the acquisition, through our designated nominees, of the final two vessels, the M/V Hamburg Max, a 1994-built, Panamax vessel, and the M/V African Zebra, a 1985-built, Handymax vessel.

Dissolution and Liquidation

On August 26, 2008, shareholders of Seanergy Maritime also approved a proposal for the dissolution and liquidation of Seanergy Maritime (the “dissolution and liquidation”, which was originally filed with the SEC on June 17, 2008, subsequently amended on July 31, 2008 and supplemented on August 22, 2008). Seanergy Maritime proposed the dissolution and liquidation because following the vessel acquisition, Seanergy Maritime was no longer needed. After the dissolution and liquidation of Seanergy Maritime, which is treated as a partnership for U.S. federal income tax purposes, the former holders of common stock and warrants of Seanergy Maritime will hold common stock and warrants in Seanergy, which is treated as a foreign corporation for U.S. federal income tax purposes. The dissolution and liquidation of Seanergy Maritime will save substantial accounting, legal and compliance costs related to the U.S. federal income tax filings necessary because of Seanergy Maritime’s status as a partnership for U.S. federal income tax purposes, which have been approximately $300,000 annually. In addition to the cost savings involved, certain non-corporate U.S. Holders (as such term is defined under “Taxation — U.S. Federal Income Taxation — General”) of Seanergy’s common stock after the dissolution and liquidation should benefit from the reduced rate of U.S. federal income tax of 15% on dividends from Seanergy (assuming the common stock of Seanergy continues to be listed on the Nasdaq Stock Market or other qualified stock exchange after Seanergy Maritime’s dissolution and liquidation and certain other requirements are met). See the discussion below at “Taxation — U.S. Federal Income Taxation — U.S. Holders — Taxation of Distributions Paid on Common Stock.” Without the dissolution and liquidation, the reduced rate of U.S. federal income tax generally should not apply to dividends paid from Seanergy to Seanergy Maritime. For a more complete discussion of the material U.S. federal income tax consequences of the ownership and disposition of our common stock and warrants after the dissolution and liquidation, see the discussion below at “Taxation — U.S. Federal Income Taxation.”

In connection with the dissolution and liquidation of Seanergy Maritime, Seanergy Maritime will (i) act in accordance with its plan of dissolution and liquidation; (ii) pay or adequately provide for the payment of its liabilities; (iii) file Articles of Dissolution with the Registrar of Corporations of the Marshall Islands in accordance with Marshall Islands law; and (iv) distribute to each holder of shares of common stock of Seanergy Maritime one share of our common stock for each share of Seanergy Maritime common stock owned by such shareholders. All outstanding warrants of Seanergy Maritime concurrently will become our obligation and become exercisable to purchase our common stock. Seanergy Maritime expects to file the Articles of Dissolution with the Registrar of Corporations of the Marshall Islands, and, accordingly, distribute to its shareholders shares of our common stock promptly after the effective date of this prospectus.

The Vessel Purchase

The following chart illustrates the structure of the vessel acquisition:

The following chart shows the structure of Seanergy Maritime and its subsidiaries prior to the dissolution and liquidation:

*	Enterprise Shipping and Trading, S.A., South African Marine Corporation S.A. and Safbulk Pty Ltd., are each affiliated with members of the Restis family.

Upon dissolution and liquidation of Seanergy Maritime, Seanergy will become the parent company.

Seanergy’s Fleet

We own and operate, through our vessel-owning subsidiaries, six dry bulk carriers, including two newly built vessels, that transport a variety of dry bulk commodities. The following table provides summary information about our fleet:

					Term of	Daily Time
					Time	Charter
				Year	Charter	Hire
Vessel(1)	Vessel-Owning Subsidiary(2)	Type	Dwt	Built	Party	Rate(3)(4)

African Oryx	Cynthera Navigation Ltd.	Handysize	24,110	1997	1 year	$30,000
African Zebra	Waldeck Maritime Co.	Handymax	38,632	1985	1 year	$36,000
Bremen Max	Martinique Intl. Corp.	Panamax	73,503	1993	1 year	$65,000
Hamburg Max	Harbour Business Intl. Corp.	Panamax	73,498	1994	1 year	$65,000
Davakis G. (ex. Hull No. KA215)	Amazons Management Inc.	Supramax	54,000	2008	1 year	$60,000
Delos Ranger (ex. Hull No. KA216)	Lagoon Shipholding Ltd.	Supramax	54,000	2008	1 year	$60,000

Total			317,743

(1)	Each vessel is registered in the Bahamas except the M/V Bremen Max and M/V Hamburg Max, which are registered in the Isle of Man.

(2)	These are our vessel-owning subsidiaries that own and operate the vessels and which were incorporated specifically for this acquisition.

(3)	Daily time charter rates represent the hire rates that South African Marine Corporation S.A., an affiliate, or SAMC, pays to charter the respective vessels from Seanergy’s vessel-owning subsidiaries.

(4)	All charter hire rates are inclusive of a commission of 1.25% payable to Safbulk Pty, Ltd., an affiliate, or Safbulk, as commercial broker, and 2.5% address commission payable to SAMC, as charterer.

The global dry bulk carrier fleet is divided into three categories based on a vessel’s carrying capacity. These categories are:

•	Panamax. Panamax vessels have a carrying capacity of between 60,000 and 100,000 deadweight tons, or dwt. These vessels are designed to meet the physical restrictions of the Panama Canal locks (hence their name “Panamax” — the largest vessels able to transit the Panama Canal, making them more versatile than larger vessels). These vessels carry coal, grains, and, to a lesser extent, minerals such as bauxite/alumina and phosphate rock. As the availability of capesize vessels has dwindled, panamaxes have also been used to haul iron ore cargoes.

•	Handymax/Supramax. Handymax vessels have a carrying capacity of between 30,000 and 60,000 dwt. These vessels operate on a large number of geographically dispersed global trade routes, carrying primarily grains and minor bulks. The standard vessels are usually built with 25-30 ton cargo gear, enabling them to discharge cargo where grabs are required (particularly industrial minerals), and to conduct cargo operations in countries and ports with limited infrastructure. This type of vessel offers good trading flexibility and can therefore be used in a wide variety of bulk and neobulk trades, such as steel products. Supramax are a sub-category of this category typically having a cargo carrying capacity of between 50,000 and 60,000 dwt.

•	Handysize. Handysize vessels have a carrying capacity of up to 30,000 dwt. These vessels are almost exclusively carrying minor bulk cargo. Increasingly, vessels of this type operate on regional trading routes, and may serve as trans-shipment feeders for larger vessels. Handysize vessels are well suited for small ports with length and draft restrictions. Their cargo gear enables them to service ports lacking the infrastructure for cargo loading and unloading.

Management of the Fleet

We currently have only four employees, Mr. Dale Ploughman, our chief executive officer, Ms. Christina Anagnostara, our chief financial officer, Mr. Ioannis Tsigkounakis, our secretary, and Ms. Theodora Mitropetrou, our general counsel. In the near future, we intend to employ such number of additional shore-based executives and employees as may be necessary to ensure the efficient performance of our activities.

We outsource the management and commercial brokerage of our fleet to companies that are affiliated with members of the Restis family. For example, the commercial brokerage of our fleet has been contracted out to Safbulk Pty Ltd, or Safbulk, and the management of our fleet has been contracted out to Enterprise Shipping and Trading, S.A., or EST. Both of these entities are controlled by members of the Restis family.

Brokerage Agreement

Under the terms of the Brokerage Agreement entered into by Safbulk, as exclusive commercial broker, with Seanergy Management Corp., or Seanergy Management, Safbulk provides commercial brokerage services to our subsidiaries, which include, among other things, seeking and negotiating employment for the vessels owned by the vessel-owning subsidiaries in accordance with the instructions of Seanergy Management, one of our wholly owned subsidiaries that oversees the provision of certain services to the Seanergy group of vessel-owning subsidiaries. Safbulk is entitled to receive a commission of 1.25% calculated on the collected gross hire/freight/demurrage payable when such amounts are collected. The Brokerage Agreement is for a term of two years and is automatically renewable for consecutive periods of one year, unless either party is provided with three months’ written notice prior to the termination of such period.

A vessel trading in the spot market may be employed under a voyage charter or a time charter of short duration, generally less than three months. A time charter is a contract to charter a vessel for an agreed period of time at a set daily rate. A voyage charter is a contract to carry a specific cargo for a per ton carry amount. Under voyage charters, we would pay voyage expenses such as port, canal and fuel costs. Under time charters, the charterer would pay these voyage expenses. Under both types of charters, we would pay for vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs. We would also be responsible for each vessel’s intermediate drydocking and special survey costs. Alternatively, vessels can be chartered under “bareboat” contracts whereby the charterer is responsible for the vessel’s maintenance and operations, as well as all voyage expenses. Currently, we have employed our vessels under 11 to 13-month time charters.

Vessels operating on time charter provide more predictable cash flows, but can yield lower profit margins, than vessels operating in the spot market during periods characterized by favorable market conditions. Vessels operating in the spot market generate revenues that are less predictable but may enable us to increase profit margins during periods of increasing dry bulk rates. However, we would then be exposed to the risk of declining dry bulk rates, which may be higher or lower than the rates at which we charter our vessels. We constantly evaluate opportunities for time charters, but only expect to enter into additional time charters if we can obtain contract terms that satisfy our criteria.

Management Agreement

Under the terms of the Management Agreement entered into by EST, as manager of all vessels owned by our subsidiaries, with Seanergy Management, EST performs certain duties that include general administrative and support services necessary for the operation and employment of all vessels owned by all of our subsidiaries, including, without limitation, crewing and other technical management, insurance, freight management, accounting related to vessels, provisions, bunkering, operation and, subject to our instructions, sale and purchase of vessels.

Under the terms of the Management Agreement, EST is entitled to receive a daily fee of Euro 416.00 per vessel until December 21, 2008, which fee may thereafter be increased annually by an amount equal to the percentage change during the preceding period in the Harmonised Indices of Consumer Prices All Items for

Greece published by Eurostat from time to time. Such fee is payable monthly in advance on the first business day of each following month.

EST is also an affiliate of members of the Restis family. EST has been in business for over 34 years and manages approximately 95 vessels (inclusive of new vessel build supervision), including the fleet of vessels of affiliates of members of the Restis family. As with Safbulk, we believe that EST has achieved a strong reputation in the international shipping industry for efficiency and reliability and has achieved economies of scale that should result in the cost effective operation of our vessels.

The Management Agreement is for a term of two years, and is automatically renewable for consecutive periods of one year, unless either party is provided with three months’ written notice prior to the termination of such period.

Restis Industry History and Relationship

Safbulk, EST, SAMC, the sellers of the vessels that Seanergy acquired and certain shareholders of Seanergy Maritime are affiliates of members of the Restis family. As of December 8, 2008, the total beneficial ownership of the Restis family, including shares actually owned, shares issuable upon exercise of warrants exercisable within 60 days and shares governed by the voting agreement described elsewhere in the prospectus, in Seanergy Maritime was 84.12%. Between the period commencing on May 20, 2008 when the Restis affiliate shareholders became shareholders of Seanergy Maritime and the date of this prospectus, the Restis affiliate shareholders beneficial ownership interest has increased as a result of the following: (i) the determination to purchase shares of Seanergy Maritime’s common stock because a substantial number of shareholders were likely to vote against the approval of the proposed vessel acquisition in which the Restis affiliate shareholders had an interest; (ii) the decrease in the number of shares outstanding for Seanergy Maritime resulting from shareholders electing to have their shares redeemed upon the consummation of the vessel acquisition; (iii) the increase in shares deemed beneficially owned resulting from the warrants becoming exercisable upon the consummation of the vessel acquisition; and (iv) the determination to purchase shares for investment purposes.

The Restis family has been engaged in the international shipping industry for more than 40 years, including the ownership and operation of more than 60 vessels in various segments of the shipping industry, including cargo and chartering interests. The separate businesses controlled by members of the Restis family, when taken together, comprise one of the largest independent shipowning and management groups in the dry bulk sector of the shipping industry. Through our separate agreements with affiliates of members of the Restis family in respect of the management and chartering of the vessels in our initial fleet, we believe we will benefit from their extensive industry experience and established relationships. We believe that Safbulk has achieved a strong reputation in the international shipping industry for efficiency and reliability that should create new employment opportunities for us with a variety of well known charterers.

Shipping Committee

We have established a shipping committee. The purpose of the shipping committee is to consider and vote upon all matters involving shipping and vessel finance. The shipping industry often demands very prompt review and decision-making with respect to business opportunities. In recognition of this, and in order to best utilize the experience and skills that the Restis family board appointees bring to us, our board of directors has delegated all such matters to the shipping committee. Transactions that involve the issuance of our securities or transactions that involve a related party, however, will not be delegated to the shipping committee but instead will be considered by the entire board of directors. The shipping committee is comprised of three directors. In accordance with the Voting Agreement dated as of May 20, 2008 among Seanergy Maritime, Mr. Panagiotis Zafet, Mr. Simon Zafet, shareholders of Seanergy Maritime who are affiliated with members of the Restis family, or referred to as Restis affiliate shareholders, Seanergy Maritime’s founding shareholders and Messrs. Georgios Koutsolioutsos, Alexios Komninos, Ioannis Tsigkounakis, Dale Ploughman, Kostas Koutsoubelis and Elias M. Culucundis, as amended (the “Voting Agreement”), the Master Agreement and the amended and restated by-laws of Seanergy, two of the directors are nominated by the Restis affiliate shareholders and one of the directors is nominated by the founding shareholders of Seanergy Maritime, comprised of Mr. Georgios Koutsolioutsos, our chairman of the board of directors, Mr. Alexios Komninos, our director, and Mr. Ioannis Tsigkounakis, our director and our secretary. The Voting Agreement requires that the directors appoint the selected nominees.

The initial members of the shipping committee are Messrs. Dale Ploughman and Kostas Koutsoubelis, who are the Restis affiliate shareholders’ nominees, and Mr. Elias M. Culucundis, who is the founding shareholders’ nominee. The Voting Agreement further requires that the directors fill any vacancies on the shipping committee with the nominees selected by the party that nominated the person whose resignation or removal caused the vacancy.

Voting Agreement

Pursuant to the Voting Agreement, upon the execution of the Master Agreement, our board of directors is required to consist of seven persons and upon the occurrence of Seanergy Maritime’s 2008 annual meeting of shareholders, our board of directors is required to consist of 13 persons. Upon the occurrence of our 2008 annual meeting of shareholders and continuing until May 20, 2010, the Restis affiliate shareholders, on the one hand, and Seanergy Maritime’s founding shareholders on the other have agreed to vote or cause to be voted certain shares they own or control in Seanergy so as to cause (i) six people named by the Restis affiliate shareholders to be elected to our board of directors, (ii) six people named by the founding shareholders to be elected to our board of directors, and (iii) one person jointly selected by the Restis affiliate shareholders and the founding shareholders to be elected to our board of directors.

THE OFFERING

Securities offered:	Upon the dissolution and liquidation of Seanergy Maritime, Seanergy Maritime will distribute to each holder of common stock of Seanergy Maritime one share of common stock of Seanergy for each share of Seanergy Maritime common stock owned by such shareholder. In addition, all outstanding warrants of Seanergy Maritime, concurrently will become obligations of Seanergy and will become exercisable to purchase Seanergy common stock. We are registering for distribution (i) 22,361,227 shares of our common stock (the “Common Shares”), (ii) up to an aggregate of 38,984,667 of our common stock purchase warrants (the “Warrants”), (iii) up to an aggregate of 38,984,667 shares of our common stock issuable upon the exercise of the Warrants (the “Warrant Shares” and, together with the Common Shares, the “Shares”), (iv) 1,000,000 Common Shares included as part of the underwriters’ unit purchase option, (v) 1,000,000 Warrants included as part of the underwriters’ unit purchase option and (vi) 1,000,000 Warrant Shares included as part of the underwriters’ unit purchase option. The unit purchase option was issued to Maxim Group LLC, the representative of the underwriters, for $100, to purchase up to a total of 1,000,000 units at $12.50 per unit in connection with Seanergy Maritime’s initial public offering, which is equal to 125% of the initial public offering price of a unit. Each unit consists of one share of common stock and one warrant. The unit price option is exercisable commencing on September 28, 2007 until September 28, 2012. The warrants are exercisable at a price of $6.50 per share.

Common Shares:

Number of Common Shares outstanding before this offering	67,653,969 Common Shares. On September 15, 2008, we effected a 676,539.69 for one stock split so that the number of issued and outstanding shares of Seanergy was equal to the number of issued and outstanding shares of Seanergy Maritime, on a diluted basis as described below. Specifically, because Seanergy is unable to determine how many of the Warrants may actually be exercised prior to the dissolution and liquidation, whether the unit purchase option or any of the underlying Warrants will be exercised prior to the dissolution and liquidation, or whether the Restis affiliate shareholders will exercise their right to receive up to an aggregate of 4,308,075 shares of Seanergy common stock (which shares are exchangeable for shares of Seanergy Maritime common stock) originally issuable upon Seanergy meeting an EBITDA target of $72 million to be earned between October 1, 2008 and September 30, 2009, for purposes of calculating the ratio for the stock split, all of the 45,424,742 shares common stock underlying these Warrants and the unit purchase option and issuable to the Restis affiliate shareholders upon meeting the definitive predetermined criteria described above were deemed outstanding. Furthermore, to the extent that any of these Warrants and/or the unit purchase option (or underlying Warrants) remain unexercised on the effective date of this registration statement or the Restis affiliate shareholders do not exercise their right to exchange shares described above, then Seanergy will redeem an equal number of shares of common stock immediately prior to the dissolution and liquidation so that its outstanding shares are equal to those of Seanergy Maritime on such effective date.

Number of Common Shares to be outstanding after this offering	67,653,969 Common Shares, subject to reduction as described above

Warrants:
Number of Seanergy Maritime warrants outstanding before this offering	[ ] warrants

Number of Warrants to be outstanding after this offering	[ ] Warrants

Exercisability	Each Warrant is exercisable for one share of our common stock.

Exercise price	$6.50

Exercise period	The Seanergy Maritime warrants became exercisable on September 24, 2008.

The Warrants will expire at 5:00 p.m., New York City time, on September 24, 2011 or earlier upon redemption.

Redemption:	We may call the outstanding Warrants for redemption:

• in whole and not in part,

• at a price of $.01 per Warrant at any time,

• upon a minimum of 30 days’ prior written notice of redemption, and

• if, and only if, the last sale price of the Common Shares equals or exceeds $14.25 per share for any 20 trading days within a 30 trading day period ending three business days before we send the notice of redemption; provided that a current registration statement under the Securities Act of 1934, as amended, relating to the Warrant Shares is effective.

We have established the above criteria to provide warrant holders with (i) adequate notice of exercise only after the then prevailing Common Share price is substantially above the warrant exercise price and (ii) a sufficient differential between the then prevailing Common Share price and the Warrant exercise price so there is a reasonable cushion to absorb a negative market reaction, if any, to our redemption call. However, there can be no assurance that the price of the Common Shares will exceed the call trigger price or the Warrant exercise price after the redemption call is made.

Nasdaq Stock Market symbols for our:

Common Shares	“SHIP”

Warrants	“SHIP.W”

Risks

The securities offered by this prospectus are speculative and involve a high degree of risk and investors purchasing securities should not purchase the securities unless they can afford the loss of their entire investment. See “Risk Factors” beginning on page 13.

SUMMARY FINANCIAL DATA

COMBINED SELECTED HISTORICAL FINANCIAL INFORMATION AND OTHER DATA FOR THE VESSELS

The following selected historical statement of operations and balance sheet data were derived from the audited combined financial statements and accompanying notes prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, of Goldie Navigation Ltd., Pavey Services Ltd., Shoreline Universal Ltd., Valdis Marine Corp., Kalistos Maritime S.A. and Kalithea Maritime S.A. for the years ended December 31, 2007, 2006 and 2005 and the unaudited combined financial statements and notes prepared in accordance with IFRS for the six months ended June 30, 2008 and 2007, included elsewhere in this prospectus. The information is only a summary and should be read in conjunction with the combined financial statements and related notes included elsewhere in this prospectus and the sections entitled, “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Vessels.” The historical data included below and elsewhere in this prospectus is not necessarily indicative of our future performance.

All amounts in the tables below are in thousands of U.S. dollars, except for share data, fleet data and average daily results.

	Six Months Ended June 30,		Year Ended December 31,
	2008	2007	2007	2006	2005

Statement of Operations Data:
Revenue	$28,227	$13,751	$32,297	$15,607	$17,016
Revenue from vessel, related party	—	$3,430	$3,420	$10,740	$10,140
Direct voyage expenses	$(759)	$(60)	$(82)	$(64)	$(139)
Crew cost	$(2,143)	$(1,343)	$(2,803)	$(2,777)	$(1,976)
Other operating expenses	$(1,831)	$(1,471)	$(3,228)	$(2,842)	$(3,085)
Depreciation expense	$(16,314)	$(6,260)	$(12,625)	$(6,567)	$(6,970)
Impairment reversal/(loss)	—	—	—	$19,311	$(19,311)
Management fees to a related party	$(411)	$(387)	$(782)	$(752)	$(644)
Finance income	$36	$81	$143	$132	$24
Finance expense	$(1,014)	$(1,540)	$(2,980)	$(3,311)	$(2,392)
Net profit/(loss)	$5,791	$6,201	$13,360	$29,477	$(7,337)

	Six Months Ended	December 31,
	June 30, 2008	2007	2006

Balance Sheet Data:
Total current assets	$19,246	$7,005	$5,842
Vessels	$250,022	$244,801	$114,967
Total assets	$269,268	$251,806	$120,809
Total current liabilities, including current portion of long-term debt	$20,208	$13,569	$10,396
Long-term debt	$48,520	$38,580	$41,354
Total shareholders’ equity	$200,540	$199,657	$69,059

The figures shown below are non-GAAP/non-IFRS statistical ratios used by management to measure performance of the vessels and are not included in financial statements prepared under IFRS.

PERFORMANCE INDICATORS

	Six Months Ended June 30,		Year Ended December 31,
	2008	2007	2007	2006	2005

Fleet Data:
Average number of vessels(1)	4.21	3.83	3.85	3.81	3.21
Ownership days(2)	769	724	1,460	1,460	1,250
Available days(3) (equals operating days for the three-year period(4))	767	693	1,411	1,393	1,166
Fleet utilization(5)	99.7%	95.7%	96.6%	95.4%	93.3%

Average Daily Results:
Average TCE rate(6)	$35,812	$24,706	$25,256	$18,868	$23,170
Vessel operating expenses(7)	$5,168	$3,887	$4,130	$3,849	$4,049
Management fees(8)	$535	$535	$535	$515	$515
Total vessel operating expenses(9)	$5,703	$4,422	$4,665	$4,364	$4,564

(1)	Average number of vessels is the number of vessels that constituted the sellers’ fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of the sellers’ fleet during the period divided by the number of available days in the period.

(2)	Ownership days are the total number of days in a period during which the vessels in a fleet have been owned. Ownership days are an indicator of the size of the sellers’ fleet over a period and affect both the amount of revenues and the amount of expenses that the sellers recorded during a period.

(3)	Available days are the number of ownership days less the aggregate number of days that vessels are off-hire due to major repairs, drydockings or special or intermediate surveys. The shipping industry uses available days to measure the number of ownership days in a period during which vessels should be capable of generating revenues.

(4)	Operating days are the number of available days in a period less the aggregate number of days that vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

(5)	Fleet utilization is calculated by dividing the number of the fleet’s operating days during a period by the number of ownership days during that period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons such as scheduled repairs, vessel upgrades, or drydockings or special or intermediate surveys.

(6)	Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. The sellers’ method of calculating TCE is consistent with industry standards and is determined by dividing operating revenues (net of voyage expenses) by operating days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods:

	Six Months Ended June 30,		Year Ended December 31,
	2008	2007	2007	2006	2005

Revenues from vessels	$28,227	$17,181	$35,717	$26,347	$27,156
Direct voyage expenses	$(759)	$(60)	$(82)	$(64)	$(139)
Net operating revenues	$27,468	$17,121	$35,635	$26,283	$27,017
Operating days	767	693	1,411	1,393	1,166
Time charter equivalent rates	$35,812	$24,706	$25,256	$18,868	$23,170

(7)	Average daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, is calculated by dividing vessel operating expenses by ownership days for the relevant time periods:

	Six Months Ended June 30,		Year Ended December 31,
	2008	2007	2007	2006	2005

Crew costs and other operating expenses	$3,974	$2,814	$6,031	$5,619	$5,061
Ownership days	769	724	1,460	1,460	1,250
Daily vessel operating expense	$5,168	$3,887	$4,130	$3,849	$4,049

(8)	Daily management fees are calculated by dividing total management fees by ownership days for the relevant time period.

(9)	Total vessel operating expenses, or TVOE, is a measurement of total expenses associated with operating the vessels. TVOE is the sum of vessel operating expenses and management fees. Daily TVOE is calculated by dividing TVOE by fleet ownership days for the relevant time period.

PER MARKET SHARE INFORMATION

The table below sets forth, for the calendar periods indicated, the high and low sales prices on the American Stock Exchange or the Nasdaq Stock Market for the common stock, warrants and units of the Company, as applicable:

	Common Stock		Warrants		Units
	High	Low	High	Low	High	Low

Annual highs and lows
2007	$9.67	$9.26	$1.66	$1.13	$10.94	$9.83
Quarterly highs and lows
2007
Quarter ended 12/31/2007	$9.48	$9.08	$1.66	$1.13	$10.94	$10.17
2008
Quarter ended 03/31/2008	$9.48	$9.01	$1.35	$0.37	$10.61	$9.45
Quarter ended 06/30/2008	$10.00	$9.15	$2.62	$0.42	$12.31	$9.47
Quarter ended 09/30/2008	$10.00	$7.21	$2.50	$0.75	$11.90	$8.70
Monthly highs and lows
2008
June 2008	$9.89	$9.52	$2.62	$1.81	$12.31	$11.55
July 2008	$9.91	$9.44	$2.50	$1.30	$11.90	$10.51
August 2008	$10.00	$8.20	$1.90	$1.45	$11.70	$9.85
September 2008	$9.40	$7.21	$1.85	$0.75	$10.47	$8.70
October 2008*	$8.65	$3.15	$0.92	$0.15	$9.10	$6.50
November 2008*	$5.90	$4.25	$0.30	$0.15	N/A	N/A

*	Seanergy Maritime’s common stock, warrants and units were previously listed on the American Stock Exchange. On October 15, 2008, Seanergy Maritime’s common stock and warrants commenced trading on the Nasdaq Stock Market. Seanergy Maritime’s units were separated prior to being listed on the Nasdaq Stock Market and, therefore, were not listed on the Nasdaq Stock Market.

RISK FACTORS

An investment in our securities involves a high degree of risk. You should consider carefully all of the material risks described below, together with the other information contained in this prospectus before making a decision to invest in our securities. References in this prospectus to “Seanergy,” “we,” “us,” or “our company” refer to Seanergy Maritime Holdings Corp. and its subsidiaries, but, if the context otherwise requires, may refer only to Seanergy Maritime Holdings Corp.

Risk Factors Relating to Seanergy

If Seanergy fails to manage its planned growth properly, it may not be able to successfully expand its fleet, adversely affecting overall financial position.

While Seanergy has no plans to immediately expand its fleet, it does intend to continue to expand its fleet in the future. Growth will depend on:

•	locating and acquiring suitable vessels;

•	identifying and consummating acquisitions or joint ventures;

•	identifying reputable shipyards with available capacity and contracting with them for the construction of new vessels;

•	integrating any acquired vessels successfully with its existing operations;

•	enhancing its customer base;

•	managing its expansion; and

•	obtaining required financing, which could include debt, equity or combinations thereof.

Growing any business by acquisition presents numerous risks such as undisclosed liabilities and obligations, difficulty experienced in obtaining additional qualified personnel, managing relationships with customers and suppliers and integrating newly acquired operations into existing infrastructures. Seanergy has not identified expansion opportunities, and the nature and timing of any such expansion is uncertain. Seanergy may not be successful in growing and may incur significant expenses and losses.

Our management made certain assumptions about our future operating results that may differ significantly from our actual results, which may result in shareholder claims against us or our directors.

In connection with our vessel acquisition described above, our management made certain assumptions about the future operating results for our business. To the extent our actual results are significantly lower than the projected results, there could be adverse consequences to us. These consequences could include potential claims by our shareholders against our directors for violating their fiduciary duties to our shareholders in recommending a transaction that was not fair to shareholders. Any such claims, even if ultimately unsuccessful, would divert financial resources and management’s time and attention from operating our business.

Our debt financing contains restrictive covenants that may limit our liquidity and corporate activities.

The debt financing that our subsidiaries entered into with Marfin Bank S.A. of Greece on August 28, 2008 in connection with the vessel acquisition imposes, and any future loan agreements we or our subsidiaries may execute may impose, operating and financial restrictions on us or our subsidiaries. These restrictions may, subject to certain exceptions, limit our or our subsidiaries’ ability to:

•	incur additional indebtedness;

•	create liens on our or our subsidiaries’ assets;

•	sell capital stock of our subsidiaries;

•	engage in any business other than the operation of the vessels;

•	pay dividends in excess of 60% of net cash flow;

•	change or terminate the management of the vessels or terminate or materially amend the management agreement relating to each vessel; and

•	sell the vessels.

Therefore, we may need to seek permission from our lenders in order to engage in some important corporate actions. Our current and any future lenders’ interests may be different from our interests, and we cannot guarantee that we will be able to obtain such lenders’ permission when needed. This may prevent us from taking actions that are in our best interest.

Servicing debt will limit funds available for other purposes, including capital expenditures and payment of dividends.

Marfin Bank S.A. of Greece has extended to us pursuant to a financial agreement dated August 28, 2008, a term loan of up to $165,000,000 and a revolving facility not to exceed $90,000,000. We are required to dedicate a portion of our cash flow from operations to pay the principal and interest on our debt. These payments limit funds otherwise available for working capital expenditures and other purposes, including payment of dividends. We have not yet determined whether to purchase additional vessels or incur debt in the near future for additional vessel acquisitions. If we are unable to service our debt, it could have a material adverse effect on our financial condition and results of operations. We have currently drawn down the full amount of the term loan and $54,800,000 of the revolving facility.

Credit market volatility may affect our ability to refinance our existing debt, borrow funds under our revolving credit facility or incur additional debt.

The credit markets have been experiencing extreme volatility and disruption for more than 12 months. In recent weeks, the volatility and disruption have reached unprecedented levels. In many cases, the markets have limited credit capacity for certain issuers, and lenders have requested shorter terms. The market for new debt financing is extremely limited and in some cases not available at all. In addition, the markets have increased the uncertainty that lenders will be able to comply with their previous commitment. If current levels of market disruption and volatility continue or worsen, we may not be able to refinance our existing debt, draw upon our revolving credit facility or incur additional debt, which may require us to seek other funding sources to meet our liquidity needs or to fund planned expansion. For example, our existing revolving credit facility is tied to the market value of the vessels. Seanergy may need to seek permission from its lenders in order to make further use of its revolving Credit Facility, depending on the aggregate market value of vessels. We cannot assure you that we will be able to obtain debt or other financing on reasonable terms, or at all.

Increases in interest rates could increase interest payable under our variable rate indebtedness.

We are subject to interest rate risk in connection with our variable rate indebtedness. Changes in interest rate could increase the amount of our interest payments and thus negatively impact our future earnings and cash flows. Fluctuations in interest rates could be exacerbated in future periods as a result of the current worldwide instability in the banking and credit markets. Although we do not currently have hedging arrangements for our variable rate indebtedness, we expect to hedge interest rate exposure at the appropriate time. However, these arrangements may prove inadequate or ineffective.

In the highly competitive international dry bulk shipping industry, we may not be able to compete for charters with new entrants or established companies with greater resources, which may adversely affect our results of operations.

We employ our fleet in a highly competitive market that is capital intensive and highly fragmented. Competition arises primarily from other vessel owners, some of whom have substantially greater resources than ours. Competition for the transportation of dry bulk cargoes can be intense and depends on price, location, size, age, condition and the acceptability of the vessel and its managers to the charterers. Due in part to the highly fragmented market, competitors with greater resources could operate larger fleets through consolidations or acquisitions that may be able to offer better prices and fleets.

Because SAMC is the sole counterparty on the time charters for all six vessels in our initial fleet, the failure of such counterparty to meet its obligations could cause us to suffer losses on such contracts, thereby decreasing revenues, operating results and cash flows.

We have chartered all six vessels acquired as part of the vessel acquisition to SAMC, a company affiliated with members of the Restis family, and therefore will be dependent on performance by our charterer. Our charters may terminate earlier than the dates indicated in this prospectus. Under our charter agreements, the events or occurrences that will cause a charter to terminate or give the charterer the option to terminate the charter generally include a total or constructive total loss of the related vessel, the requisition for hire of the related vessel or the failure of the related vessel to meet specified performance criteria. In addition, the ability of our charterer to perform its obligations under a charter will depend on a number of factors that are beyond our control. These factors may include general economic conditions, the condition of the dry bulk shipping industry, the charter rates received for specific types of vessels, the ability of the charterer to obtain letters of credit from its customers and various operating expenses. The costs and delays associated with the default by a charterer of a vessel may be considerable and may adversely affect our business, results of operations, cash flows, financial condition and our ability to pay dividends.

We cannot predict whether our charterer will, upon the expiration of its charters, re-charter our vessels on favorable terms or at all. If our charterer decides not to re-charter our vessels, we may not be able to re-charter them on terms similar to our current charters or at all. In the future, we may also employ our vessels in the spot charter market, which is subject to greater rate fluctuation than the time charter market.

If we receive lower charter rates under replacement charters or are unable to re-charter all of our vessels, the amounts available, if any, to pay dividends to our shareholders may be significantly reduced or eliminated.

We will not be able to take advantage of favorable opportunities in the current spot market with respect to our vessels, all of which are employed on 11 to 13 month time charters.

All of the six vessels in our fleet are employed under medium-term time charters, with expiration dates ranging from 11 months to 13 months from the time of delivery. Although medium-term time charters provide relatively steady streams of revenue, vessels committed to medium-term charters may not be available for spot voyages during periods of increasing charter hire rates, when spot voyages might be more profitable.

We may not be able to attract and retain key management personnel and other employees in the shipping industry, which may negatively affect the effectiveness of our management and our results of operations.

Our success will depend to a significant extent upon the abilities and efforts of our management team. We currently have four employees, our chief executive officer, chief financial officer, secretary and general counsel. Our success will depend upon our ability to retain key members of our management team and the ability of our management to recruit and hire suitable employees. The loss of any of these individuals could adversely affect our business prospects and financial condition. Difficulty in hiring and retaining personnel could adversely affect our results of operations.

We are dependent on each of EST and Safbulk for the management and commercial brokerage of our fleet.

Mr. Dale Ploughman, our chief executive officer, Ms. Christina Anagnostara, our chief financial officer, Mr. Ioannis Tsigkounakis, our secretary, and Ms. Theodora Mitropetrou, our general counsel are our only officers, and we currently have no plans to hire additional officers. As we subcontract the management and commercial brokerage of our fleet, including crewing, maintenance and repair, to each of EST and Safbulk, both affiliates of members of the Restis family, the loss of services of, or the failure to perform by, either of these entities could materially and adversely affect our results of operations. Although we may have rights against either of these entities if they default on their obligations to us, you will have no recourse directly against them. Further, we expect that we will need to seek approval from our lenders to change our manager.

EST, Safbulk and SAMC are privately held companies and there is little or no publicly available information about them.

The ability of EST and Safbulk to continue providing services for our benefit and for SAMC to continue performing under the charters will depend in part on their respective financial strength. Circumstances beyond our control could impair their financial strength, and because they are privately held, it is unlikely that information about their financial strength would become public unless any of these entities began to default on their respective obligations. As a result, our shareholders might have little advance warning of problems affecting EST, Safbulk or SAMC, even though these problems could have a material adverse effect on us.

We outsource the management and commercial brokerage of our fleet to companies that are affiliated with members of the Restis family, which may create conflicts of interest.

We outsource the management and commercial brokerage of our fleet to EST and Safbulk, companies that are affiliated with members of the Restis family. Companies affiliated with members of the Restis family own and may acquire vessels that compete with our fleet. Both EST and Safbulk have responsibilities and relationships to owners other than us which could create conflicts of interest between us, on the one hand, and EST or Safbulk, on the other hand. These conflicts may arise in connection with the chartering of the vessels in our fleet versus dry bulk carriers managed by other companies affiliated with members of the Restis family.

Risks involved with operating ocean-going vessels could affect our business and reputation, which would adversely affect our revenues.

The operation of an ocean-going vessel carries inherent risks. These risks include the possibility of:

•	crew strikes and/or boycotts;

•	marine disaster;

•	piracy;

•	environmental accidents;

•	cargo and property losses or damage; and

•	business interruptions caused by mechanical failure, human error, war, terrorism, political action in various countries or adverse weather conditions.

Any of these circumstances or events could increase our costs or lower our revenues.

Our vessels may suffer damage and we may face unexpected drydocking costs, which could adversely affect our cash flow and financial condition.

If our vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydock repairs are unpredictable and can be substantial. We may have to pay drydocking costs that our insurance does not cover. The loss of earnings while these vessels are being repaired and reconditioned may not be covered by insurance in full and thus these losses, as well as the actual cost of these repairs, would decrease our earnings.

Purchasing and operating second hand vessels may result in increased operating costs and vessel off-hire, which could adversely affect our earnings.

We have inspected the second hand vessels that we acquired from the sellers and considered the age and condition of the vessels in budgeting for operating, insurance and maintenance costs. If we acquire additional second hand vessels in the future, we may encounter higher operating and maintenance costs due to the age and condition of those additional vessels.

However, our inspection of second hand vessels prior to purchase does not provide us with the same knowledge about their condition and cost of any required or anticipated repairs that we would have had if these vessels had been built for and operated exclusively by us. Except for the two newly constructed vessels, we will not receive the benefit of warranties on second hand vessels.

In general, the costs to maintain a dry bulk carrier in good operating condition increase with the age of the vessel. The average age of the four second hand vessels in our initial fleet of six dry bulk carriers that we acquired from the sellers is approximately 10.5 years. The two newly built vessels have a useful life of 25 years. Older vessels are typically less fuel-efficient and more costly to maintain than more recently constructed dry bulk carriers due to improvements in engine technology. Cargo insurance rates increase with the age of a vessel, making older vessels less desirable to charterers.

Governmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for alterations, or the addition of new equipment, to our vessels and may restrict the type of activities in which the vessels may engage. As our vessels age, market conditions may not justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.

Turbulence in the financial services markets and the tightening of credit may affect the ability of purchasers of dry bulk cargo to obtain letters of credit to purchase dry bulk goods, resulting in declines in the demand for vessels.

Turbulence in the financial markets has led many lenders to reduce, and in some cases, cease to provide credit, including letters of credit, to borrowers. Purchasers of dry bulk cargo typically pay for cargo with letters of credit. The tightening of the credit markets has reduced the issuance of letters of credit and as a result decreased the amount of cargo being shipped as sellers determine not to sell cargo without a letter of credit. Reductions in cargo results in less business for charterers and declines in the demand for vessels. Any material decrease in the demand for vessels may decrease charter rates and make it more difficult for Seanergy to charter its vessels in the future at competitive rates. Reduced charter rates would reduce Seanergy’s revenues.

Rising fuel prices may adversely affect our profits.

The cost of fuel is a significant factor in negotiating charter rates. As a result, an increase in the price of fuel beyond our expectations may adversely affect our profitability. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geo-political developments, supply and demand for oil, actions by members of the Organization of the Petroleum Exporting Countries and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns and regulations.

Our worldwide operations will expose us to global risks that may interfere with the operation of our vessels.

We conduct our operations worldwide. Changing economic, political and governmental conditions in the countries where we are engaged in business or in the countries where we have registered our vessels, affect our operations. In the past, political conflicts, particularly in the Persian Gulf, resulted in attacks on vessels, mining of waterways and other efforts to disrupt shipping in the area. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea and off the coast of Somalia. The likelihood of future acts of terrorism may increase, and our vessels may face higher risks of being attacked. In addition, future hostilities or other political instability in regions where our vessels trade could have a material adverse effect on our trade patterns and adversely affect our operations and performance.

We may not have adequate insurance to compensate us if we lose our vessels, which may have a material adverse effect on our financial condition and results of operation.

We have procured hull and machinery insurance and protection and indemnity insurance, which includes environmental damage and pollution insurance coverage and war risk insurance for our fleet. We do not expect to maintain for all of our vessels insurance against loss of hire, which covers business interruptions that result from the loss of use of a vessel. We may not be adequately insured against all risks. We may not be able to obtain adequate insurance coverage for our fleet in the future. The insurers may not pay particular claims. Our insurance policies may contain deductibles for which we will be responsible and limitations and exclusions which may increase our costs or lower our revenue. Moreover, insurers may default on claims they are required to pay. If our insurance is not enough to cover claims that may arise, the deficiency may have a material adverse effect on our financial condition and results of operations.

We are incorporated in the Republic of the Marshall Islands, which does not have a well-developed body of corporate law, which may negatively affect the ability of shareholders to protect their interests.

Our corporate affairs are governed by our amended and restated articles of incorporation and amended and restated by-laws and by the Marshall Islands Business Corporations Act, or BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Republic of the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the laws of the Republic of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain U.S. jurisdictions. Shareholder rights may differ as well. While the BCA does specifically incorporate the non-statutory law, or judicial case law, of the State of Delaware and other states with substantially similar legislative provisions, shareholders may have more difficulty in protecting their interests in the face of actions by the management, directors or controlling shareholders than would shareholders of a corporation incorporated in a U.S. jurisdiction.

We are incorporated under the laws of the Republic of the Marshall Islands and our directors and officers are non-U.S. residents, and although you may bring an original action in the courts of the Marshall Islands or obtain a judgment against us or our directors or management based on U.S. laws in the event you believe your rights as a shareholder have been infringed, it may be difficult to enforce judgments against us or our directors or management.

We are incorporated under the laws of the Republic of the Marshall Islands, and all of our assets are, and will be, located outside of the United States. Our business is operated primarily from our offices in Athens, Greece. In addition, our directors and officers, are non-residents of the United States, and all or a substantial portion of the assets of these non-residents are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us, or against these individuals in the United States if you believe that your rights have been infringed under securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Marshall Islands and of other jurisdictions may prevent or restrict you from enforcing a judgment against our assets or the assets of our directors and officers. Although you may bring an original action against us or our affiliates in the courts of the Marshall Islands based on U.S. laws, and the courts of the Marshall Islands may impose civil liability, including monetary damages, against us, or our affiliates for a cause of action arising under Marshall Islands laws, it may impracticable for you to do so given the geographic location of the Marshall Islands. For more information regarding the relevant laws of the Marshall Islands, please read “Enforceability of Civil Liabilities.”

Anti-takeover provisions in our amended and restated articles of incorporation and by-laws, as well as the terms and conditions of a Voting Agreement, could make it difficult for shareholders to replace or remove our current board of directors or could have the effect of discouraging, delaying or preventing a merger or acquisition, which could adversely affect the market price of our common shares.

Several provisions of our amended and restated articles of incorporation and by-laws, as well as the terms and conditions of the Voting Agreement could make it difficult for shareholders to change the composition of our board of directors in any one year, preventing them from changing the composition of our management. In addition, the same provisions may discourage, delay or prevent a merger or acquisition that shareholders may consider favorable.

These provisions include those that:

•	authorize our board of directors to issue “blank check” preferred stock without shareholder approval;

•	provide for a classified board of directors with staggered, three-year terms;

•	require a super-majority vote in order to amend the provisions regarding our classified board of directors with staggered, three-year terms;

•	permit the removal of any director from office at any time, with or without cause, at the request of the shareholder group entitled to designate such director;

•	allow vacancies on the board of directors to be filled by the shareholder group entitled to name the director whose resignation or removal led to the occurrence of the vacancy;

•	require that our board of directors fill any vacancies on the shipping committee with the nominees selected by the party that nominated the person whose resignation or removal has caused such vacancies; and

•	prevent our board of directors from dissolving the shipping committee or altering the duties or composition of the shipping committee without an affirmative vote of not less than 80% of the board of directors.

These anti-takeover provisions could substantially impede the ability of shareholders to benefit from a change in control and, as a result, may adversely affect the market price of our common stock and your ability to realize any potential change of control premium.

Our shipping committee is controlled by appointees nominated by affiliates of members of the Restis’ family, which could create conflicts of interest detrimental to us.

Our board of directors has created a shipping committee, which has been delegated exclusive authority to consider and vote upon all matters involving shipping and vessel finance, subject to certain limitations. Affiliates of members of the Restis family have the right to appoint two of the three members of the shipping committee and as a result such affiliates will effectively control all decisions with respect to our shipping operations that do not involve a transaction with a Restis affiliate. Messrs. Dale Ploughman, Kostas Koutsoubelis and Elias Culucundis currently serve on our shipping committee. Each of Messrs. Ploughman and Koutsoubelis also will continue to serve as officers and/or directors of other entities affiliated with members of the Restis family that operate in the dry bulk sector of the shipping industry. The dual responsibilities of members of the shipping committee in exercising their fiduciary duties to us and other entities in the shipping industry could create conflicts of interest. Although Messrs. Ploughman and Koutsoubelis intend to maintain as confidential all information they learn from one company and not disclose it to the other entities for whom they serve; in certain instances this could be impossible given their respective roles with various companies. There can be no assurance that Messrs. Ploughman and Koutsoubelis would resolve any conflicts of interest in a manner beneficial to us.

We may be classified as a passive foreign investment company, or PFIC, which could result in adverse U.S. federal income tax consequences to U.S. holders of our common stock or warrants.

We generally will be treated as a PFIC for any taxable year in which either (1) at least 75% of our gross income (looking through certain corporate subsidiaries) is passive income or (2) at least 50% of the average value of our assets (looking through certain corporate subsidiaries) produce, or are held for the production of, passive income. Passive income generally includes dividends, interest, rents, royalties, and gains from the disposition of passive assets. If we were a PFIC for any taxable year during which a U.S. Holder (as such term is defined in the section entitled “Taxation — U.S. Federal Income Taxation — General”) held our common stock or warrants, the U.S. Holder may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements. Based on the current and expected composition of our and our subsidiaries’ assets and income, it is not anticipated that we will be treated as a PFIC. Our actual PFIC status for any taxable year, however, will not be determinable until after the end of such taxable year. Accordingly there can be no assurances regarding our status as a PFIC for the current taxable year or any future taxable year. See the discussion in the section entitled “Taxation — U.S. Federal Income Taxation — U.S. Holders — Passive Foreign Investment Company Rules.” We urge U.S. Holders to consult with their own tax advisors regarding the possible application of the PFIC rules.

We, or any of our vessel-owning subsidiaries, may become subject to U.S. federal income taxation on our U.S. source shipping income.

Each of the vessels acquired is operated under a time charter or voyage charter that allows the charterer to determine the vessel’s ports of call. If a vessel operates to or from the United States, a portion of the charter income from the vessel attributable to such trips may constitute “United States source gross transportation income.” We cannot predict whether we or any of our vessel-owning subsidiaries will earn any such income. United States source gross transportation income generally is subject to U.S. federal income tax at a 4% rate, unless exempt under Section 883 of the Internal Revenue Code of 1986, as amended, or the Code. Section 883 of the Code generally provides an exemption from U.S. federal income tax in respect of gross income earned by certain foreign corporations from the international operation of ships, but only if a number of requirements are met (including requirements concerning the ownership of the foreign corporation). Because of the factual nature of determining whether this tax exemption applies, it is unclear at this time whether the exemption will be available to us or any of our vessel-owning subsidiaries for any United States source gross transportation income that we or our subsidiaries might earn. You should consult with your own tax advisors as to the risk that we or our vessel-owning subsidiaries may be subject to U.S. federal income tax.

We, as a non-U.S. company, have elected to comply with the less stringent reporting requirements of the Exchange Act, as a foreign private issuer.

We are a Marshall Islands company, and our corporate affairs are governed by our amended and restated articles of incorporation, the BCA and the common law of the Republic of the Marshall Islands. Upon the dissolution and liquidation of Seanergy Maritime, we intend to commence reporting under the Exchange Act as a non-U.S. company with foreign private issuer status. Some of the differences between the reporting obligations of a foreign private issuer and those of a U.S. domestic company are as follows: Foreign private issuers are not required to file their annual report on Form 20-F until six months after the end of each fiscal year while U.S. domestic issuers that are accelerated filers are required to file their annual report of Form 10-K within 75 days after the end of each fiscal year. However, in August 2008, the Securities and Exchange Commission (“SEC”), adopted changes in the content and timing of disclosure requirements for foreign private issuers, including requiring foreign private issuers to file their annual report on Form 20-F no later than four months after the end of each fiscal year, after a three-year transition period. Additionally, other new disclosure requirements that will be added to Form 20-F include disclosure of disagreements with or changes in certifying accountants, fees, payments and other charges related to American Depository Receipts, and significant differences in corporate governance practices as compared to United States issuers. In addition, foreign private issuers are not required to file regular quarterly reports on Form 10-Q that contain unaudited financial and other specified information.

However, if a foreign private issuer makes interim reports available to shareholders, the foreign private issuer will be required to submit copies of such reports to the SEC on a Form 6-K. Foreign private issuers are also not required to file current reports on Form 8-K upon the occurrence of specified significant events. However, foreign private issuers are required to file reports on Form 6-K disclosing whatever information the foreign private issuer has made or is required to make public pursuant to its home country’s laws or distributes to its shareholders and that is material to the issuer and its subsidiaries. Foreign private issuers are also exempt from the requirements under the U.S. proxy rules prescribing the content of proxy statements and annual reports to shareholders. Although the Nasdaq Stock Market does require that a listed company prepare and deliver to shareholders annual reports and proxy statements in connection with all meeting of shareholders, these documents will not be required to comply with the detailed content requirements of the SEC’s proxy regulations. Officers, directors and 10% or more shareholders of foreign private issuers are exempt from requirements to file Forms 3, 4 and 5 to report their beneficial ownership of the issuer’s common stock under Section 16(a) of the Exchange Act and are also exempt from the related short-swing profit recapture rules under Section 16(b) of the Exchange Act. Foreign private issuers are also not required to comply with the provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information.

In addition, as a foreign private issuer, we may be exempted from, and you may not be provided with the benefits of, some of the Nasdaq Stock Market corporate governance requirements, including that:

•	a majority of our board of directors must be independent directors;

•	the compensation of our chief executive officer must be determined or recommended by a majority of the independent directors or a compensation committee comprised solely of independent directors; and

•	our director nominees must be selected or recommended by a majority of the independent directors or a nomination committee comprised solely of independent directors.

As a result, our independent directors may not have as much influence over our corporate policy as they would if we were not a foreign private issuer.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as shareholders of a U.S. company.

The Republic of Marshall Islands has no bankruptcy act.

The Republic of Marshall Islands has no bankruptcy, insolvency or any similar act that governs the liquidation or rehabilitation of an insolvent debtor, and thus the Marshall Islands may not have a sound legal framework and corresponding caliber of professional legal infrastructure to adequately address or recognize the rights and needs of domestic or foreign creditors and investors. It does have a little-used device pursuant to which, at the request of a judgment creditor, a court can appoint a receiver to either run or wind up the affairs of a corporation. A court can also appoint a trustee if a corporation files for dissolution to wind up the affairs. Finally, it would be possible for a Marshall Islands court to apply the law of any jurisdiction with laws similar to those of the Marshall Islands, such as those of the United States. There can be no assurance, however, that a Marshall Islands court would apply the insolvency laws, including, without limitation, the priority schemes, of the United States or of any other foreign country, in the event of the Company’s insolvency, and thus it is difficult to predict the outcome of any such proceedings. Additionally, to the extent the Company has creditors or assets in countries other than the Marshall Islands, there can be no assurance that a foreign court would recognize and extend comity to the Marshall Islands insolvency proceedings.

Investors should not rely on an investment in us if they require dividend income. It is not certain that we will pay a dividend and the only return on an investment in us may come from appreciation of our common stock, if any.

We intend to pay dividends as described in “Description of Securities — Dividends.” However, we may incur other expenses or liabilities that would reduce or eliminate the cash available for distribution as dividends. Our loan agreements, including the credit facility agreement, may also prohibit or restrict the declaration and payment of dividends under some circumstances.

In addition, the declaration and payment of dividends will be subject at all times to the discretion of our board of directors. The timing and amount of dividends will be in the discretion of our board of directors and be dependent on our earnings, financial condition, cash requirements and availability, fleet renewal and expansion, restrictions in our loan agreements, the provisions of Marshall Islands law affecting the payment of dividends and other factors. Marshall Islands law generally prohibits the payment of dividends other than from surplus or while a company is insolvent or would be rendered insolvent upon the payment of such dividends, or if there is no surplus, dividends may be declared or paid out of net profits for the fiscal year in which the dividend is declared and for the preceding fiscal year. We may not pay dividends in the anticipated amounts and frequency set forth in this prospectus or at all.

We are a holding company and will depend on the ability of our subsidiaries to distribute funds to us in order to satisfy financial obligations or to make dividend payments.

We are a holding company and our subsidiaries, all of which are, or upon their formation will be, wholly owned by us either directly or indirectly, conduct all of our operations and own all of our operating assets. We have no significant assets other than the equity interests in our wholly owned subsidiaries. As a result, our ability to make dividend payments depends on our subsidiaries and their ability to distribute funds to us. If we are unable to obtain funds from our subsidiaries, our board of directors may exercise its discretion not to pay dividends.

The Seanergy Maritime warrants, which will become our obligation after the dissolution and liquidation, are currently exercisable and you may experience dilution.

Seanergy Maritime has 40,116,667 warrants to purchase its common stock (including those included as part of the underwriters’ unit purchase option) issued and outstanding at an exercise price of $6.50 per share, of which 39,116,667 will become our obligations upon completion of Seanergy Maritime’s dissolution and liquidation. As a result, you may experience dilution if such warrants are exercised.

Registration rights held by Seanergy Maritime’s founding shareholders and the Restis affiliate shareholders may have an adverse effect on the market price of our common stock.

Pursuant to a Registration Rights Agreement, no later than thirty days from the effective date of the dissolution and liquidation, we are obligated to file a registration statement with the Securities and Exchange Commission registering the resale of the 5.5 million shares in the aggregate owned by Seanergy Maritime’s founding shareholders and the Restis affiliate shareholders and the 16,016,667 shares of common stock underlying their private placement warrants. However, the 5,500,000 shares will not be released from escrow before the first year anniversary of the consummation of the vessel acquisition. In addition, we have agreed to register for resale in such registration statement an aggregate of 6,568,075 shares of common stock, consisting of 4,308,075 shares of common stock issuable to the Restis affiliate shareholders if we achieve certain earnings targets and 2,260,000 shares of common stock issuable upon conversion of the Note.

Upon the effectiveness of such registration statement, there will be up to an additional 28,084,742 shares of common stock eligible for trading in the public market. The presence of these additional shares may have an adverse effect on the market price of our common stock.

Following the completion of the dissolution and liquidation of Seanergy Maritime, the Restis affiliate shareholders will hold approximately     % of our outstanding common stock and the founding shareholders of Seanergy Maritime will hold approximately     % of our outstanding common stock. If we achieve certain earnings targets and the Restis affiliate shareholders convert the Note into Shares, the Restis affiliate shareholders may receive an additional 6,568,075 of our outstanding common stock within two years after closing. This may limit your ability to influence our actions.

As of December 8, 2008, the total beneficial ownership of the Restis family, including shares actually owned, shares issuable upon exercise of warrants exercisable within 60 days and shares governed by the Voting Agreement, in Seanergy Maritime was 84.12%. Between the period commencing on May 20, 2008 when the Restis affiliate shareholders became shareholders of Seanergy Maritime and the date of this prospectus, the Restis affiliate shareholders beneficial ownership interest has increased as a result of the following: (i) the determination to purchase shares of Seanergy Maritime’s common stock because a substantial number of shareholders were likely to vote against the approval of the proposed vessel acquisition in which the Restis affiliate shareholders had an interest; (ii) the decrease in the number of shares outstanding for Seanergy Maritime resulting from shareholders electing to have their shares redeemed upon the consummation of the vessel acquisition; (iii) the increase in shares deemed beneficially owned resulting from the warrants becoming exercisable upon the consummation of the vessel acquisition; and (iv) the determination to purchase shares for investment purposes.

Following the completion of the dissolution and liquidation of Seanergy Maritime, the Restis affiliate shareholders will own approximately     % of our outstanding common stock (including 70,000 shares of common stock owned by Argonaut SPC, a fund whose investment manager is an affiliate of members of the Restis family), or approximately     % of our outstanding capital stock on a fully diluted basis, assuming exercise of all outstanding Warrants. Assuming issuance of the earnout shares and conversion of the Note, the Restis affiliate shareholders will own approximately     % of our outstanding common stock, or approximately     % of our outstanding common stock on a fully diluted basis, assuming exercise of all outstanding Warrants. Following completion of Seanergy Maritime’s dissolution and liquidation, the founding shareholders of Seanergy Maritime will own approximately     % of our outstanding common stock, or     % of our outstanding capital stock on a fully diluted basis. In addition, Seanergy Maritime has entered into the Voting

Agreement with the Restis affiliate shareholders and the founding shareholders of Seanergy Maritime whereby the Restis affiliate shareholders and founding shareholders will jointly nominate our board of directors. Collectively, the parties to the Voting Agreement will own     % of our outstanding common stock, or approximately     % on a fully diluted basis. Seanergy Maritime’s major shareholders (which will become our major shareholders following Seanergy Maritime’s dissolution and liquidation) will have the power to exert considerable influence over our actions and matters which require shareholder approval, which will limit your ability to influence our actions.

The market price of our common stock may in the future be subject to significant fluctuations.

The market price of our common stock may in the future be subject to significant fluctuations as a result of many factors, some of which are beyond our control. Among the factors that could in the future affect our stock price are:

•	quarterly variations in our results of operations;

•	changes in sales or earnings estimates or publication of research reports by analysts;

•	speculation in the press or investment community about our business or the shipping industry generally;

•	changes in market valuations of similar companies and stock market price and volume fluctuations generally;

•	strategic actions by us or our competitors such as acquisitions or restructurings;

•	regulatory developments;

•	additions or departures of key personnel;

•	general market conditions; and

•	domestic and international economic, market and currency factors unrelated to our performance.

In addition, in recent months, the stock market has experienced significant price and volume fluctuations. This volatility has had a significant impact on the market price of securities issued by many companies, including companies in the dry bulk shipping industry. The changes frequently appear to occur without regard to the operating performance of the affected companies. Hence, the price of our common stock could fluctuate based upon factors that have little or nothing to do with us, and these fluctuations could materially reduce our share price.

Because we expect to generate all of our revenues in U.S. dollars but incur a portion of our expenses in other currencies, exchange rate fluctuations could have an adverse impact on our results of operations.

We expect to generate substantially all of our revenues in U.S. dollars but certain of our expenses will be incurred in currencies other than the U.S. dollar. This difference could lead to fluctuations in net income due to changes in the value of the U.S. dollar relative to these other currencies, in particular the Euro. Expenses incurred in foreign currencies against which the U.S. dollar falls in value could increase, decreasing our net income and cash flow from operations. For example, during 2007, the value of the U.S. dollar declined by approximately 10.37% as compared to the Euro and declined approximately 8.22% during the first six months of 2008. However, the value of the U.S. dollar increased by approximately 3.41% as compared to the Euro during the first nine months of 2008 and increased approximately 10.75% for the three months ended September 30, 2008.

Industry Risk Factors Relating to Seanergy

The dry bulk shipping industry is cyclical and volatile, and this may lead to reductions and volatility of charter rates, vessel values and results of operations.

The degree of charter hire rate volatility among different types of dry bulk carriers has varied widely. If we enter into a charter when charter hire rates are low, our revenues and earnings will be adversely affected.

In addition, a decline in charter hire rates likely will cause the value of the vessels that we own, to decline and we may not be able to successfully charter our vessels in the future at rates sufficient to allow us to operate our business profitably or meet our obligations. The factors affecting the supply and demand for dry bulk carriers are outside of our control and are unpredictable. The nature, timing, direction and degree of changes in dry bulk shipping market conditions are also unpredictable.

Factors that influence demand for seaborne transportation of cargo include:

•	demand for and production of dry bulk products;

•	the distance cargo is to be moved by sea;

•	global and regional economic and political conditions;

•	environmental and other regulatory developments; and

•	changes in seaborne and other transportation patterns, including changes in the distances over which cargo is transported due to geographic changes in where commodities are produced and cargoes are used.

The factors that influence the supply of vessel capacity include:

•	the number of new vessel deliveries;

•	the scrapping rate of older vessels;

•	vessel casualties;

•	price of steel;

•	number of vessels that are out of service;

•	changes in environmental and other regulations that may limit the useful life of vessels; and

•	port or canal congestion.

We anticipate that the future demand for our vessels will be dependent upon continued economic growth in the world’s economies, including China and India, seasonal and regional changes in demand, changes in the capacity of the world’s dry bulk carrier fleet and the sources and supply of cargo to be transported by sea. If the global vessel capacity increases in the dry bulk shipping market, but the demand for vessel capacity in this market does not increase or increases at a slower rate, the charter rates could materially decline. Adverse economic, political, social or other developments could have a material adverse effect on our business, financial condition, results of operations and ability to pay dividends.

Charter rates in the dry bulk shipping market are at historically high levels and future growth will depend on continued economic growth in the world economy that exceeds growth in vessel capacity. A decline in charter rates would adversely affect our revenue stream and could have an adverse effect on our financial condition and results of operations.

Charter rates for the dry bulk carriers recently have been at historically high levels. We anticipate that future demand for our vessels, and in turn future charter rates, will be dependent upon continued economic growth in the world’s economy, particularly in China and India, as well as seasonal and regional changes in demand and changes in the capacity of the world’s fleet. The world’s dry bulk carrier fleet is expected to increase in 2008 as a result of scheduled deliveries of newly constructed vessels but will be leveled off by higher forecasts for scrapping of existing vessels as compared to 2007. Continued economic growth in the world economy that exceeds growth in vessel capacity will be necessary to sustain current charter rates. There can be no assurance that economic growth will not decline or that vessel scrapping will occur at an even lower rate than forecasted.

In recent months, charter rates for dry bulk ships have dropped significantly. Despite Seanergy’s current strong charter revenue as a result of current charter agreements being secured for 11-13 months which are currently at above market value, there is a risk that due to the current volatility in the dry bulk sector, which is primarily caused by among other things, a decrease in letters of credit being provided, significant drop in demand for goods being shipped, reduction in volumes of goods and cancellation of orders, there is a possibility that charterers could seek to renegotiate the time charter rates. A decline in charter rates would adversely affect our revenue stream and could have a material adverse effect on our business, financial condition and results of operations.

Significant volatility in the world economy could have a material adverse effect on our business, financial position and results of operations.

Our vessels are engaged in global seaborne transportation of commodities, involving the loading or discharging of raw materials and semi-finished goods around the world. As a result, significant volatility in the world economy and negative changes in global economic conditions, may have an adverse effect on our business, financial position and results of operations, as well as future prospects. In particular, in recent years China has been one of the fastest growing economies in terms of gross domestic product. Given the current global conditions, the Chinese economy has experienced slowdown and stagnation and there is no assurance that continuous growth will be sustained or that the Chinese economy will not experience further contraction or stagnation in the future. Moreover, any further slowdown in the U.S. economy, the European Union or certain other Asian countries may continue to adversely affect world economic growth. Negative world economic conditions may result in global production cuts, changes in the supply and demand for the seaborne transportation of drybulk goods, downward adjusted pricings for goods and freights and cancellation of transactions/orders placed. As a result, our future revenues and net income, may be materially reduced, and our future prospects may be materially affected, by a continuous global economic downturn.

An oversupply of dry bulk carrier capacity may lead to reductions in charter rates and our profitability.

The market supply of dry bulk carriers, primarily Capesize and Panamax vessels, has been increasing, and the number of such dry bulk carriers on order is near historic highs. Newly constructed vessels were delivered and are expected to continue in significant numbers starting at the beginning of 2006 through 2009. As of December 2007, newly constructed vessels orders had been placed for an aggregate of more than 60% of the current global dry bulk fleet, with deliveries expected during the next four to five years. An oversupply of dry bulk carrier capacity may result in a reduction of our charter rates. If such a reduction occurs, when our vessels’ current charters expire or terminate, we may only be able to recharter our vessels at reduced or unprofitable rates or we may not be able to charter these vessels at all.

Changes in the economic and political environment in China and policies adopted by the government to regulate its economy may have a material adverse effect on our business, financial condition and results of operations.

The Chinese economy differs from the economies of most countries belonging to the Organization for Economic Cooperation and Development, or OECD, in such respects as structure, government involvement, level of development, growth rate, capital reinvestment, allocation of resources, rate of inflation and balance of payments position. Prior to 1978, the Chinese economy was a planned economy. Since 1978, increasing emphasis has been placed on the utilization of market forces in the development of the Chinese economy. There is an increasing level of freedom and autonomy in areas such as allocation of resources, production, pricing and management and a gradual shift in emphasis to a “market economy” and enterprise reform. Although limited price reforms were undertaken, with the result that prices for certain commodities are principally determined by market forces, many of the reforms are experimental and may be subject to change or abolition. We cannot assure you that the Chinese government will continue to pursue a policy of economic reform. The level of imports to and exports from China could be adversely affected by changes to these economic reforms, as well as by changes in political, economic and social conditions or other relevant policies of the Chinese government, such as changes in laws, regulations or export and import restrictions, all of which could, adversely affect our business, financial condition and operating results.

An economic slowdown in the Asia Pacific region could have a material adverse effect on our business, financial position and results of operations.

A significant number of the port calls made by our vessels may involve the loading or discharging of raw materials and semi-finished products in ports in the Asia Pacific region. As a result, a negative change in economic conditions in any Asia Pacific country, but particularly in China or India, may have an adverse effect on our future business, financial position and results of operations, as well as our future prospects. In recent years, China has been one of the world’s fastest growing economies in terms of gross domestic product. We cannot assure you that such growth will be sustained or that the Chinese economy will not experience contraction in the future. In particular, in recent months, the demand for dry bulk goods from emerging markets, such as China and India, has significantly declined as growth projections for these nations’ economies have been adjusted downwards. Moreover, any slowdown in the economies of the United States, the European Union or certain Asian countries may adversely effect economic growth in China and elsewhere. Our business, financial position and results of operations, as well as our future prospects, will likely be materially and adversely affected by an economic downturn in any of these countries.

We may become dependent on spot charters in the volatile shipping markets which may have an adverse impact on stable cash flows and revenues.

We may employ one or more of our vessels on spot charters, including when time charters on vessels expire. The spot charter market is highly competitive and rates within this market are subject to volatile fluctuations, while longer-term period time charters provide income at predetermined rates over more extended periods of time. If we decide to spot charter our vessels, there can be no assurance that we will be successful in keeping all our vessels fully employed in these short-term markets or that future spot rates will be sufficient to enable our vessels to be operated profitably. A significant decrease in charter rates could affect the value of our fleet and could adversely affect our profitability and cash flows with the result that our ability to pay debt service to our lenders and dividends to our shareholders could be impaired.

Our operations are subject to seasonal fluctuations, which could affect our operating results and the amount of available cash with which we can pay dividends.

We operate our vessels in markets that have historically exhibited seasonal variations in demand and, as a result, in charter hire rates. This seasonality may result in volatility in our operating results, which could affect the amount of dividends that we pay to our shareholders from period to period. The dry bulk carrier market is typically stronger in the fall and winter months in anticipation of increased consumption of coal and other raw materials in the northern hemisphere during the winter months. In addition, unpredictable weather patterns in these months tend to disrupt vessel scheduling and supplies of certain commodities. As a result, revenues of dry bulk carrier operators in general have historically been weaker during the fiscal quarters ended June 30 and September 30, and, conversely, been stronger in fiscal quarters ended December 31 and March 31. This seasonality may materially affect our operating results and cash available for dividends.

We are subject to regulation and liability under environmental laws that could require significant expenditures and affect our cash flows and net income.

Our business and the operation of our vessels are materially affected by government regulation in the form of international conventions, national, state and local laws and regulations in force in the jurisdictions in which our vessels operate, as well as in the country or countries of their registration. Because such conventions, laws, and regulations are often revised, we cannot predict the ultimate cost of complying with such conventions, laws and regulations or the impact thereof on the resale prices or useful lives of our vessels. Additional conventions, laws and regulations may be adopted which could limit our ability to do business or increase the cost of our doing business and which may materially and adversely affect our operations. We are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses and certificates with respect to our operations.

The operation of our vessels is affected by the requirements set forth in the United Nations’ International Maritime Organization’s International Management Code for the Safe Operation of Ships and Pollution Prevention, or ISM Code. The ISM Code requires vessel owners, vessel managers and bareboat charterers to develop and maintain an extensive “Safety Management System” that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. The failure of a vessel owner or bareboat charterer to comply with the ISM Code may subject it to increased liability, may invalidate existing insurance or decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports. Each of our vessels is ISM code-certified but we cannot assure that such certificate will be maintained indefinitely.

We maintain, for each of our vessels, pollution liability coverage insurance in the amount of $1 billion per incident. If the damages from a catastrophic incident exceeded our insurance coverage, it could have a material adverse effect on our financial condition and results of operations.

The operation of dry bulk carriers has particular operational risks which could affect our earnings and cash flow.

The operation of certain vessel types, such as dry bulk carriers, has certain particular risks. With a dry bulk carrier, the cargo itself and its interaction with the vessel can be an operational risk. By their nature, dry bulk cargoes are often heavy, dense, easily shifted, and react badly to water exposure. In addition, dry bulk carriers are often subjected to battering treatment during unloading operations with grabs, jackhammers (to pry encrusted cargoes out of the hold) and small bulldozers. This treatment may cause damage to the vessel. Vessels damaged due to treatment during unloading procedures may be more susceptible to breach while at sea. Hull breaches in dry bulk carriers may lead to the flooding of the vessels’ holds. If a dry bulk carrier suffers flooding in its forward holds, the bulk cargo may become so dense and waterlogged that its pressure may buckle the vessel’s bulkheads leading to the loss of a vessel. If we are unable to adequately maintain our vessels, we may be unable to prevent these events. Any of these circumstances or events could result in loss of life, vessel and/or cargo and negatively impact our business, financial condition, results of operations and ability to pay dividends. In addition, the loss of any of our vessels could harm our reputation as a safe and reliable vessel owner and operator.

If any of our vessels fails to maintain its class certification and/or fails any annual survey, intermediate survey, drydocking or special survey, it could have a material adverse impact on our financial condition and results of operations.

The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and the International Convention for the Safety of Life at Sea, or SOLAS. Our vessels are classed with one or more classification societies that are members of the International Association of Classification Societies.

A vessel must undergo annual surveys, intermediate surveys, drydockings and special surveys. In lieu of a special survey, a vessel’s machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Our vessels are on special survey cycles for hull inspection and continuous survey cycles for machinery inspection. Every vessel is also required to be drydocked every two to three years for inspection of the underwater parts of such vessels.

Currently, the African Zebra and the Hamburg Max are scheduled to be drydocked in February 2009. The costs of such drydockings are expected to aggregate between $1.9 million and $2.1 million.

If any vessel does not maintain its class and/or fails any annual survey, intermediate survey, drydocking or special survey, the vessel will be unable to carry cargo between ports and will be unemployable and uninsurable. Any such inability to carry cargo or be employed, or any such violation of covenants, could have a material adverse impact on our financial condition and results of operations.

Because our seafaring employees are covered by industry-wide collective bargaining agreements, failure of industry groups to renew those agreements may disrupt our operations and adversely affect our earnings.

Our vessel-owning subsidiaries employ a large number of seafarers. All of the seafarers employed on the vessels in our fleet are covered by industry-wide collective bargaining agreements that set basic standards. We cannot assure you that these agreements will prevent labor interruptions. Any labor interruptions could disrupt our operations and harm our financial performance.

Maritime claimants could arrest our vessels, which could interrupt its cash flow.

Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against that vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lien holder may enforce its lien by arresting a vessel through foreclosure proceedings. The arresting or attachment of one or more of our vessels could interrupt our cash flow and require us to pay large sums of funds to have the arrest lifted which would have a material adverse effect on our financial condition and results of operations.

In addition, in some jurisdictions, such as South Africa, under the “sister ship” theory of liability, a claimant may arrest both the vessel which is subject to the claimant’s maritime lien and any “associated” vessel, which is any vessel owned or controlled by the same owner. Claimants could try to assert “sister ship” liability against one of our vessels for claims relating to another of our vessels.

Governments could requisition our vessels during a period of war or emergency, resulting in loss of earnings.

A government could requisition for title or seize our vessels. Requisition for title occurs when a government takes control of a vessel and becomes the owner. Also, a government could requisition our vessels for hire. Requisition for hire occurs when a government takes control of a vessel and effectively becomes the charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency. Government requisition of one or more of our vessels could have a material adverse effect on our financial condition and results of operations.

Because we operate our vessels worldwide, terrorism and other events outside our control may negatively affect our operations and financial condition.

Because we operate our vessels worldwide, terrorist attacks such as the attacks on the United States on September 11, 2001, the bombings in Spain on March 11, 2004 and in London on July 7, 2005, and the continuing response of the United States to these attacks, as well as the threat of future terrorist attacks, continue to cause uncertainty in the world financial markets and may affect our business, results of operations and financial condition. The continuing conflict in Iraq may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. These uncertainties could also have a material adverse effect on our ability to obtain additional financing on terms acceptable to us or at all. In the past, political conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea and off the coast of Somalia. Any of these occurrences could have a material adverse impact on our operating results, revenues and costs.

Terrorist attacks and armed conflicts may also negatively affect our operations and financial condition and directly impact our vessels or our customers. Future terrorist attacks could result in increased volatility of the financial markets in the United States and globally and could result in an economic recession in the United States or the world. Any of these occurrences could have a material adverse impact on our financial condition.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains certain forward-looking statements. Our forward-looking statements include, but are not limited to, statements regarding our or our management’s expectations, hopes, beliefs, intentions or strategies regarding the future and other statements other than statements of historical fact. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipates,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predicts,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this prospectus may include, for example, statements about our:

•	success in retaining or recruiting, or changes required in, our officers, key employees or directors;

•	securities’ ownership being concentrated;

•	risks associated with operating in the shipping industry;

•	risks associated with the availability and terms of credit to us, our charterers and their customers; and

•	public securities’ limited liquidity and trading, as well as the current lack of a trading market.

The forward-looking statements contained in this prospectus are based on our current expectations and beliefs concerning future developments and their potential effects on us. There can be no assurance that future developments affecting us will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described under the heading “Risk Factors.” Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws and/or if and when management knows or has a reasonable basis on which to conclude that previously disclosed projections are no longer reasonably attainable.

USE OF PROCEEDS

We will not receive any proceeds from the distribution of our common stock to shareholders of Seanergy Maritime.

We will receive proceeds from the exercise of the Warrants and issuance of the Warrant Shares to the extent that the Warrants are exercised. We expect to use the proceeds, if any, for working capital. Of the 38,984,667 Warrants, 16,016,667 Warrants that were issued in the private placement, which occurred prior to Seanergy Maritime’s initial public offering of its shares of common stock in which all of Seanergy Maritime’s executive officers purchased such Warrants from Seanergy Maritime (see section entitled “Description of Securities”), are exercisable on a cashless basis. Accordingly, if all of the remaining Warrants were exercised in full, the proceeds would be approximately $149,292,000. We can make no assurances that any of the Warrants will be exercised, or if exercised, over the quantity which will be exercised or in the period in which they will be exercised.

CAPITALIZATION OF SEANERGY MARITIME

The following table sets forth the capitalization of Seanergy Maritime as of June 30, 2008:

•	on an actual basis;

•	on an as adjusted basis giving effect to:

—	the drawdown of the revolving credit facility of $54.8 million and the term loan facility of $165 million in connection with the vessel acquisition;

—	the vessel acquisition and

—	the redemption of 6,370,773 common shares subject to possible redemption.

There are no significant adjustments to Seanergy Maritime’s capitalization since June 30, 2008, other than those reflected in the “As Adjusted” column below. You should read this capitalization table together with the section entitled, “Management’s Discussion and Analysis of Financial Condition and Results of Operations for Seanergy Maritime and Seanergy,” the Financial Statements of Seanergy Maritime Corp. and related notes, the Combined Financial Statements of Goldie Navigation Ltd., Pavey Services Ltd., Shoreline Universal Ltd., Valdis Marine Corp., Kalistos Maritime S.A., and Kalithea Maritime S.A. and related notes and the Unaudited Pro Forma Condensed Combined Financial Statements and related notes for Seanergy Maritime Corp. and Subsidiary and Restis Family Affiliated Vessels Acquired, all appearing elsewhere in this prospectus. Following the dissolution and liquidation, Seanergy’s capitalization will be identical to Seanergy Maritime’s capitalization.

	As of June 30, 2008
	Actual	As Adjusted
	(In thousands)

Debt:
Unsecured convertible note payable to Restis family	$—	$28,250
Long-term revolving financing (secured), including current portion of $18,000	—	54,800
Long-term acquisition financing (secured), including current portion of $30,000	—	165,000

Total debt	—	248,050

Common stock subject to possible redemption	80,850	—

Shareholders’ equity(1):
Preferred stock, $0.0001 par value; 1,000,000 shares authorized, none issued
Common stock, $0.0001 par value, authorized — 89,000,000 shares; issued and outstanding — 28,600,000 shares, inclusive of shares subject to possible redemption actual, 22,229,227 shares, as adjusted	3	2
Additional paid-in capital	146,926	165,502
Retained earnings	3,456	3,456
Shareholder distributions	(3,173)	(3,173)

Total shareholders’ equity	147,212	165,787

Total capitalization	$228,062	$413,837

(1)	As of October 30, 2008, 132,000 of the Public Warrants, which became exercisable on September 24, 2008, were exercised.

SEANERGY’S BUSINESS

Seanergy was formed under the laws of the Republic of the Marshall Islands on January 4, 2008, as a wholly owned subsidiary of Seanergy Maritime. Seanergy Maritime was formed on August 15, 2006, under the laws of the Republic of the Marshall Islands and has its principal offices located in Athens, Greece. Since the consummation of the business combination, Seanergy has provided global transportation solutions in the dry bulk shipping sector through its vessel-owning subsidiaries for a broad range of dry bulk cargoes, including coal, iron ore, and grains, or major bulks, as well as bauxite, phosphate, fertilizers and steel products, or minor bulks.

Vessel Acquisition

Seanergy is a holding company that owns its vessels through separate wholly owned subsidiaries. On August 26, 2008, shareholders of Seanergy Maritime approved a proposal to acquire six dry bulk carriers from six entity sellers that are controlled by members of the Restis family, including two newly built vessels. This acquisition was made pursuant to the Master Agreement and the several MOAs in which Seanergy agreed to purchase these vessels for an aggregate purchase price of (i) $367,030,750 in cash to the sellers, (ii) $28,250,000 in the form of the Note, which is convertible into 2,260,000 shares of Seanergy’s common stock, issued to the Restis affiliate shareholders as nominees for the sellers, and (iii) up to an aggregate of 4,308,075 shares of common stock of Seanergy (which shares are exchangeable for shares of Seanergy Maritime common stock) issued to the Restis affiliate shareholders as nominees for the sellers, subject to Seanergy meeting an EBITDA target of $72 million to be earned between October 1, 2008 and September 30, 2009. The Restis affiliate shareholders, United Capital Investment Corp., Atrion Shipholding S.A., Plaza Shipholding Corp., and Comet Shipholding Inc., and the sellers are owned and controlled by the following members of the Restis family: Victor Restis, Bella Restis, Katia Restis and Claudia Restis. The Restis affiliate shareholders are four personal investment companies. Each company is controlled by one of these four individuals. Each seller is a single purpose entity organized for the purpose of owning and operating one of the six dry bulk carriers sold pursuant to the terms of the Master Agreement and the individual related MOA. Following the sale of the vessels under the Master Agreement and related MOAs, the sellers have had no further operations. The Restis affiliate shareholders purchased shares of Seanergy Maritime’s common stock from two of Seanergy Maritime’s original founders, Messrs. Panagiotis and Simon Zafet, and serve as nominees of the sellers for purposes of receiving payments under the Note and the shares issuable upon meeting the EBITDA targets described above. The Restis affiliate shareholders do not have any direct participation in Seanergy Maritime’s operations as they are not officers, directors or employees of Seanergy Maritime or Seanergy. Pursuant to the terms of the Voting Agreement, the Restis affiliate shareholders have the right to nominate members to the Board of Directors and to appoint officers as described more fully below.

The Master Agreement also provided that Seanergy Maritime and Seanergy cause their respective officers to resign as officers, other than Messrs. Ploughman and Koutsolioutsos, and the Restis affiliate shareholders have the right to appoint such other officers as they deem appropriate in their discretion. The Master Agreement also required that directors resign and be appointed so as to give effect to the Voting Agreement. Pursuant to the Master Agreement, Seanergy Maritime and Seanergy also established shipping committees of three directors and delegated to them the exclusive authority to consider and vote upon all matters involving shipping and vessel finance, subject to certain limitations. Messrs. Ploughman, Koutsoubelis and Culucundis were appointed to such committees. See “Seanergy’s Business — Shipping Committee”. In addition, in connection with the Master Agreement, Seanergy entered into the Management Agreement and the Brokerage Agreement, whereby Seanergy agreed to outsource the management and commercial brokerage of its fleet to affiliates of the Restis family.

On August 28, 2008, Seanergy completed the acquisition, through its designated nominees, of three of the six dry bulk vessels, which included two 2008 — built Supramax vessels and one Handysize vessel. On that date, Seanergy took delivery of the M/V Davakis G, the M/V Delos Ranger and the M/V African Oryx. On September 11, 2008, Seanergy completed the acquisition, through its designated nominee, of the fourth vessel, the M/V Bremen Max, a 1993-built, Panamax vessel. On September 25, 2008, Seanergy completed the acquisition, through its designated nominees, of the final two vessels, the M/V Hamburg Max, a 1994-built, Panamax vessel, and the M/V African Zebra, a 1985-built, Handymax vessel.

Seanergy’s Fleet

Seanergy owns and operates, through its vessel-owning subsidiaries, six dry bulk carriers, including two newly built vessels, that transport a variety of dry bulk commodities. The following table provides summary information about its fleets.

					Term of	Daily
					Time	Time
				Year	Charter	Charter
Vessel(1)	Vessel-Owning Subsidiary(2)	Type	Dwt	Built	Party	Hire Rate(3)(4)

African Oryx	Cynthera Navigation Ltd.	Handysize	24,110	1997	1 year	$30,000
African Zebra	Waldeck Maritime Co.	Handymax	38,632	1985	1 year	$36,000
Bremen Max	Martinique Intl. Corp.	Panamax	73,503	1993	1 year	$65,000
	Harbour Business Intl.
Hamburg Max	Corp.	Panamax	73,498	1994	1 year	$65,000
Davakis G. (ex. Hull No. KA215)	Amazons Management Inc.	Supramax	54,000	2008	1 year	$60,000
Delos Ranger (ex. Hull No. KA216)	Lagoon Shipholding Ltd.	Supramax	54,000	2008	1 year	$60,000

Total			317,743

(1)	Each vessel is registered in the Bahamas except the M/V Bremen Max and M/V Hamburg Max, which are registered in the Isle of Man.

(2)	These are the vessel-owning subsidiaries that own and operate the vessels.

(3)	Daily time charter rates represent the hire rates that SAMC pays to charter the respective vessels from Seanergy’s vessel-owning subsidiaries.

(4)	All charter hire rates are inclusive of a commission of 1.25% payable to Safbulk, as commercial broker, and 2.5% address commission payable to SAMC, as charterer. Address commission is a commission payable by the ship owner to the charterer, expressed as a percentage of freight or hire. Address commission is a standard commission that most charterers invoke when they enter into a contract with a tonnage supplier. The commission is used by the charterer to defray some of his voyage management costs. In return, the charterers’ agents, which owners are obliged to use, invariably do not charge the owners for their services when handling the owners’ normal husbandry matters.

The global dry bulk carrier fleet is divided into three categories based on a vessel’s carrying capacity. These categories are:

•	Panamax. Panamax vessels have a carrying capacity of between 60,000 and 100,000 dwt. These vessels are designed to meet the physical restrictions of the Panama Canal locks (hence their name “Panamax” — the largest vessels able to transit the Panama Canal, making them more versatile than larger vessels). These vessels carry coal, grains, and, to a lesser extent, minerals such as bauxite/alumina and phosphate rock. As the availability of capesize vessels has dwindled, panamaxes have also been used to haul iron ore cargoes.

•	Handymax/Supramax. Handymax vessels have a carrying capacity of between 30,000 and 60,000 dwt. These vessels operate on a large number of geographically dispersed global trade routes, carrying primarily grains and minor bulks. The standard vessels are usually built with 25-30 ton cargo gear, enabling them to discharge cargo where grabs are required (particularly industrial minerals), and to conduct cargo operations in countries and ports with limited infrastructure. This type of vessel offers good trading flexibility and can therefore be used in a wide variety of bulk and neobulk trades, such as steel products. Supramax are a sub-category of this category typically having a cargo carrying capacity of between 50,000 and 60,000 dwt.

•	Handysize. Handysize vessels have a carrying capacity of up to 30,000 dwt. These vessels are almost exclusively carrying minor bulk cargo. Increasingly, vessels of this type operate on regional trading routes, and may serve as trans-shipment feeders for larger vessels. Handysize vessels are well suited for small ports with length and draft restrictions. Their cargo gear enables them to service ports lacking the infrastructure for cargo loading and unloading.

Charter Party Agreements

Pursuant to individual charter party agreements dated May 26, 2008 between SAMC and each of Seanergy’s vessel-owning subsidiaries, Cynthera Navigation Ltd (vessel African Oryx), Waldeck Maritime Co. (vessel African Zebra), Martinique Intl. Corp., (vessel Bremen Max), Harbour Business Intl. Corp. (vessel Hamburg Max), Amazons Management Inc (vessel Davakis G.) and Lagoon Shipholding Ltd (vessel Delos Ranger), all of Seanergy’s vessels are chartered under daily fixed rates from the time of their delivery and for a period of 11-13 months time charter, at the charterer’s option. The daily gross charter rates paid by SAMC are $30,000, 36,000, $65,000, $65,000, $60,000 and $60,000, respectively. All charter rates are inclusive of a commission of 1.25% payable to Safbulk as commercial broker and 2.5% to SAMC as charterer. SAMC sub charters these vessels in the market and takes the risk that the rate it receives is better than the period rate it is paying Seanergy.

SAMC is an affiliate of the Restis family. It is involved in the chartering of a fleet of 15 vessels, including the Seanergy fleet.

Management of the Fleet

We currently have only four employees, Mr. Dale Ploughman, our chief executive officer, Ms. Christina Anagnostara, our chief financial officer, Mr. Ioannis Tsigkounakis, our secretary, and Ms. Theodora Mitropetrou, our general counsel. We intend to employ such number of additional shore-based executives and employees as may be necessary to ensure the efficient performance of our activities.

We outsource the management and commercial brokerage of our fleet to companies that are affiliated with members of the Restis family. For example, the commercial brokerage of our fleet has been contracted out to Safbulk and the management of our fleet has been contracted out to EST. Both of these entities are controlled by members of the Restis family.

Brokerage Agreement

Under the terms of the Brokerage Agreement entered into by Safbulk, as exclusive commercial broker, with Seanergy Management, Safbulk provides commercial brokerage services to our subsidiaries, which include, among other things, seeking and negotiating employment for the vessels owned by the vessel-owning subsidiaries in accordance with the instructions of Seanergy Management. Safbulk is entitled to receive a commission of 1.25% calculated on the collected gross hire/freight/demurrage payable when such amounts are collected. The Brokerage Agreement is for a term of two years, and is automatically renewable for consecutive periods of one year, unless either party is provided with three months’ written notice prior to the termination of such period.

A vessel trading in the spot market may be employed under a voyage charter or a time charter of short duration, generally less than three months. A time charter is a contract to charter a vessel for an agreed period of time at a set daily rate. A voyage charter is a contract to carry a specific cargo for a per ton carry amount. Under voyage charters, Seanergy would pay voyage expenses such as port, canal and fuel costs. Under time charters, the charterer would pay these voyage expenses. Under both types of charters, Seanergy would pay for vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs. Seanergy would also be responsible for each vessel’s intermediate drydocking and special survey costs. Alternatively, vessels can be chartered under “bareboat” contracts whereby the charterer is responsible for the vessel’s maintenance and operations, as well as all voyage expenses. Currently, we have employed our vessels for 11 to 13 month time charters.

Vessels operating on time charter provide more predictable cash flows, but can yield lower profit margins, than vessels operating in the spot market during periods characterized by favorable market conditions. Vessels operating in the spot market generate revenues that are less predictable but may enable Seanergy to increase profit margins during periods of increasing dry bulk rates. However, Seanergy would then be exposed to the risk of declining dry bulk rates, which may be higher or lower than the rates at which Seanergy chartered its vessels. Seanergy constantly evaluates opportunities for time charters, but only expects to enter into additional time charters if it can obtain contract terms that satisfy its criteria.

Management Agreement

Under the terms of the Management Agreement entered into by EST, as manager of all vessels owned by Seanergy’s subsidiaries, with Seanergy Management, EST performs certain duties that include general administrative and support services necessary for the operation and employment of all vessels owned by all subsidiaries of Seanergy, including, without limitation, crewing and other technical management, insurance, freight management, accounting related to vessels, provisions, bunkering, operation and, subject to Seanergy’s instructions, sale and purchase of vessels.

Under the terms of the Management Agreement, EST is entitled to receive a daily fee of Euro 416.00 per vessel until December 21, 2008, which fee may thereafter be increased annually by an amount equal to the percentage change during the preceding period in the Harmonised Indices of Consumer Prices All Items for Greece published by Eurostat from time to time. Such fee is payable monthly in advance on the first business day of each following month.

EST is also an affiliate of members of the Restis family. EST has been in business for over 34 years and manages approximately 95 vessels (inclusive of new vessel build supervision), including the fleet of vessels of affiliates of members of the Restis family. As with Safbulk, we believe that EST has achieved a strong reputation in the international shipping industry for efficiency and reliability and has achieved economies of scale that should result in the cost effective operation of our vessels.

The Management Agreement is for a term of two years, and is automatically renewable for consecutive periods of one year, unless either party is provided with three months’ written notice prior to the termination of such period.

Safbulk, EST, SAMC, the sellers of the vessels that Seanergy acquired and the Restis affiliate shareholders are affiliates of members of the Restis family. The Restis family has been engaged in the international shipping industry for more than 40 years, including the ownership and operation of more than 60 vessels in various segments of the shipping industry, including cargo and chartering interests. The separate businesses controlled by members of the Restis family, when taken together, comprise one of the largest independent shipowning and management groups in the dry bulk sector of the shipping industry. Through our separate agreements with affiliates of members of the Restis family in respect of the management and chartering of the vessels in our initial fleet, we believe we benefit from their extensive industry experience and established relationships. We believe that Safbulk has achieved a strong reputation in the international shipping industry for efficiency and reliability that should create new employment opportunities for us with a variety of well known charterers.

Shipping Committee

We have established a shipping committee. The purpose of the shipping committee is to consider and vote upon all matters involving shipping and vessel finance. The shipping industry often demands very prompt review and decision-making with respect to business opportunities. In recognition of this, and in order to best utilize the experience and skills that the Restis family board appointees bring to us, our board of directors has delegated all such matters to the shipping committee. Transactions that involve the issuance of our securities or transactions that involve a related party, however, will not be delegated to the shipping committee but instead will be considered by our entire board of directors. The shipping committee is comprised of three directors. In accordance with the Voting Agreement, the Master Agreement and the amended and restated by-laws of Seanergy, two of the directors are nominated by the Restis affiliate shareholders and one of the directors is nominated by the founding shareholders of Seanergy Maritime. The initial members of the shipping committee are Messrs. Dale Ploughman and Kostas Koutsoubelis, who are the Restis affiliate shareholders’ nominees, and Mr. Elias M. Culucundis, who is the founding shareholders’ nominee. The Voting Agreement further requires that the directors appoint the selected nominees and that the directors fill any vacancies on the shipping committees with the nominees selected by the party that nominated the person whose resignation or removal caused the vacancy.

Distinguishing Factors and Business Strategy

The international dry bulk shipping industry is highly fragmented and is comprised of approximately 6,300 ocean-going vessels of tonnage size greater than 10,000 dwt which are owned by approximately 1,500 companies. Seanergy competes with other owners of dry bulk carriers, some of which may have a different mix of vessel sizes in their fleet. It has, however, identified the following factors that distinguish it in the dry bulk shipping industry.

Extensive Industry Visibility.  Seanergy’s management and directors have extensive shipping and public company experience as well as relationships in the shipping industry and with charterers in the coal, steel and iron ore industries. Seanergy capitalizes on these relationships and contacts to gain market intelligence, source sale and purchase opportunities and identify chartering opportunities with leading charterers in these core commodities industries, many of whom consider the reputation of a vessel owner and operator when entering into time charters.

Established Customer Relationships.  Seanergy believes that its directors and management team have established relationships with leading charterers and a number of chartering, sales and purchase brokerage houses around the world. Seanergy believes that its directors and management team have maintained relationships with, and have achieved acceptance by, major national and private industrial users, commodity producers and traders.

Experienced and Dedicated Management Team.  Seanergy believes that the members of its management team have developed strong industry relationships with leading charterers, shipbuilders, insurance underwriters, protection and indemnity associations and financial institutions. Additionally, Seanergy’s management team comes equipped with extensive public company experience and with a successful track record of creating shareholder value. All of its officers dedicate the necessary amount of time and effort to fulfill their obligations to Seanergy and its shareholders.

Highly efficient operations.  Seanergy believes that its directors’ and executive officers’ long experience in third-party technical management of dry bulk carriers enable Seanergy to maintain cost-efficient operations. Seanergy actively monitors and controls vessel operating expenses while maintaining the high quality of its fleet through regular inspections, comprehensive planned maintenance systems and preventive maintenance programs and by retaining and training qualified crew members.

Balanced Chartering Strategies.  All of Seanergy’s vessels are under medium-term charters with terms of one year and provide for fixed semi-monthly payments in advance. Seanergy believes that these charters will provide it with high fleet utilization and stable revenues. Seanergy may in the future pursue other market opportunities for its vessels to capitalize on favorable market conditions, including entering into short-term time and voyage charters, pool arrangements or bareboat charters.

Focused Fleet Profile.  Seanergy focuses on the medium size segments of the dry bulk sector such as Panamax, Handymax/Supramax and Handysize dry bulk carriers. However, it may consider dry bulk carriers of other sizes if the market conditions and other financial considerations make the acquisition of such vessel sizes attractive. Furthermore, Seanergy’s targeted fleet profile enables it to serve its customers in both major and minor bulk trades. Seanergy’s vessels are able to trade worldwide in a multitude of trade routes carrying a wide range of cargoes for a number of industries. Seanergy’s dry bulk carriers can carry coal and iron ore for energy and steel production as well as grain and steel products, fertilizers, minerals, forest products, ores, bauxite, alumina, cement and other cargoes. Seanergy’s fleet includes sister ships. Operating sister and similar ships provides Seanergy with operational and scheduling flexibility, efficiencies in employee training and lower inventory and maintenance expenses. Seanergy believes that operating sister ships allows it to maintain lower operating costs and streamline its operations.

High Quality Fleet.  Seanergy believes that its ability to maintain and increase its customer base depends largely on the quality and performance of its fleet. Seanergy believes that owning a high quality fleet reduces operating costs, improves safety and provides it with a competitive advantage in obtaining employment for its vessels. Seanergy carries out regular inspections and maintenance of its fleet in order to maintain its high quality.

Fleet Growth Potential.  Seanergy has the right of first refusal to acquire two additional vessels from affiliates of members of the Restis family on or prior to the second anniversary of the initial closing of the vessel acquisition. Furthermore, Seanergy intends to acquire additional dry bulk carriers or enter into new vessel construction contracts through timely and selective acquisitions of vessels in a manner that it determines would be accretive to cash flow. Seanergy is currently in a period of consolidation as it transitions into an operating company, and it has not identified any expansion opportunities. Accordingly, the timing and terms of any such expansion are uncertain. Seanergy expects to fund acquisitions of additional vessels using amounts borrowed under its credit facility, future borrowings under other agreements as well as with gross proceeds of up to approximately $150,000,000 from the possible exercise of the Warrants or through other sources of debt and equity. However, there can be no assurance that Seanergy will be successful in obtaining future funding or that all of the Warrants will be exercised.

Pay quarterly dividends.  Seanergy anticipates paying dividends in the aggregate amount of $1.20 per share on a quarterly basis during the one-year period commencing with the second full quarter following the initial closing of the vessel acquisition. Seanergy Maritime’s founding shareholders and the Restis affiliate shareholders have agreed with Seanergy for such one year period to subordinate their rights to receive dividends with respect to the original 5,500,000 shares owned by them to the rights of Seanergy public shareholders, but only to the extent that Seanergy has insufficient funds to make such dividend payments. The declaration and payment of any dividend is subject to the discretion of Seanergy’s boards of directors. The timing and amount of dividend payments will be in the discretion of Seanergy’s board of directors and be dependent upon its earnings, financial condition, cash requirements and availability, fleet renewal and expansion, restrictions in its loan agreements, the provisions of Marshall Islands law affecting the payment of dividends to shareholders and other factors. Seanergy’s board of directors may review and amend our dividend policy from time to time in light of its plans for future growth and other factors.

Properties

Seanergy leases office space in Athens, Greece.

Competition

Seanergy operates in markets that are highly competitive and based primarily on supply and demand. Seanergy competes for charters on the basis of price, vessel location, size, age and condition of the vessel, as well as on its reputation. Safbulk negotiates the terms of our charters (whether voyage charters, period time charters, bareboat charters or pools) based on market conditions. Seanergy competes primarily with other owners of dry bulk carriers in the Panamax, Handymax/Supramax and Handysize sectors. Ownership of dry bulk carriers is highly fragmented and is divided among state controlled and independent bulk carrier owners.

Environmental and Other Regulations

Government regulation significantly affects the ownership and operation of Seanergy’s vessels. The vessels are subject to international conventions, national, state and local laws and regulations in force in the countries in which Seanergy’s vessels may operate or are registered.

A variety of governmental and private entities subject Seanergy’s vessels to both scheduled and unscheduled inspections. These entities include the local port authorities (U.S. Coast Guard, harbor master or equivalent), classification societies, flag state administration (country of registry) and charterers. Certain of these entities require Seanergy to obtain permits, licenses and certificates for the operation of its vessels. Failure to maintain necessary permits or approvals could cause Seanergy to incur substantial costs or temporarily suspend operation of one or more of its vessels.

Seanergy believes that the heightened level of environmental and quality concerns among insurance underwriters, regulators and charterers is leading to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the dry bulk shipping industry. Increasing environmental concerns have created a demand for vessels that conform to stricter environmental standards. Seanergy is required to maintain operating standards for all of its vessels that emphasize operational safety, quality maintenance, continuous training of its officers and crews and compliance with United States and international regulations. Seanergy believes that the operation of its vessels is in substantial compliance with applicable environmental laws and regulations applicable to Seanergy.

International Maritime Organization

The IMO has negotiated international conventions that impose liability for oil pollution in international waters and in each signatory’s territorial waters. In September 1997, the IMO adopted Annex VI to the International Convention for the Prevention of Pollution from Ships to address air pollution from ships. Annex VI was ratified in May 2004, and became effective in May 2005. Annex VI set limits on sulfur oxide and nitrogen oxide emissions from ship exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. Seanergy’s fleet has conformed to the Annex VI regulations. In February 2007, the United States proposed a series of amendments to Annex VI regarding particulate matter, NOx and SOx emission standards. The proposed emission program would reduce air pollution from ships by establishing a new tier of performance-based standards for diesel engines on all vessels and stringent emission requirements for ships that operate in coastal areas with air-quality problems. On June 28, 2007, the World Shipping Council announced its support for these amendments. If these amendments are formally adopted and implemented, Seanergy may incur costs to comply with the proposed standards. Additional or new conventions, laws and regulations may also be adopted that could adversely affect Seanergy’s ability to operate its vessels.

The operation of Seanergy’s vessels is also affected by the requirements set forth in the ISM Code. The ISM Code requires shipowners and bareboat charterers to develop and maintain an extensive “Safety Management System” that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. The failure of a shipowner or management company to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels, and may result in a denial of access to, or detention in, certain ports. Each of Seanergy’s vessels is ISM Code-certified. However, there can be no assurance that such certification will be maintained indefinitely.

The United States Oil Pollution Act of 1990

The United States Oil Pollution Act of 1990, or OPA, established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA affects all owners and operators whose vessels trade in the United States, its territories and possessions or whose vessels operate in United States waters, which includes the United States’ territorial sea and its 200 nautical mile exclusive economic zone.

Under OPA, vessel owners, operators, charterers and management companies are “responsible parties” and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels, including bunkers (fuel).

OPA previously limited the liability of responsible parties for dry bulk vessels to the greater of $600 per gross ton or $0.5 million (subject to possible adjustment for inflation). Amendments to OPA signed into law in July 2006 increased these limits on the liability of responsible parties for dry bulk vessels to the greater of $950 per gross ton or $0.8 million. These limits of liability do not apply if an incident was directly caused by violation of applicable United States federal safety, construction or operating regulations or by a responsible party’s gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with oil removal activities.

Seanergy maintains pollution liability coverage insurance for each of its vessels in the amount of $1 billion per incident. If the damages from a catastrophic pollution liability incident exceed its insurance coverage, it could have a material adverse effect on Seanergy’s financial condition and results of operations.

OPA requires owners and operators of vessels to establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet their potential liabilities under the OPA. In December 1994, the Coast Guard implemented regulations requiring evidence of financial responsibility in the amount of $900 per gross ton, which includes the OPA limitation on liability of $600 per gross ton and the U.S. Comprehensive Environmental Response, Compensation, and Liability Act liability limit of $300 per gross ton. Under the regulations, vessel owners and operators may evidence their financial responsibility by showing proof of insurance, surety bond, self-insurance, or guaranty. The U.S. Coast Guard recently proposed amendments to its financial responsibility regulations that would increase the required amount of evidence of financial responsibility to reflect the higher limits on liability imposed by the 2006 amendments to OPA, as described above.

OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for oil spills. In some cases, states that have enacted such legislation have not yet issued implementing regulations defining vessels owners’ responsibilities under these laws. Seanergy complies with all applicable state regulations in the ports where its vessels call.

The United States Clean Water Act

The U.S. Clean Water Act, or CWA, prohibits the discharge of oil or hazardous substances in navigable waters and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under the more recent OPA and CERCLA.

Currently, under U.S. Environmental Protection Agency, or EPA, regulations that have been in place since 1978, vessels are exempt from the requirement to obtain CWA permits for the discharge in U.S. ports of ballast water and other substances incidental to their normal operation. However, on March 30, 2005, the United States District Court for the Northern District of California ruled in Northwest Environmental Advocate v. EPA, 2005 U.S. Dist. LEXIS 5373, that the EPA exceeded its authority in creating an exemption for ballast water. On September 18, 2006, the court issued an order invalidating the blanket exemption in the EPA’s regulations for all discharges incidental to the normal operation of a vessel as of September 30, 2008, and directing the EPA to develop a system for regulating all discharges from vessels by that date. Under the court’s ruling, owners and operators of vessels visiting U.S. ports would be required to comply with any CWA permitting program to be developed by the EPA or face penalties. Although the EPA has appealed this decision to the Ninth Circuit Court of Appeals, the outcome of this litigation cannot be predicted. If the District Court’s order is ultimately upheld, Seanergy will incur certain costs to obtain CWA permits for its vessels and meet any treatment requirements.

Other Environmental Initiatives

The European Union is considering legislation that will affect the operation of vessels and the liability of owners for oil pollution. It is difficult to predict what legislation, if any, may be promulgated by the European Union or any other country or authority. In 2005, the European Union adopted a directive on ship-source pollution, imposing criminal sanctions for intentional, reckless or negligent pollution discharges by ships. The directive could result in criminal liability for pollution from vessels in waters of European countries that adopt implementing legislation. Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims.

Although the United States is not a party thereto, many countries have ratified and currently follow the liability plan adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage of 1969, or the 1969 Convention. Under this convention, and depending on whether the country in which the damage results is a party to the 1992 Protocol to the International Convention on Civil Liability for Oil Pollution Damage, a vessel’s registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain complete defenses. The limits on liability outlined in the 1992 Protocol use the International Monetary Fund currency unit of Special Drawing Rights, or SDR. Under an amendment to the 1992 Protocol that became effective in November 2003, for vessels of 5,000 to 140,000 gross tons, liability is limited to approximately 4.51 million SDR plus 631 SDR for each additional gross ton over 5,000. For vessels of over 140,000 gross tons, liability is limited to 89.77 million SDR. The exchange rate between SDRs and U.S. dollars was 0.615181 SDR per U.S. dollar on April 29, 2008. Under the 1969 Convention, the right to limit liability is forfeited where the spill is caused by the owner’s actual fault; under the 1992 Protocol, a shipowner cannot limit liability where the spill is caused by the owner’s intentional or reckless conduct. Vessels trading in jurisdictions that are parties to these conventions must provide evidence of insurance covering the liability of the owner. In jurisdictions where the 1969 Convention has not been adopted, including the United States, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to that convention. Seanergy believes that its protection and indemnity insurance will cover the liability under the plan adopted by the IMO.

The U.S. National Invasive Species Act, or NISA, was enacted in 1996 in response to growing reports of harmful organisms being released into U.S. ports through ballast water taken on by ships in foreign ports. The U.S. Coast Guard adopted regulations under NISA, which became effective in August 2004, that impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering U.S. waters. These requirements can be met by performing mid-ocean ballast exchange, which is the exchange of ballast water on the waters beyond the exclusive economic zone from an area more than 200 miles from any shore, by retaining ballast water on board the ship, or by using environmentally sound alternative ballast water management methods approved by the U.S. Coast Guard. (However, mid-ocean ballast exchange is mandatory for ships heading to the Great Lakes or Hudson Bay, or vessels engaged in the foreign export of Alaskan North Slope crude oil.) Mid-ocean ballast exchange is the primary method for compliance with the U.S. Coast Guard regulations, since holding ballast water can prevent ships from performing cargo operations upon arrival in the United States, and alternative methods are still under development. Vessels that are unable to conduct mid-ocean ballast exchange due to voyage or safety concerns may discharge minimum amounts of ballast water (in areas other than the Great Lakes and the Hudson River), provided that they comply with recordkeeping requirements and document the reasons they could not follow the required ballast water management requirements. The U.S. Coast Guard is developing a proposal to establish ballast water discharge standards, which could set maximum acceptable discharge limits for various invasive species, and/or lead to requirements for active treatment of ballast water. A number of bills relating to regulation of ballast water management have been recently introduced in the U.S. Congress, but it is difficult to predict which, if any, will be enacted into law.

The IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments, or the BWM Convention, in February 2004. The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements (beginning in 2009), to be replaced in time with mandatory concentration limits. The BWM Convention will not be in force until 12 months after it has been adopted by 30 countries, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world’s merchant shipping. As of March 31, 2008, the BWM Convention had been adopted by 13 states, representing 3.6% of world tonnage.

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives by United States authorities intended to enhance vessel security. On November 25, 2002, the Maritime Transportation Security Act of 2002, or MTSA, came into effect. To implement certain portions of the MTSA, in July 2003, the

U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to the SOLAS, created a new chapter of the convention dealing specifically with maritime security. The new chapter went into effect in July 2004, and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the newly created International Ship and Port Facility Security Code, or ISPS Code. Among the various requirements are:

•	on-board installation of automatic information systems to enhance vessel-to-vessel and vessel-to-shore communications;

•	on-board installation of ship security alert systems;

•	the development of vessel security plans; and

•	compliance with flag state security certification requirements.

The U.S. Coast Guard regulations, intended to align with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures provided such vessels have on board, by July 1, 2004, a valid International Ship Security Certificate that attests to the vessel’s compliance with SOLAS security requirements and the ISPS Code. Seanergy’s vessels are in compliance with the various security measures addressed by the MTSA, SOLAS and the ISPS Code. Seanergy does not believe these additional requirements will have a material financial impact on its operations.

Inspection by Classification Societies

The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and the SOLAS. Seanergy’s vessels are classed with a classification society that is a member of the International Association of Classification Societies.

A vessel must undergo annual surveys, intermediate surveys, drydockings and special surveys. In lieu of a special survey, a vessel’s machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Seanergy’s vessels are on special survey cycles for hull inspection and continuous survey cycles for machinery inspection. Every vessel is also required to be drydocked every two to three years for inspection of the underwater parts of such vessel. The following table sets forth information regarding the next scheduled drydock for the existing vessels in the fleet and the estimated cost for each next scheduled drydock.

Vessel	Next Schedule Drydock	Estimated Cost

African Oryx	October 2010	To be determined (TBD)
African Zebra	February 2009	$800,000 – $900,000
Bremen Max	May 2011	TBD
Hamburg Max	February 2009	$1,100,000 – $1,200,000
Davakis G. (ex. Hull No. KA215)]	May 2011	TBD
Delos Ranger (ex. Hull No. KA216)]	August 2011	TBD

If any vessel does not maintain its class and/or fails any annual survey, intermediate survey, drydocking or special survey, the vessel will be unable to carry cargo between ports and will be unemployable and uninsurable. Any such inability to carry cargo or be employed, or any such violation of covenants, could have a material adverse impact on Seanergy’s financial condition and results of operations.

At an owner’s application, the surveys required for class renewal may be split according to an agreed schedule to extend over the entire period of class. This process is referred to as continuous class renewal.

All areas subject to survey as defined by the classification society are required to be surveyed at least once per class period, unless shorter intervals between surveys are prescribed elsewhere. The period between two subsequent surveys of each area must not exceed five years.

Most insurance underwriters make it a condition for insurance coverage and lending that a vessel be certified as “in class” by a classification society which is a member of the International Association of Classification Societies. Seanergy’s vessels are certified as being “in class” by classification societies that are members of the International Association of Classification Societies.

Risk of Loss and Liability Insurance

General

The operation of any cargo vessel includes risks such as mechanical failure, physical damage, collision, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, hostilities and labor strikes. In addition, there is always an inherent possibility of marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. OPA, which imposes virtually unlimited liability upon owners, operators and demise charterers of any vessel trading in the United States exclusive economic zone for certain oil pollution accidents in the United States, has made liability insurance more expensive for ship owners and operators trading in the United States market. While Seanergy believes that its insurance coverage is adequate, not all risks can be insured, and there can be no guarantee that any specific claim will be paid, or that it will always be able to obtain adequate insurance coverage at reasonable rates.

Hull and Machinery Insurance

Seanergy maintains marine hull and machinery and war risk insurance, which includes the risk of actual or constructive total loss, for all of its vessels. The vessels are covered up to at least fair market value, with deductibles in amounts of approximately $100,000 to $125,000.

Seanergy arranges, as necessary, increased value insurance for its vessels. With the increased value insurance, in case of total loss of the vessel, Seanergy will be able to recover the sum insured under the increased value policy in addition to the sum insured under the hull and machinery policy. Increased value insurance also covers excess liabilities which are not recoverable in full by the hull and machinery policies by reason of under insurance. Seanergy expects to maintains delay cover insurance for certain of its vessels. Delay cover insurance covers business interruptions that result in the loss of use of a vessel.

Protection and Indemnity Insurance

Protection and indemnity insurance is provided by mutual protection and indemnity associations, or P&I Associations, which cover Seanergy’s third-party liabilities in connection with its shipping activities. This includes third-party liability and other related expenses of injury or death of crew, passengers and other third parties, loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances, and salvage, towing and other related costs, including wreck removal. Protection and indemnity insurance is a form of mutual indemnity insurance, extended by protection and indemnity mutual associations.

Seanergy’s protection and indemnity insurance coverage for pollution is $1.0 billion per vessel per incident. The 13 P&I Associations that comprise the International Group insure approximately 90% of the world’s commercial tonnage and have entered into a pooling agreement to reinsure each association’s liabilities. Each of Seanergy’s vessels entered with P&I Associations of the International Group. Under the International Group reinsurance program, each P&I club in the International Group is responsible for the first $7.0 million of every claim. In every claim the amount in excess of $7.0 million and up to $50.0 million is shared by the clubs under a pooling agreement. In every claim the amount in excess of $50.0 million is reinsured by the International Group under the general excess of loss reinsurance contract. This policy currently provides an additional $3.0 billion of coverage. Claims which exceed this amount are pooled by way of “overspill” calls. As a member of a P&I Association, which is a member of the International Group, Seanergy is subject to calls payable to the associations based on its claim records as well as the claim records of all other members of the individual associations, and members of the pool of P&I Associations comprising the International Group. The P&I Associations’ policy year commences on February 20th. Calls are levied by means of estimated total costs, or ETC, and the amount of the final installment of the ETC varies according to the actual total premium ultimately required by the club for a particular policy year. Members have a liability to pay supplementary calls which might be levied by the board of directors of the club if the ETC is insufficient to cover amounts paid out by the club.

Legal Proceedings

Seanergy is not currently a party to any material lawsuit that, if adversely determined, would have a material adverse effect on its financial position, results of operations or liquidity.

Exchange Controls

Under Marshall Islands law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of Seanergy’s shares.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS FOR SEANERGY MARITIME AND SEANERGY

You should read the following discussion and analysis of Seanergy Maritime’s consolidated financial condition and results of operations together with Seanergy Maritime’s consolidated financial statements and notes thereto that appear elsewhere in this prospectus. Seanergy Maritime’s consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”). This discussion and analysis contains forward-looking statements that involve risks, uncertainties, and assumptions. Actual results may differ materially from those anticipated in these forward-looking statements.

The historical consolidated financial results of Seanergy Maritime described below are presented in United States dollars.

Overview

Seanergy Maritime was formed on August 15, 2006 to acquire, through a merger, capital stock exchange, asset acquisition or other similar business combination, one or more businesses in the maritime shipping industry or related industries. Its initial business combination must be with a target business or businesses whose fair market value is at least equal to 80% of the amount in the Trust Account (excluding any funds held for the benefit of the underwriters and Maxim Group LLC) at the time of such acquisition.

Recent Developments

On May 20, 2008, Seanergy Maritime entered into definitive agreements pursuant to which Seanergy would purchase, for an aggregate purchase price of (i) $367,030,750 in cash, (ii) $28,250,000 in the form of a convertible promissory note, and (iii) up to 4,308,075 shares of Seanergy common stock (subject to Seanergy meeting certain EBITDA thresholds post-closing), six dry bulk vessels from companies associated with members of the Restis family, including four second hand vessels and two newly built vessels.

Approval of the proposed acquisition required that a majority of the votes cast at the shareholders’ meeting be cast in favor of the proposed acquisition and that holders of fewer than 35% of Seanergy Maritime’s shares of common stock issued in the initial public offering (8,084,999 shares) voted against the proposed acquisition. On August, 26, 2008, shareholders of Seanergy Maritime approved the proposed acquisition, with holders of 6,514,175 shares voting against the proposed acquisition. Of the shareholders voting against the proposed acquisition, holders of 6,370,773 shares properly demanded redemption of their shares and were paid $63,707,730, or $10.00 per share, which included a forfeited portion of the deferred underwriter’s contingent fee.

On August 28, 2008, Seanergy completed the acquisition, through its designated nominee companies (which are wholly owned subsidiaries), of three of the six dry bulk vessels, including two Supramax vessels and one Handysize vessel. On that date, Seanergy took delivery of the 2008-built M/V Davakis G (54,000 dwt), the 2008-built M/V Delos Ranger (54,000 dwt), and the 1997-built M/V African Oryx (24,110 dwt). Each of these vessels is chartered for 11-13 months to SAMC, an affiliate of the Restis family, at charter rates of $60,000, $60,000 and $30,000 per day, respectively. On September 11, 2008, Seanergy completed the acquisition, through its designated nominee company, of a fourth vessel, the M/V Bremen Max (73,503 dwt), a 1993-built, Panamax vessel, chartered at the rate of $65,000 per day to SAMC for 11-13 months. On September 25, 2008, Seanergy completed the acquisition, through its designated nominee companies, of the final two vessels, the M/V Hamburg Max (73,498 dwt), a 1994-built, Panamax vessel, and the M/V African Zebra (38,632 dwt), a 1985-built, Handymax vessel. The M/V Hamburg Max and the M/V African Zebra are chartered at rates of $65,000 and $36,000 per day, respectively, to SAMC for 11-13 months. Seanergy has completed all of the acquisitions contemplated by the definitive agreements dated May 20, 2008.

Pursuant to individual charter party agreements dated May 26, 2008 between SAMC and each of Seanergy’s vessel-owning subsidiaries, Cynthera Navigation Ltd (vessel African Oryx), Waldeck Maritime Co. (vessel African Zebra), Martinique Intl. Corp., (vessel Bremen Max), Harbour Business Intl. Corp. (vessel Hamburg Max), Amazons Management Inc (vessel Davakis G.) and Lagoon Shipholding Ltd (vessel Delos

Ranger), the daily gross charter rates paid by SAMC are $30,000, 36,000,$65,000,$65,000, $60,000 and $60,000, respectively. All vessels are chartered from the time of the vessel’s delivery and for a period of 11-13 months, at the charter’s option. SAMC pays daily time charter rates to charter Seanergy’s fleet. All charter rates are inclusive of a commission of 1.25% payable to Safbulk as commercial broker and 2.5% to SAMC as charterer. Seanergy’s current time charter coverage is very favorable to Seanergy.

The acquisition of the vessels was completed with funds from Seanergy Maritime’s Trust Account and with financing provided by Marfin Bank S.A. of Greece. Pursuant to a financing agreement dated August 28, 2008, Seanergy’s vessel owning subsidiaries, as borrowers, are permitted to borrow, with Seanergy Maritime and Seanergy acting as guarantors, a maximum of $255,000,000 in connection with the purchase of the vessels, subject to how many public shareholders exercised their redemption rights. Seanergy is required to dedicate a portion of its cash flow from operations to pay the principal and interest on such debt, which limits the funds that would otherwise be available for working capital expenditures and other purposes, including the payment of dividends. The credit facilities consists of a term loan facility in the amount of $165,000,000 to fund 45% of the cash portion of the purchase price of the vessel acquisition and a revolving credit facility of up to $90,000,000 for investment and working capital purposes, including the payments to the redeeming public shareholders upon exercise of their redemption rights. The term loan was made available in tranches to assist the six designated nominee companies to acquire the six vessels. The term loan is to be repaid over a period of seven years commencing upon delivery of the last vessel. The amount available for draw down under the revolving facility is tied to the market values of the vessels. The revolving facility will be gradually reduced each year and will be fully repaid together with the term loan. Both the term loan and revolving facility are secured by mortgages over the vessels and other usual security interests, including charter assignments. The obligations of the nominee companies have been guaranteed by Seanergy Maritime and Seanergy. The draw down to date of the revolving credit facility amounts to $54.8 million and $165 million for the term loan facility.

Despite the recent economic crisis, Seanergy is currently able to meet its working capital needs and debt obligations. Seanergy has a short-term solid and secured cash flow and is currently well positioned to endure the current down turn in charter rates. The current plunge in charter rates may not affect Seanergy as it has the charters locked in for an 11-13 month period and, therefore, Seanergy has secured approximately $110 million of revenues, net of commissions payable to Safbulk and SAMC (as mentioned above), for the period. Therefore, Seanergy has covered 100% of its fleet for the period up to September 2009. When the current term ends, Seanergy could renew the charters with SAMC at the prevailing market rate at that time. Although Seanergy has not currently done so, it intends to charter its vessels to a broader charter base for the 2009 — 2010 period. However, if the current market conditions persist after the fourth quarter of 2009, Seanergy will have to make use of its cash flows not committed with the repayment of the term loan and revolving facility mentioned above to meet its financial obligations and put its expansion plans on hold, unless new capital is raised from the capital markets, in the form of rights offerings or private placements and the warrants are exercised in which case it will use capital generated from the capital markets and the warrants for expansion purposes. We make no assurances that funds will be raised through capital markets or that the warrants will be exercised, or if exercised, over the quantity which will be exercised or in the period in which they will be exercised. Furthermore, Seanergy’s revolving credit facility is tied to the market value of the vessels and not to the prevailing (spot) market rates. For example, Seanergy may need to seek permission from its lenders in order to make further use of its revolving credit facility, depending on the aggregate market value of vessels.

Recent Accounting Pronouncements

In December 2007, Financial Accounting Standards Board (the “FASB”) issued SFAS No. 141(R), “Business Combinations” (“SFAS No. 141(R)”), which requires an acquirer to recognize in its financial statements as of the acquisition date (i) the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree, measured at their fair values on the acquisition date, and (ii) goodwill as the excess of the consideration transferred plus the fair value of any noncontrolling interest in the acquiree at the acquisition date over the fair values of the identifiable net assets acquired. Acquisition-related costs, which are the costs an acquirer incurs to effect a business combination, will be accounted for as expenses in the periods in which the costs are incurred and the services are received, except that costs to issue debt or equity securities will be recognized in accordance with other applicable U.S. generally accepted accounting principals (“GAAP”) SFAS No. 141(R) makes significant amendments to other Statements and other authoritative guidance to provide additional guidance or to conform the guidance in that literature to that provided in SFAS No. 141(R). SFAS No. 141(R) also provides guidance as to what information is to be disclosed to enable users of financial statements to evaluate the nature and financial effects of a business combination. SFAS No. 141(R) is effective for financial statements issued for fiscal years beginning on or after December 15, 2008. Early adoption is prohibited. The adoption of SFAS No. 141(R) will affect how Seanergy accounts for a business combination concluded after December 31, 2008.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51” (“SFAS No. 160”), which requires that ownership interests in subsidiaries held by parties other than the parent, and the amount of consolidated net income, be clearly identified, labeled and presented in the consolidated financial statements. SFAS No. 160 also requires that once a subsidiary is deconsolidated, any retained noncontrolling equity investment in the former subsidiary be initially measured at fair value. Sufficient disclosures are required to clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS No. 160 amends FASB No. 128 to provide that the calculation of earnings per share amounts in the consolidated financial statements will continue to be based on the amounts attributable to the parent. SFAS No. 160 is effective for financial statements issued for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008, and requires retroactive adoption of the presentation and disclosure requirements for existing minority interests. All other requirements are applied prospectively. Early adoption is prohibited. Seanergy Maritime does not currently anticipate that the adoption of SFAS No. 160 will have any impact on its financial statement presentation or disclosures.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133” (“SFAS No. 161”). SFAS No. 161 amends and expands the disclosure requirements of SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS No. 133”). The objective of SFAS No. 161 is to provide users of financial statements with an enhanced understanding of how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for under SFAS No. 133 and its related interpretations, and how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. SFAS No. 161 requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of and gains and losses on derivative instruments, and disclosures about credit-risk-related contingent features in derivative agreements. SFAS No. 161 applies to all derivative financial instruments, including bifurcated derivative instruments (and nonderivative instruments that are designed and qualify as hedging instruments pursuant to paragraphs 37 and 42 of SFAS No. 133) and related hedged items accounted for under SFAS No. 133 and its related interpretations. SFAS No. 161 also amends certain provisions of SFAS No. 131. SFAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. SFAS No. 161 encourages, but does not require, comparative disclosures for earlier periods at initial adoption. Seanergy Maritime does not currently anticipate that the adoption of SFAS No. 161 will have any impact on its financial statement presentation or disclosures.

Adoption of New Accounting Policies

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS No. 157”), which establishes a formal framework for measuring fair value under GAAP. SFAS No. 157 defines and codifies the many definitions of fair value included among various other authoritative literature, clarifies and, in some instances, expands on the guidance for implementing fair value measurements, and increases the level of disclosure required for fair value measurements. SFAS No. 157 applies to all other accounting pronouncements requiring or permitting fair value measurements, except for: SFAS No. 123R, share-based payment and related pronouncements, the practicability exceptions to fair value determinations allowed by various other authoritative pronouncements, and AICPA Statements of Position 97-2 and 98-9 that deal with software revenue recognition. Seanergy Maritime adopted SFAS No. 157 on January 1, 2008.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS No. 159”), which provides companies with an option to report selected financial assets and liabilities at fair value. SFAS No. 159’s objective is to reduce both complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. Generally accepted accounting principles have required different measurement attributes for different assets and liabilities that can create artificial volatility in earnings. SFAS No. 159 helps to mitigate this type of accounting-induced volatility by enabling companies to report related assets and liabilities at fair value, which would likely reduce the need for companies to comply with detailed rules for hedge accounting. SFAS No. 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. SFAS No. 159 requires companies to provide additional information that will help investors and other users of financial statements to more easily understand the effect of Seanergy Maritime’s choice to use fair value on its earnings. SFAS No. 159 also requires companies to display the fair value of those assets and liabilities for which Seanergy Maritime has chosen to use fair value on the face of the balance sheet. SFAS No. 159 does not eliminate disclosure requirements included in other accounting standards, including requirements for disclosures about fair value measurements included in SFAS No. 157 and SFAS No. 107. Seanergy Maritime adopted SFAS No. 159 on January 1, 2008.

The adoption of SFAS No. 157 and SFAS No. 159 on January 1, 2008 did not have any effect on Seanergy Maritime’s financial statement presentation or disclosures.

Critical Accounting Policies and Estimates

Seanergy Maritime has prepared the consolidated financial statements in accordance with GAAP. The preparation of these consolidated financial statements requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amount of expenses during the reporting period. Seanergy Maritime’s management periodically evaluates the estimates and judgments made. Seanergy Maritime’s management bases its estimates and judgments on historical experience and on various factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates as a result of different assumptions or conditions.

The following critical accounting policies affect the more significant judgments and estimates used in the preparation of Seanergy Maritime’s consolidated financial statements.

Income Taxes

Seanergy Maritime accounts for income taxes pursuant to SFAS No. 109, “Accounting for Income Taxes” (“SFAS No. 109”), which establishes financial accounting and reporting standards for the effects of income taxes that result from an enterprise’s activities during the current and preceding years. SFAS No. 109 requires an asset and liability approach for financial accounting and reporting for income taxes. For U.S. federal income tax purposes, Seanergy Maritime has elected to be classified as a partnership effective January 1, 2007. Seanergy Maritime makes quarterly distributions of interest income earned on the trust account to its public shareholders on a pro rata basis. Substantially all of the funds in the trust account are invested in tax exempt money market accounts that generate income which is generally exempt from United States federal income tax.

Results of Operations

Seanergy Maritime completed its initial public offering on September 28, 2007. Accordingly, during the six months ended June 30, 2007, Seanergy Maritime focused on capital raising efforts and had nominal operations during such periods.

Six Months ended June 30, 2008 as compared to Six Months ended June 30, 2007

Seanergy Maritime had net income of $2,015,352 for the six months ended June 30, 2008, as compared to a net loss of $3,499 for the six months ended June 30, 2007. Net income for the six months ended June 30,

2008 of $2,015,352 consisted of $2,612,060 of interest income, offset by $596,708 of operating expenses. The net loss for the six months ended June 30, 2007 of $3,499 consisted of interest income of $5,989, offset by operating expenses of $675 and interest expense-shareholder of $8,813.

For the six months ended June 30, 2008, Seanergy Maritime operating expenses of $596,708, as compared to $675 for the six months ended June 30, 2007. Operating expenses for the six months ended June 30, 2008 consisted of consulting and professional fees of $466,951, rent and office services of $36,672, insurance costs of $45,000, investor relations of $25,502, and other operating expenses of $22,583.

Period from August 15, 2006 (Inception) through June 30, 2008

Seanergy Maritime had net income of $3,456,230 for the period from August 15, 2006 (inception) through June 30, 2008. Net income consisted of $4,516,638 in interest income, offset by $1,046,322 of operating expenses and $14,086 of interest expense.

For the period from August 15, 2006 (inception) through June 30, 2008, Seanergy Maritime incurred operating expenses of $1,046,322, which consisted of consulting and professional fees of $824,902, rent and office services of $59,172, insurance costs of $69,998, investor relations of $58,468, and other operating expenses of $36,735, offset by a foreign exchange adjustment of $2,953.

Year Ended December 31, 2007 and the period from August 15, 2006 (Inception) to December 31, 2006

For the year ended December 31, 2007, we had a net income of $1,445,250. The net income consisted of $1,948,192 of interest income offset by operating expenses of $445,039 and interest expenses of $57,903 ($44,642 related to the underwriter and $13,261 related to shareholders). Operating expenses of $445,039 consisted of consulting and professional fees of $356,951, rent and office services expense of $22,500, insurance expense of $24,998, investor relations expense of $32,966, and other operating costs of $7,624.

For the period from August 15, 2006 (Inception) to December 31, 2006, we had a net loss of $4,372. The net loss consisted of $1,028 of interest income offset by interest expense of $824, accounting fees of $1,000, organization expenses of $3,450 and other operating expenses of $126.

Liquidity and Capital Resources

On September 28, 2007, and prior to the consummation of the initial public offering described above, all of Seanergy Maritime’s executive officers purchased from Seanergy Maritime an aggregate of 16,016,667 warrants at $0.90 per warrant in a private placement in accordance with Regulation S under the Securities Act of 1933, as amended (the “Private Placement”). On September 28, 2007, Seanergy Maritime consummated its initial public offering of 23,100,000 units, which included 1,100,000 units exercised as part of the underwriters’ over-allotment option. Each unit in the initial public offering consisted of one share of common stock and one redeemable common stock purchase warrant. Each warrant entitles the holder to purchase from Seanergy Maritime one share of its common stock at an exercise price of $6.50.

On September 28, 2007, the closing date of Seanergy Maritime’s public offering, $231,000,000, or 100% of the proceeds of the initial public offering, including $5,362,500 of contingent underwriting compensation payable to Maxim Group LLC upon the consummation of a business combination, but which would be forfeited in part if the public shareholders had elected to have their shares redeemed for cash and in full if a business combination was not consummated, was placed in a trust account at Deutsche Bank Trust Company maintained by Continental Stock Transfer & Trust Company, New York, New York, as trustee. On May 16, 2008, Seanergy Maritime instructed Continental Stock Transfer & Trust Company to establish a new trust account at HSBC Bank Plc., the London affiliate of HSBC Bank, and to transfer the funds in Seanergy Maritime’s trust account from Deutsche Bank Trust Company Americas to the new HSBC trust account in London, England. In connection therewith, on May 19, 2008, Seanergy Maritime determined that it fell under the definition of a “Foreign Private Issuer” as defined under the Securities Exchange Act of 1934, as amended.

Until the completion of a business combination, Seanergy Maritime was required to make distributions to its public shareholders on a quarterly basis, equivalent to the interest earned on the funds in the Trust Account, subject to certain permitted adjustments. On January 15, 2008, Seanergy Maritime paid its first quarterly distribution of $1,630,791, or $0.0706 per share. On April 15, 2008, Seanergy Maritime paid its regular quarterly distribution for the three months ended March 31, 2008, in the amount of $1,542,349, or $0.0668 per share. On July 15, 2008, Seanergy Maritime paid its regular quarterly distribution for the three months ended June 30, 2008, in the amount of $1,080,934, or $0.0468 per share.

On May 20, 2008, Seanergy Maritime entered into definitive agreements pursuant to which Seanergy would purchase, for an aggregate purchase price of (i) $367,030,750 in cash, (ii) $28,250,000 in the form of a convertible promissory note, and (iii) up to 4,308,075 shares of Seanergy common stock (subject to Seanergy meeting certain EBITDA thresholds post-closing), six dry bulk vessels from companies associated with members of the Restis family, including four second hand vessels and two newly built vessels.

On August 28, 2008, Seanergy completed the acquisition, through its designated nominee companies (which are wholly owned subsidiaries), of three of the six dry bulk vessels, including two Supramax vessels and one Handysize vessel. On that date, Seanergy took delivery of the 2008-built M/V Davakis G (54,000 dwt), the 2008-built M/V Delos Ranger (54,000 dwt), and the 1997-built M/V African Oryx (24,110 dwt). On September 11, 2008, Seanergy completed the acquisition, through its designated nominee company of a fourth vessel, the M/V Bremen Max (73,503 dwt), a 1993-built, Panamax vessel. On September 25, 2008, Seanergy completed the acquisition, through its designated nominee companies, of the final two vessels, the M/V Hamburg Max (73,498 dwt), a 1994-built, Panamax vessel, and the M/V African Zebra (38,632 dwt), a 1985-built, Handymax vessel.

The acquisition of the vessels was completed with funds from Seanergy Maritime’s Trust Account and with financing provided by Marfin Bank S.A. of Greece. Pursuant to a financing agreement dated August 28, 2008, Seanergy’s vessel owning subsidiaries, as borrowers, were permitted to borrow, with Seanergy Maritime and Seanergy acting as guarantors, a maximum of $255 million in connection with the purchase of the vessels, subject to how many public shareholders exercised their redemption rights. The draw down to date of the revolving credit facility amounts to $54.8 million and $165 million for the term loan facility. Seanergy is required to dedicate a portion of its cash flow from operations to pay the principal and interest on such debt, which limits the funds that would otherwise be available for working capital expenditures and other purposes, including the payment of dividends. The total drawn down to date amounts to $219.8 million.

Additional information with respect to this transaction is provided above at “Recent Developments”.

Subsequent to the completion of the transaction described above, Seanergy believes that its working capital resources, combined with the funds available to it pursuant to the loan facilities described above, will be sufficient to allow it to operate for the next 11-13 months.

Commitments and Contractual Obligations

As of December 31, 2007, we did not have any long-term debt, capital lease obligations, operating lease obligations, purchase obligations or other long term liabilities. In May 2008, we entered into definitive agreements in which we agreed to purchase six dry bulk vessels from companies associated with members of the Restis family. In May 2008, we entered into the Master Agreement, the Brokerage Agreement, Management Agreement and other related agreements with, among other parties, affiliates of the Restis family. On August 28, 2008, we completed the acquisition of three of the six dry bulk vessels. On September 11, 2008, we completed the acquisition of a fourth vessel. And on September 25, 2008, we completed the acquisition of the two remaining vessels. Our subsidiaries, acting as borrowers, drew down on a portion of the revolving credit facility ($54.8 million) and the term loan facility ($165 million) in connection with each of the several vessels acquired. For further discussion, please refer to Note 11 in the Financial Statements of Seanergy Maritime Corp. and Subsidiary.

Off-balance Sheet Arrangements

As of June 30, 2008, we did not have any off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of Regulation S-K.

SELECTED SUMMARY FINANCIAL INFORMATION

COMBINED SELECTED HISTORICAL FINANCIAL INFORMATION AND OTHER DATA FOR THE VESSELS

The following selected historical statement of operations and balance sheet data were derived from the audited combined financial statements and accompanying notes prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, of Goldie Navigation Ltd., Pavey Services Ltd., Shoreline Universal Ltd., Valdis Marine Corp., Kalistos Maritime S.A. and Kalithea Maritime S.A. for the years ended December 31, 2007, 2006 and 2005 and the unaudited combined financial statements and notes prepared in accordance with IFRS for the six months ended June 30, 2008 and 2007, included elsewhere in this prospectus. The information is only a summary and should be read in conjunction with the combined annual and condensed combined interim financial statements and related notes included elsewhere in this prospectus and the sections entitled, “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Vessels.” The historical data included below and elsewhere in this prospectus is not necessarily indicative of our future performance.

All amounts in the tables below are in thousands of U.S. dollars, except for share data, fleet data and average daily results.

	Six Months Ended June 30,		Year Ended December 31,
	2008	2007	2007	2006	2005

Statement of Operations Data:
Revenue	$28,227	$13,751	$32,297	$15,607	$17,016
Revenue from vessel, related party	—	$3,430	$3,420	$10,740	$10,140
Direct voyage expenses	$(759)	$(60)	$(82)	$(64)	$(139)
Crew cost	$(2,143)	$(1,343)	$(2,803)	$(2,777)	$(1,976)
Other operating expenses	$(1,831)	$(1,471)	$(3,228)	$(2,842)	$(3,085)
Depreciation expense	$(16,314)	$(6,260)	$(12,625)	$(6,567)	$(6,970)
Impairment reversal/(loss)	—	—	—	$19,311	$(19,311)
Management fees to a related party	$(411)	$(387)	$(782)	$(752)	$(644)
Finance income	$36	$81	$143	$132	$24
Finance expense	$(1,014)	$(1,540)	$(2,980)	$(3,311)	$(2,392)
Net profit/(loss)	$5,791	$6,201	$13,360	$29,477	$(7,337)

	Six Months Ended	December 31,
	June 30, 2008	2007	2006

Balance Sheet Data:
Total current assets	$19,246	$7,005	$5,842
Vessels	$250,022	$244,801	$114,967
Total assets	$269,268	$251,806	$120,809
Total current liabilities, including current portion of long-term debt	$20,208	$13,569	$10,396
Long-term debt	$48,520	$38,580	$41,354
Total shareholders’ equity	$200,540	$199,657	$69,059

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS FOR VESSELS

The following management’s discussion and analysis should be read in conjunction with the combined annual and condensed combined interim financial statements and accompanying notes prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”), included elsewhere in this prospectus, of Goldie Navigation Ltd., Pavey Services Ltd., Shoreline Universal Ltd., Valdis Marine Corp., Kalistos Marine S.A. and Kalithea Marine S.A. (together, the “Group”). This discussion relates to the operations and financial condition of the sellers and not of Seanergy. Although as of September 25, 2008, we had purchased the six vessels that are included in the sellers’ financial statements, we did not purchase the other assets of the sellers or assume any of their liabilities. In addition, although we charter these vessels and earn revenue from charter hire, as the sellers did, we have chartered the vessels to different charterers on different terms than the sellers. The expense structure of the sellers is also different from ours, as the sellers, which are part of a larger group of companies controlled by members of the Restis family, do not employ any executive officers. Certain vessel-related fees, such as management fees, will also vary from the amount that was previously paid by the sellers. As a result, the sellers’ financial statements and this discussion of them may not be indicative of what our historical results of operations would have been for the comparable periods had we operated these vessels at that time nor the results if the sellers had operated these vessels on a stand-alone basis. In addition, the sellers’ results of operations and financial condition may not be indicative of what our results of operations and financial condition might be in the future.

This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, such as those set forth in the section entitled “Risk Factors” and elsewhere in this prospectus.

General

The sellers are six ship-owning companies that collectively owned and operated four vessels in the dry bulk shipping market. In addition, two newly built vessels were delivered to the sellers in May 2008 and August 2008, both of which had no operating history. These vessels represented a portion of the vessels owned and/or operated by companies associated with members of the Restis family. As of September 25, 2008, the sellers had sold these vessels, including the two newly built vessels, to us pursuant to the Master Agreement and the MOAs during August 2008 and September 2008. The combined financial statements of the Group for 2005, 2006 and 2007 include the assets, liabilities and results of operations for four of the vessels from the dates they were placed in service by the sellers in 2005. The condensed combined interim financial statements for the six months ended June 30, 2008 include the assets, liabilities and results from operations of these four vessels for the entire period and one vessel delivered and placed in service in May 2008. The final vessel was delivered in August 2008 and had no operations through June 30, 2008.

The operations of the sellers’ vessels were managed by EST, which is an affiliate of members of the Restis family. Following the vessel acquisition, EST continued to manage the vessels pursuant to the Management Agreement. EST provided the sellers with a wide range of shipping services. These services included, at a daily fee per vessel (payable monthly), the required technical management, such as managing day-to-day vessel operations including supervising the crewing, supplying, maintaining and drydocking of the vessels. Safbulk, which is also an affiliate of the sellers, provided commercial brokerage services to the sellers and earned fees in connection with the charter of the vessels. Safbulk continues to provide these services for us pursuant to the Brokerage Agreement.

The following table details the vessels owned by the sellers that were sold to us:

Current fleet:

				Date of Delivery to
Vessel Name	Dwt	Vessel Type	Built	Seanergy

African Oryx	24,110	Handysize	1997	August 28, 2008
African Zebra	38,632	Handymax	1985	September 25, 2008
Bremen Max	73,503	Panamax	1993	September 11, 2008
Hamburg Max	73,498	Panamax	1994	September 25, 2008
Davakis G. (ex. Hull No. KA 215)	54,000	Supramax	2008	August 28, 2008
Delos Ranger (ex. Hull No. KA 216)	54,000	Supramax	2008	August 28, 2008

Important Measures for Analyzing the Sellers’ Results of Operations

The sellers believe that the important non-GAAP/non-IFRS measures and definitions for analyzing their results of operations consist of the following:

•	Ownership days. Ownership days are the total number of calendar days in a period during which the sellers owned each vessel in their fleet. Ownership days are an indicator of the size of the fleet over a period and affect both the amount of revenues and the amount of expenses recorded during that period.

•	Available days. Available days are the number of ownership days less the aggregate number of days that the sellers’ vessels are off-hire due to major repairs, drydockings or special or intermediate surveys. The shipping industry uses available days to measure the number of ownership days in a period during which vessels are actually capable of generating revenues.

•	Operating days. Operating days are the number of available days in a period less the aggregate number of days that vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

•	Fleet utilization. Fleet utilization is determined by dividing the number of operating days during a period by the number of ownership days during that period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for any reason including scheduled repairs, vessel upgrades, drydockings or special or intermediate surveys.

•	Off-hire. The period a vessel is unable to perform the services for which it is required under a charter. Off-hire periods typically include days spent undergoing repairs and drydocking, whether or not scheduled.

•	Time charter. A time charter is a contract for the use of a vessel for a specific period of time during which the charterer pays substantially all of the voyage expenses, including port costs, canal charges and fuel expenses. The vessel owner pays the vessel operating expenses, which include crew wages, insurance, technical maintenance costs, spares, stores and supplies and commissions on gross voyage revenues. Time charter rates are usually fixed during the term of the charter. Prevailing time charter rates do fluctuate on a seasonal and year-to-year basis and may be substantially higher or lower from a prior time charter agreement when the subject vessel is seeking to renew the time charter agreement with the existing charterer or enter into a new time charter agreement with another charterer. Fluctuations in time charter rates are influenced by changes in spot charter rates.

•	Voyage charter. A voyage charter is an agreement to charter the vessel for an agreed per-ton amount of freight from specified loading port(s) to specified discharge port(s). In contrast to a time charter, the vessel owner is required to pay substantially all of the voyage expenses, including port costs, canal charges and fuel expenses, in addition to the vessel operating expenses.

•	TCE. Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. The sellers’ method of calculating TCE is consistent with industry standards and is determined by dividing operating revenues (net of voyage expenses) by operating days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

Revenues

The sellers’ revenues were driven primarily by the number of vessels they operated, the number of operating days during which their vessels generated revenues, and the amount of daily charter hire that their vessels earned under charters. These, in turn, were affected by a number of factors, including the following:

•	The nature and duration of the sellers’ charters;

•	The amount of time that the sellers’ spent repositioning their vessels;

•	The amount of time that the sellers’ vessels spent in drydock undergoing repairs;

•	Maintenance and upgrade work;

•	The age, condition and specifications of the sellers’ vessels;

•	The levels of supply and demand in the dry bulk carrier transportation market; and

•	Other factors affecting charter rates for dry bulk carriers under voyage charters.

A voyage charter is generally a contract to carry a specific cargo from a load port to a discharge port for an agreed-upon total amount. Under voyage charters, voyage expenses such as port, canal and fuel costs are paid by the vessel owner. A time charter trip and a period time charter or period charter are generally contracts to charter a vessel for a fixed period of time at a set daily rate. Under time charters, the charterer pays voyage expenses. Under both types of charters, the vessel owners pay for vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs. The vessel owners are also responsible for each vessel’s drydocking and intermediate and special survey costs.

Vessels operating on period time charters provide more predictable cash flows, but can yield lower profit margins than vessels operating in the spot charter market for single trips during periods characterized by favorable market conditions.

Vessels operating in the spot charter market generate revenues that are less predictable, but can yield increased profit margins during periods of improvements in dry bulk rates. Spot charters also expose vessel owners to the risk of declining dry bulk rates and rising fuel costs. The sellers’ vessels were chartered on period time charters during the six months ended June 30, 2008, fiscal 2007, fiscal 2006 and fiscal 2005.

A standard maritime industry performance measure is the “time charter equivalent” or “TCE.” TCE revenues are voyage revenues minus voyage expenses divided by the number of operating days during the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage and that would otherwise be paid by a charterer under a time charter. Some companies in our industry believe that the daily TCE neutralizes the variability created by unique costs associated with particular voyages or the employment of dry bulk carriers on time charter or on the spot market and presents a more accurate representation of the revenues generated by dry bulk carriers. The sellers’ average TCE rates for 2007, 2006 and 2005 were $25,256, $18,868 and $23,170, respectively, and $35,812 and $24,706 for the six months ended June 30, 2008 and 2007, respectively.

Vessel Operating Expenses

Vessel operating expenses include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses. Vessel operating expenses generally represent costs of a fixed nature. Some of these expenses are required, such as insurance costs and the cost of spares.

Depreciation

During the years ended December 31, 2007, 2006 and 2005 and the six months ended June 30, 2008, the sellers’ depreciated their vessels on a straight-line basis over their then remaining useful lives after considering the residual value. The residual value for 2008 was increased to $500 from $175 in 2007 per light weight tonnage reflecting an increase in steel scrap prices. The estimated useful lives as of June 30, 2008 were between 3 and 16 years, based on an industry-wide accepted estimated useful life of 25 years from the original build dates of the vessels, for financial statement purposes. The sellers’ capitalized the total costs associated with a drydocking and amortized these costs on a straight-line basis over the period before the next drydocking became due, which was generally 2.5 years.

Seasonality

Coal, iron ore and grains, which are the major bulks of the dry bulk shipping industry, are somewhat seasonal in nature. The energy markets primarily affect the demand for coal, with increases during hot summer periods when air conditioning and refrigeration require more electricity and towards the end of the calendar year in anticipation of the forthcoming winter period. The demand for iron ore tends to decline in the summer months because many of the major steel users, such as automobile makers, reduce their level of production significantly during the summer holidays. Grains are completely seasonal as they are driven by the harvest within a climate zone. Because three of the five largest grain producers (the United States of America, Canada and the European Union) are located in the northern hemisphere and the other two (Argentina and Australia) are located in the southern hemisphere, harvests occur throughout the year and grains require dry bulk shipping accordingly.

Principal Factors Affecting the Sellers’ Business

The principal factors that affected the sellers’ financial position, results of operations and cash flows included the following:

•	Number of vessels owned and operated;

•	Charter market rates and periods of charter hire;

•	Vessel operating expenses and voyage costs, which were incurred in both U.S. Dollars and other currencies, primarily Euros;

•	Cost of drydocking and special surveys;

•	Depreciation expenses, which were a function of the cost, any significant post-acquisition improvements, estimated useful lives and estimated residual scrap values of sellers’ vessels;

•	Financing costs related to indebtedness associated with the vessels; and

•	Fluctuations in foreign exchange rates.

Performance Indicators

The sellers believe that the unaudited information provided below is important for measuring trends in the results of operations. The figures shown below are statistical ratios/non-GAAP/non-IFRS financial measures and definitions used by management to measure performance of the vessels. They are not included in financial statements prepared under IFRS.

			Twelve Months Ended
	Six Months Ended June 30,		December 31,
	2007	2008	2007	2006	2005

Fleet Data:
Average number of vessels(1)	4.21	3.83	3.85	3.81	3.21
Ownership days(2)	769	724	1,460	1,460	1,250
Available days(3) (equals operating days for the periods listed(4))	767	693	1,411	1,393	1,166
Fleet utilization(5)	99.7%	95.7%	96.6%	95.4%	93.3%
Average Daily Results:
Average TCE rate(6)	$35,812	$24,706	25,256	$18,868	$23,170
Vessel operating expenses(7)	$5,168	$3,887	4,130	$3,849	$4,049
Management fees(8)	$535	$535	535	$515	$515
Total vessel operating expenses(9)	$5,703	$4,422	4,665	$4,364	$4,564

(1)	Average number of vessels is the number of vessels the sellers owned for the relevant period, as measured by the sum of the number of days each vessel was owned during the period divided by the number of available days in the period.

(2)	Ownership days are the total number of days in a period during which the sellers owned each vessel. Ownership days are an indicator of the size of the sellers’ fleet over a period and affect both the amount of revenues and the amount of expenses that sellers recorded during a period.

(3)	Available days are the number of ownership days less the aggregate number of days that the sellers’ vessels were off-hire due to major repairs, drydockings or special or intermediate surveys. The shipping industry uses available days to measure the number of ownership days in a period during which vessels should be capable of generating revenues.

(4)	Operating days are the number of available days in a period less the aggregate number of days that the sellers’ vessels were off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

(5)	Fleet utilization is calculated by dividing the number of operating days during a period by the number of ownership days during the period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons such as scheduled repairs, vessel upgrades, or drydockings or special or intermediate surveys.

(6)	Time charter equivalent, is a measure of the average daily revenue performance of a vessel on a per voyage basis. The sellers’ method of calculating TCE was consistent with industry standards and was determined by dividing operating revenues (net of voyage expenses and commissions) by operating days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods:

The following table is unaudited and includes information that is extracted directly from the combined financial statements, as well as other information used by the sellers for monitoring performance.

	Six Months Ended June 30,		Twelve Months Ended December 31,
	2008	2007	2007	2006	2005
	(Dollars in thousands except per diem amounts)

Operating revenues	$28,227	$17,181	$35,717	$26,347	$27,156
Voyage expenses	$(759)	$(60)	$(82)	$(64)	$(139)
Net operating revenues	$27,468	17,121	$35,635	$26,283	$27,017
Operating days	767	693	1,411	1,393	1,166
Average TCE daily rate	$35,812	$24,706	$25,256	$18,868	$23,170

(7)	Average daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, is calculated by dividing vessel operating expenses by ownership days for the relevant time periods:

	Six Months Ended June 30,		Twelve Months Ended December 31
	2008	2007	2007	2006	2005
	(Dollars in thousands except per diem amounts)

Crew costs and other operating expenses	$3,974	$2,814	$6,031	$5,619	$5,061
Ownership days	769	724	1460	1460	1250
Daily vessel operating expense	$5,168	$3,887	$4,130	$3,849	$4,049

(8)	Daily management fees are calculated by dividing total management fees expensed on vessels owned by ownership days for the relevant time period.

(9)	Total vessel operating expenses, is a measurement of total expenses associated with operating sellers’ vessels. TVOE is the sum of daily vessel operating expense and daily management fees. Daily TVOE is calculated by dividing TVOE by fleet ownership days for the relevant time period.

Critical Accounting Policies

The discussion and analysis of the sellers’ financial condition and results of operations is based upon their combined financial statements, which have been prepared in accordance with International Financial Reporting Standards as issued by the IASB, or IFRS. The preparation of those financial statements requires the sellers to make estimates and judgments that affect the reported amount of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of their financial statements. Actual results may differ from these estimates under different assumptions or conditions.

Critical accounting policies are those that reflect significant judgments or uncertainties, and potentially result in materially different results under different assumptions and conditions. The sellers have described below what they believe are the estimates and assumptions that have the most significant effect on the amounts recognized in their combined financial statements. These estimates and assumptions relate to useful lives of their vessels, valuation and impairment losses on vessels, and dry docking costs because the sellers believe that the shipping industry is highly cyclical, experiencing volatility in profitability, vessel values and charter rates resulting from changes in the supply of and demand for shipping capacity. In addition, the dry bulk market is affected by the current international financial crisis which has slowed down world trade and caused drops in charter rates. The lack of financing, global steel production cuts and outstanding agreements between iron ore producers and Chinese industrial customers have temporarily brought the market to a stagnation.

Useful Lives of Vessels.  The sellers evaluated the periods over which their vessels were depreciated to determine if events or changes in circumstances had occurred that would require modification to their useful lives. In evaluating useful lives of vessels, the sellers review certain indicators of potential impairment, such as the age of the vessels. The sellers depreciated each of their vessels on a straight-line basis over its estimated useful life, which during the six months ended June 30, 2008 was estimated to be between 3 and 16 years. Newly constructed vessels were depreciated using an estimated useful life of 25 years from the date of their initial delivery from the shipyard. Depreciation was based on cost less the estimated residual scrap value. Furthermore, the sellers estimated the residual values of their vessels to be $500.00 per lightweight ton as of June 30, 2008 as compared to $175.00 as of December 31, 2007, due to substantial increases in the price of steel. An increase in the useful life of a vessel or in the residual value would have the effect of decreasing the annual depreciation charge and extending it into later periods. A decrease in the useful life of the vessel or in the residual value would have the effect of increasing the annual depreciation charge. However, when regulations place limitations on the ability of a vessel to trade on a worldwide basis, the vessel’s useful life was adjusted to end at the date such regulations become effective.

Valuation of Vessels and Impairment.  The sellers originally valued their vessels at cost less accumulated depreciation and accumulated impairment losses. Vessels were subsequently measured at fair value on an annual basis. Increases in an individual vessel’s carrying amount as a result of the revaluation was recorded in recognized income and expense and accumulated in equity under the caption revaluation surplus. The increase is recorded in the combined statements of income to the extent that it reversed a revaluation decrease of the related asset. Decreases in an individual vessel’s carrying amount is recorded in the combined statements of income as a separate line item. However, the decrease were recorded in recognized income and expense to the extent of any credit balance existing in the revaluation surplus in respect of the related asset. The decrease recorded in recognized income and expense reduced the amount accumulated in equity under the revaluation surplus. The fair value of a vessel was determined through market value appraisal, on the basis of a sale for prompt, charter-free delivery, for cash, on normal commercial terms, between willing sellers and willing buyers of a vessel with similar characteristics.

The sellers consider this to be a critical accounting policy because assessments need to be made due to the shipping industry being highly cyclical, experiencing volatility in profitability, vessel values and fluctuation in charter rates resulting from changes in the supply of and demand for shipping capacity. In the current time the dry bulk market is affected by the current international financial crisis which has slowed down world trade and caused drops in charter rates. The lack of financing, global steel production cuts and outstanding agreements between iron ore producers and Chinese industrial customers have temporarily brought the market to a stagnation.

To determine whether there is an indication of impairment , we compare the recoverable amount of the vessel, which is the greater of the fair value less costs to sell or value in use. Fair value represents the market price of a vessel in an active market, and value in use is based on estimations on future cash flows resulting from the use of each vessel less operating expenses and its eventual disposal. The assumptions to be used to determine the greater of the fair value or value in use requires a considerable degree of estimation on the part of our management team. Actual results could differ from those estimates, which could have a material effect on the recoverability of the vessels.

The most significant assumptions used are: the determination of the possible future new charters, future charter rates, on-hire days which are estimated at levels that are consistent with the on-hire statistics, future market values, time value of money. Estimates are based on market studies and appraisals made by leading independent shipping analysts and brokers, and assessment by management on the basis of market information, shipping newsletters, chartering and sale of comparable vessels reported in the press and historical charter rates for similar vessels.

An impairment loss will be recognized if the carrying value of the vessel exceeds its estimated recoverable amount.

Drydocking Costs.  From time to time the sellers’ vessels were required to be drydocked for inspection and re-licensing at which time major repairs and maintenance that could not be performed while the vessels were in operation were generally performed (generally every 2.5 years). At the date of acquisition of a second hand vessel, management estimated the component of the cost that corresponded to the economic benefit to be derived from capitalized drydocking cost, until the first scheduled drydocking of the vessel under the ownership of the sellers, and this component was depreciated on a straight-line basis over the remaining period to the estimated drydocking date.

Results of Operations

Six months ended June 30, 2008 as compared to six months ended June 30, 2007

REVENUES — Operating revenues for the six months ended June 30, 2008 were $28,227,000, an increase of $11,046,000, or 64.29%, over the comparable period in 2007. Revenues increased primarily as a result of improved time charter rates and a higher number of operating days. Revenue from Swiss Marine Services S.A., an affiliate of the sellers, amounted to $0 in the six months ended June 30, 2008 and $3,430,000 for the comparable period in 2007. Related party revenue decreased as a result of third party charterers completely replacing related party charterers.

DIRECT VOYAGE EXPENSES — Direct voyage expenses, which include classification fees and surveys, fuel expenses, port expenses, tugs, commissions and fees, and insurance and other voyage expenses, totaled $759,000 for the six months ended June 30,2008, as compared to $60,000 for the comparable period in 2007, which represents an increase of 1,165%. This increase of $699,000 in direct voyage expenses primarily reflects increased bunkers expenses due to the inclusion of Davakis G. (delivered on May 20, 2008) fuel.

CREW COSTS — Crew costs for the six months ended June 30, 2008 were $2,143,000, an increase of $800,000, or 59.6%, compared to the comparable period in 2007. This increase is primarily due to (a) salary increases which became effective as of January 1, 2008, (b) the addition of crew cost for the Davakis G, which was delivered on May 20, 2008, and (c) increased bonuses to the crews of certain vessels.

MANAGEMENT FEES — RELATED PARTY — Management fees — related party represent a fixed fee per day for each vessel in operation paid to EST for technical management services. The fee per day amounted to $535 for the six months ended June 30, 2008 and $535 for the six months ended June 30, 2007. Total management fees — related party for the six months ended June 30, 2008 totaled $411,000, as compared to $387,000 for the six months ended June 30, 2007. This increase of 6.2% was due to the increase in operating days in 2008 resulting from the delivery of the Davakis G on May 20, 2008.

OTHER OPERATING EXPENSES — Other operating expenses were $1,831,000 for the six months ended June 30, 2008, an increase of $360,000, or 24.5%, over $1,471,000 for the comparable period in 2007. Other operating expenses include the costs of chemicals and lubricants, repairs and maintenance, insurance and administration expenses for the vessels. These expenses increased during the six months ended June 30, 2008, primarily due to increases in prices for these items and the addition of the Davakis G on May 20, 2008.

DEPRECIATION — For the six months ended June 30, 2008, depreciation expense totaled $16,314,000, as compared to $6,260,000 for the comparable period in 2007, which represented an increase of $10,054,000, or 106.61%. This increase resulted from the higher carrying amount of the vessels because the vessels were revalued to a higher fair value at the end of fiscal 2007 and due to additional depreciation from the Davakis G delivered on May 20, 2008, partially reduced by lower depreciation charges of $1,053,000 in 2008 due to the increase in the estimated residual value of the vessels used in calculating depreciation from $175 to $500 per light-weight tonnage due to the increase in steel prices compared to 2007.

RESULTS FROM OPERATING ACTIVITIES — For the six months ended June 30, 2008, operating income was $6,769,000, which represents a decrease of $891,000, or 11.6%, compared to operating income of $7,660,000 for the comparable period in 2007. The primary reason for the decline in operating income was the increase in depreciation and amortization cost in the six months ended June 30, 2008 by $10,054,000, which amount was partially offset by the improvement in revenue by $11,046,000.

NET FINANCE COSTS — Net finance cost for the six months ended June 30, 2008 was $978,000, which represents a decrease of $481,000, or 32.9%, compared to $1,459,000 for the comparable period in 2007. The net decrease in finance costs resulted primarily from the timing of repayments of the sellers’ loan outstanding during the six months ended June 30, 2007, as compared to June 30, 2008.

NET PROFIT — The net profit for the six months ended June 30, 2008 was $5,791,000, as compared to $6,201,000 for the comparable period in 2007. This decrease of $410,000, or 11.6%, is primarily due the increase in depreciation and amortization cost in the six months ended June 30, 2008 by $10,054,000, which amount was partially offset by the improvement in revenue for the six months ended June 30, 2008 by $11,046,000.

Year ended December 31, 2007 (“fiscal 2007”) as compared to year ended December 31, 2006 (“fiscal 2006”)

REVENUES — Operating revenues for fiscal 2007 were $35,717,000, an increase of $9,370,000, or 35.6%, over fiscal 2006. Revenues increased primarily as a result of improved time charter rates and a higher number of operating days. Revenue from Swiss Marine Services S.A., an affiliate of the sellers, amounted to $3,420,000 in fiscal 2007 and $10,740,000 in fiscal 2006, a decrease of 68.2%. Related party revenue decreased as a result of third party charterers replacing related party charterers.

DIRECT VOYAGE EXPENSES — Direct voyage expenses, which include classification fees and surveys, fuel expenses, port expenses, tugs, commissions and fees, and insurance and other voyage expenses, totaled $82,000 for fiscal 2007, as compared to $64,000 for fiscal 2006, which represents an increase of 28%. This increase of $18,000 in direct voyage expenses primarily reflects additional fuel consumed in positioning the M/V Hamburg Max for drydocking. No vessels were in drydock during fiscal 2006.

CREW COSTS — Crew costs for fiscal 2007 were $2,803,000, an increase of $26,000, of 0.9%, compared to fiscal 2006. This increase is primarily due to an increase in basic wages and crew signing-on expenses (including fees charged by the flag state for endorsement of seafarer certificates).

MANAGEMENT FEES — RELATED PARTY — Management fees — related party represent a fixed fee per day for each vessel in operation paid to EST for technical management services. The fee per day amounted to $535 in 2007 and $515 in 2006. Total Management fees — related party for fiscal 2007 totaled $782,000, as compared to $752,000 for fiscal 2006. This increase of 4% was mutually agreed for 2007 between the sellers and EST to offset increases in the overhead of EST.

OTHER OPERATING EXPENSES — Other operating expenses were $3,228,000 for fiscal 2007, an increase of $386,000, or 13.58%, over $2,842,000 for fiscal 2006. Other operating expenses include the costs of chemicals and lubricants, repairs and maintenance, insurance and administration expenses for the vessels. These expenses increased in fiscal 2007 primarily due to increases in prices for these items (in particular an approximately 33% increase in the costs of lubricants) and repairs and maintenance to the M/V Hamburg Max.

DEPRECIATION — For fiscal 2007, depreciation expense totaled $12,625,000, as compared to $6,567,000 for fiscal 2006, which represented an increase of $6,058,000, or 92.24%. This increase resulted from the higher carrying amount of the vessels because the vessels were revalued to a higher fair value at the end of fiscal 2006.

IMPAIRMENT REVERSAL (LOSS) — At year end the sellers adjust their vessels to fair value. During fiscal 2006, the sellers reversed an impairment loss associated with the value of each of the vessels amounting in total to $19,311,000. No such reversals were made by the sellers during fiscal 2007. The primary reason for the reversal of the impairment loss in fiscal 2006 was the increase in the fair value of the vessels in the year ended December 31, 2006. At December 31, 2006, due to changing market conditions, the fair value of the vessels exceeded the carrying value by $44,430,000, and accordingly, an amount of $19,311,000 was recorded as an impairment reversal. The remaining surplus of $25,119,000 was recorded as recognized income and expense under the caption revaluation reserve in the combined statement of changes in equity. At December 31, 2007, due to prevailing positive market conditions, the fair value of the individual vessels exceeded the carrying amount again and a revaluation surplus of $129,265,000 arose and is recorded as recognized income and expense under the caption revaluation reserve in the combined statement of changes in equity.

RESULTS FROM OPERATING ACTIVITIES — For fiscal 2007, results from operating activities were $16,197,000, which represents a decrease of $16,459,000, or 50.4%, compared to operating income of $32,656,000 for fiscal 2006. The primary reasons for the decline in the results from operating activities were the reversal of the impairment loss in fiscal 2006, which increased operating income by $19,311,000, and the increase in depreciation and amortization cost in fiscal 2007 by $6,058,000, which amounts were partially offset by the improvement in revenue during fiscal 2007 by $9,370,000.

NET FINANCE COSTS — Net finance cost for fiscal 2007 was $2,837,000, which represents a decrease of $342,000, or 10.7%, compared to $3,179,000 fiscal 2006. The net decrease in finance costs resulted primarily from the reduction in the principal amount of sellers’ loan outstanding during fiscal 2007.

NET PROFIT — The net profit for fiscal 2007 was $13,360,000, as compared to $29,477,000 for fiscal 2006. This decrease of $16,117,000, or 54.67%, is primarily due to the reversal of the impairment loss in fiscal 2006 in the amount of $19,311,000 together with the increase in depreciation in fiscal 2007 by $6,058,000, which was partially offset by the increase in revenue during fiscal 2007 by $9,370,000.

Year Ended December 31, 2006 (“fiscal 2006”) as compared to year ended December 31, 2005 (“fiscal 2005”)

REVENUES — Operating revenues for fiscal 2006 were $26,347,000, a decrease of $809,000, or 2.97%, over fiscal 2005. Revenues decreased primarily as a result of decreased charter rates and TCE, which decrease was partially offset by the increased number of operating days in fiscal 2006. The sellers acquired four vessels in fiscal 2005, and thus the vessels were not operated by the sellers for the full fiscal year. Revenue from Swiss Marine Services S.A., an affiliate of the sellers, amounted to $10,740,000 in fiscal 2006 and $10,140,000 in fiscal 2005, which represents an increase of 5.9%. Related party revenue increased as a result of increased operating days under the related party charters in fiscal 2006.

DIRECT VOYAGE EXPENSES — Direct voyage expenses totaled $64,000 for fiscal 2006, as compared to $139,000 for fiscal 2005, which represents a decrease of 53.95%. This decrease of $75,000 is due to the favorable (compared to market) fixed values at which the sellers repurchased fuel remaining on board the vessels at the time of their redeliveries to the sellers from time charterers.

CREW COSTS — Crew costs for fiscal 2006 were $2,777,000, an increase of $801,000, of 40.53%, compared to fiscal 2005. This increase is primarily due to the increase in the number of ownership days from 1,250 in 2005 to 1,460 in 2006 and thus the number of days the sellers paid crew wages.

MANAGEMENT FEES — RELATED PARTY — Management fees — related party represent a fixed fee per day for each vessel in operation paid to EST for technical management services. The fee per day amounted to $515 in 2006 and 2005. Total Management fees — related party for fiscal 2006 were $752,000, as compared to $644,000 for fiscal 2005. This increase of 16.77% resulted primarily from the increase in the number of ownership days from 1,250 in 2005 to 1,460 in 2006.

OTHER OPERATING EXPENSES — Other operating expenses were $2,842,000 for fiscal 2006, a decrease of $243,000, or 7.87%, over $3,085,000 for fiscal 2005. Other operating expenses decreased in fiscal 2006 primarily due to a charge of $716,000 in fiscal 2005 representing reimbursements to time charterers.

DEPRECIATION — For fiscal 2006, depreciation expense totaled $6,567,000, as compared to $6,970,000 for fiscal 2005, which represented a decrease of $403,000, or 5.78%. This decrease resulted from the lower carrying amount of the vessels during 2006 because the fair value of the vessels had declined, and thus they were impaired as of December 31, 2005.

IMPAIRMENT REVERSAL (LOSS) — At December 31, 2006 due to changing market conditions, the fair value of vessels exceeded the carrying value by $44,430,000, and accordingly, an amount of $19,311,000 was recorded as an impairment reversal. The impairment loss of $19,311,000 was originally recorded as of December 31, 2005. The primary reason for the recording of the impairment loss was a decrease in the fair value of vessels in the dry bulk market generally, which caused a decrease in the fair value of sellers’ vessels. The sellers determined that the impairment loss should be reversed in fiscal 2006 when the market for dry bulk vessels rebounded. The remaining surplus of $25,119,000 is recorded as recognized income and expense under the caption “revaluation reserve” in the combined statement of changes in equity.

RESULTS FROM OPERATING ACTIVITIES — For fiscal 2006, results from operating activities were $32,656,000, which represents an increase of $37,625,000, compared to an operating loss of $4,969,000 for fiscal 2005. The primary reasons for the improvement in the results from operating activities in fiscal 2006 were the reversal of the impairment loss originally recorded in fiscal 2005, which increased operating income by $19,311,000 in fiscal 2006 as well as decreasing operating income by this same amount during fiscal 2005, and the absence of any other impairment losses during fiscal 2006.

NET FINANCE COST — Net finance cost for fiscal 2006 was $3,179,000, which represents an increase of $811,000, or 34.2%, compared to $2,368,000 in fiscal 2005. The increase was primarily due to an increase in the LIBOR rate associated with the sellers’ long-term debt during fiscal 2006 and the higher principal balance of sellers’ long-term debt during all of fiscal 2006, which reflects the greater number of ownership days in fiscal 2006 compared to fiscal 2005.

NET PROFIT (LOSS) — The net profit for fiscal 2006 was $29,477,000, as compared to a net loss of $7,337,000 for fiscal 2005. This improvement of $36,814,000, is primarily due to the reversal of the impairment loss in fiscal 2006, which loss was originally recorded in fiscal 2005, which reversal improved net income by $19,311,000, and the absence of any other impairment losses during fiscal 2006.

Liquidity and Capital Resources

The sellers’ principal sources of funds have been equity provided by their shareholders, operating cash flows and long-term borrowings. Their principal uses of funds have been capital expenditures to acquire and maintain their fleet, payments of dividends, working capital requirements and principal repayments on outstanding loan facilities. Based on current market conditions, the sellers expect to rely upon operating cash flows to fund their working capital needs in the near future. On May 20, 2008 and August 22, 2008, Hull KA 215 (Davakis G.) and Hull KA 216 (Delos Ranger), respectively were delivered to the sellers. Sellers do not anticipate any other capital expenditures in the foreseeable future due to the sale of these vessels to Seanergy on August 28, 2008.

Because the sellers are part of a larger group of companies in the shipping business associated with members of the Restis family, the sellers (other than the owners of the two newly built vessels) obtained, together with other affiliated companies as co-borrowers, a syndicated loan in the amount of $500,000,000 on December 24, 2004. The loan is allocated to each of the sellers (other than the owners of the two newly built vessels), among other affiliates of Lincoln Finance Corp., an affiliate of the sellers, based upon the acquisition cost of each vessel at the date of acquisition. The syndicated loan is payable in variable principal installments plus interest at variable rates (LIBOR plus a spread of 0.875%) with an original balloon installment due in March 2015 of $45,500,000 (which as of June 30, 2008 was $23,702,000). This debt was secured by a mortgage on each of the vessels, assignments of earnings, insurance and requisition compensation of the mortgaged vessel and is guaranteed by Lincoln Finance Corp. and Nouvelle Enterprises S.A., which is the sole shareholder of Lincoln. The sellers that own the second hand vessels used the syndicated loan to finance some or all of the acquisition costs of their respective vessels. As of June 30, 2008, December 31, 2007 and 2006, the long-term debt of the sellers represented the allocated amount of the remaining balance of the syndicated loan after taking into account vessel sales. The long-term debt applicable to the sellers as of June 30, 2008, December 31, 2007 and 2006 was $60,884,000, $48,330,000 and $49,774,000, respectively. We have not assumed any portion of this loan, and the sellers delivered the four vessels to us free and clear of all liens and encumbrances.

On December 24, 2004, certain of the sellers entered into memoranda of agreement with third parties pursuant to which they agreed to purchase the African Oryx f/k/a the M.V. Gangga Nagara, the African Zebra f/k/a the M.V. Handy Tiger, the Bremen Max f/k/a the M.V. Bunga Saga Satu and the Hamburg Max f/k/a the Bunga Saga Empat for a purchase price of $20.5 million, $14.0 million, $29.0 million and $32.0 million, respectively. The African Oryx, the African Zebra, the Bremen Max and the Hamburg Max were delivered to the respective sellers on April 4, 2005, January 3, 2005, January 26, 2005 and April 1, 2005, respectively.

On June 23, 2006, the sellers that own the two newly built vessels and a third vessel-owning company that is not one of the sellers, entered into a loan facility of up to $20,160,000 and a guarantee of up to

$28,800,000 each to be used to partly finance and guarantee payment to the shipyard for the newly constructed vessels. The loan bears interest at variable rates (LIBOR plus a spread of 0.65%) and was repayable in full at the earlier of May 18, 2009 or the date the newly constructed vessels are delivered by the shipyard. This loan has been paid in full. We have not assumed any portion of this loan and the sellers delivered the two newly constructed vessels to us free and clear of all liens and encumbrances.

The sellers financed the purchase price of the vessels as follows:

Vessel	Financed(1)	Cash(2)

Africa Oryx	$13,851,850	$6,648,150
Africa Zebra	$9,459,800	$4,540,200
Bremen Max	$19,595,300	$9,404,700
Hamburg Max	$21,622,400	$10,377,600
Davakis G (ex. Hull No. KA 215)	$16,674,000	$7,146,000
Delos Ranger (ex. Hull No. KA 216)	$16,674,000	$7,146,000

(1)	Financed with the credit facilities described above.

(2)	Cash provided to the sellers by their shareholders.

The dry bulk carriers the sellers owned had an average age of 10.5 years as of June 30, 2008. For financial statement purposes, the sellers used an estimated remaining useful life as June 30, 2008 of between 3 and 16 years for its vessels other than the newly constructed vessels, which vessels life it estimated as 25 years. However, economics, rather than a set number of years, determines the actual useful life of a vessel. As a vessel ages, the maintenance costs rise particularly with respect to the cost of surveys. So long as the revenue generated by the vessel sufficiently exceeds its maintenance costs, the vessel will remain in use, which time period could well exceed the useful life estimate described above. If the revenue generated or expected future revenue does not sufficiently exceed the maintenance costs, or if the maintenance costs exceed the revenue generated or expected future revenue, then the vessel owner usually sells the vessel for scrap.

Cash Flows

OPERATING ACTIVITIES — Net cash from operating activities totaled $17,993,000 during the six months ended June 30, 2008, as compared to $4,094,000 during the comparable period in 2007. This increase reflected is primarily due to increased revenue as a result of improved time charter rates and higher operating days. Net cash from operating activities totaled $25,577,000 during fiscal 2007, as compared to $19,161,000 during fiscal 2006. This increase reflected primarily the increase in vessel revenues received in 2007. The decrease in net cash from operating activities from fiscal 2006 as compared to fiscal 2005, during which net cash from operating activities totaled $26,169,000, resulted primarily from a slight decrease in charter revenue during 2006 and the repayment of amounts due to related parties in 2006.

INVESTING ACTIVITIES — The sellers used $21,499,000 of cash in investing activities during the six month period ended June 30, 2008 as compared to $5,534,000 used in investing activities during the comparable period in 2007. The increase was primarily a result of amounts paid under the vessel construction contracts for the two newly constructed vessels during the first six months of 2008, one of which was delivered and put into operation in May 2008. The sellers used $13,531,000 of cash in investing activities during fiscal 2007 as compared to $6,474,000 used in investing activities during fiscal 2006. The increase was primarily a result of amounts paid under the vessel construction contracts for the newly constructed vessels in fiscal 2007. The sellers used $86,711,000 of cash in investing activities during fiscal 2005, which related primarily to the purchase of four vessels.

FINANCING ACTIVITIES — Net cash provided by financing activities during the six months ended June 30, 2008 was $7,646,000, which includes $12,812,000 of dividend payments to the shareholders of sellers and $9,081,000 of repayments of long term debt, offset by $7,904,000 of capital contributions and $21,635,000 of proceeds from long term debt used to finance vessel acquisitions. Net cash used in financing activities during fiscal 2007 was $13,471,000, which includes $15,932,000 of dividend payments to the shareholders of the sellers and $9,844,000 of repayments of long term debt, partially offset by capital contributions from the sellers’ shareholders of $3,905,000 and proceeds from long-term debt of $8,400,000. Net cash used in financing activities in fiscal 2006 was $11,248,000, which primarily reflects $11,838,000 of dividend payments to the shareholders of the sellers and $7,573,000 of repayments of long term debt, partially offset by capital contributions from the sellers’ shareholders of $8,163,000. Net cash provided by financing activities in fiscal 2005 was $60,549,000, which primarily reflects proceeds of borrowings of $55,070,000 used by the sellers to acquire four vessels and capital contributions from the sellers’ shareholders of $15,980,000, which was partially offset by $3,319,000 of dividend payments to the shareholders of the sellers and repayment of long-term debt of $7,182,000.

Quantitative and Qualitative Disclosures of Market Risk

Interest rate risk

The sellers’ long-term debt in relation to the four vessels and the new buildings bears an interest rate of LIBOR plus a spread of 0.875% and 0.65%, respectively. A 100 basis-point increase in LIBOR would result in an increase to the finance cost of $568,000 in the next year. The sellers have no further obligation, with respect to their long-term debt, in relation to the six vessels it sold to Seanergy in August and September 2008.

Foreign exchange risk

The sellers generated revenue in U.S. dollars and incurred minimal expenditures relating to consumables in foreign currencies. The foreign currency risk was minimal.

Inflation

The sellers did not consider inflation to be a significant risk to direct expenses in the current and foreseeable future.

Capital Requirements

On May 20, 2008 and August 22, 2008, the Davakis G (Hull No. KA 215) and the Delos Ranger (ex. Hull No. KA 216), respectively, were delivered to the sellers. As of June 30, 2008, the capital commitment was approximately $11.8 million. The sellers do not anticipate any other capital expenditures during the year ending December 31, 2008 as these vessels have been sold to Seanergy on August 28, 2008.

Off-Balance Sheet Arrangements

As of December 31, 2007 and June 30, 2008, the sellers did not have off-balance sheet arrangements.

Contractual Obligations and Commercial Commitments

The following tables summarize the sellers’ contractual obligations as of December 31, 2007 and June 30, 2008. The sellers neither have capital leases nor operating leases.

	Payments due by period
		Less than			More than
December 31, 2007	Total	1 year	1-2 years	2-5 years	5 years
	(Dollars in thousands)

Long-term debt(1)	$48,330	$9,750	$4,724	$14,171	$19,685
Management fees(2)	$3,317	$973	$1,172	$1,172	—
Capital commitments for vessel construction	$30,840	$30,840	—	—	—

Total obligations	$82,487	$41,563	$5,896	$15,343	$19,685

	Payments due by period
		Less than			More than
June 30, 2008	Total	1 year	1-2 years	2-5 years	5 years
	(Dollars in thousands)

Long-term debt	$60,884	$12,364	$5,643	$16,931	$25,946
Management fees	$2,901	$1,143	$1,172	$586	—
Capital commitments for vessel construction	$11,820	$11,820	—	—	—

Total obligations	$75,605	$25,327	$6,815	$17,517	$25,946

(1)	The long-term debt has been repaid or reallocated as of the dates the vessels were delivered to Seanergy in August and September 2008.

(2)	EST provides management services in exchange for a fixed fee per day for each vessel in operation. These agreements are entered into with an initial three-year term until terminated by the other party. The amounts indicated above are based on a management fee of $535 dollars per day per vessel. This management fee agreement has been terminated as of the dates the vessels were delivered to Seanergy in August and September 2008.

Recent Accounting Pronouncements

A number of new standards, amendments to standards and interpretations are not yet effective for the year ended December 31, 2007 or the six months ended June 30, 2008, and have not been applied in preparing the sellers’ combined financial statements:

(i) IFRS 8 Operating Segments introduces the “management approach” to segment reporting. IFRS 8, which becomes mandatory for the financial statements of 2009, will require the disclosure of segment information based on the internal reports regularly reviewed by the sellers’ Chief Operating Decision Maker in order to assess each segment’s performance and to allocate resources to them. The sellers are evaluating the impact of this standard on the combined financial statements.

(ii) Revised IAS 23 Borrowing Costs removes the option to expense borrowing costs and requires that an entity capitalize borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. Currently, the sellers capitalize borrowing costs directly attributable to the construction of the vessels and therefore the revised IAS 23 which will become mandatory for the sellers’ 2009 financial statements is not expected to have a significant effect.

(iii) IFRIC 11 IFRS 2 Group and Treasury Share Transactions requires a share-based payment arrangement in which an entity receives goods or services as consideration for its own equity instruments to be accounted for as an equity-settled share-based payment transaction, regardless of how the equity instruments are obtained. IFRIC 11 will become mandatory for the sellers’ 2008 financial statements, with retrospective application required. This standard does not have an effect on the combined financial statements as it is not relevant to the sellers’ operations.

(iv) IFRIC 12 Service Concession Arrangements provides guidance on certain recognition and measurement issues that arise in accounting for public-to-private service concession arrangements. IFRIC 12, which becomes mandatory for the sellers’ 2008 financial statements. IFRIC 12 does not have an effect on the combined financial statements as it is not relevant to the sellers’ operations.

(v) IFRIC 13 Customer Loyalty Programs addresses the accounting by entities that operate, or otherwise participate in, customer loyalty programs for their customers. It relates to customer loyalty programs under which the customer can redeem credits for awards such as free or discounted goods or services. IFRIC 13, which becomes mandatory for the sellers’ 2009 financial statements, is not expected to have any impact on the combined financial statements.

(vi) IFRIC 14 IAS 19 The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction clarifies when refunds or reductions in future contributions in relation to defined benefit assets should be regarded as available and provides guidance on the impact of minimum funding requirements (MFR) on such assets. It also addresses when a MFR might give rise to a liability. IFRIC 14 will become mandatory for the sellers’ 2008 financial statements, with retrospective application required. IFRIC 14 does not have an effect on the combined financial statements as it is not relevant to the sellers’ operations.

(vii) Revision to IAS 1, Presentation of Financial Statements: The revised standard is effective for annual periods beginning on or after January 1, 2009. The revision to IAS 1 is aimed at improving users’ ability to analyze and compare the information given in financial statements. The changes made are to require information in financial statements to be aggregated on the basis of shared characteristics and to introduce a statement of comprehensive income. This will enable readers to analyze changes in equity resulting from transactions with owners in their capacity as owners (such as dividends and share repurchases) separately from ‘non-owner’ changes (such as transactions with third parties). In response to comments received through the consultation process, the revised standard gives preparers of financial statements the option of presenting items of income and expense and components of other comprehensive income either in a single statement of comprehensive income with sub-totals, or in two separate statements (a separate income statement followed by a statement of comprehensive income). Management is currently assessing the impact of this revision on the sellers’ financial statements.

(viii) Revision to IFRS 3 Business Combinations and an amended version of IAS 27 Consolidated and Separate Financial Statements: These versions were issued by IASB on January 10, 2008, which take effect on July 1, 2009. The main changes to the existing standards include: (i) minority interests (now called non-controlling interests) are measured either as their proportionate interest in the net identifiable assets (the existing IFRS 3 requirement) or at fair value; (ii) for step acquisitions, goodwill is measured as the difference at acquisition date between the fair value of any investment in the business held before the acquisition, the consideration transferred and the net assets acquired (therefore there is no longer the requirement to measure assets and liabilities at fair value at each step to calculate a portion of goodwill); (iii) acquisition-related costs are generally recognized as expenses (rather than included in goodwill); (iv) contingent consideration must be recognized and measured at fair value at acquisition date with any subsequent changes in fair value recognized usually in the profit or loss (rather than by adjusting goodwill) and (v) transactions with non-controlling interests which do not result in loss of control are accounted for as equity transactions. Management is currently assessing the impact that these revisions will have on the sellers.

(ix) Revision to IFRS 2 Share-based Payment: The revision is effective for annual periods on or after January 1, 2009 and provides clarification for the definition of vesting conditions and the accounting treatment of cancellations. It clarifies that vesting conditions are service conditions and performance conditions only. Other features of a share-based payment are not vesting conditions. It also specifies that all cancellations, whether by the entity or other parties, should receive the same accounting treatment. The sellers do not expect this standard to affect its combined financial statements as currently there are no share-based payment plans.

SEANERGY MARITIME CORP. AND SUBSIDIARY AND RESTIS FAMILY
AFFILIATED VESSELS ACQUIRED
UNAUDITED PRO FORMA SUMMARY FINANCIAL DATA

Anticipated Accounting Treatment

Vessel Acquisition and Other Intangible Assets — The acquisition of the vessels and other intangible assets by Seanergy will be accounted for by the purchase method and accordingly, the total acquisition cost will be allocated to the acquired vessels and other intangible assets by separately measuring the fair values of such assets acquired, based on preliminary estimates of the respective fair values, which are subject to change. No other tangible assets were acquired and no liabilities were assumed.

Dissolution and Liquidation — Upon the dissolution and liquidation of Seanergy Maritime, Seanergy Maritime will distribute to each holder of shares of common stock of Seanergy Maritime one share of Seanergy common stock for each share of common stock of Seanergy Maritime, at such time as a registration statement filed with the SEC under the Securities Act or an Information Statement under Section 14(a) of the Exchange Act, by Seanergy relating to the dissolution and liquidation, is declared effective.

Basis of Accounting — Future financial statements will be prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). The consolidated statements of Seanergy Maritime as of December 31, 2008 will include the financial position of Seanergy and its acquired wholly owned subsidiaries and the results of operations and cash flows from the period August 28, 2008 (the date of the completion of the business combination), to December 31, 2008. The consolidated financial statements as of December 31, 2007 and for the period from August 15, 2006 (date of inception) through December 31, 2006 will include only Seanergy Maritime. In addition, upon the dissolution of Seanergy Maritime the assets and liabilities of Seanergy Maritime will be assumed by and combined with the assets and liabilities of Seanergy at their respective historical values, which include the impact of fair value purchase price allocations from August 28, 2008.

The following unaudited pro forma summary financial information has been prepared assuming that the vessel acquisition have occurred at the beginning of the applicable period for pro forma statements of operations data and at the respective date for pro forma balance sheet data.

The presentation has taken into consideration the actual shares redeemed of 6,370,773, as further explained in the Unaudited Pro Forma Condensed Balance Sheet as of June 30, 2008 Note I.

The unaudited pro forma summary information is for illustrative purposes only. You should not rely on the unaudited pro forma summary balance sheet and statement of operations as being indicative of the historical financial position and results of operations that would have been achieved had the vessel acquisition been consummated as of the balance sheet date or at the beginning of the applicable period of the statements of operations. See “Risk Factors — Our management made certain assumptions about our future operating results that may differ significantly from our actual results, which may result in claims against us or our directors.”

The unaudited pro forma balance sheet data reflects the acquisition of the vessels and the drawdown of the loan to partially finance that transaction as further discussed herein. The historical balance sheet of Seanergy at June 30, 2008 used in the preparation of the unaudited pro forma financial information has been derived from the unaudited balance sheet of Seanergy at June 30, 2008. The unaudited pro forma financial information of the vessels for the year ended December 31, 2007 and six months ended June 30, 2008 have been derived from the unaudited combined statement of operations of Restis family affiliated vessels acquired.

Seanergy Maritime Corp. and Subsidiary and Restis Family Affiliated Vessels Acquired

(In thousands of U.S. Dollars, except per share amounts, and US GAAP)

Restis Family Affiliated Vessels Acquired

Unaudited Condensed Combined Statement of Operations
Conversion From IFRS to U.S. GAAP
Year Ended December 31, 2007
(In thousands of U.S. Dollars)

	As	IFRS to U.S. GAAP				As
	Reported In	Adjustments to Convert				Reported In
	IFRS	Debit		Credit		U.S. GAAP

Revenue from vessels	$35,717					$35,717
Direct voyage expenses	82					82

	35,635					35,635

Operating expenses
Crew costs	2,803					2,803
Management fees — related party	782					782
Other operating expenses	3,228					3,228
Depreciation expense	12,625			830	(1)	6,311
				5,484	(2)
Amortization of dry docking	—	830	(1)			830

Total operating expenses	19,438					13,954

Operating income	16,197					21,681

Other income (expense)
Interest income	143					143
Interest expense	(2,980)					(2,980)

Total other income (expense)	(2,837)					(2,837)

Net income	$13,360					$18,844

Adjustments to Convert From IFRS to U.S. GAAP (in thousands of U.S. Dollars, unless otherwise noted):

(1)	To reclassify the amortization of dry docking expenses that are considered a component of depreciation under IFRS.

(2)	To eliminate depreciation expense relating to the revaluation of the vessels to their fair value under IFRS.

Note:

These adjustments represent only certain significant adjustments from IFRS to U.S. GAAP and may not capture full conversion to U.S. GAAP.

Seanergy Maritime Corp. and Subsidiary and Restis Family Affiliated Vessels Acquired

Unaudited Pro Forma Condensed Combined Statement of Operations
Year Ended December 31, 2007
(In thousands of U.S. Dollars, except share and per share amounts, and US GAAP)

							Pro Forma
	Restis						Combined
	Family	Seanergy					Companies
	Affiliated	Maritime					(with Actual
	Vessels	Corp.	Pro Forma				Stock
	Acquired	and	Adjustments and Eliminations				Redemption -
	(Note A)	Subsidiary	Debit		Credit		See Note F

Revenue from vessels	$35,717	$—					$35,717
Direct voyage expenses	82	—					82

	35,635	—					35,635

Operating expenses Crew costs	2,803	—					2,803
Management fees — related party	782	—	7	(10)			789
Other operating expenses	3,228	445					3,673
Depreciation expense (Note D)	6,311	—	20,001	(9)			26,312
Amortization of dry docking	830	—					830

Total operating expenses	13,954	445					34,407

Operating income (loss)	21,681	(445)					1,228

Other income (expense) Interest income	143	1,948	1,948	(5)			143
Interest expense	(2,980)	(58)	236	(1)	2,980	(6)	(11,537)
			7,211	(2)
			88	(7)
			963	(4)
			2,981	(3)

Total other income (expense)	(2,837)	1,890					(11,394)

Net income (loss)	$18,844	$1,445					$(10,166)

Net loss per common share — basic and diluted							$(0.46)

Weighted average number of common shares outstanding — basic and diluted (Note E)							22,229,227

Cash dividends paid per common share (Note B)							$1.20

Pro Forma Adjustments (in thousands of U.S. Dollars, except for share and per share data, unless otherwise noted):

(1)	To record amortization of deferred loan facility arrangement and underwriting fees based on provisions of the facility agreements ($1,650 / 84 mo × 12 mo).

(2)	To record interest expense on the 7 year Marfin Egnatia S.A. term loan facility as if it had been in place from the beginning of the period presented. Pursuant to the term loan facility, interest is calculated based upon the 3 month LIBOR rate, plus an applicable margin, as defined in the agreement. For calculation purposes, the LIBOR rate at October 30, 2008 of 3.19% per annum, plus a margin of 1.50% was utilized. See Note G below. For each 1/8 percentage point change in the annual interest rate charged, the resulting interest expense would change by $192 per year.

(3)	To record interest expense on the 7 year Marfin Egnatia S.A. revolving facility as if it had been in place from the beginning of the period presented. Pursuant to the revolving facility, interest is calculated based upon the 3 month LIBOR rate, plus an applicable margin of 2.25%, as defined in the agreement. For calculation purposes, the LIBOR rate at October 30, 2008 of 3.19% per annum was utilized. For each 1/8 percentage point change in the annual interest rate charged, the resulting interest expense would change by $69 per year.

(4)	To record interest expense on the unsecured convertible note payable to Restis family as if it had been in place from the beginning of the period presented. Interest at 2.9% per annum is due at maturity, in two years. Additionally, an arrangement fee of $288 is due at maturity and note prepayment is not permitted. ($28,250 × 2.9% + $288 / 2 years = $963)

(5)	To eliminate interest income earned on funds held in trust.

(6)	To eliminate, effective January 1, 2007, interest expense on indebtedness of the Restis family affiliates to be acquired that is to be repaid pursuant to the agreements.

(7)	To record commitment fee on 7 year revolving facility at 0.25% per annum, payable quarterly in arrears, on the un-drawn revolving facility amount. These pro formas are based upon the assumption that operations are sufficient to fund working capital and dividend payment needs and any drawdown on the revolving facility will be for the purpose of funding the redemption of common stock. [($90,000 − $54,800) × 0.25% =$88]

(8)	Not used.

(9)	To record additional depreciation expense with respect to the four operating vessels, as a result of the step-up in basis related to the purchase of the vessels. This adjustment does not include any depreciation on newly-built vessels, delivered and put into service in May and August 2008, respectively.

(10)	To record increment in management fees per the management agreement dated May 20, 2008 of Euro 416 (US$540 at October 23, 2008) per day for the first year of the agreement. (New daily fee of $540, less former daily fee of $535, times 365 days, times 4 vessels)

Pro Forma Notes (in thousands of U.S. Dollars, except for share and per share data, unless otherwise noted):

(A)	Six vessels owned by the following Restis Family Affiliates were acquired by Seanergy: Goldie Navigation Ltd., Pavey Services Ltd., Shoreline Universal Ltd., Valdis Marine Corp., Kalistos Maritime S.A. and Kalithea Maritime S.A. Two of the six vessels are newly-built, delivered and put into service in 2008.

(B)	The cash dividends paid per common share is the amount as contemplated in the Master Agreement, however, such dividend may not be able to be paid if sufficient cash from operations is not available or if the lenders under the credit facility place restrictions on the payment of dividends. Seanergy Maritime’s founding shareholders and the Restis affiliate shareholders have agreed with Seanergy for a one-year period to subordinate their rights to receive dividends with respect to the 5,500,000 original shares owned by them to the rights of Seanergy’s public shareholders, but only to the extent that Seanergy has insufficient funds to pay dividends in the aggregate amount of $1.20 per share.

(C)	Pro forma entries are recorded to the extent they are a direct result of the vessel acquisition and are expected to have continuing future impact.

(D)	No consideration has been given to up to 4,308,075 shares of Seanergy Maritime common stock potentially issuable to the Restis family as additional investment shares based upon attaining certain earnings thresholds. Any shares issued upon attainment of these earnings thresholds will be treated as additional purchase consideration. See also Note E.

(E)	Basic common shares outstanding reflect the issuance of 5,500,000 net shares to Seanergy Maritime’s founding shareholders and 23,100,000 common shares issued in Seanergy Maritime’s September 2007 initial public offering as if these shares had been outstanding from January 1, 2007. In addition, basic common shares outstanding assume the redemption of 6,370,773 common shares as of January 1, 2007 as described in Note F. Basic and diluted earnings per share are the same as all common stock equivalents, convertible securities and contingently issuable shares are antidilutive. Basic and diluted pro forma weighted average number of common shares outstanding is calculated as follows:

Number of
Shares

Seanergy Maritime’s founding shareholders’ shares	5,500,000
Number of shares issued in connection with Seanergy Maritime’s initial public offering	23,100,000
Pro forma shares:
Shares redeemed by public shareholders (Note F)	(6,370,773)

Pro forma weighted average number of common shares outstanding — basic and diluted	22,229,227

Dilutive common shares outstanding exclude as antidilutive 23,100,000 common stock units, 16,016,667 Founders warrants, 2,000,000 underwriters’ purchase options, 2,260,000 shares issuable upon conversion of notes to the sellers and 4,308,075 common shares issuable to Restis upon the attainment of certain earnings thresholds.

(F)	On August 26, 2008, shareholders of Seanergy Maritime approved the vessel acquisition, with holders of 6,514,175 shares voting against the vessel acquisition. Of the shareholders voting against the vessel acquisition, holders of 6,370,773 shares properly demanded redemption of their shares and were paid $63,707,730, or $10.00 per share, which included a forfeited portion of the deferred underwriter’s contingent fee.

(G)	The margin on the Marfin term facility is 1.5% per annum, if the Total Assets to Total Liabilities ratio is greater than 165% and 1.75% if the ratio is less than 165%, to be tested quarterly. Based upon a calculation of the December 31, 2007 pro forma balance sheet, the ratio of Total Assets to Total Liabilities is 167%, accordingly, a margin of 1.5% has been utilized in these pro formas.

Seanergy Maritime Corp. and Subsidiary and Restis Family Affiliated Vessels Acquired

Unaudited Pro Forma Condensed Combined Balance Sheet
June 30, 2008
(In thousands of U.S. Dollars, except share and per share amounts, and US GAAP)

						Pro Forma
						Combined
	Seanergy					Companies
	Maritime					(with Actual
	Corp.	Pro Forma				Stock
	and	Adjustments and Eliminations				Redemption -
	Subsidiary	Debit		Credit		See Note I)

Assets
Current assets
Cash and cash equivalents	$1,403	232,153	(1)	4,036	(2)	$9,317
		163,350	(5)	7,414	(4)
		54,800	(10)	367,031	(3)
				200	(7)
				63,708	(8)
Money market funds — held in trust	232,153			232,153	(1)	—
Trade accounts and other assets	28					28

Total current assets	233,584					9,345
Deferred acquisition costs	1,501			1,501	(4)	—
Deferred loan costs	—	1,650	(5)			1,650
Vessels, net	—	395,281	(3)			403,016
		7,735	(4)

Total assets	$235,085					$414,011

Liabilities
Current liabilities
Current portion of Marfin Egnatia S.A. term facility	$—			30,000	(5)	$30,000
Current portion of Marfin Egnatia S.A. revolving facility	—			18,000	(10)	18,000
Trade accounts payable and accrued expenses	1,554	200	(7)			174
		1,180	(4)
Amounts due to underwriter	5,469	1,433	(9)			—
		4,036	(2)

Total current liabilities	7,023					48,174
Marfin Egnatia S.A. term facility, excluding current portion	—			135,000	(5)	135,000
Marfin Egnatia S.A. revolving facility, excluding current portion	—			36,800	(10)	36,800
Unsecured convertible note payable to Restis family	—			28,250	(3)	28,250

Total liabilities	7,023					248,224

Common stock subject to possible redemption	80,850	80,850	(6)			—
Shareholders’ equity

						Pro Forma
						Combined
	Seanergy					Companies
	Maritime					(with Actual
	Corp.	Pro Forma				Stock
	and	Adjustments and Eliminations				Redemption -
	Subsidiary	Debit		Credit		See Note I)

Common stock, $0.0001 par value	3	1	(8)			2
Additional paid-in capital	146,926	63,707	(8)	80,850	(6)	165,502
				1,433	(9)
Retained earnings	3,456					3,456
Shareholder distributions	(3,173)					(3,173)

Total shareholders’ equity	147,212					165,787

Total liabilities and shareholders’ equity	$235,085					$414,011

Pro Forma Adjustments and Eliminations (in thousands of U.S. Dollars, except for share and per share data, unless otherwise noted):

(1)	To liquidate investments held in trust.

(2)	To pay deferred underwriters’ compensation charged to capital at time of initial public offering but contingently payable upon the consummation of a business combination of $3,930, plus interest accrued thereon of $106.

(3)	To record the acquisition of six dry bulk carriers and other intangibles by Seanergy Maritime Holdings Corp. (“Seanergy”), a wholly-owned subsidiary of Seanergy Maritime Corp. (“Seanergy Maritime”), pursuant to the purchase method of accounting for an aggregate purchase price of $395,281, comprised of (i) $367,031 in cash, (ii) $28,250 in the form of a convertible promissory note, convertible into 2,260,000 shares of Seanergy common stock at $12.50 per shares, and (iii) up to 4,308,075 shares of Seanergy common stock, subject to Seanergy meeting certain predetermined earnings thresholds. See Notes (C), (E) and (F) below. For purposes of the pro forma presentation, the entire amount of the acquisition cost has been preliminarily allocated to vessels as the purchase price allocation has not yet been finalized. We are still assessing the value of the vessels and whether other intangible assets have been acquired, including goodwill. However, based on our preliminary assessment, we have not identified any material intangible assets and expect to allocate substantially all of the acquisition cost to the vessels acquired. We believe that this is consistent within the shipping industry.

If identifiable intangible assets are recorded upon completion of the purchase price allocation, then the cost of such assets could be amortized over a different period of time rather than over the useful lives of the vessels. If goodwill is recorded, it would not be amortized but tested annually for impairment. Should intangible assets, including goodwill, be identified, we do not currently believe such amounts would be material.

(4)	To record payment of estimated direct transaction costs for the preparation and negotiation of the agreement related to the vessel acquisition based upon engagement letters, actual invoices and/or currently updated fee estimates as follows. See Note (F) below:

Merger and acquisition advisors fee	$3,826
Finders fee	1,950
Legal fees	1,250
Accountants fees	50
Proxy solicitor fees	35
Printing and mailing	100
Road show fees and costs	190
Vessel due diligence	60
Fairness opinion	174
Miscellaneous costs	100

Total estimated direct transaction costs	$7,735

Total estimated costs do not include contingent underwriters fees of approximately $5,363 and contingent legal fees of $200 that are payable upon consummation of the vessel acquisition as these costs were incurred in connection with Seanergy Maritime’s initial public offering and have already been provided for on Seanergy’s Maritime’s books. As of June 30, 2008, acquisition costs of $1,501 have been incurred including $1,180 of which is reflected in accounts payable and accrued expenses.

(5)	To record drawdown on Marfin Egnatia Bank S.A. term loan facility of $165,000, including loan arrangement and underwriting fees of $1,650. Per the facility agreement, the first four quarterly installments of the term facility are to be $7,500 each.

(6)	To reclassify common stock subject to redemption to permanent equity — see also Note (8).

(7)	To record the payment of legal fees contingently payable upon the consummation of a business combination.

(8)	To record redemption of 6,370,773 shares of Seanergy Maritime shares of common stock issued in Seanergy Maritime’s initial public offering, at June 30, 2008 redemption value of $10.00 per share of which $0.225 per share represents a portion of the underwriter’s contingent fee, which the underwriter’s have agreed to forego for each share redeemed and which is included in amounts due to underwriter and has already been charged to additional paid-in capital. See Note I below.

(9)	To reverse portion of deferred underwriters’ fee forfeited to redeeming shareholders ($0.225 per share times 6,370,773 shares).

(10)	To record drawdown on Marfin Egnatia Bank S.A. $90,000 revolving facility. Per the agreement, first principal reduction due on the revolving facility is one year from the date of the facility agreement in the amount of $18,000.

Pro Forma Notes (in thousands of U.S. Dollars, except for share and per share data, unless otherwise noted):

(A)	The current market prices of Seanergy Maritime’s common stock, common stock purchase warrants and common stock units were as follows as of December 8, 2008:

Market price per share of common stock (Nasdaq SHIP)	$5.19

Market price per common stock warrant (Nasdaq SHIPW)	$0.15

(B)	On May 20, 2008, the Restis Family purchased 2,750,000 shares of Seanergy Maritime founding shareholders common stock and 8,008,334 private placement warrants for the purchase of shares of Seanergy Maritime common stock from Messrs. Panagiotis and Simon Zafet for approximately $25,000. These common shares and common share warrants are currently being held in escrow and will remain in escrow until 12 months after the vessel acquisition.

(C)	No consideration has been given to up to 4,308,075 shares of Seanergy common stock potentially issuable to the Restis Family as additional investment shares based upon attaining certain earnings based thresholds. Any shares issued upon attainment of these earnings will be treated as additional purchase consideration. See also Note F below.

(D)	Pro forma entries are recorded to the extent they are a direct result of the vessel acquisition and are expected to have continuing future impact and are factually supportable, regardless of whether or not they have continuing future impact or are non-recurring.

(E)	Six vessels owned by the following Restis Family Affiliates were acquired by Seanergy: Goldie Navigation Ltd., Pavey Services Ltd., Shoreline Universal Ltd., Valdis Marine Corp., Kalistos Maritime S.A. And Kalithea Maritime S.A. Two of the six vessels are newly-built, delivered and put into service in May and August 2008, respectively.

(F)	The acquisition of the six dry bulk carriers, including two newly built vessels, by Seanergy, will be accounted for by the purchase method and accordingly, based upon management’s preliminary estimates, the total acquisition cost will be allocated to the acquired vessels. Actual allocations may differ. See also Note C above. These aggregate acquisition cost are summarized as follows:

Cash paid to the Restis family	$367,031
Unsecured convertible note payable issued to the Restis family	28,250
Direct transaction costs	7,735

Total acquisition cost allocated to vessels	$403,016

(G)	On July 15, 2008, Seanergy Maritime paid a distribution, consisting of the interest earned on the money market funds — held in trust for the period April 1, 2008 to June 30, 2008, subject to certain permitted adjustments, of $1,081 in total or $0.0468 per share to shareholders of record on July 9, 2008.

(H)	These pro formas are based upon the assumption that operations are sufficient to fund working capital and dividend payment needs and any drawdown on the revolving facility will be for the purpose of funding the redemption of common stock. In the event additional funds are needed to fund working capital and dividend payment needs, certain of Seanergy’s subsidiaries, as borrowers, have available, under a revolving facility, approximately $35,200 after taking into account actual redemptions.

(I)	On August, 26, 2008, shareholders of Seanergy Maritime approved the vessel acquisition, with holders of 6,514,175 shares voting against the vessel acquisition. Of the shareholders voting against the vessel acquisition, holders of 6,370,773 shares properly demanded redemption of their shares and were paid $63,707,730, or $10.00 per share, which included a forfeited portion of the deferred underwriter’s contingent fee.

Restis Family Affiliated Vessels Acquired

Unaudited Condensed Combined Statement of Operations
Conversion From IFRS to U.S. GAAP
Six Months Ended June 30, 2008
(In thousands of U.S. Dollars)

	As	Adjustments to Convert				As
	Reported In	IFRS to U.S. GAAP				Reported In
	IFRS	Debit		Credit		U.S. GAAP

Revenue from vessels	$28,227					$28,227
Direct voyage expenses	759					759

	27,468					27,468

Operating expenses
Crew costs	2,143					2,143
Management fees — related party	411					411
Other operating expenses	1,831					1,831
Depreciation expense	16,314			605	(1)	4,779
				10,930	(2)
Amortization of dry docking	—	605	(1)			605

Total operating expenses	20,699					9,769

Operating income	6,769					17,699

Other income (expense)
Interest income	36					36
Interest expense	(1,014)					(1,014)

Total other income (expense)	(978)					(978)

Net income	$5,791					$16,721

Adjustments to Convert From IFRS to U.S. GAAP (in thousands of U.S. Dollars, unless otherwise noted):

(1)	To reclassify the amortization of dry docking expenses that are considered a component of depreciation under IFRS.

(2)	To eliminate depreciation expense relating to the revaluation of the vessels to their fair value under IFRS.

Note:

These adjustments represent only certain significant adjustments from IFRS to U.S. GAAP and may not capture full conversion to U.S. GAAP.

Seanergy Maritime Corp. and Subsidiary and Restis Family Affiliated Vessels Acquired

Unaudited Pro Forma Condensed Combined Statement of Operations
Six Months Ended June 30, 2008
(In thousands of U.S. Dollars, except share and per share amounts, and US GAAP)

							Pro Forma
	Restis						Combined
	Family	Seanergy					Companies
	Affiliated	Maritime					(with Actual
	Vessels	Corp.	Pro Forma				Stock
	Acquired	and	Adjustments and Eliminations				Redemption -
	(Note A)	Subsidiary	Debit		Credit		See Note F)

Revenue from vessels	$28,227	$—					$28,227
Direct voyage expenses	759	—					759

	27,468	—					27,468

Operating expenses
Crew costs	2,143	—					2,143
Management fees — related party	411	—	4	(10)			415
Other operating expenses	1,831	597					2,428
Depreciation expense (Note D)	4,779	—	7,588	(9)			12,367
Amortization of dry docking	605	—					605

Total operating expenses	9,769	597					17,958

Operating income (loss)	17,699	(597)					9,510

Other income (expense)
Interest income	36	2,612	2,612	(5)			36
Interest expense	(1,014)	—	118	(1)	1,014	(6)	(5,915)
			3,781	(2)
			44	(7)
			481	(4)
			1,491	(3)

Total other income (expense)	(978)	2,612					(5,879)

Net income	$16,721	$2,015					$3,631

Net income per common share -
Basic							$0.16

Diluted							$0.11

Weighted average number of common shares outstanding (Notes D and E) -
Basic							22,229,227

Diluted							34,497,073

Cash dividends paid per common share (Note B)
							$0.60

Pro Forma Adjustments (in thousands of U.S. Dollars, except for share and per share data, unless otherwise noted):

(1)	To record amortization of deferred loan facility arrangement and underwriting fees based on provisions of the facility agreements ($1,650 / 84 mo X 6 mo).

(2)	To record interest expense on the 7 year Marfin Egnatia S.A. term loan facility as if it had been in place from the beginning of the period presented. Pursuant to the term loan facility, interest is calculated based upon the 3 month LIBOR rate, plus an applicable margin, as defined in the agreement. For calculation purposes, the LIBOR rate at October 30, 2008 of 3.19% per annum, plus a margin of 1.50% was utilized. For each 1/8 percentage point change in the annual interest rate charged, the resulting interest expense would change by $101 during the six month period.

(3)	To record interest expense on the 7 year Marfin Egnatia S.A. revolving facility as if it had been in place from the beginning of the period presented. Pursuant to the revolving facility, interest is calculated based upon the 3 month LIBOR rate, plus an applicable margin of 2.25%, as defined in the agreement. For calculation purposes, the LIBOR rate at October 30, 2008 of 3.19% per annum was utilized. For each 1/8 percentage point change in the annual interest rate charged, the resulting interest expense would change by $34 during the six month period.

(4)	To record interest expense on the unsecured convertible note payable to Restis family as if it had been in place from the beginning of the period presented. Interest at 2.9% per annum is due at maturity, in two years. Additionally, an arrangement fee of $288 is due at maturity and note prepayment is not permitted. ($28,250 X 2.9% / 12 mo X 6 mo + $288 / 24 mo X 6 mo = $481)

(5)	To eliminate interest income earned on funds held in trust.

(6)	To eliminate, effective January 1, 2008, interest expense on indebtedness of the Restis family affiliates to be acquired that is to be repaid pursuant to the agreements.

(7)	To record commitment fee on 7 year revolving facility at 0.25% per annum, payable quarterly in arrears, on the un-drawn revolving facility amount. These pro formas are based upon the assumption that operations are sufficient to fund working capital and dividend payment needs and any drawdown on the revolving facility will be for the purpose of funding the redemption of common stock. [($90,000 — $54,800) X 0.25% / 12 mo X 6 mo = $44]

(8)	Not used.

(9)	To record additional depreciation expense with respect to the four vessels in operation from January 1, 2008, as a result of the step-up in basis related to the purchase of the vessels. One newly built vessel was put into operation on May 20, 2008 and therefore depreciation has been recorded from that date. This adjustment does not include any depreciation on the vessel still under construction as of June 30, 2008.

(10)	To record increment in management fees per the management agreement dated May 20, 2008 of Euro 416 (US$540 at October 23, 2008) per day for the first year of the agreement. (New daily fee of $540, less former daily fee of $535, times 182 days, times 4 vessels, plus new daily fee of $540, less former daily fee of $535, times 41 days for a vessel put into operation on May 20, 2008)

Pro Forma Notes (in thousands of U.S. Dollars, except for share and per share data, unless otherwise noted):

(A)	Six vessels owned by the following Restis Family Affiliates were acquired by Seanergy: Goldie Navigation Ltd., Pavey Services Ltd., Shoreline Universal Ltd., Valdis Marine Corp., Kalistos Maritime S.A. and Kalithea Maritime S.A. Two of the six vessels are newly-built, delivered and put into service in May and August 2008, respectively.

(B)	The cash dividends paid per common share is the amount required under the share purchase agreement, however, such dividend may not be able to be paid if sufficient cash from operations is not available or if the lenders under the credit facility place restrictions on the payment of dividends. The Restis family and Seanergy Maritime founders have agreed to waive dividends if Seanergy has insufficient funds to pay its scheduled dividend to all of its public shareholders, in which case such dividend shall be accrued and paid to them once Seanergy is current in the payment of its dividend to its public shareholders.

(C)	Pro forma entries are recorded to the extent they are a direct result of the vessel acquisition and are expected to have continuing future impact.

(D)	No consideration has been given to up to 4,308,075 shares of Seanergy common stock potentially issuable to the Restis family as additional investment shares based upon attaining certain earnings thresholds. Any shares issued upon attainment of these earnings thresholds will be treated as additional purchase consideration. See also Note E below.

(E)	The actual number of shares redeemed have been utilized for both basic and dilutive shares outstanding, and the calculation is retroactively adjusted to eliminate such shares for the entire period (see Note F). Dilutive warrants include 23,100,000 public common stock warrants and 16,016,667 insider common stock warrants issued to the founders, less the number of treasury shares that could be repurchased with the assumed proceeds on exercise based on average stock prices during the reporting period. Basic and diluted pro forma weighted average number of common shares outstanding is calculated as follows:

Number of
Shares

Actual number of common shares outstanding	28,600,000
Pro forma shares:
Shares redeemed by public shareholders (Note F)	(6,370,773)

Pro forma weighted average number of common shares outstanding — basic	22,229,227
Effect of dilutive warrants	12,267,846

Pro forma weighted average number of common shares outstanding — diluted	34,497,073

Dilutive common shares outstanding exclude 2,000,000 and 2,260,000 common shares issuable for underwriter purchase options and convertible notes payable to Restis as these instruments are antidilutive. Additionally, dilutive common shares outstanding exclude 4,308,075 contingently issuable shares related to the sellers earnout as it is assumed that earnings targets have not been met. If these shares were considered outstanding for the purposes of calculating dilutive common shares outstanding, diluted earnings per share would be $0.09.

(F)	On August, 26, 2008, shareholders of Seanergy Maritime approved the vessel acquisition, with holders of 6,514,175 shares voting against the vessel acquisition. Of the shareholders voting against the vessel acquisition, holders of 6,370,773 shares properly demanded redemption of their shares and were paid $63,707,730, or $10.00 per share, which included a forfeited portion of the deferred underwriter’s contingent fee.

(G)	The margin on the Marfin term facility is 1.5% per annum, if the Total Assets to Total Liabilities ratio is greater than 165% and 1.75% if the ratio is less than 165%, to be tested quarterly. Based upon the June 30, 2008 pro forma balance sheet, the ratio of Total Assets to Total Liabilities is 167%; accordingly, a margin of 1.5% has been utilized in these pro formas.

Restis Family Affiliated Vessels Acquired

Unaudited Condensed Combined Statement of Operations
Conversion From IFRS to U.S. GAAP
Six Months Ended June 30, 2008

	As Reported	Adjustments to Convert IFRS to U.S. GAAP				As Presented
	under IFRS	Debit		Credit		under U.S. GAAP
	(In thousands of U.S. dollars)

Revenue from vessels	$28,227					$28,227
Direct voyage expenses	759					759

	27,468					27,468

Operating expenses
Crew costs	2,143					2,143
Management fees — related party	411					411
Other operating expenses	1,831					1,831
Depreciation expense	16,314			605	(1)	4,779
				10,930	(2)
Amortization of dry docking	—	605	(1)			605

Total operating expenses	20,699					9,769

Operating income	6,769					17,699

Other income (expense)
Interest income	36					36
Interest expense	(1,014)					(1,014)

Total other income (expense)	(978)					(978)

Net income	$5,791					$16,721

Adjustments to Convert From IFRS to U.S. GAAP (in thousands of U.S. Dollars, unless otherwise noted):

(1)	To reclassify the amortization of dry docking expenses that are considered a component of depreciation under IFRS.

(2)	To eliminate depreciation expense relating to the revaluation of the vessels to their fair value under IFRS.

Note:

These adjustments represent only certain significant adjustments from IFRS to U.S. GAAP and may not capture full conversion to U.S. GAAP.

Restis Family Affiliates to be Acquired

Unaudited Condensed Combined Balance Sheet — conversion from IFRS to US GAAP
June 30, 2008

						Restis Family
						Affiliates to be
	Restis Family					Acquired After
	Affiliates to be	Adjustments				Adjustments
	Acquired (Note E)	Debit		Credit		(Note E)
	(In thousands of U.S. dollars)

ASSETS
Current assets
Cash and cash equivalents	$4,161					$4,161
Restricted cash	—					—
Money market funds — held in trust	—					—
Trade accounts and other receivables	1,605					1,605
Inventories	458					458
Due from related parties	13,022					13,022
Amount due from Restis Family	—

Total current assets	$19,246					$19,246

Restricted cash	—
Deferred loan costs	—
Vessels	250,022	10,930	(A1)	1,177	(A2)	91,563
		5,483	(A4)	154,384	(A3)
				19,311	(A4)
Dry Docking		1,177	(A2)			1,177
Deferred Finance Charges		266	(A5)			266

Total assets	$269,268	$17,856		$174,872		$112,252

LIABILITIES
Current liabilities
Current portion of long-term debt	$12,364					$12,364
Current portion of Marfin Egnatia S.A. term loan	—					—
Marfin Egnatia S.A. revolving credit agreement	—					—
Due to related parties	1,395					1,395
Trade accounts payable and accrued expenses	4,110					4,110
Amounts due to underwriter	—					—
Accrued interest — Restis Family
Deferred revenue	2,339					2,339

Total current liabilities	$20,208					$20,208
Long-term debt, excluding current portion	48,520			266	(A5)	48,786
Marfin Egnatia S.A. term loan, excluding current portion	—
Secured convertible note payable to Restis Family	—

Total liabilities	$68,728			$266		$68,994

Common stock subject to possible redemption	—
Shareholders’ equity
Common stock, $0.0001 par value	—
Additional paid-in capital	48,769					48,769
Revaluation reserve	154,384	154,384	(A3)	0		—
Retained earnings	(2,613)	19,311	(A4)	10,930	(A1)	(5,511)
				5,483	(A4)

Total shareholders’ equity	$200,540	$173,695		$16,413		$43,258

Total liabilities and shareholders’ equity	$269,268	$173,695		$16,679		$112,252

Adjustments and Eliminations to convert from IFRS to U.S. GAAP (in thousands of U.S. Dollars, except for share and per share data, unless otherwise noted):

(A1)	Recalculation of accumulated depreciation in accordance with historical cost basis.

(A2)	Reclassification of dry docking expenses that under IFRS are considered a component of the asset.

(A3)	Reversal of revaluations reserves recorded under IFRS.

(A4)	Impairment loss under USGAAP can not be reversed.

(A5)	Reclassification of deferred financing charges from a reduction of the associated debt to a deferred cost.

MANAGEMENT

Directors and Executive Officers

Set forth below are the names, ages and positions of Seanergy’s current directors and executive officers:

Name	Age	Position

Georgios Koutsolioutsos	39	Chairman of the Board of Directors
Dale Ploughman	60	Chief Executive Officer and Director
Christina Anagnostara	38	Chief Financial Officer
Ioannis Tsigkounakis	42	Secretary and Director
Alexios Komninos	42	Director
Elias M. Culucundis	65	Director
Kostas Koutsoubelis	53	Director

The business address of each of our directors and executive officers listed below is 1-3 Patriarchou Grigoriou; 166 74 Glyfada; Athens, Greece. Our board of directors is divided into three classes, Class A, Class B and Class C, with only one class of directors being elected in each year, beginning at the third annual meeting. The term of office of the Class A directors, consisting of Mr. Elias M. Culucundis will expire at our third annual meeting of shareholders. The term of office of the Class B directors, consisting of Messrs. Alexios Komninos, Ioannis Tsigkounakis and Dale Ploughman will expire at the fourth annual meeting. The term of office of the Class C directors, consisting of Messrs. George Koutsolioutsos and Kostas Koutsoubelis, will expire at the fifth annual meeting.

Georgios Koutsolioutsos has served as sole Chairman of our board of directors since May 20, 2008. From our inception to May 19, 2008, Mr. Koutsolioutsos served as our president and co-chairman of the board of directors. Mr. Koutsolioutsos has significant experience in the management and operations of public companies. He began his career at Folli Follie S.A. (ATSE: FOLLI) in 1992. Folli Follie is an international company with a multinational luxury goods brand and over three hundred points of sale (POS). Mr. Koutsolioutsos, who is currently the vice-president and an executive member of the board of directors, has assisted with the growth of Folli Follie to a market capitalization of over $1.1 billion with revenues of over $500 million in 2006. Additionally, in 1997, Folli Follie was listed on the Athens Stock Exchange following an initial public offering conducted under his management. Mr. Koutsolioutsos also has extensive knowledge of business operations in the Asian markets where, for more than a decade, Folli Follie has had a presence. Furthermore, since 2002, Folli Follie was among the first companies in mainland China to obtain a full retail license. In 1999, Mr. Koutsolioutsos became a member of the board of directors of Hellenic Duty Free Shops S.A. (“HDFS” (ATSE: HDF)) and subsequently, as of May 2006, became the chairman of the board of directors. HDFS is the exclusive duty-free operator in Greece, one of the top fifteen duty-free operators worldwide and has a market capitalization of approximately $1 billion. In 2003, Mr. Koutsolioutsos was awarded Manager of the Year in Greece. Mr. Georgios Koutsolioutsos received his B.Sc. in business and marketing from the University of Hartford, Connecticut. He is fluent in five languages.

Dale Ploughman has served as a member of our board of directors and our chief executive officer since May 20, 2008. He has over 43 years of shipping industry experience. Since 1999, Mr. Ploughman has been the chairman of South African Marine Corporation (Pty) Ltd., a dry bulk shipping company based in South Africa and affiliate to members of the Restis family, and the chairman of the Bahamas Ship Owners Association. In addition, Mr. Ploughman has served as president, chief executive officer and a director of Golden Energy Marine Corp. since February 2005. Mr. Ploughman also serves as president and chief executive officer of numerous private shipping companies controlled by members of the Restis family. From 1989 to 1999, Mr. Ploughman was the president of Great White Fleet, a fleet owned by Chiquita Brands International Inc., which was one of the largest shipping carriers to and from Central America. Mr. Ploughman has previously worked as president and chief executive officer of Lauritzen Reefers A.S., a shipping company based in Denmark, the managing director of Dammers and Vander Hiede Shipping and Trading Inc., a shipping company based in the Netherlands and as the chairman of Mackay Shipping, a shipping company based in

New Zealand. He holds degrees in Business Administration and Personnel Management and Master’s level Sea Certificates and was educated at the Thames Nautical Training College, HMS Worcester.

Christina Anagnostara has served as our chief financial officer since November 17, 2008. Prior to joining us, she served as chief financial officer and a board member for Global Oceanic Carriers Ltd, a dry bulk shipping company listed on AIM of the London Stock Exchange, since February 2007. Between 1999 and 2006, she was a senior manager at EFG Audit & Consulting Services, the auditors of the Geneva-based EFG Group, an international banking group specializing in global private banking and asset management. Prior to EFG Group, she worked from 1998 to 1999 in the internal audit group of Eurobank EFG, a bank with a leading position in Greece; and between 1995 and 1998 as a senior auditor at Ernst & Young Hellas, SA, Greece, the international auditing firm. Ms. Anagnostara studied Economics in Athens and has been a Certified Chartered Accountant since 2002.

Ioannis Tsigkounakis has been our secretary and a member of our board of directors since our inception. Since 1992, he has been a practicing lawyer specializing in Shipping and Capital Markets law. In that capacity he has gained significant experience with respect to the negotiation of acquisitions and in all aspects of legal due diligence. In 1994, he joined the law firm of Vgenopoulos and Partners, one of the largest international practice firms in Greece. Mr. Tsigkounakis advises Greek issuers, brokers, investment firms and banking institutions on capital markets and investment banking matters. He has been involved in capital finance transactions, mergers and acquisitions, take-overs and buy-outs, both in Greece and abroad, including: (i) the acquisition through the Athens Exchange of a controlling interest in Proton Bank of Greece by IRF European Finance Investments Ltd., in May 2006, a company listed on the Alternative Investment Market of the London Stock Exchange (AIM), (ii) the public tender offer made by Laiki Bank Public Co. Ltd. of Cyprus to Egnatia Bank and Marfin Holdings of Greece, in September 2006, (iii) the acquisition of Links of London Ltd., in July 2006, and (iv) the issuance of a bond loan by HSBC, Alfa Bank, Piraeus Bank, BNP Paribas and National Bank of Greece, of $280 million for Folli Follie S.A., in June 2006. Since 2002, he has been a member of the board of directors of Aspropirgos Maritime Ltd., a company that owns a crude oil tanker owning and is a subsidiary of Paradise Tankers Corp., a large tanker carrier group with 2006 revenues of approximately $48 million. Between 2003 and 2004, he was also a non-executive member of the board of directors of Marfin Bank Private Fund, a fund with $225 million under management. He is currently an executive member of the board of directors of Hellenic Duty Free Shops, a company listed on the Athens Exchange (ATSE: HDF). Mr. Tsigkounakis received his law degree from the National University of Athens and a master’s degree (DEA) in International and Banking Law from the University of Pantheon, Sorbonne I, France. Since 2005, he has been a member of the Greek Legal Society of Banking and Capital Markets Law.

Alexios Komninos has been a member of our board of directors since our inception and was our chief financial officer from our inception through November 16, 2008. Since 1991, he has been a major shareholder and chief operating officer of N. Komninos Securities SA, one of the oldest members of the Athens Stock Exchange and member of the Athens Derivatives Exchange, with total revenues of approximately $40 million in 2006. Mr. Komninos has extensive experience with respect to the review and assessment of companies’ financial positions as well as experience with respect to analysis of potential acquisitions. He has been involved in more than twenty successful initial public offerings and secondary offerings of companies listed on the Athens Stock Exchange, including Rokkas Energy S.A. (ATSE: ROKKA), a windmill parks company, Folli Follie S.A. (ATSE: FOLLI), a luxury goods company, Flexopack S.A. (ATSE: FLEXO), a packaging company, Eurobrokers S.A. (ATSE: EUBRK), an insurance broking company, and Edrasi S.A. (ATSE: EDRA), a specialized construction company. Mr. Komninos is primarily engaged in the business of securities portfolio management and currently manages a portfolio exceeding $450 million. Throughout 2004 and 2005, he was a financial adviser to Capital Maritime & Trading Corp., a holding company with revenues of approximately $188 million in 2004. Mr. Komninos also advises numerous other public companies in Greece on capital restructuring, mergers and acquisitions and buy-out projects. Mr. Komninos received his B.Sc. in economics from the University of Sussex in the United Kingdom and his M.Sc. in Shipping Trade and Finance from the City University Business School in London.

Elias M. Culucundis has been a member of our board of directors since our inception. Mr. Culucundis has experience in the negotiation of acquisitions, as well as the oversight of due diligence. Since 2002,

Mr. Culucundis has been a member of the board of directors of Folli Follie S.A. and since 2006 an executive member of the board of directors of Hellenic Duty Free Shops S.A. Since 1999, Mr. Culucundis has been president, chief executive officer and director of Equity Shipping Company Ltd., a company specializing in starting, managing and operating commercial and technical shipping projects the value of which exceeded $100 million as of the end of 2006. Additionally, from 1996 to 2000, he was a director of Kassian Maritime Shipping Agency Ltd., a vessel management company operating a fleet of ten bulk carriers with revenues of approximately $180 million in 2006. During this time, Mr. Culucundis was also a director of Point Clear Navigation Agency Ltd, a marine project company instrumental in opening the Chinese shipbuilding market to Greek shipping. Point Clear Navigation Agency Ltd. aided in technically and commercially structuring the first panamax bulk carrier and the first panamax tanker to be built in Shanghai, China that subsequently became the prototype for over 50 subsequent orders for Greek shipping. From 1981 to 1995, Mr. Culucundis was a director of Kassos Maritime Enterprises Ltd., a company engaged in vessel management. While at Kassos, he was initially a technical director and eventually ascended to the position of chief executive officer, overseeing a large fleet of panamax, aframax and VLCC tankers, as well as overseeing new vessel building contracts, specifications and the construction of new vessels. From 1971 to 1980, Mr. Culucundis was a director and the chief executive officer of Off Shore Consultants Inc. and Naval Engineering Dynamics Ltd. Off Shore Consultants Inc. was a pioneer in FPSO (Floating Production, Storage and Offloading vessel, “FPSO”) design and construction and responsible for the technical and commercial supervision of a pentagon-type drilling rig utilized by Royal Dutch Shell plc. Seven FPSO’s were designed and constructed that were subsequently utilized by Pertamina, ARCO, Total and Elf-Aquitaine. Naval Engineering Dynamics Ltd. was responsible for purchasing, re-building and operating vessels that had suffered major damage. From 1966 to 1971, Mr. Culucundis was employed as a Naval Architect for A.G. Pappadakis Co. Ltd., London, responsible for tanker and bulk carrier new buildings and supervising the technical operation of our fleet. He is a graduate of Kings College, Durham University, Great Britain, with a degree in Naval Architecture and Shipbuilding. He is a member of several industry organizations, including the Council of the Union of Greek Shipowners and American Bureau of Shipping. Mr. Culucundis is a fellow of the Royal Institute of Naval Architects and a Chartered Engineer.

Kostas Koutsoubelis has been a member of our board of directors since May 20, 2008. Mr. Kostas Koutsoubelis is the group financial director of the Restis group of companies and also the chairman of Golden Energy Marine Corp. Furthermore, he is a member of the board of the directors of the following public listed companies: Freeseas Inc., Hellenic Seaways S.A., FG Europe, Imperio Argo Group A.M.E., IMAKO Media S.A., First Business Bank, South African Marine Corp. and Swissmarine Corporation Ltd. Mr. Koutsoubelis is also the vice president and treasurer of FreeSeas. Before joining the Restis group he served as head of shipping of Credit Lyonnais, Greece. After graduating from St. Louis University, St. Louis, Missouri, he held various positions in Mobil Oil Hellas S.A. and after his departure he joined International Reefer Services, S.A., a major shipping company, as financial director. In the past he has also served as director in Egnatia Securities S.A., a stock exchange company, and Egnatia Mutual Fund S.A. He is a governor in the Propeller Club — Port of Piraeus and member of the Board of the Association of Banking and Financial Executives of Hellenic Shipping.

Voting Agreement

Pursuant to the Voting Agreement, upon the execution of the Master Agreement, our board of directors is required to consist of seven persons and upon the occurrence of Seanergy Maritime’s 2008 annual meeting of shareholders, our board of directors is required to consist of 13 persons. Initially, the Restis affiliate shareholders and the Seanergy Maritime’s founding shareholders have agreed to vote or cause to be voted certain shares they own or control in Seanergy so as to cause (i) three people named by the Restis affiliate shareholders to be elected to our board of directors, (ii) three people named by the founding shareholders to be elected to our board of directors, and (iii) one person jointly selected by the Restis affiliate shareholders and the founding shareholders to be elected to our board of directors. Upon the occurrence of our 2008 annual meeting of shareholders and continuing until May 20, 2010, the Restis affiliate shareholders, on the one hand, and the founding shareholders on the other have agreed to vote or cause to be voted certain shares they own or control in Seanergy so as to cause (i) six people named by the Restis affiliate shareholders to be elected to our board of directors, (ii) six people named by the founding shareholders to be elected to our board of directors, and (iii) one person jointly selected by the Restis affiliate shareholders and the founding shareholders to be elected to our board of directors.

The six members of our board of directors designated by each of the Restis affiliate shareholders and the founding shareholders have been divided as equally as possible among Class A, Class B and Class C directors. The six members of our board of directors designated by each of the Restis affiliate shareholders, on the one hand, and the founding shareholders, on the other hand, will include at least three “independent” directors, as defined in the rules of the SEC and the rules of any applicable stock exchange.

Both Messrs. Ploughman and Koutsoubelis were selected as directors by the Restis affiliate shareholders pursuant to the Voting Agreement. Because each of Messrs. Ploughman and Koutsoubelis was appointed by the Restis affiliate shareholders and employed by affiliates of the Restis affiliate shareholders in other vessel-owning ventures, the Restis affiliate shareholders are in a position to exert influence over such individuals in their capacities as directors of Seanergy. Accordingly, these board members may encounter conflicts of interest in considering future acquisitions of vessels on behalf of Seanergy.

Any director may be removed from office at any time, with or without cause, at the request of the shareholder group entitled to designate such director, and a director so removed shall be replaced by a nominee selected by the shareholder group entitled to designate such director. Vacancies on the board of directors will also be filled by the shareholder group entitled to name the director whose resignation or removal led to the occurrence of the vacancy.

In addition, pursuant to the Voting Agreement, our board of directors established a shipping committee consisting of three directors to consider and vote upon all matters involving shipping and vessel finance. The Voting Agreement requires that our board of directors appoint selected nominees as described below and that the board of directors fill any vacancies on the shipping committee with the nominees selected by the party that nominated the person whose resignation or removal has caused the vacancy. See “Management — Board Committees — Shipping Committee”.

With respect to our officers, the parties agreed that Messrs. Dale Ploughman and Georgios Koutsolioutsos would serve as chief executive officer and chairman of the board of directors, respectively. If Mr. Ploughman is unable or unwilling to serve in such position, the Restis affiliate shareholders shall have the right to appoint his replacement.

Board Committees

Our board of directors has an audit committee, a nominating committee and a shipping committee. Our board of directors has adopted a charter for each of the audit and nominating committees, and will be adopting a charter for the shipping committee. The compensation of our directors and officers is determined by a majority of our independent directors in accordance with the Nasdaq Marketplace Rules.

Audit Committee

Our audit committee consists of Mr. Elias M. Culucundis who is an independent director and considered a financial expert under the SEC rules and the current listing standards of the Nasdaq Marketplace Rules. We intend to locate and appoint such additional members to the audit committee as are necessary in order to comply with all applicable requirements.

The audit committee has powers and performs the functions customarily performed by such a committee (including those required of such a committee under the Nasdaq Marketplace Rules and the SEC). The audit committee is responsible for selecting and meeting with our independent registered public accounting firm regarding, among other matters, audits and the adequacy of our accounting and control systems.

Nominating Committee

Our nominating committee consists of Mr. Elias M. Culucundis who is an independent director. The nominating committee is responsible for overseeing the selection of persons to be nominated to serve on our board of directors, in conjunction with the terms of the Voting Agreement. We intend to locate and appoint such additional members to the nominating committee as are necessary in order to comply with all applicable requirements.

Shipping Committee

We have established a shipping committee. The purpose of the shipping committee is to consider and vote upon all matters involving shipping and vessel finance. The shipping industry often demands very prompt review and decision-making with respect to business opportunities. In recognition of this, and in order to best utilize the experience and skills that the Restis family board appointees bring to us, our board of directors has delegated all such matters to the shipping committee. Transactions that involve the issuance of our securities or transactions that involve a related party, however, shall not be delegated to the shipping committee but instead shall be considered by the entire board of directors. The shipping committee is comprised of three directors. In accordance with the Voting Agreement, the Master Agreement and our by-laws, two of the directors are nominated by the Restis affiliate shareholders and one of the directors is nominated by Seanergy Maritime’s founding shareholders. The initial members of the shipping committee are Messrs. Dale Ploughman and Kostas Koutsoubelis, who are the Restis affiliate shareholders’ nominees, and Mr. Elias M. Culucundis, who is the founding shareholders’ nominee. The Voting Agreement further requires that the directors appoint the selected nominees and that the directors fill any vacancies on the shipping committee with the nominees selected by the party that nominated the person whose resignation or removal caused the vacancy.

In order to assure the continued existence of the shipping committee, our board of directors has agreed that the shipping committee may not be dissolved and that the duties or composition of the shipping committee may not be altered without the affirmative vote of not less that 80% of our board of directors. In addition, the duties and powers of Seanergy’s chief executive officer, which is currently Mr. Ploughman, may not be altered without a similar vote. These duties and powers include voting the shares of stock that Seanergy owns in its subsidiaries. The purpose of this provision is to ensure that Seanergy will cause each of its shipping-related subsidiaries to have a board of directors with members that are identical to the shipping committee. In addition to these agreements, Seanergy has amended certain provisions in its articles of incorporation and by-laws to incorporate these requirements. As a result of these various provisions, in general, all shipping-related decisions will be made by the Restis family appointees to our board of directors unless 80% of the board members vote to change the duties or composition of the shipping committee.

Director Independence

Our securities are listed on the Nasdaq Stock Market. We have evaluated whether our directors are “independent directors” within the meaning of the rules of the Nasdaq Stock Market. Such rules provide generally that a director will not qualify as an “independent director” unless the board of directors of the listed company affirmatively determines that the director has no material relationship with the listed company that would interfere with the exercise of independent judgment. In addition, such rules generally provide that a director will not qualify as an “independent director” if: (i) the director is, or in the past three years has been, employed by the listed company; (ii) the director has an immediate family member who is, or in the past three years has been, an executive officer of the listed company; (iii) the director or a member of the director’s immediate family has received payments from the listed company of more than $60,000 during the current or any of the past three years, other than for (among other things) service as a director and payments arising solely from investments in securities of the listed company; (iv) the director or a member of the director’s immediate family is a current partner of the independent auditors of the listed company or is, or in the past three years, has been, employed by such auditors in a professional capacity and worked on the audit of the listed company; (v) the director or a member of the director’s immediate family is, or in the past three years has been, employed as an executive officer of a company where one of the executive officers of the listed company serves on the compensation committee; or (vi) the director or a member of the director’s immediate family is a partner in, or a controlling shareholder or an executive officer of, an entity that makes payments to or receive payments from the listed company in an amount which, in any fiscal year during the past three years, exceeds the greater of $200,000 or 5% of the other entity’s consolidated gross revenues.

We are actively seeking additional directors and intend to identify and appoint additional independent directors by the end of 2008 so that we are in compliance with applicable rules. Our independent directors will meet in executive session as often as necessary to fulfill their duties, but no less frequently than annually.

Our by-laws provide that transactions must be approved by a majority of our independent and disinterested directors (i.e., those directors that are not expected to derive any personal financial benefit from the transaction).

Code of Conduct and Ethics

Seanergy Maritime has adopted a code of conduct and ethics applicable to our directors, officers and employees in accordance with applicable federal securities laws and the Nasdaq Marketplace Rules.

Compensation of Directors and Executive Officers

For the period ended December 31, 2007, no executives of Seanergy received any compensation from Seanergy. No service contract exists between any director and the Company or any of its subsidiaries providing for benefits upon termination of employment.

Our compensation policies with respect to our directors and executive officers are established, administered and the subject of periodic review by our independent directors in accordance with the Nasdaq Marketplace Rules.

PRINCIPAL SHAREHOLDERS OF SEANERGY MARITIME

The following table sets forth information regarding the beneficial ownership of Seanergy Maritime’s common stock as of December 8, 2008, based upon filings publicly available as at December 8, 2008, by:

•	Each person known by us to be the beneficial owner of more than 5% of our outstanding shares of common stock;

•	Each of Seanergy Maritime’s officers and directors; and

•	Seanergy Maritime’s officers and directors as a group.

Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all shares of common stock beneficially owned by them.

			Percentage of			Percentage of
			Outstanding	Investment		Outstanding
Name and Address of Beneficial Owner(1)	Voting Power		Common Stock	Power		Common Stock

Georgios Koutsolioutsos(2)	21,638,161	(3)(4)(8)	74.39%	9,568,380	(6)	32.89%
Alexios Komninos(2)	15,753,378	(3)(8)	67.78%	1,183,417	(6)	5.09%
Ioannis Tsigkounakis(2)	15,272,877	(3)(8)	67.10%	557,916	(6)	2.45%
Dale Ploughman	0		*	0		*
Kostas Koutsoubelis	0		*	0		*
Elias M. Culucundis	0		*	0		*
United Capital Investments Corp.(7)(8)	19,159,295	(3)(5)(8)	76.07%	7,649,030	(6)	30.37%
Atrion Shipholding S.A.(7)(8)	17,874,544	(3)(8)	73.37%	5,751,278	(6)	23.61%
Plaza Shipholding Corp.(4)(8)	18,008,138	(3)(5)(8)	73.91%	5,884,872	(6)	24.15%
Comet Shipholding Inc.(7)(8)	17,953,885	(3)	73.45%	5,251,278	(6)	23.85%
Benbay Limited	7,649,030	(6)	30.37%	7,149,030	(6)	28.38%
United Capital Trust, Inc.	7,649,030	(6)	30.37%	7,149,030	(6)	28.38%
QVT Financial LP(9)	1,800,670		8.05%	1,800,670		8.05%
HBK Investments LP(10)	2,314,587		10.35%	2,314,587		10.35%
Fir Tree, Inc.(11)	1,760,000		7.87%	1,760,000		7.87%
Aldebaran Investments LLC(12)	3,366,650		13.09%	3,366,650		13.09%
Nisswa Acquisition Master Fund Ltd.(13)	3,300,874		14.76%	3,300,874		14.76%
Unis Investments Ltd.(14)	2,000,000		8.94%	2,000,000		8.94%
All directors and executive officers as a group (6 individuals)	22,919,494	(3)(4)	75.47%	11,309,713		37.24%

*	Less than one (1%) percent.

(1)	Unless otherwise indicated, the business address of each of the shareholders is 1-3 Patriarchou Grigoriou, 166 74 Glyfada, Athens, Greece.

(2)	Includes 6,727,000, 880,927, and 400,416 shares of our common stock for Mr. Koutsolioutsos, Mr. Komninos and Mr. Tsigkounakis, respectively, issuable upon exercise of warrants, which became exercisable on September 24, 2008.

(3)	Includes an aggregate of 14,872,461 shares of our common stock owned by the Restis affiliated shareholders, United Capital Investments, Atrion, Plaza and Comet, and Seanergy Maritime’s founding shareholders, which are subject to the Voting Agreement, as amended, described above.

(4)	Includes 38,700 shares of our common stock purchased on August 29, 2008, as to which Mr. Koutsolioutsos has sole voting power.

(5)	Includes 70,000 shares of common stock owned by Argonaut SPC, a fund managed by Oxygen Capital AEPEY an entity affiliated with Victor Restis and Katia Restis.

(6)	None of the Restis affiliate shareholders, or other shareholders who are affiliates of the Restis family, or Seanergy Maritime’s founding shareholders has shared voting power and investment power with respect to any of the shares beneficially owned, except for (i) 19,159,295 and 7,649,030 shares included for United Capital Investments Corp. as to which it has shared voting power and investment power, respectively, (ii) 14,872,461 shares and 70,000 shares included for Plaza Shipholding Corp. as to which each of United and Plaza have shared voting power and investment power, respectively, and (iii) 14,872,461 shares included for Atrion Shipholding Corp., Comet Shipholding Inc., George Koutsolioutsos, Alex Komninos and Ioannis Tsigkounakis as to which each such person or entity has shared voting power; and (iv) 7,649,030 shares included for United Capital Investments Corp., United Capital Trust, Inc. and Benbay Limited as to which each of United Capital Investments, United Capital Trust and Benbay have shared voting and investment power.

(7)	On May 20, 2008, each of United Capital Investments, Atrion, Plaza and Comet, each of which is controlled by Victor Restis, Bella Restis, Katia Restis and Claudia Restis, respectively, purchased a beneficial interest in 687,500 shares of Seanergy common stock (for an aggregate of 2,750,000 shares) from Messrs. Panagiotis and Simon Zafet, each of whom was a former officer and director of Seanergy. These shares are subject to the same restrictions as the founding shares issued to Seanergy Maritime’s founding shareholders. Does not include up to an aggregate of 2,260,000 shares of Seanergy common stock issuable to these entities if they convert the Note and up to an aggregate of 4,308,075 shares of Seanergy common stock issuable to these entities if Seanergy achieves certain definitive predetermined criteria described in this prospectus, for a total of up to an aggregate of 6,568,075, which shares are exchangeable for Seanergy Maritime common stock on a one-for-one basis. Each of United Capital Investments Corp., Atrion Shipholding S.A., Plaza Shipholding Corp. and Comet Shipholding Inc. is an affiliate of members of the Restis family. The address of each of United Capital Investments Corp., Atrion Shipholding S.A., Plaza Shipholding Corp., and Comet Shipholding Inc., is c/o 11 Poseidonos Avenue, 16777 Elliniko, Athens, Greece, Attn: Evan Breibart.

(8)	Includes 2,826,584, 2,002,038, 2,002,084, and 2,081,133 shares of our common stock for United Capital Investments, Atrion, Plaza and Comet, respectively, in connection with the exercise of the Warrants, which became exercisable on September 24, 2008.

(9)	Represents the aggregate holdings of QVT Financial LP, QVT Financial GP LLC, QVT Fund LP, and QVT Associates GP LLC. Based on an amended Schedule 13G filed on January 25, 2008, QVT Financial LP is the beneficial owner of 1,800,670 shares; QVT Financial GP LLC is the beneficial owner of 1,800,670 shares; QVT Fund LP is the beneficial owner of 1,483,397 shares; and QVT Associates GP LLC is the beneficial owner of 1,643,519 shares. The address of each of QVT Financial LP, QVT Financial GP LLC and QVT Associates GP LLC is 1177 Avenue of the Americas, 9th Floor, New York, New York 10036. The address of QVT Fund LP is Walkers SPV, Walkers House, Grand Cayman, KY1 9001 Cayman Islands.

(10)	Represents the aggregate holdings of HBK Investments LP, HBK Services LLC, HBK Partners II LP, HBK Management LLC, and HBK Master Fund LP. Based on an amended Schedule 13G filed on February 8, 2008, each of HBK Investments LP, HBK Services LLC, HBK Partners II LP, HBK Management LLC, and HBK Master Fund LP is the beneficial owner of 2,314,587 shares (or 8.09% of our outstanding common stock). The address of each of HBK Investments L.P., HBK Services LLC, HBK Partners II L.P., HBK Management LLC, and HBK Master Fund L.P. is 300 Crescent Court, Suite 700, Dallas, Texas 75201.

(11)	Represents the aggregate holdings of Fir Tree, Inc., Fir Tree Capital Opportunity Master Fund, LP, and Sapling LLC. Based on an amended Schedule 13G filed on February 14, 2008, Fir Tree, Inc. is the beneficial owner of 1,760,000 shares; Sapling LLC is the beneficial owner of 1,514,500 shares; and Fir Tree Capital Opportunity Master Fund LP is the beneficial owner of 245,500 shares; Fir Tree, Inc. is the investment manager of both Sapling and Fir Tree Capital. The address of each of Fir Tree, Inc. and Sapling, LLC is 505 Fifth Avenue, 23rd Floor, New York, NY 10017. The address of Fir Tree Capital Opportunity Master Fund, L.P. is c/o Admiral Administration Ltd., Admiral Financial Center, 5th Floor, 90 Fort Street, Box 32021 SMB, Grand Cayman Islands, Cayman Islands.

(12)	Represents shares issuable upon exercise of Warrants which became exercisable on September 24, 2008. The address is 500 Park Avenue, 5th Floor, New York, NY 10022.

(13)	Based on Schedule 13G filed on September 5, 2008. Mr. Brian Taylor, who is the sole member of Pine River Capital Management L.P. and director of Nisswa Acquisition Master Fund Ltd., and Pine River Capital Management L.P., Nisswa Acquisition Master Fund’s investment manager, initially had shared voting power and shared investment power for 5,073,467 shares. Nisswa Acquisition Master Fund Ltd. initially had shared voting power and shared investment power for 4,856,253 shares. The address of each of Mr. Taylor, Pine River Capital Management L.P. and Nisswa Acquisition Master Fund Ltd. is c/o Pine River Capital Management L.P., 601 Carlson Parkway, Suite 330, Minnetonka, MN 55305.

(14)	Based on Schedule 13G filed on September 2, 2008. Unis Investments Ltd. and Mr. Georgios Melissanidis have shared voting power and shared investment power for these 2,000,000 shares. The address of each of Unis Investments Ltd. and Mr. Melissanidis is 4 Ydras and 31 Symis Street, Greece 16674 Ano Glyfada.

The beneficial ownership of our common stock will be identical to the beneficial ownership of the common stock of Seanergy Maritime immediately prior to its dissolution and liquidation.

Escrow of Shares Held by Seanergy Maritime’s Founding Shareholders

The 5,500,000 shares initially owned by Seanergy Maritime’s founding shareholders, including those that were transferred by Seanergy Maritime’s former chief executive officer and former chief operating officer to the Restis affiliate shareholders, have been placed in an escrow account maintained by Continental Stock Transfer & Trust Company, as escrow agent. These shares will remain in escrow until 12 months after the vessel acquisition.

During the period these shares are held in escrow, they may not be transferred other than (i) by gift to a member of the shareholder’s immediate family or to a trust or other entity, the beneficiary of which is such shareholder or a member of such shareholder’s immediate family, (ii) by virtue of the laws of descent and distribution upon death of such shareholder, or (iii) pursuant to a qualified domestic relations order; provided, however, that any transferee of the shares agrees to be bound by the terms of the escrow agreement. The escrow agreement provides that the shareholder will retain all other rights as our shareholders, including, without limitation, the right to vote their shares of common stock and the right to receive cash dividends, if declared. If dividends are declared and payable in shares of common stock, such dividends will also be placed in escrow. In addition, in connection with the vessel acquisition, each of the Restis affiliate shareholders and Seanergy Maritime’s founding shareholders has agreed to subordinate its rights to receive dividends to the extent we do not have sufficient funds to pay dividends to the public shareholders.

Pursuant to the terms of the escrow agreement, Seanergy Maritime, Maxim and Continental Stock Transfer & Trust Company were required to, and did, consent to the transfer of beneficial ownership of 2,750,000 shares of Seanergy Maritime’s common stock by its former chief executive officer and its former chief operating officer to the Restis affiliate shareholders.

If Seanergy Maritime, after the vessel acquisition, subsequently consummates a liquidation, merger, stock exchange or other similar transaction which results in all of its shareholders having the right to exchange their Common Shares for cash, securities or other property, then Continental Stock Transfer & Trust Company will, upon consummation of such transaction, release the escrow shares to Seanergy Maritime’s founding shareholders so that they can similarly participate. Continental Stock Transfer & Trust Company will then have no further duties under the terms of the escrow agreement.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Master Agreement

On August 26, 2008, shareholders of Seanergy Maritime approved a proposal to acquire six dry bulk carriers from six individual sellers that are controlled by members of the Restis family, including two newly built vessels. This acquisition was made pursuant to the Master Agreement and the several MOAs in which Seanergy agreed to purchase these vessels for an aggregate purchase price of (i) $367,030,750 in cash to the sellers, (ii) $28,250,000 in the form of the Note, which are convertible into 2,260,000 shares of Seanergy’s common stock, issued to the Restis affiliate shareholders as nominees for the sellers, and (iii) up to an aggregate of 4,308,075 shares of common stock of Seanergy (which shares are exchangeable for shares of Seanergy Maritime common stock) issued to the Restis affiliate shareholders as nominees for the sellers, subject to Seanergy meeting an EBITDA target of $72 million to be earned between October 1, 2008 and September 30, 2009. The Restis affiliate shareholders, United Capital Investment Corp., Atrion Shipholding S.A., Plaza Shipholding Corp., and Comet Shipholding Inc., and the sellers are owned and controlled by the following members of the Restis family: Victor Restis, Bella Restis, Katia Restis and Claudia Restis. The Restis affiliate shareholders are four personal investment companies. Each company is controlled by one of these four individuals. Each seller is a single purpose entity organized for the purpose of owning and operating one of the six dry bulk carriers sold pursuant to the terms of the Master Agreement and the individual related MOA. Following the sale of the vessels under the Master Agreement and related MOAs, the sellers have had no further operations. The Restis affiliate shareholders purchased shares of Seanergy’s common stock from two of our original founds, Messrs. Panagiotis and Simon Zafet, and serve as nominees of the sellers for purposes of receiving payments under the Note and the shares issuable upon meeting the EBITDA targets described above. The Restis affiliate shareholders do not have any direct participation in our operations as they are not officers, directors or employees of Seanergy Maritime or Seanergy. Pursuant to the terms of the Voting Agreement, the Restis affiliate shareholders have the right to nominate members to the Board of Directors and to appoint officers as described more fully below.

The Master Agreement also provided that Seanergy Maritime and Seanergy cause their respective officers to resign as officers, other than Messrs. Ploughman and Koutsolioutsos, and the Restis affiliate shareholders have the right to appoint such other officers as they deem appropriate in their discretion. The Master Agreement also required that directors resign and be appointed so as to give effect to the Voting Agreement. Pursuant to the Master Agreement, Seanergy Maritime and Seanergy also established shipping committees of three directors and delegated to them the exclusive authority to consider and vote upon all matters involving shipping and vessel finance, subject to certain limitations. Messrs. Ploughman, Koutsoubelis and Culucundis were appointed to such committees. See “Seanergy’s Business — Shipping Committee”. In addition, in connection with the Master Agreement, Seanergy entered into the Management Agreement and the Brokerage Agreement, whereby Seanergy agreed to outsource the management and commercial brokerage of its fleet to affiliates of the Restis family.

Registration Rights

Pursuant to a Registration Rights Agreement, no later than thirty days from the effective date of the dissolution and liquidation, we are obligated to file a registration statement with the Securities and Exchange Commission registering the resale of the 5.5 million shares in the aggregate owned by Seanergy Maritime’s founding shareholders and the Restis affiliate shareholders and the 16,016,667 shares of common stock underlying their private placement warrants. However, the 5.5 million shares will not be released from escrow before the first year anniversary of the consummation of the vessel acquisition. In addition, we have agreed to register for resale in such registration statement an aggregate of 6,568,075 shares of common stock, consisting of 4,308,075 shares of common stock issuable to the Restis affiliate shareholders if we achieve certain earnings targets and 2,260,000 shares of common stock issuable upon conversion of the Note.

The holders of such securities are also entitled to certain “piggy-back” registration rights on registration statements filed subsequent to such date. We will bear the expenses incurred in connection with any such registration statements, other than underwriting discounts and/or commissions.

Management of the Fleet

Seanergy outsources the management and commercial brokerage of its fleet to affiliates of members of the Restis family. The commercial brokerage of its fleet has been contracted out to Safbulk and the management of its fleet has been contracted out to EST.

Brokerage Agreement

Under the terms of the Brokerage Agreement entered into by Safbulk, as exclusive commercial broker, with Seanergy Management, Safbulk provides commercial brokerage services to Seanergy’s subsidiaries, which include, among other things, seeking and negotiating employment for the vessels owned by the vessel-owning subsidiaries in accordance with the instructions of Seanergy Management. Safbulk is entitled to receive a commission of 1.25% calculated on the collected gross hire/freight/demurrage payable when such amounts are collected. The Brokerage Agreement is for a term of two years, and is automatically renewable for consecutive periods of one year, unless either party is provided with three months’ written notice prior to the termination of such period.

Management Agreement

Under the terms of the Management Agreement entered into by EST, as manager of all vessels owned by Seanergy’s subsidiaries, with Seanergy Management, EST performs certain duties that include general administrative and support services necessary for the operation and employment of all vessels owned by all our subsidiaries, including, without limitation, crewing and other technical management, insurance, freight management, accounting related to vessels, provisions, bunkering, operation and, subject to our instructions, sale and purchase of vessels.

Under the terms of the Management Agreement, EST is entitled to receive a daily fee of Euro 416.00 per vessel until December 21, 2008, which fee may thereafter be increased annually by an amount equal to the percentage change during the preceding period in the Harmonised Indices of Consumer Prices All Items for Greece published by Eurostat from time to time. Such fee is payable monthly in advance on the first business day of each following month.

The Management Agreement is for a term of two years, and is automatically renewable for consecutive periods of one year, unless either party is provided with three months’ written notice prior to the termination of such period.

Shipping Committee

We have established a shipping committee. The purpose of the shipping committee is to consider and vote upon all matters involving shipping and vessel finance. The shipping industry often demands very prompt review and decision-making with respect to business opportunities. In recognition of this, and in order to best utilize the experience and skills that the Restis family board appointees bring to us, our board of directors has delegated all such matters to the shipping committee. Transactions that involve the issuance of our securities or transactions that involve a related party, however, shall not be delegated to the shipping committee but instead shall be considered by the entire board of directors. The shipping committee is comprised of three directors. In accordance with the Voting Agreement, the Master Agreement and our by-laws, two of the directors are nominated by the Restis affiliate shareholders and one of the directors is nominated by Seanergy Maritime’s founding shareholders. The initial members of the shipping committee are Messrs. Dale Ploughman and Kostas Koutsoubelis, who are the Restis affiliate shareholders’ nominees, and Mr. Elias M. Culucundis, who is the founding shareholders’ nominee. The Voting Agreement further requires that the directors appoint the selected nominees and that the directors fill any vacancies on the shipping committee with nominees selected by the party that nominated the person whose resignation or removal caused the vacancy.

In order to assure the continued existence of the shipping committee, our board of directors has agreed that the shipping committee may not be dissolved and that the duties or composition of the shipping committee may not be altered without the affirmative vote of not less that 80% of our board of directors. In addition, the duties of Seanergy’s chief executive officer, which is currently Mr. Ploughman, may not be altered without a similar vote. These duties include voting the shares of stock that Seanergy owns in its subsidiaries. The purpose of this provision is to ensure that Seanergy will cause each of its shipping-related subsidiaries to have a board of directors with members that are identical to the shipping committee. In addition to these agreements, Seanergy has amended certain provisions in its articles of incorporation and by-laws to incorporate these requirements. As a result of these various provisions, in general, all shipping-related decisions will be made by the Restis family appointees to our board of directors unless 80% of the board members vote to change the duties or composition of the shipping committee.

The Charters

Our relevant vessel-owning subsidiaries have entered into time charter parties for all six vessels with SAMC, a company associated with members of the Restis family. Each charter party reflects rates for a one-year period as follows (inclusive of a total of 2.5% address and charter commission in favor of parties nominated by the sellers): (i) $30,000 per day for the African Oryx; (ii) $36,000 per day for the African Zebra; (iii) $60,000 per day for the Davakis G. (ex. Hull No. KA215); (iv) $60,000 per day for the Delos Ranger (ex. Hull No. KA216); (v) $65,000 per day for the Bremen Max; and (vi) $65,000 per day for the Hamburg Max, with some flexibility permitted with regard to the per vessel type charters secured by the sellers so long as the operating day and duration weighted average revenues are consistent with the foregoing.

EST, Safbulk and SAMC are each an affiliate of members of the Restis family.

Voting Agreement

Pursuant to the Voting Agreement, upon the execution of the Master Agreement, our board of directors is required to consist of seven persons and upon the occurrence of Seanergy Maritime’s 2008 annual meeting of shareholders, our board of directors is required to consist of 13 persons. Initially, the Restis affiliate shareholders and Seanergy Maritime’s founding shareholders have agreed to vote or cause to be voted certain shares they own or control in Seanergy so as to cause (i) three people named by the Restis affiliate shareholders to be elected to our board of directors, (ii) three people named by the founding shareholders to be elected to our board of directors, and (iii) one person jointly selected by the Restis affiliate shareholders and the founding shareholders to be elected to our board of directors. Upon the occurrence of our 2008 annual meeting of shareholders and continuing until May 20, 2010, the Restis affiliate shareholders, on the one hand, and the founding shareholders on the other have agreed to vote or cause to be voted certain shares they own or control in Seanergy so as to cause (i) six people named by the Restis affiliate shareholders to be elected to our board of directors, (ii) six people named by the founding shareholders to be elected to our board of directors, and (iii) one person jointly selected by the Restis affiliate shareholders and the founding shareholders to be elected to our board of directors.

The six members of our board of directors designated by each of the Restis affiliate shareholders and the founding shareholders will be divided as equally as possible among Class A, Class B and Class C directors. The six members of our board of directors designated by each of the Restis affiliate shareholders, on the one hand, and the founding shareholders, on the other hand, will include at least three “independent” directors, as defined in the rules of the SEC and the rules of any applicable stock exchange.

Both Messrs. Ploughman and Koutsoubelis were selected as directors by the Restis affiliate shareholders pursuant to the Voting Agreement. Because each of Messrs. Ploughman and Koutsoublies was appointed by the Restis affiliate shareholders and is employed by affiliates of the Restis affiliate shareholders in other vessel-owning ventures, the Restis affiliate shareholders are in a position to exert influence over such individuals in their capacities as directors of Seanergy. Accordingly, these board members may encounter conflicts of interest in considering future acquisitions of vessels on behalf of Seanergy.

Any director may be removed from office at any time, with or without cause, at the request of the shareholder group entitled to designate such director, and a director so removed shall be replaced by a nominee selected by the shareholder group entitled to designate such director. Vacancies on the board of directors shall also be filled by the shareholder group entitled to name the director whose resignation or removal led to the occurrence of the vacancy.

In addition, pursuant to the Voting Agreement, our board of directors established a shipping committee consisting of three directors to consider and vote upon all matters involving shipping and vessel finance. The Voting Agreement requires that our board of directors appoint selected nominees as described above and that the board of directors fill any vacancies on the shipping committee with the nominees selected by the party that nominated the person whose resignation or removal has caused the vacancy. See “Management — Board Committees — Shipping Committee”.

With respect to our officers, the parties agreed that Messrs. Dale Ploughman and Georgios Koutsolioutsos will serve as chief executive officer and chairman of the board of directors, respectively. If Mr. Ploughman is unable or unwilling to serve in such position, the Restis affiliate shareholders shall have the right to appoint his replacement.

Stock Purchase Agreement

On May 20, 2008, the Restis affiliate shareholders purchased the beneficial interests in all of the securities of Seanergy Maritime owned by Messrs. Panagiotis Zafet and Simon Zafet, the former chief executive officer and chief operating officer of Seanergy Maritime, respectively. The securities owned by the Zafets consisted of 2,750,000 founding shares and 8,008,334 private placement warrants. The aggregate purchase price for the founding shares and private placement warrants, which was negotiated between the Zafets and the Restis affiliate shareholders, was $25,000,000.

Because the securities purchased by the Restis affiliate shareholders were founding shares and private placement warrants, they are subject to a number of restrictions not applicable to Seanergy Maritime common stock and warrants. Some of these restrictions are as follows:

•	The founding shares are held in escrow by Continental Stock Transfer & Trust Company and cannot be transferred until 12 months after a business combination, which is why the Restis affiliate shareholders could only purchase the beneficial interests in such shares, including voting rights, as the founding shares must remain in the registered names of the Zafets; and

•	The private placement warrants were being held by Maxim subject to the terms of a lock-up agreement and could not be transferred until the consummation of a business combination, which was why the Restis affiliate shareholders could only purchase the beneficial interests in such warrants as the private placement warrants must remain in the registered names of the Zafets.

In connection with the purchase by the Restis affiliate shareholders of all of the Zafets’ beneficial interest in the founding shares and private placement warrants, the Zafets agreed to resign as directors and officers of Seanergy Maritime and terminated all business relationships they had with Seanergy Maritime.

Seanergy Maritime is not a party to the stock purchase agreement and was not involved in the negotiation of the purchase price. Accordingly, Seanergy Maritime believes that the fair value of the founding shares and private placement warrants sold by the Zafets to the Restis affiliate shareholders is the contractual purchase price of $25,000,000. In addition, because neither Seanergy Maritime nor the founding shareholders other than the Zafets is a party to the stock purchase agreement, the parties to the stock purchase agreement could not and did not enter into a voting agreement. The Voting Agreement was entered into in connection with the Master Agreement between Seanergy Maritime and the sellers, among others.

Vgenopoulos and Partners

Mr. Ioannis Tsigkounakis, a member of our board of directors, is a partner of Vgenopoulos and Partners, which Seanergy Maritime has retained in connection with certain matters relating to the vessel acquisition and the drafting of the definitive agreement. Seanergy Maritime has paid Mr. Tsigkounakis’ law firm no remuneration for the fiscal year ended December 31, 2007. During the current fiscal year through the date of this prospectus, Seanergy Maritime has paid Mr. Tsigkounakis’ law firm $368,184.66. Seanergy anticipates continued retention of Mr. Tsigkounakis’ law firm for the near future.

DESCRIPTION OF SECURITIES

Seanergy Maritime shareholders who receive shares of Seanergy in the dissolution and liquidation will become shareholders of Seanergy. Seanergy is a corporation organized under the laws of the Republic of the Marshall Islands and is subject to the provisions of Marshall Islands law.

Below is a summary of the material features of Seanergy’s securities. This summary is not a complete discussion of the amended and restated articles of incorporation and amended and restated by-laws of Seanergy that create the rights of its shareholders. You are urged to read carefully the amended and restated articles of incorporation and amended and restated by-laws of Seanergy.

General

Seanergy is authorized to issue 100,000,000 shares of common stock, par value $0.0001, and 1,000,000 shares of preferred stock, par value $0.0001.

Seanergy originally had 100 shares of issued and outstanding common stock all of which were held by Seanergy Maritime. On September 15, 2008, in connection with the planned distribution of shares of common stock of Seanergy to the holders of Seanergy Maritime upon the dissolution and liquidation of Seanergy Maritime, the board of directors of Seanergy approved a 676,539.69-for-one stock split of Seanergy’s issued and outstanding common stock so that the number of issued and outstanding shares of Seanergy was equal to the number of issued and outstanding shares of Seanergy Maritime, on a diluted basis as described below. Specifically, because Seanergy is unable to determine how many of the Warrants may actually be exercised, whether the unit purchase option or any of the underlying Warrants will be exercised, or whether the Restis affiliate shareholders will exercise their right to exchange shares of our common stock for shares of Seanergy Maritime originally issuable upon Seanergy meeting an EBITDA target of $72 million to be earned between October 1, 2008 and September 30, 2009, for purposes of calculating the ratio for the stock split, all of the 45,424,742 shares common stock underlying these Warrants, the unit purchase option and the right to exchange shares as described above were deemed outstanding. Furthermore, to the extent that any of these Warrants and/or the unit purchase option (or underlying Warrants) remain unexercised and outstanding on the effective date of this registration statement or the Restis affiliate shareholders do not exercise their right to exchange shares as described above, then Seanergy will redeem an equal number of shares of common stock immediately prior to the dissolution and liquidation so that its outstanding shares are equal to those of Seanergy Maritime on such effective date.

No shares of preferred stock are currently issued and outstanding.

Common Stock

Upon consummation of the dissolution and liquidation, Seanergy will have outstanding [          ] shares of common stock as a result of the stock split. In addition, Seanergy will have [          ] shares of common stock reserved for issuance upon the exercise of the warrants and 6,568,075 shares reserved for issuance to the Restis affiliate shareholders upon meeting an EBITDA target of $72 million to be earned between October 1, 2008 and September 30, 2009 and conversion of the Note.

Each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of shareholders. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of shares of common stock are entitled to receive ratably all dividends, if any, declared by Seanergy’s board of directors out of funds legally available for dividends. All of Seanergy Maritime’s founding shareholders and the Restis affiliate shareholders agreed with Seanergy to subordinate their right to receive dividends with respect to the 5,500,000 original shares owned by them in Seanergy Maritime’s initial public offering for a period of one year commencing on the second full quarter following the initial closing of the vessel acquisition to the extent that Seanergy has insufficient funds to make such dividend payments. Holders of common stock do not have conversion, redemption or preemptive rights to subscribe to any of Seanergy’s securities. All outstanding shares of common stock are fully paid and non-assessable. The rights, preferences and privileges of holders of common stock are subject to the rights of the holders of any shares of preferred stock which Seanergy may issue in the future.

There are no limitations on the right of non-residents of the Republic of the Marshall Islands to hold or vote Seanergy’s common shares.

Preferred Stock

Seanergy’s amended and restated articles of incorporation authorizes the issuance of 1,000,000 shares of blank check preferred stock with such designation, rights and preferences as may be determined from time to time by its board of directors. Accordingly, its board of directors is empowered, without shareholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of Seanergy common stock. The preferred stock could be utilized as a method of discouraging, delaying or preventing a change in control of us. Although there is no current intent to issue any shares of preferred stock, we cannot assure you that Seanergy will not do so in the future.

Warrants

Upon the dissolution and liquidation of Seanergy Maritime, each outstanding Seanergy Maritime warrant will become Seanergy’s obligation with the same terms and restrictions except that each will be exercisable for common stock of Seanergy.

Each Seanergy Maritime warrant became exercisable on September 24, 2008 at a price of $6.50 per share, subject to adjustment as discussed below. The Seanergy Maritime warrants will expire on September 24, 2011 at 5:00 p.m., New York City time.

The Seanergy Maritime warrants began to trade separately on October 26, 2007.

After the dissolution and liquidation of Seanergy Maritime, we may call the Warrants for redemption:

•	in whole and not in part;

•	at a price of $0.01 per Warrant at any time;

•	upon not less than 30 days’ prior written notice of redemption to each warrant holder; and

•	if, and only if, the reported last sale price of the Common Shares equals or exceeds $14.25 per share, for any 20 trading days within a 30 trading day period ending on the third business day prior to the notice of redemption to warrant holders; provided that a current registration statement under the Securities Act relating to the Warrant Shares is then effective.

This criterion was established to provide warrant holders with a (i) adequate notice of exercise only after the then prevailing Common Share price is substantially above the Warrant exercise price and (ii) a sufficient differential between the then prevailing Common Share price and the Warrant exercise price so there is a reasonable cushion against a negative market reaction, if any, to our redemption call. The Seanergy Maritime warrants originally issued in the pre-offering private placement may not be redeemed if held by the initial holders or their permitted assigns.

The exercise price and number of Warrant Shares may be adjusted in certain circumstances including in the event of a stock dividend, or our recapitalization, reorganization, merger or consolidation. However, the Warrants will not be adjusted for issuances of common stock at a price below their exercise price.

The Warrants may be exercised upon surrender of the Warrant certificate on or prior to the expiration date at the offices of the Warrant agent, with the exercise form on the reverse side of the Warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price, by certified check payable to us, for the number of Warrants being exercised. The warrant holders do not have the rights or privileges of holders of common stock and any voting rights until they exercise their Warrants and receive

Common Shares. After the issuance of Warrant Shares, each holder will be entitled to one vote for each share held of record on all matters to be voted on by shareholders.

No Warrants will be exercisable unless at the time of exercise a prospectus relating to Warrants Shares is current and the Warrant Shares have been registered or qualified or deemed to be exempt under the securities laws of the state of residence of the holder of the Warrants. Under the terms of the Warrant agreement, we will agree to meet these conditions and use our best efforts to maintain a current prospectus relating to Warrant Shares until the expiration of the Warrants. If we are unable to maintain the effectiveness of such registration statement until the expiration of the Warrants, and therefore are unable to deliver registered shares, the Warrants may become worthless and we will not be required to net-cash settle the Warrants. In such a case, the purchasers of units will have paid the full purchase price of the units solely for the Common Shares underlying such units. Additionally, the market for the Warrants may be limited if the prospectus relating to the Warrant Shares is not current or if the Warrant Shares are not qualified or exempt from qualification in the jurisdictions in which the holders of the Warrants reside. In no event will the registered holders of a Warrant be entitled to receive a net-cash settlement, stock, or other consideration in lieu of physical settlement in Common Shares.

The private placement warrants are identical to the warrants sold in Seanergy Maritime’s initial public offering, except that (i) the private placement warrants are not subject to redemption if held by the initial holders and (ii) the warrants may be exercised on a cashless basis. Because the private placement warrants were originally issued pursuant to an exemption from the registration requirements under the federal securities laws, the holders of such warrants (and the corresponding Warrants) will be able to exercise their warrants (or Warrants) even if, at the time of exercise, a prospectus relating to the common stock issuable upon exercise of such warrants (or Warrants) is not current. As described above, the holders of the warrants purchased in the initial public offering (and the corresponding Warrants) will not be able to exercise them unless we have a current registration statement covering the shares issuable upon their exercise.

No fractional shares will be issued upon exercise of the Warrants. If, upon exercise of the Warrants, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, round up to the nearest whole number the Warrant Shares to be issued to the warrant holder.

Dividends

Seanergy Maritime distributed quarterly to its public shareholders on a pro rata basis, interest earned on the Trust Account (subject to certain deductions) from the period of its initial public offering to the close of its business combination.

Seanergy anticipates paying dividends in the aggregate amount of $1.20 per share on a quarterly basis during the one-year period commencing with the second full quarter following the initial closing of the vessel acquisition and intangible assets, which is the quarter ending March 31, 2009. Seanergy Maritime’s founding shareholders and the Restis affiliate shareholders have agreed with Seanergy for such one-year period to subordinate their rights to receive dividends with respect to the 5,500,000 original shares owned by them to the rights of Seanergy’s public shareholders, but only to the extent that Seanergy has insufficient funds to make such dividend payments. The declaration and payment of any dividend is subject to the discretion of Seanergy’s board of directors. The timing and amount of dividend payments will be in the discretion of Seanergy’s board of directors and be dependent upon its earnings, financial condition, cash requirements and availability, fleet renewal and expansion, restrictions in its loan agreements, the provisions of Marshall Islands law affecting the payment of dividends to shareholders and other factors. Seanergy’s board of directors may review and amend its dividend policy from time to time in light of its plans for future growth and other factors.

Our Transfer Agent and Warrant Agent

The transfer agent for our units and common stock and warrant agent for our warrants is Continental Stock Transfer & Trust Company.

TAXATION

U.S. Federal Income Taxation

General

In the opinion of Loeb & Loeb LLP, the following is a summary of the material U.S. federal income tax consequences of the ownership and disposition of our common stock and warrants. The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply to a beneficial owner of our common stock and warrants that is treated for U.S. federal income tax purposes as:

•	an individual citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) that is created or organized (or treated as created or organized) in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•	a trust if (i) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust, or (ii) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If you are not described as a U.S. Holder and are not an entity treated as a partnership or other pass-through entity for U.S. federal income tax purposes, you will be considered a “Non-U.S. Holder.” The U.S. federal income tax consequences applicable to Non-U.S. Holders is described below under the heading “Non-U.S. Holders.”

This summary is based on the Code, its legislative history, Treasury regulations promulgated thereunder, published rulings and court decisions, all as currently in effect. These authorities are subject to change, possibly on a retroactive basis.

This summary does not address all aspects of U.S. federal income taxation that may be relevant to any particular holder based on such holder’s individual circumstances. In particular, this discussion considers only holders that will own and hold our common stock and warrants as capital assets within the meaning of Section 1221 of the Code and does not address the potential application of the alternative minimum tax or the U.S. federal income tax consequences to holders that are subject to special rules, including:

•	financial institutions or “financial services entities”;

•	broker-dealers;

•	taxpayers who have elected mark-to-market accounting;

•	tax-exempt entities;

•	governments or agencies or instrumentalities thereof;

•	insurance companies;

•	regulated investment companies;

•	real estate investment trusts;

•	certain expatriates or former long-term residents of the United States;

•	persons that actually or constructively own 10% or more of our voting shares;

•	persons that hold our common stock and warrants as part of a straddle, constructive sale, hedging, conversion or other integrated transaction; or

•	persons whose functional currency is not the U.S. dollar.

This summary does not address any aspect of U.S. federal non-income tax laws, such as gift or estate tax laws, or state, local or non-U.S. tax laws. Additionally, this discussion does not consider the tax treatment of partnerships or other pass-through entities or persons who hold our common stock or warrants through such entities. If a partnership (or other entity classified as a partnership for U.S. federal income tax purposes) is the beneficial owner of our common stock or warrants, the U.S. federal income tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership.

We have not sought, nor will we seek, a ruling from the Internal Revenue Service, or the IRS, or an opinion of counsel as to any U.S. federal income tax consequence described herein. The IRS may disagree with the description herein, and its determination may be upheld by a court.

BECAUSE OF THE COMPLEXITY OF THE TAX LAWS AND BECAUSE THE TAX CONSEQUENCES TO ANY PARTICULAR HOLDER OF OUR COMMON STOCK AND WARRANTS MAY BE AFFECTED BY MATTERS NOT DISCUSSED HEREIN, EACH SUCH HOLDER IS URGED TO CONSULT WITH ITS TAX ADVISOR WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK AND WARRANTS, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL AND NON-U.S. TAX LAWS, AS WELL AS U.S. FEDERAL TAX LAWS.

U.S. Holders

Taxation of Distributions Paid on Common Stock

Subject to the passive foreign investment company, or PFIC, rules discussed below, a U.S. Holder generally will be required to include in gross income the amount of any distribution paid on our common stock. A distribution on such common stock should be treated as a dividend for U.S. federal income tax purposes to the extent the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Such dividend should not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations. Distributions in excess of such earnings and profits should be applied against and reduce the U.S. Holder’s tax basis in our common stock (but not below zero) and, to the extent in excess of such basis, should be treated as gain from the sale or exchange of such common stock.

With respect to non-corporate U.S. Holders of our common stock, for taxable years beginning before January 1, 2011, dividends may be taxed at the lower rate applicable to long-term capital gains (see the section entitled “— Taxation on the Disposition of Common Stock and Warrants,” below) provided that (1) our common stock is readily tradable on an established securities market in the United States, (2) we are not a PFIC, as discussed below, for either the taxable year in which the dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met. Under published IRS guidance, for purposes of clause (1) above, common stock is considered to be readily tradable on an established securities market in the United States only if it is listed on certain exchanges, which include the Nasdaq Stock Market. We expect that our stock will be listed on the Nasdaq Stock Market. Nevertheless, you should consult with your own tax advisors regarding the availability of the lower capital gains tax rate for any dividends paid with respect to our common stock.

Taxation on the Disposition of Common Stock and Warrants

Upon a sale or other taxable disposition of our common stock or warrants (which, in general, would include a redemption of our common stock or warrants), and subject to the PFIC rules discussed below, a U.S. Holder generally should recognize capital gain or loss in an amount equal to the difference between the amount realized on such disposition and the U.S. Holder’s tax basis in the common stock or warrants. See the section entitled ‘‘— Exercise or Lapse of a Warrant” below for a discussion regarding a U.S. Holder’s tax basis in the common stock acquired pursuant to the exercise of a warrant.

Capital gains recognized by a U.S. Holder generally are subject to U.S. federal income tax at the same rate as ordinary income, except that long-term capital gains recognized by a non-corporate U.S. Holder are generally subject to U.S. federal income tax at a maximum rate of 15% for taxable years beginning before January 1, 2011, and 20% thereafter. Capital gain or loss will constitute long-term capital gain or loss if the U.S. Holder’s holding period under the Code for the common stock or warrants exceeds one year. The deductibility of capital losses is subject to various limitations.

Exercise or Lapse of a Warrant

Subject to the PFIC rules discussed below, a U.S. Holder generally should not recognize gain or loss upon the exercise of a warrant to acquire our common stock. Common stock acquired pursuant to the exercise of a warrant for cash generally should have a tax basis equal to the U.S. Holder’s tax basis in the warrant, increased by the amount paid to exercise the warrant. The holding period of such common stock generally should begin on the day after the date of exercise of the warrant. If the terms of a warrant provide for any adjustment to the number of shares of common stock for which the warrant may be exercised or to the exercise price of the warrants, such adjustment may, under certain circumstances, result in a constructive distribution that could be taxable as a dividend to the U.S. Holder of the warrant. Conversely, the absence of an appropriate adjustment similarly may result in a constructive distribution that could be taxable as a dividend to the U.S. Holders of our common stock. See the section entitled “— Taxation of Distributions Paid on Common Stock” above. If a warrant is allowed to lapse unexercised, a U.S. Holder generally should recognize a capital loss equal to such holder’s tax basis in the warrant. U.S. Holders should consult with their own tax advisors concerning the effect of any adjustment provisions contained in our warrants.

Passive Foreign Investment Company Rules

A foreign corporation will be a PFIC if at least 75% of its gross income in a taxable year, including its pro rata share of the gross income of any company in which it is considered to own at least 25% of the shares by value, is passive income. Alternatively, a foreign corporation will be a PFIC if at least 50% of its assets in a taxable year, ordinarily determined based on fair market value and averaged quarterly over the year, including its pro rata share of the assets of any company in which it is considered to own at least 25% of the shares by value, are held for the production of, or produce, passive income. Passive income generally includes dividends, interest, rents, royalties, and gains from the disposition of passive assets.

Based on the current and expected composition of the assets and income of us and our subsidiaries, it is not anticipated that we will be treated as a PFIC. Although there is no legal authority directly on point, such position is based principally on the view that, for purposes of determining whether we are a PFIC, the gross income we derive (or are deemed to derive) from the time chartering and voyage chartering activities of our wholly owned subsidiaries should constitute service income, rather than rental income. We intend to take the position that such income does not constitute passive income and that the assets owned and operated by us or our subsidiaries in connection with the production of such income (in particular, the vessels) do not constitute passive assets under the PFIC rules. While there is analogous legal authority supporting this position, consisting of case law and IRS pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes, in the absence of any direct legal authority specifically relating to the statutory provisions governing PFICs, the IRS or a court could disagree with such position. Our actual PFIC status for any taxable year will not be determinable until after the end of the taxable year, and, accordingly, there can be no assurance that we will not be considered a PFIC for the current taxable year or any future taxable year.

If we were a PFIC for any taxable year during which a U.S. Holder held our common stock or warrants, and such U.S. Holder did not make a timely qualified electing fund, or QEF, election for the first taxable year of its holding period for the common stock or mark-to-market election, as described below, such holder should be subject to special rules with respect to:

•	any gain recognized (or deemed recognized) by the U.S. Holder on the sale or other taxable disposition of our common stock or warrants; and

•	any “excess distribution” made to the U.S. Holder (generally, any distributions to such holder during a taxable year that are greater than 125% of the average annual distributions received by such holder in respect of our common stock during the three preceding taxable years or, if shorter, such holder’s holding period for the common stock).

Under these rules,

•	the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the common stock or warrants;

•	the amount allocated to the taxable year in which the U.S. Holder recognized the gain or received the excess distribution, or to any taxable year prior to the first taxable year in which we are a PFIC, will be taxed as ordinary income;

•	the amount allocated to other taxable years will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and

•	the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such other taxable year.

In addition, if we were a PFIC, a distribution to a U.S. Holder that is characterized as a dividend and is not an excess distribution generally should not be eligible for the reduced rate of tax applicable to certain dividends paid before 2011 to non-corporate U.S. Holders, as discussed above. Furthermore, if we were a PFIC, a U.S. Holder that acquires our common stock or warrants from a deceased U.S. Holder who dies before January 1, 2010, generally should be denied the step-up of U.S. federal income tax basis in such stock or warrants to their fair market value at the date of the deceased holder’s death. Instead, such U.S. Holder would have a tax basis in such stock or warrants equal to the deceased holder’s tax basis, if lower.

In general, a U.S. Holder may avoid the PFIC tax consequences described above in respect of our common stock by making a timely QEF election to include in income such holder’s pro rata share of our net capital gains (as long-term capital gain) and other earnings and profits (as ordinary income), on a current basis, in each case whether or not distributed. A U.S. Holder may make a separate election to defer the payment of taxes on undistributed income inclusions under the QEF rules, but if deferred, any such taxes will be subject to an interest charge.

A U.S. Holder may not make a QEF election or, as described below, a mark-to-market election with respect to our warrants. As a result, if a U.S. Holder sells or otherwise disposes of a warrant to purchase our common stock (other than upon exercise of a warrant), any gain recognized on such disposition generally should be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above, if we were a PFIC at any time during the period the U.S. Holder held the warrants.

If a U.S. Holder that exercises such warrants properly makes a QEF election with respect to the newly acquired common stock (or has previously made a QEF election with respect to our common stock), the QEF election should apply to the newly acquired common stock, but the adverse tax consequences relating to PFIC shares, adjusted to take into account the current inclusions from the QEF election, generally should continue to apply with respect to such newly acquired common stock (which generally will be deemed to have a holding period for the purposes of the PFIC rules that includes the period that the U.S. Holder held the warrants), unless the holder makes a purging election. The purging election creates a deemed sale of such stock at its fair market value. The gain recognized by the holder by reason of the purging election should be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, a U.S. Holder should have a new basis and holding period in the common stock acquired upon the exercise of the warrants for purposes of the PFIC rules.

The QEF election is made on a shareholder-by-shareholder basis and, once made, can be revoked only with the consent of the IRS. A U.S. Holder generally makes a QEF election by attaching a completed IRS Form 8621 (Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund), including the information provided in a PFIC annual information statement, to a timely filed U.S. federal income tax return for the tax year to which the election relates. Retroactive QEF elections may only be made by filing a protective statement with such return or with the consent of the IRS.

In order to comply with the requirements of a QEF election, a U.S. Holder must receive certain information from us. There is no assurance, however, that we will have timely knowledge of our status as a PFIC in the future or that we will be willing or able to provide a U.S. Holder with the information needed to support a QEF election.

If a U.S. Holder makes a QEF election with respect to our common stock, and the special tax and interest charge rules do not apply to such stock (because of a timely QEF election for the first tax year of the U.S. Holder’s holding period for such stock or a purge of the PFIC taint pursuant to a purging election), any gain recognized on the appreciation of such stock generally should be taxable as capital gain and no interest charge should be imposed. As discussed above, if a U.S. Holder has made a QEF election, such holder should be currently taxed on its pro rata share of the our earnings and profits, whether or not distributed. In such case, a subsequent distribution of such earnings and profits that were previously included in income should not be taxable as a dividend. The U.S. Holder’s tax basis in shares will be increased by amounts that are included in income pursuant to the QEF election and decreased by amounts distributed but not taxed as dividends under the above rules. Similar basis adjustments apply to property if by reason of holding such property the U.S. Holder is treated under the applicable attribution rules as owning shares in a PFIC with respect to which a QEF election was made.

Although a determination as to our PFIC status will be made annually, an initial determination that we are a PFIC generally should apply for subsequent years if the U.S. Holder held our common stock or warrants while we were a PFIC, whether or not we met the test for PFIC status in those subsequent years. However, if a U.S. Holder makes the QEF election discussed above for the first tax year in which the such holder holds (or is deemed to hold) our common stock and for which we are determined to be a PFIC, such holder should not be subject to the PFIC tax and interest charge rules (or the denial of basis step-up at death) discussed above with respect to such stock. In addition, such U.S. Holder should not be subject to the QEF inclusion regime with respect to such stock for the tax years in which we are not a PFIC. On the other hand, if the QEF election is not effective for each of the tax years in which we are a PFIC and the U.S. Holder holds (or is deemed to hold) our common stock, the PFIC rules discussed above will continue to apply to such stock unless the holder makes a purging election and pays the tax and interest charge with respect to the gain inherent in such stock attributable to the pre-QEF election period.

Alternatively, if a U.S. Holder owns common stock in a PFIC that is treated as marketable stock, the U.S. Holder may make a mark-to-market election. If the U.S. Holder makes a valid mark-to-market election for the first tax year in which the U.S. Holder holds (or is deemed to hold) our common stock and for which we are determined to be a PFIC, such holder generally should not be subject to the PFIC rules described above in respect of such common stock. Instead, the U.S. Holder generally should include as ordinary income each year the excess, if any, of the fair market value of our common stock at the end of such holder’s taxable year over its tax basis in our common stock. The U.S. Holder also should be allowed to take an ordinary loss in respect of the excess, if any, of its tax basis in our common stock over the fair market value of such stock at the end of such holder’s taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. Holder’s tax basis in our common stock will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of the common stock should be treated as ordinary income.

Currently, a mark-to-market election may not be made with respect to warrants. As a result, if a U.S. Holder exercises a warrant and properly makes a mark-to-market election with respect to the newly acquired common stock (or has previously made a mark-to-market election in respect of our common stock), the PFIC tax and interest charge rules generally should apply to any gain deemed recognized by such holder under the mark-to-market rules for the first tax year for which such election applies in respect of such newly acquired stock (which generally should be deemed to have a holding period for purposes of the PFIC rules that includes the period such holder held the warrants).

The mark-to-market election generally is available only for stock that is regularly traded on a national securities exchange that is registered with the Securities and Exchange Commission (e.g., the Nasdaq Stock Market) or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. While we expect that our common stock will be regularly traded on the Nasdaq Stock Market, there can be no assurance of that. U.S. Holders should consult with their own tax advisors regarding the availability and tax consequences of a mark-to-market election in respect of our common stock under their particular circumstances.

If we are a PFIC and, at any time, have a non-U.S. subsidiary that is classified as a PFIC, a U.S. Holder generally should be deemed to own a portion of the shares of such lower-tier PFIC, and generally could incur liability for the deferred tax and interest charge described above if we receive a distribution from, or dispose of all or part of our interest in, the lower-tier PFIC. There is no assurance, however, that we will have timely knowledge of the status of any such subsidiary as a PFIC in the future or that we will be willing or able to provide a U.S. Holder with the information needed to support a QEF election with respect to a lower-tier PFIC. U.S. Holders are urged to consult their own tax advisors regarding the tax issues raised by lower-tier PFICs.

If a U.S. Holder owns (or is deemed to own) stock in a PFIC during any year, such holder may have to file an IRS Form 8621 (whether or not a QEF or mark-to-market election is made).

The rules dealing with PFICs and with the QEF and mark-to-market elections are very complex and are affected by various factors in addition to those described above. Accordingly, U.S. Holders should consult their own tax advisors concerning the application of the PFIC rules to our common stock and warrants under their particular circumstances.

Non-U.S. Holders

Dividends paid to a Non-U.S. Holder with respect to our common stock generally should not be subject to U.S. federal income tax, unless the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base that such holder maintains in the United States).

In addition, a Non-U.S. Holder generally should not be subject to U.S. federal income tax on any gain attributable to a sale or other disposition of our common stock or warrants unless such gain is effectively connected with its conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base that such holder maintains in the United States) or the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of sale or other disposition and certain other conditions are met (in which case such gain from United States sources may be subject to tax at a 30% rate or a lower applicable tax treaty rate).

Dividends and gains that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base in the United States) generally should be subject to tax in the same manner as for a U.S. Holder and, if the Non-U.S. Holder is a corporation for U.S. federal income tax purposes, it also may be subject to an additional branch profits tax at a 30% rate or a lower applicable tax treaty rate.

Backup Withholding and Information Reporting

In general, information reporting for U.S. federal income tax purposes should apply to distributions made on our common stock within the United States to a non-corporate U.S. Holder and to the proceeds from sales and other dispositions of our common stock or warrants to or through a U.S. office of a broker by a non-corporate U.S. Holder. Payments made (and sales and other dispositions effected at an office) outside the United States will be subject to information reporting in limited circumstances.

In addition, backup withholding of U.S. federal income tax, currently at a rate of 28%, generally should apply to distributions paid on our common stock to a non-corporate U.S. Holder and the proceeds from sales and other dispositions of our common stock or warrants by a non-corporate U.S. Holder, who:

•	fails to provide an accurate taxpayer identification number;

•	is notified by the IRS that backup withholding is required; or

•	in certain circumstances, fails to comply with applicable certification requirements.

A Non-U.S. Holder generally may eliminate the requirement for information reporting and backup withholding by providing certification of its foreign status, under penalties of perjury, on a duly executed applicable IRS Form W-8 or by otherwise establishing an exemption.

Backup withholding is not an additional tax. Rather, the amount of any backup withholding generally should be allowed as a credit against a U.S. Holder’s or a Non-U.S. Holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that certain required information is timely furnished to the IRS.

Marshall Islands Taxation

Seanergy is incorporated in the Marshall Islands. Under current Marshall Islands law, Seanergy is not subject to tax on income or capital gains, no Marshall Islands withholding tax will be imposed upon payment of dividends by Seanergy to its shareholders, and holders of common stock or warrants of Seanergy that are not residents of or domiciled or carrying on any commercial activity in the Marshall Islands will not be subject to Marshall Islands tax on the sale or other disposition of such common stock or warrants.

EXPENSES RELATING TO THIS OFFERING

Set forth below is an itemization of the total expenses that we expect to incur in connection with this distribution. With the exception of the SEC registration fee, all amounts are estimates.

SEC Registration Fee	$14,484.15
Printing Expenses	$100,000
Legal Fees and Expenses	$251,000
Accounting Fees and Expenses	$300,000
Miscellaneous	$500

Total	$665,984.15

The above expenses will be paid by us.

LEGAL MATTERS

The validity of the securities offered in this prospectus are being passed upon for us by Reeder & Simpson, P.C., Piraeus, Greece. Loeb & Loeb LLP, as special United States counsel, has provided an opinion related to the tax disclosure under the caption “Taxation — U.S. Federal Income Taxation,” which is filed as an exhibit to this registration statement.

EXPERTS

The financial statements of Seanergy Maritime Corp. included in this prospectus and in the registration statement have been audited by Weinberg & Company, P.A., independent registered public accounting firm, to the extent and for the period set forth in their report appearing elsewhere in this prospectus and in the registration statement. The financial statements and the report of Weinberg & Company, P.A. are included in reliance upon their report given upon the authority of Weinberg & Company, P.A. as experts in auditing and accounting.

The combined financial statements of Goldie Navigation Ltd., Pavey Services Ltd., Shoreline Universal Ltd., Valdis Marine Corp., Kalistos Maritime S.A. and Kalithea Maritime S.A. (together, the “Group”) as of December 31, 2007 and 2006 and for each of the years in the three-year period ended December 31, 2007, prepared in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board, have been included herein and in this registration statement in reliance upon the report of KPMG Certified Auditors A.E., independent registered public accounting firm, appearing elsewhere, and upon the authority of said firm as experts in accounting and auditing. Such report contains an explanatory paragraph stating that the combined financial statements referred to above present the aggregated financial information of the six vessel-owning companies and an allocation of long-term debt and that the combined financial statements may not necessarily be indicative of the Group’s financial position, results of operations, or cash flows had the Group operated as a separate entity during the period presented or for future periods.

INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS

Effective December 1, 2008, the audit committee of Seanergy Maritime dismissed Seanergy Maritime’s principal accountant, Weinberg & Company, P.A. (“Weinberg”).

The termination of Weinberg is not a result of any disagreements with Weinberg on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure. Weinberg’s report on Seanergy Maritime’s financial statements for the year ended December 31, 2007, period from August 15, 2006 (Inception) to December 31, 2006, and August 15, 2006 (Inception) to December 31, 2007, did not contain an adverse opinion or a disclaimer of opinion nor was such report qualified or modified as to uncertainty, audit scope or accounting principles.

Further to Seanergy Maritime’s transfer of its accounting functions to Greece, Seanergy Maritime will be appointing auditors based in Greece. The audit committee has selected the new auditors and their appointment is subject to the completion of the new auditors’ client acceptance procedures.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1, which includes exhibits, schedules and amendments, under the Securities Act, with respect to this offering of our securities. Although this prospectus, which forms a part of the registration statement, contains all material information included in the registration statement, parts of the registration statement have been omitted as permitted by rules and regulations of the SEC. We refer you to the registration statement and its exhibits for further information about us, our securities and this offering. The registration statement and its exhibits, as well as our other reports filed with the SEC, can be inspected and copied at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549-1004. The public may obtain information about the operation of the public reference room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains a web site at http://www.sec.gov which contains the Form F-1 and other reports, proxy and information statements and information regarding issuers that file electronically with the SEC.

FINANCIAL STATEMENTS

INDEX TO FINANCIAL STATEMENTS

Page

Financial Statements of Seanergy Maritime Corp.
Report of Independent Registered Public Accounting Firm	F-2
Balance Sheets as of December 31, 2007 and 2006	F-3
Statements of Operations for the year ended December 31, 2007, the period from August 15, 2006 (Inception) to December 31, 2006, and the period from August 15, 2006 (Inception) to December 31, 2007 (Cumulative)
F-4
Statement of Shareholders’ Equity for the period from August 15, 2006 (Inception) to December 31, 2007	F-5
Statements of Cash Flows for the year ended December 31, 2007, the period from August 15, 2006 (Inception) to December 31, 2006, and the period from August 15, 2006 (Inception) to December 31, 2007 (Cumulative)
F-6
Notes to Financial Statements	F-7
Condensed Consolidated Balance Sheets as of June 30, 2008 (Unaudited) and December 31, 2007	F-18
Condensed Consolidated Statements of Operations (Unaudited) for the three months and six months ended June 30, 2008 and 2007 and for the period from August 15, 2006 (Inception) to June 30, 2008 (Cumulative)
F-19
Condensed Consolidated Statements of Shareholders’ Equity for the period from August 15, 2006 (Inception) to June 30, 2008	F-20
Condensed Consolidated Statements of Cash Flows (Unaudited) for the six months ended June 30, 2008 and 2007 and for the period from August 15, 2006 (Inception) to June 30, 2008 (Cumulative)	F-21
Notes to Condensed Consolidated Financial Statements (Unaudited) for the three months and six months ended June 30, 2008 and 2007	F-22
Combined Financial Statements of Goldie Navigation Ltd., Pavey Services Ltd., Shoreline Universal Ltd., Valdis Marine Corp., Kalistos Maritime S.A., and Kalithea Maritime S.A.
Report of Independent Registered Public Accounting Firm	F-36
Combined Balance Sheets as of December 31, 2007 and 2006	F-37
Combined Statements of Income for the three years ended December 31, 2007	F-38
Combined Statements of Changes in Equity for the three years ended December 31, 2007	F-39
Combined Statements of Cash Flows for the three years ended December 31, 2007	F-40
Notes to the Combined Financial Statements	F-41
Condensed Combined Unaudited Interim Balance Sheets as of June 30, 2008 and December 31, 2007	F-62
Condensed Combined Unaudited Interim Statements of Income for the six months ended June 30, 2008 and 2007	F-63
Condensed Combined Unaudited Interim Statements of Changes in Equity for the six months ended June 30, 2008 and 2007	F-64
Condensed Combined Unaudited Interim Statements of Cash Flows for the six months ended June 30, 2008 and 2007	F-65
Notes to Condensed Combined Unaudited Interim Financial Statements	F-66

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
Seanergy Maritime Corp.

We have audited the accompanying balance sheets of Seanergy Maritime Corp. (a corporation in the development stage) (the “Company”) as of December 31, 2007 and 2006, and the related statements of operations, shareholders’ equity and cash flows for the year ended December 31, 2007, the period from August 15, 2006 (Inception) to December 31, 2006, and the period from August 15, 2006 (Inception) to December 31, 2007 (Cumulative). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Seanergy Maritime Corp. as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the year ended December 31, 2007, the period from August 15, 2006 (Inception) to December 31, 2006, and the period from August 15, 2006 (Inception) to December 31, 2007 (Cumulative), in conformity with accounting principles generally accepted in the United States of America.

/s/  Weinberg & Company, P.A.
Weinberg & Company, P.A.
Boca Raton, Florida

March 12, 2008

SEANERGY MARITIME CORP.
(a corporation in the development stage)

BALANCE SHEETS
DECEMBER 31, 2007 AND 2006

	2007	2006

ASSETS
Current assets:
Cash and cash equivalents	$2,210,726	$355,938
Money market funds — held in trust	232,923,020	—
Prepaid expenses and other current assets	79,978	20,000

Total current assets	235,213,724	375,938
Deferred offering costs	—	256,253

Total assets	$235,213,724	$632,191

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued expenses	$587,872	$184,753
Amounts due to underwriter	5,407,142	—
Accrued interest payable to shareholders	—	824
Due to shareholders	—	75,986
Notes payable to shareholders	—	350,000

Total current liabilities	5,995,014	611,563

Common stock subject to possible redemption — 8,084,999 shares at redemption value	80,849,990	—
Commitments and contingencies
Shareholders’ equity:
Preferred stock, $0.0001 par value; authorized — 1,000,000 shares; issued — none	—	—
Common stock, $0.0001 par value; authorized — 89,000,000 shares; issued and outstanding — 28,600,000 shares, inclusive of 8,084,999 shares subject to possible redemption, at December 31, 2007 and 7,264,893 shares at December 31, 2006	2,860	726
Additional paid-in capital	146,924,982	24,274
Retained earnings (deficit)	1,440,878	(4,372)

Total shareholders’ equity	148,368,720	20,628

Total liabilities and shareholders’ equity	$235,213,724	$632,191

See accompanying notes to financial statements.

SEANERGY MARITIME CORP.
(a corporation in the development stage)

STATEMENTS OF OPERATIONS

			Period from
		Period from	August 15, 2006
		August 15, 2006	(Inception) to
	Year Ended	(Inception) to	December 31, 2007
	December 31, 2007	December 31, 2006	(Cumulative)

Operating expenses	$(445,039)	$(4,576)	$(449,615)
Interest income	1,948,192	1,028	1,949,220
Interest expense — underwriter	(44,642)	—	(44,642)
Interest expense — shareholders	(13,261)	(824)	(14,085)

Net income (loss)	$1,445,250	$(4,372)	$1,440,878

Net income (loss) per common share —
Basic	$0.12	$(0.00)

Diluted	$0.10	$(0.00)

Weighted average common shares outstanding —
Basic	11,754,095	7,264,893

Diluted	15,036,283	7,264,893

See accompanying notes to financial statements.

SEANERGY MARITIME CORP.
(a corporation in the development stage)

STATEMENTS OF SHAREHOLDERS’ EQUITY

			Additional	Retained	Total
	Common Stock		Paid-in	Earnings	Shareholders’
	Shares	Amount	Capital	(Deficit)	Equity

Balance, August 15, 2006 (Inception)	—	$—	$—	—	—
Sale of shares to founding shareholders at $0.0034 per share	7,264,893	726	24,274	—	25,000
Net loss for the period from August 15, 2006 (Inception) to December 31, 2006	—	—	—	(4,372)	(4,372)

Balance, December 31, 2006	7,264,893	726	24,274	(4,372)	20,628
Shares surrendered and cancelled	(1,764,893)	(176)	176	—	—
Sale of shares and warrants in private placement and public offering, net of offering costs of $18,062,268	23,100,000	2,310	227,350,422	—	227,352,732
Sale of underwriter’s purchase option	—	—	100	—	100
Capital contributed by founding shareholders	—	—	400,000	—	400,000
Shares reclassified to “Common stock subject to mandatory redemption”	—	—	(80,849,990)	—	(80,849,990)
Net income for the year ended December 31, 2007	—	—	—	1,445,250	1,445,250

Balance, December 31, 2007	28,600,000	$2,860	$146,924,982	$1,440,878	$148,368,720

See accompanying notes to financial statements.

SEANERGY MARITIME CORP.
(a corporation in the development stage)

STATEMENTS OF CASH FLOWS

			Period
		Period	from
		from	August 15,
		August 15,	2006
	Year	2006	(Inception) to
	Ended	(Inception) to	December 31,
	December 31,	December 31,	2007
	2007	2006	(Cumulative)

Net income (loss)	$1,445,250	$(4,372)	$1,440,878
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Changes in operating assets and liabilities:
(Increase) decrease in —
Prepaid expenses and other current assets	(59,978)	(20,000)	(79,978)
Increase (decrease) in —
Accounts payable and accrued expenses	155,335	3,500	158,835
Accrued interest payable to shareholders	(824)	824	—
Accrued interest payable to underwriter	44,642	—	44,642

Net cash provided by (used in) operating activities	1,584,425	(20,048)	1,564,377

Cash flows from investing activities:
Increase in trust account from interest earned on funds held in trust	(1,923,020)	—	(1,923,020)
Funds placed in trust account from offerings	(231,000,000)	—	(231,000,000)

Net cash used in investing activities	(232,923,020)	—	(232,923,020)

Cash flows from financing activities:
Proceeds from initial sale of common stock	—	25,000	25,000
Gross proceeds from private placement	14,415,000	—	14,415,000
Gross proceeds from public offering	231,000,000	—	231,000,000
Payment of offering costs	(11,795,731)	(75,000)	(11,870,731)
Proceeds from underwriter’s purchase option	100	—	100
Proceeds from shareholders loans	—	350,000	350,000
Repayment of shareholders loans	(450,986)	—	(450,986)
Advances from shareholders, net	25,000	75,986	100,986

Net cash provided by financing activities	233,193,383	375,986	233,569,369

Net increase in cash	1,854,788	355,938	2,210,726
Cash at beginning of period	355,938	—	—
Cash at end of period	$2,210,726	$355,938	$2,210,726

Cash paid for:
Interest	$14,086	—	$14,086

Income taxes	$—	$—	$—

Supplemental disclosure of non-cash financing activities:
Capital contributed by founding shareholders in the form of legal fees paid	$400,000	$—	$400,000

Increase in accrued offering costs and placement fees	$5,610,284	$181,253	$5,791,537

Shareholder advances converted to notes payable	$100,986	$—	$100,986

Common stock subject to possible redemption	$84,849,990	$—	$80,849,990

Par value of common stock surrendered and cancelled	$176	$—	$176

Fair value of unit purchase option issued to underwriters	$7,390,000	$—	$7,390,000

See accompanying notes to financial statements.

SEANERGY MARITIME CORP.
(a corporation in the development stage)

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2006

1.	Organization and Proposed Business Operations

Seanergy Maritime Corp. (the “Company”) was incorporated in the Marshall Islands on August 15, 2006, originally under the name Seanergy Maritime Acquisition Corp., as a blank check company formed to acquire, through a merger, capital stock exchange, asset acquisition or other similar business combination, one or more businesses in the maritime shipping industry or related industries. The Company changed its name to Seanergy Maritime Corp. on February 20, 2007.

At December 31, 2007, the Company had not yet commenced any business operations and is therefore considered a “corporation in the development stage.” All activity through December 31, 2007 related to the Company’s formation and capital raising efforts, as described below. The Company is subject to the risks associated with development stage companies. The Company has selected December 31 as its fiscal year-end.

The Company’s ability to acquire an operating business was contingent upon obtaining adequate financial resources through a Private Placement and a Public Offering (together with the Private Placement, the “Offerings”), which are discussed in Note 3. The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Offerings, although substantially all of the net proceeds of the Offerings are intended to be generally applied toward consummating a business combination with an operating company. As used herein, a “target business” shall include one or more operating businesses or assets in the maritime shipping industry, or related industries, or a combination thereof, and a “business combination” shall mean the acquisition by the Company of such a target business. There can be no assurances that the Company will be able to successfully effect a business combination.

2.	Summary of Significant Accounting Policies

Cash Equivalents and Concentrations of Credit Risk

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.

The Company maintains its non-trust cash and cash equivalent accounts with a financial institution located in Greece. The balances in such accounts are insured by the Central Bank of Greece up to 20,000 Euros (approximately $29,500 at December 31, 2007). At December 31, 2007, the Company’s uninsured non-trust cash balance amounted to approximately $2,181,300.

The Company maintains its cash and cash equivalent accounts held in trust with a financial institution located in the United States. Such cash and cash equivalents held in trust, at times, may exceed federally insured limits. The Company maintains its cash and cash equivalents held in trust with financial institutions with high credit ratings.

Income Taxes

The Company accounts for income taxes pursuant to Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes” (“SFAS No. 109”), which establishes financial accounting and reporting standards for the effects of income taxes that result from an enterprise’s activities during the current and preceding years. SFAS No. 109 requires an asset and liability approach for financial accounting and reporting for income taxes.

In July 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109” (“FIN 48”), which provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position may be recognized only if it is “more likely than not” that

SEANERGY MARITIME CORP.
(a corporation in the development stage)

NOTES TO FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2007 AND 2006

the position is sustainable based on its technical merits. The provisions of FIN 48 are effective for fiscal years beginning after December 15, 2006. The adoption of FIN 48 on January 1, 2007 did not have a material effect on the Company’s financial statements.

For United States federal income tax purposes, the Company has elected to be classified as a partnership effective January 1, 2007. The Company makes quarterly distributions of interest income earned on the trust account to its Public Shareholders on a pro rata basis (see Note 3). The Company anticipates that substantially all of the funds in the trust account will be invested in tax exempt money market accounts that will generate income, which generally should be exempt from United States federal income tax.

Earnings Per Share

The Company computes earnings per share in accordance with SFAS No. 128, “Earnings per Share” and SEC Staff Accounting Bulletin No. 98 (“SAB 98”). SFAS No. 128 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as the income available to common shareholders divided by the weighted average common shares outstanding for the period. Diluted EPS is similar to basic EPS but presents the dilutive effect on a per share basis of potential common shares (e.g., warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential common shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. At December 31, 2007, potentially dilutive securities consisted of outstanding warrants to acquire an aggregate of 41,116,667 shares of common stock, of which warrants to acquire 1,000,000 shares were anti-dilutive at such date. The calculation of diluted weighted average common shares outstanding for the year ended December 31, 2007 is based on the average of the closing price of the Company’s common stock for the period that it was quoted on the American Stock Exchange.

The calculation of net income (loss) per share is summarized as follows:

		Period from
		August 15,
		2006
	Year Ended	(Inception) to
	December 31,	December 31,
	2007	2006

Basic:
Net income (loss)	$1,445,250	$(4,372)
Weighted average common shares outstanding	11,754,095	7,264,893

Net income (loss) per common share — basic	$0.12	$(0.00)

Diluted:
Net income (loss)	$1,445,250	$(4,372)
Weighted average common shares outstanding	11,754,095	7,264,893
Effect of dilutive warrants	3,282,188	—

Diluted weighted average common shares outstanding	15,036,283	7,264,893

Net income (loss) per common share — diluted	$0.10	$(0.00)

SEANERGY MARITIME CORP.
(a corporation in the development stage)

NOTES TO FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2007 AND 2006

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents, cash held in trust, prepaid expenses, accounts payable, accrued expenses, due to underwriter, due to shareholders and notes payable to shareholders approximate their respective fair values, due to the short-term nature of these items and/or the current interest rates payable in relation to current market conditions.

Share-Based Payments

The Company accounts for share-based payments pursuant to Statement of Financial Accounting Standards No. 123R, “Share-Based Payments” (“SFAS No. 123R”). SFAS No. 123R requires all share-based payments, including grants of employee stock options to employees, to be recognized in the financial statements based on their fair values. The Company adopted SFAS No. 123R on August 15, 2006 (Inception) and expects that it could have a material impact on the Company’s financial statements to the extent that the Company grants stock-based compensation in future periods.

Foreign Currency Translation

The Company’s reporting currency is the United States dollar. Although the Company maintains a cash account with a bank in Greece, it is denominated in United States dollars, and most of the Company’s expenditures have been and are expected to continue to be denominated in United States dollars. Accordingly, the Company has designated its functional currency as the United States dollar.

For amounts not initially designated in United States dollars, asset and liability accounts are translated using the exchange rate in effect at the balance sheet date, and statement of operations accounts are translated using the average exchange rate for each quarterly reporting period.

Gains or losses resulting from translation adjustments, to the extent material, are included in other income (expense) in the statement of operations.

Recent Accounting Pronouncements

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (“SFAS No. 157”), which establishes a formal framework for measuring fair value under Generally Accepted Accounting Principles (“GAAP”). SFAS No. 157 defines and codifies the many definitions of fair value included among various other authoritative literature, clarifies and, in some instances, expands on the guidance for implementing fair value measurements, and increases the level of disclosure required for fair value measurements. Although SFAS No. 157 applies to and amends the provisions of existing FASB and American Institute of Certified Public Accountants (“AICPA”) pronouncements, it does not, of itself, require any new fair value measurements, nor does it establish valuation standards. SFAS No. 157 applies to all other accounting pronouncements requiring or permitting fair value measurements, except for: SFAS No. 123R, share-based payment and related pronouncements, the practicability exceptions to fair value determinations allowed by various other authoritative pronouncements, and AICPA Statements of Position 97-2 and 98-9 that deal with software revenue recognition. SFAS No. 157 is effective for financial statements issued for fiscal

SEANERGY MARITIME CORP.
(a corporation in the development stage)

NOTES TO FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2007 AND 2006

years beginning after November 15, 2007, and interim periods within those fiscal years. The Company is currently assessing the potential effect of SFAS No. 157 on its financial statements.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS No. 159”), which provides companies with an option to report selected financial assets and liabilities at fair value. SFAS No. 159’s objective is to reduce both complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. Generally accepted accounting principles have required different measurement attributes for different assets and liabilities that can create artificial volatility in earnings. SFAS No. 159 helps to mitigate this type of accounting-induced volatility by enabling companies to report related assets and liabilities at fair value, which would likely reduce the need for companies to comply with detailed rules for hedge accounting. SFAS No. 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. SFAS No. 159 requires companies to provide additional information that will help investors and other users of financial statements to more easily understand the effect of the company’s choice to use fair value on its earnings. SFAS No. 159 also requires companies to display the fair value of those assets and liabilities for which the company has chosen to use fair value on the face of the balance sheet. SFAS No. 159 does not eliminate disclosure requirements included in other accounting standards, including requirements for disclosures about fair value measurements included in SFAS No. 157 and SFAS No. 107. SFAS No. 159 is effective as of the beginning of a company’s first fiscal year beginning after November 15, 2007. Early adoption is permitted as of the beginning of the previous fiscal year provided the company makes that choice in the first 120 days of that fiscal year and also elects to apply the provisions of SFAS No. 157. The Company is currently assessing the potential effect of SFAS No. 159 on its financial statements.

In December 2007, the FASB issued SFAS No. 141(R), “Business Combinations” (“SFAS No. 141(R)”), which requires an acquirer to recognize in its financial statements as of the acquisition date (i) the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree, measured at their fair values on the acquisition date, and (ii) goodwill as the excess of the consideration transferred plus the fair value of any noncontrolling interest in the acquiree at the acquisition date over the fair values of the identifiable net assets acquired. Acquisition-related costs, which are the costs an acquirer incurs to effect a business combination, will be accounted for as expenses in the periods in which the costs are incurred and the services are received, except that costs to issue debt or equity securities will be recognized in accordance with other applicable GAAP. SFAS No. 141(R) makes significant amendments to other Statements and other authoritative guidance to provide additional guidance or to conform the guidance in that literature to that provided in SFAS No. 141(R). SFAS No. 141(R) also provides guidance as to what information is to be disclosed to enable users of financial statements to evaluate the nature and financial effects of a business combination. SFAS No. 141(R) is effective for financial statements issued for fiscal years beginning on or after December 15, 2008. Early adoption is prohibited. The Company has not yet determined the effect on its consolidated financial statements, if any, upon adoption of SFAS No. 141(R).

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51” (“SFAS No. 160”), which revises the relevance, comparability, and transparency of the financial information that a reporting entity provides in its consolidated financial statements by establishing accounting and reporting standards that require (i) the ownership interests in subsidiaries held by parties other than the parent be clearly identified, labeled, and presented in the consolidated statement of financial position within equity, but separate from the parent’s equity, (ii) the amount of consolidated net income attributable to the parent and to the noncontrolling interest be clearly identified and presented on the face of the consolidated statement of income, (iii) changes in a parent’s ownership

SEANERGY MARITIME CORP.
(a corporation in the development stage)

NOTES TO FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2007 AND 2006

interest while the parent retains its controlling financial interest in its subsidiary be accounted for consistently as equity transactions, (iv) when a subsidiary is deconsolidated, any retained noncontrolling equity investment in the former subsidiary be initially measured at fair value, with the gain or loss on the deconsolidation of the subsidiary being measured using the fair value of any noncontrolling equity investment rather than the carrying amount of that retained investment, and (v) entities provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS No. 160 amends FASB No. 128 to provide that the calculation of earnings per share amounts in the consolidated financial statements will continue to be based on the amounts attributable to the parent. SFAS No. 160 is effective for financial statements issued for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Early adoption is prohibited. SFAS No. 160 shall be applied prospectively as of the beginning of the fiscal year in which it is initially applied, except for the presentation and disclosure requirements, which shall be applied retrospectively for all periods presented. The Company has not yet determined the effect on its consolidated financial statements, if any, upon adoption of SFAS No. 160.

3.	Private Placement and Public Offering

On September 28, 2007, the Company, pursuant to its Public Offering, sold 23,100,000 units, which included 1,100,000 units exercised pursuant to the underwriters’ over-allotment option, at a price of $10.00 per unit. Each unit consisted of one share of the Company’s common stock, $0.0001 par value, and one redeemable common stock purchase warrant. Each warrant entitles the holder to purchase from the Company one share of common stock at an exercise price of $6.50 per share commencing the later of the completion of a business combination with a target business or one year from the effective date of the Public Offering and expires on September 28, 2011, four years from the date of the offering prospectus. The warrants will be redeemable at a price of $0.01 per warrant upon 30 days notice after the warrants become exercisable, only in the event that the last sale price of the common stock is at least $14.25 per share for any 20 trading days within a 30 trading day period ending on the third day prior to date on which notice of redemption is given. Pursuant to the terms of the warrant agreement governing the warrants, in no event will a warrant holder be entitled to receive a net-cash settlement in lieu of physical settlement in shares of common stock in the event that the Company is not in compliance with its obligation to register and maintain a current registration statement under the Securities Act of 1933, as amended, with respect to the underlying shares of common stock. Accordingly, the warrants may never be redeemed and could expire unexercised since a valid registration statement covering the underlying shares of common stock is required in either case, because there is no net-cash settlement. Subsequently, the underwriter notified the Company that it was not going to exercise any of the remaining units as part of its over-allotment option. The common stock and warrants included in the units began to trade separately on October 26, 2007.

The Company agreed to pay the underwriters in the Public Offering an underwriting discount of 3.75% of the gross proceeds and upon the consummation of a business combination the underwriters will receive an additional contingent underwriting discount equal to 2.25% of the gross proceeds. With respect to units sold pursuant to the underwriters’ over-allotment option, the underwriters are to receive an underwriting discount of 2.25% of the gross proceeds and upon the consummation of a business combination the underwriters will receive an additional contingent underwriting discount equal to 3.75% of the gross proceeds. With respect to the 23,100,000 units sold on September 28, 2007, the total contingent underwriting discount was $5,362,500. As of December 31, 2007, the amount due to underwriter consisted of the total contingent underwriting discount of $5,362,500, plus $44,642 of accrued interest, as described at Note 8.

Pursuant to the underwriting agreement, the Company also paid a 1.0% non-accountable expense allowance, and issued a unit purchase option to Maxim, for $100, to purchase up to a total of 1,000,000 units

SEANERGY MARITIME CORP.
(a corporation in the development stage)

NOTES TO FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2007 AND 2006

at $12.50 per unit. Pursuant to the terms of the unit purchase option, under no circumstances will the Company be required to net-cash settle the exercise of the Unit Purchase Option or the underlying warrants. This would be applicable in the event that the Company is not in compliance with its obligation to register and maintain a current registration statement under the Securities Act of 1933, as amended, with respect to the underlying shares of common stock. Accordingly the underlying warrants may never be redeemed and could expire unexercised as a current registration statement covering the underlying shares of common stock is required in either case. Because there is no net-cash settlement, the Company accounted for the fair value of the unit purchase option, inclusive of the receipt of the $100 cash payment, as a cost of the Public Offering, resulting in a charge directly to shareholders’ equity. The Company estimates that the fair value of this unit purchase option is approximately $7,390,000 ($7.39 per unit) using a Black- Scholes option-pricing model. The fair value of the unit purchase option granted to Maxim is estimated as of the date of grant using the following assumptions: (1) expected volatility of 100.0%, (2) risk-free interest rate of 5.0% and (3) expected life of 5 years. The unit purchase option may be exercised for cash or on a “cashless” basis, at the holder’s option, such that the holder may use the appreciated value of the unit purchase option (the difference between the exercise prices of the unit purchase option and the underlying warrants and the market price of the units and underlying securities) to exercise the unit purchase option without the payment of any cash. The warrants underlying such units will be exercisable at $6.50 per share.

On September 28, 2007, the closing date of the Offerings, 100% of the proceeds of the Public Offering, which consisted of $231,000,000, including $5,362,500 of contingent underwriting compensation, which will be paid to Maxim if a business combination is consummated, but which will be forfeited in part if the public shareholders elect to have their shares redeemed for cash and in full if a business combination is not consummated, was placed in a trust account at Deutsche Bank Trust Company Americas maintained by Continental Stock Transfer & Trust Company, New York, New York, as trustee (“Trust Account”), and invested until the earlier of (i) the consummation of the Company’s first business combination or (ii) the liquidation of the Company. In the event that the over-allotment option was to have been exercised in full, the first quarterly interest distribution to the public shareholders following the closing of the over-allotment was to have been reduced by up to $742,500 to permit the Company to draw from the interest earned on the proceeds in the Trust Account up to an aggregate of $742,500 to replace up to $742,500 of the costs and expenses incurred and paid in connection with the exercise of the over-allotment option, in order to ensure that at all times there is a minimum of $10.00 per unit held in the Trust Account. On September 28, 2007, one-third of the over-allotment option had been exercised; accordingly, the Company is only permitted to draw one-third of the $742,500, or $247,500, from the interest earned on the proceeds in the Trust Account. The expenses that the Company may incur prior to consummation of a business combination may only be paid from the net proceeds of the Public Offering and the Private Placement not held in the Trust Account.

On September 28, 2007, and prior to the consummation of the Public Offering described above, all of the Company’s executive officers purchased from the Company an aggregate of 16,016,667 warrants at $0.90 per warrant in a Private Placement. All insider warrants issued in the Private Placement are identical to the warrants in the units sold in the Public Offering, except that: (i) subject to certain limited exceptions, none of the warrants are transferable or saleable until after the Company completes a business combination; (ii) the warrants are not subject to redemption if held by the initial holders thereof; and (iii) the warrants may be exercised on a cashless basis if held by the initial holders thereof. A portion of the proceeds from the sale of these insider warrants has been added to the proceeds from the Public Offering held in the Trust Account pending the completion of the Company’s initial business combination, with the balance held outside the Trust Account to be used for working capital purposes. No placement fees were payable on the warrants sold in the Private Placement. The sale of the warrants to management did not result in the recognition of any stock-based compensation expense because they were sold at approximate fair market value.

SEANERGY MARITIME CORP.
(a corporation in the development stage)

NOTES TO FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2007 AND 2006

After the Company signs a definitive agreement for the acquisition of a target business, it will submit such transaction for shareholder approval. In the event that public shareholders owning 35.0% or more of the outstanding stock sold in the offerings vote against the business combination and elect to have the Company redeem their shares for cash, the business combination will not be consummated. All of the Company’s shareholders prior to the offerings, including all of the officers and directors of the Company (“Initial Shareholders”), have agreed to vote their 5,500,000 founding shares of common stock in accordance with the vote of the majority of shares purchased in the Public Offering with respect to any business combination and to vote any shares they acquire in the Public Offering, or in the aftermarket, in favor of the business combination. After consummation of the Company’s first business combination, all of these voting safeguards will no longer be applicable.

With respect to the first business combination which is approved and consummated, any holder of shares sold in the Public Offering, other than the Initial Shareholders and their nominees (the “Public Shareholders”), who vote against the business combination may demand that the Company redeem their shares. The per share redemption price will equal $10.00 per share (inclusive of a pro rata portion of the contingent underwriting compensation of $0.225 per share). Accordingly, Public Shareholders holding up to one share less than 35.0% of the aggregate number of shares sold in the offerings, or 8,084,999 shares, may seek redemption of their shares in the event of a business combination.

On September 24, 2007, the Company amended its Amended and Restated Articles of Incorporation and filed its Second Amended and Restated Articles of Incorporation to provide for mandatory liquidation of the Company on September 28, 2009. A proposal to amend this provision may only be submitted to shareholders in connection with any proposed Business Combination pursuant to the terms of the Second Amended and Restated Articles of Incorporation.

4.	Money Market Funds — Held In trust

Money market funds — held in trust at December 31, 2007 consists primarily of an investment in the BlackRock MuniFund with a market value of $232,913,036 and an annualized tax-exempt yield of 3.16% at December 31, 2007.

The BlackRock MuniFund commenced operations on February 4, 1980, and invests in money market instruments: U.S. state and sub-division tax-exempt obligations with remaining maturities of less than 13 months, bonds rated AA, notes rated SP-1/MIG-1, and variable rate demand notes rated VMIG-1. Certain portions of this investment fund may not be covered by insurance.

5.	Notes Payable and Due to Shareholders

On December 14, 2006, the Company issued a series of unsecured promissory notes totaling $350,000 to its Initial Shareholders. The notes bear interest at the rate of 4.0% per annum and were due and payable on the earlier of (i) December 14, 2007 or (ii) the date on which the Company consummated an initial public offering of its securities. The notes, including related accrued interest of $11,219, were paid in full on September 28, 2007.

Prior to December 31, 2006, three of the Company’s Initial Shareholders had advanced a total of $75,986 in cash and other expenditures to the Company on a non-interest bearing basis. On January 5, 2007, an additional $25,000 was similarly advanced. On January 12, 2007, these advances were converted into unsecured promissory notes bearing interest at the rate of 4.0% per annum and made due and payable on the earlier of (i) January 12, 2008 or (ii) the date on which the Company consummated an initial public offering of its securities. The notes, including related accrued interest of $2,867, were paid in full on September 28, 2007.

SEANERGY MARITIME CORP.
(a corporation in the development stage)

NOTES TO FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2007 AND 2006

6.	Common Stock

The Company is authorized to issue 89,000,000 shares of its common stock with a par value $0.0001 per share. On October 31, 2006, the Company’s Initial Shareholders subscribed to 7,264,893 shares of common stock for a total of $25,000. All subscriptions were paid in full in November 2006.

On February 20, 2007, an aggregate of 1,764,893 shares of common stock were surrendered to the Company for cancellation by the Initial Shareholders on a pro rata basis, thus reducing the common shares outstanding on such date to 5,500,000 shares.

On July 6, 2007, the Company approved a resolution to effect a one and one-half-for-one stock split in the form of a stock dividend, which resulted in the issuance of an additional 1,250,000 shares of the Company’s common stock to its shareholders; on August 6, 2007, the Company approved a resolution to effect a one and one-third-for-one stock split in the form of a stock dividend which resulted in the issuance of an additional 1,250,000 shares of the Company’s common stock to its shareholders; and on September 24, 2007, the Company approved a resolution to effect a one and one-tenth-for-one stock split in the form of a stock dividend which resulted in the issuance of an additional 500,000 shares of the Company’s common stock to its shareholders. The Company’s financial statements and footnotes thereto give retroactive effect to all such stock splits.

On September 28, 2007, the Initial Shareholders contributed $400,000 to the capital of the Company in the form of legal fees paid on the Company’s behalf.

7.	Preferred Stock

The Company is authorized to issue 1,000,000 shares of preferred stock with a par value $0.0001 per share, with such designations, voting and other rights and preferences, as may be determined from time to time by the Board of Directors.

8.	Commitments and Contingencies

Pursuant to the Company’s Second Amended and Restated Articles of Incorporation, the Company is required to make distributions to its public shareholders, equivalent to the interest earned on the trust (less any taxes payable by the Company and exclusive of (i) up to $420,000 of interest earned on Maxim’s deferred underwriting compensation and (ii) up to an aggregate of $742,500 of interest income on the proceeds in the trust account that the Company may draw in the event the over-allotment option is exercised in full) on a pro-rata basis to its public shareholders until the earlier of the consummation of a business combination or the Company’s liquidation. On January 2, 2008, the Company announced that it would pay its first quarterly distribution of $1,630,791, or $0.0706 per share, on January 15, 2008, to shareholders of record on January 9, 2008. The distribution consisted of interest earned on the Trust Account, less permitted adjustments for interest earned on the deferred underwriting commission of $44,642, and $247,500 relating to the over-allotment option.

The Company will not proceed with a business combination if Public Shareholders owning 35.0% or more of the shares sold in the Public Offering vote against the business combination and exercise their redemption rights. Accordingly, the Company may effect a business combination if Public Shareholders owning up to one share less than 35.0% of the aggregate shares sold in the Public Offering exercise their redemption rights. If this occurred, the Company would be required to redeem for cash up to 8,084,999 shares of common stock, at an expected initial per share redemption price of $10.00. However, the ability of shareholders to receive $10.00 per unit is subject to any valid claims by the Company’s creditors which are not covered by amounts held in the Trust Account or the indemnities provided by the Company’s officers and

SEANERGY MARITIME CORP.
(a corporation in the development stage)

NOTES TO FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2007 AND 2006

directors. The expected redemption price per share is greater than each shareholder’s initial pro rata share of the Trust Account of approximately $9.775 per share. Of the excess redemption price, approximately $0.225 per share represents a portion of the underwriters’ contingent fee, which they have agreed to forego for each share that is redeemed. Accordingly, the total deferred underwriting compensation payable to the underwriters in the event of a business combination will be reduced by approximately $0.225 for each share that is redeemed. The balance will be paid from proceeds held in the Trust Account, which are payable to the Company upon consummation of a business combination. Even if less than 35.0% of the shareholders exercise their redemption rights, the Company may be unable to consummate a business combination if such redemption leaves the Company with funds representing less than a fair market value at least equal to 80.0% of the amount in the Trust Account (excluding any deferred underwriting compensation plus interest thereon held for the benefit of Maxim) at the time of such acquisition, which amount is required as a condition to the consummation of the Company’s initial business combination, and the Company may be forced to find additional financing to consummate such a business combination (or a different business combination) or to liquidate.

On June 21, 2006, the Company engaged Maxim, on a non-exclusive basis, as its agent for the solicitation of the exercise of the warrants. To the extent not inconsistent with the guidelines of the NASD and the rules and regulations of the Securities and Exchange Commission, the Company has agreed to pay the representative for bona fide services rendered a commission equal to 5.0% of the exercise price for each warrant exercised more than one year after the date of the Public Offering if the exercise was solicited by the underwriters.

The Company has agreed to pay to Balthellas Chartering S.A., a company controlled by Panagiotis Zafet, the Company’s Co-Chairman of the Board of Directors and Chief Executive Officer, and Simon Zafet, the Company’s Chief Operating Officer and a director, $7,500 per month for 24 months, for office space and reimbursement of general and administrative expenses, commencing on the date of the Public Offering and terminating upon the date the Company consummates a business combination or liquidates.

On May 23, 2007, the Company entered into a seven-month agreement, automatically renewable for an additional one year, for investor relations and financial media support services for a minimum monthly fee of $4,000 before a business combination, or $7,000 after a business combination.

9.	Registration Rights

The holders of the Company’s 5,500,000 issued and outstanding shares immediately prior to the completion of the Public Offering and the holders of the warrants to purchase 16,016,667 shares of common stock acquired in the Private Placement are entitled to registration rights covering the resale of their shares and the resale of their warrants and shares acquired upon exercise of their warrants. The holders of the majority of these shares are entitled to make up to two demands that the Company register their shares, warrants and shares that they are entitled to acquire upon the exercise of warrants. The holders of the majority of these shares can elect to exercise these registration rights at any time after the date on which these shares of common stock are released from escrow. In addition, these shareholders have certain “piggyback” registration rights on registration statements filed subsequent to the date on which these shares of common stock are released from escrow. The Company will bear the expenses incurred in connection with the filing of any of the foregoing registration statements.

In the event that a registration statement is not effective at the time of exercise, the holder of such warrant shall not be entitled to exercise such warrant and in no event will the Company be required to net cash settle the warrant exercise. Consequently, the warrants may expire unexercised.

SEANERGY MARITIME CORP.
(a corporation in the development stage)

NOTES TO FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2007 AND 2006

The unit purchase option and its underlying securities have been registered under the registration statement for the Public Offering; however, the option also grants holders demand and “piggy back” registration rights for periods of five years and seven years, respectively, from the date of the Public Offering. These rights apply to all of the securities directly and indirectly issuable upon exercise of the option. The Company will bear all fees and expenses attendant to registering the securities issuable on exercise of the option, other than underwriting commissions incurred and payable by the holders.

10.	Quarterly Results of Operations (Unaudited)

The following table sets forth unaudited quarterly results of operations for the period from August 15, 2006 (Inception) to December 31, 2006 and for the year ended December 31, 2007. This unaudited quarterly information has been derived from the Company’s unaudited financial statements and, in the Company’s opinion, includes all adjustments, including normal recurring adjustments, necessary for a fair presentation of the information for the periods covered. The operating results for any quarter are not necessarily indicative of the operating results for any future period.

	Three Months Ended				Year Ended
	March 31,	June 30,	September 30,	December 31,	December 31,
	2007	2007	2007	2007	2007

Operating expenses	$(270)	$(405)	$(16,735)	$(427,629)	$(445,039)
Interest income	3,775	2,213	1,121	1,941,083	1,948,192
Interest expense — underwriter	—	—	—	(44,642)	(44,642)
Interest expense — shareholders	(4,315)	(4,498)	(4,448)	—	(13,261)

Net income (loss)	$(810)	$(2,690)	$(20,062)	$1,468,812	$1,445,250

Net income (loss) per common share —
Basic	$(0.00)	$(0.00)	$(0.00)	$0.05	$0.12

Diluted	$(0.00)	$(0.00)	$(0.00)	$0.04	$0.10

Weighted average common shares outstanding —
Basic	6,480,496	5,500,000	6,253,261	28,600,000	11,754,095

Diluted	6,480,496	5,500,000	6,253,261	41,210,513	15,036,283

SEANERGY MARITIME CORP.
(a corporation in the development stage)

NOTES TO FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2007 AND 2006

	Period from		Period from
	August 15,	Three	August 15,
	2006	Months	2006
	(Inception) to	Ended	(Inception) to
	September 30,	December 31,	December 31,
	2006	2006	2006

Operating expenses	$(950)	$(3626)	$(4,576)
Interest income	—	1,028	1,028
Interest expense — shareholders	—	(824)	(824)

Net loss	$(950)	$(3,422)	$(4,372)

Net loss per common share —
Basic and diluted	$(0.00)	$(0.00)	$(0.00)

Weighted average common shares outstanding —
Basic and diluted	7,264,893	7,264,893	7,264,893

11.	Subsequent Events (Unaudited)

On January 2, 2008, the Company announced that the record date for public shareholders to receive the Company’s first quarterly distribution was January 9, 2008. The distribution, which was paid on January 15, 2008, consisted of interest earned in the Trust Account, subject to certain permitted adjustments, of $1,630,791 in total or $0.0706 per share for such period.

On January 4, 2008, the Company formed a new subsidiary under the laws of the Marshall Islands named Seanergy Merger Corp.

SEANERGY MARITIME CORP. AND SUBSIDIARY
(a corporation in the development stage)

CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30,	December 31,
	2008	2007
	(Unaudited)

ASSETS
Current assets:
Cash and cash equivalents	$1,402,660	$2,210,726
Money market funds — held in trust	232,153,251	232,923,020
Prepaid expenses and other current assets	28,153	79,978

Total current assets	233,584,064	235,213,724
Deferred acquisition costs	1,500,585	—

Total assets	$235,084,649	$235,213,724

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued expenses	$1,553,625	$587,872
Amounts due to underwriter	5,468,679	5,407,142

Total current liabilities	7,022,304	5,995,014

Common stock subject to possible redemption — 8,084,999 shares at redemption value	80,849,990	80,849,990
Commitments and contingencies
Shareholders’ equity:
Preferred stock, $0.0001 par value; authorized — 1,000,000 shares; issued — none	—	—
Common stock, $0.0001 par value; authorized — 89,000,000 shares; issued and outstanding — 28,600,000 shares, inclusive of 8,084,999 shares subject to possible redemption	2,860	2,860
Additional paid-in capital	146,926,405	146,924,982
Retained earnings	3,456,230	1,440,878
Shareholder distributions	(3,173,140)	—

Total shareholders’ equity	147,212,355	148,368,720

Total liabilities and shareholders’ equity	$235,084,649	$235,213,724

See accompanying notes to condensed consolidated financial statements.

SEANERGY MARITIME CORP. AND SUBSIDIARY
(a corporation in the development stage)

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)

					Period from
					August 15,
					2006
					(Inception) to
					June 30,
	Three Months Ended June 30,		Six Months Ended June 30,		2008
	2008	2007	2008	2007	(Cumulative)

Operating expenses	$(136,945)	$(405)	$(596,708)	$(675)	$(1,046,322)
Interest income	1,057,078	2,213	2,612,060	5,989	4,516,638
Interest expense — shareholders	—	(4,497)	—	(8,813)	(14,086)

Net income (loss)	$920,133	$(2,689)	$2,015,352	$(3,499)	$3,456,230

Net income (loss) per common share —
Basic	$0.03	$(0.00)	$0.07	$(0.00)

Diluted	$0.02	$(0.00)	$0.05	$(0.00)

Weighted average common shares outstanding —
Basic	28,600,000	5,500,000	28,600,000	5,987,540

Diluted	41,148,398	5,500,000	40,867,846	5,987,540

See accompanying notes to condensed consolidated financial statements.

SEANERGY MARITIME CORP. AND SUBSIDIARY
(a corporation in the development stage)

CONDENSED CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY
FOR THE PERIOD FROM AUGUST 15, 2006 (INCEPTION) TO JUNE 30, 2008

			Additional	Retained		Total
	Common Stock		Paid-in	Earnings	Shareholder	Shareholders’
	Shares	Amount	Capital	(Deficit)	Distributions	Equity

Balance, August 15, 2006 (Inception)	—	$—	$—	$—	$	$—
Sale of shares to founding shareholders at $0.0034 per share	7,264,893	726	24,274	—	—	25,000
Net loss for the period from August 15, 2006 (Inception) to December 31, 2006	—	—	—	(4,372)	—	(4.372)

Balance, December 31, 2006	7,264,893	726	24,274	(4,372)	—	20,628
Shares surrendered and cancelled	(1,764,893)	(176)	176	—	—	—
Sale of shares and warrants in private placement and public offering, net of offering costs of $18,062,268	23,100,000	2,310	227,350,422	—	—	227,352,732
Sale of underwriter’s purchase option	—	—	100	—	—	100
Capital contributed by founding shareholders	—	—	400,000	—	—	400,000
Shares reclassified to “Common stock subject to possible redemption”	—	—	(80,849,990)	—	—	(80,849,990)
Net income for the year ended December 31, 2007	—	—	—	1,445,250	—	1,445,250

Balance, December 31, 2007	28,600,000	2,860	146,924,982	1,440,878	—	148,368,720
Adjustment to offering costs	—	—	1,423	—	—	1,423
Net income for the six months ended June 30, 2008 (Unaudited)	—	—	—	2,015,352	—	2,015,352
Distributions paid to public shareholders (Unaudited)	—	—	—	—	(3,173,140)	(3,173,140)

Balance, June 30, 2008 (Unaudited)	28,600,000	$2,860	$146,926,405	$3,456,230	$(3,173,140)	$147,212,355

See accompanying notes to condensed consolidated financial statements.

SEANERGY MARITIME CORP. AND SUBSIDIARY
(a corporation in the development stage)

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

			Period from
			August 15,
			2006
			(Inception) to
	Six Months Ended		June 30,
	June 30,		2008
	2008	2007	(Cumulative)

Net income (loss)	$2,015,352	$(3,499)	$3,456,230
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Changes in operating assets and liabilities:
(Increase) decrease in — Prepaid expenses and other current assets	51,825	15,000	(28,153)
Increase (decrease) in — Accounts payable and accrued expenses	(212,476)	(3,500)	(53,641)
Accrued interest payable to shareholders	—	8,813	—

Net cash provided by operating activities	1,854,701	16,814	3,374,436

Cash flows from investing activities:
Increase in trust account from interest earned on funds held in trust	(3,670,268)	—	(5,548,646)
Withdrawals from trust account	4,501,574	—	4,501,574
Payment of acquisition costs	(320,933)	—	(320,933)
Funds placed in trust account from offerings	—	—	(231,000,000)

Net cash provided by (used in) investing activities	510,373	—	(232,368,005)

Cash flows from financing activities:
Proceeds from initial sale of common stock	—	—	25,000
Gross proceeds from private placement	—	—	14,415,000
Gross proceeds from public offering	—	—	231,000,000
Distribution to public shareholders	(3,173,140)	—	(3,173,140)
Payment of offering costs	—	(270,843)	(11,870,731)
Proceeds from underwriter’s purchase option	—	—	100
Proceeds from shareholders loans	—	—	350,000
Repayment of shareholders loans	—	—	(450,986)
Advances from shareholders, net	—	25,000	100,986

Net cash provided by (used in) financing activities	(3,173,140)	(245,843)	230,396,229

Net increase (decrease) in cash	(808,066)	(229,029)	1,402,660
Cash at beginning of period	2,210,726	355,938	—

Cash at end of period	$1,402,660	$126,909	$1,402,660

Cash paid for:
Interest	$—	$—	$14,086

Supplemental disclosure of non-cash financing activities:
Capital contributed by founding shareholders in the form of legal fees paid	$—	$—	$400,000

Increase in accrued offering costs and placement fees	$—	$430,816	$5,791,537

Increase in accrued acquisition costs	$1,179,652	$—	$1,179,652

Shareholder advances converted to notes payable	$—	$100,986	$100,986

Common stock subject to possible redemption	$—	$—	$80,849,990

Par value of common stock surrendered and cancelled	$—	$176	$176

Fair value of unit purchase option issued to underwriters	$—	$—	$7,390,000

See accompanying notes to condensed consolidated financial statements.

SEANERGY MARITIME CORP. AND SUBSIDIARY
(a corporation in the development stage)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
Three Months and Six Months Ended June 30, 2008 and 2007

1.	Basis of Presentation

The condensed consolidated financial statements of Seanergy Maritime Corp. (the “Company”) at June 30, 2008, for the three months ended June 30, 2008 and 2007, the six months ended June 30, 2008 and 2007, and for the period from August 15, 2006 (inception) to June 30, 2008 (cumulative), are unaudited. In the opinion of management, all adjustments (including normal recurring accruals) have been made that are necessary to present fairly the financial position of the Company as of June 30, 2008 and the results of its operations for the three months ended June 30, 2008 and 2007, the six months ended June 30, 2008 and 2007, and for the period from August 15, 2006 (inception) to June 30, 2008 (cumulative), and its cash flows for the six months ended June 30, 2008 and 2007, and for the period from August 15, 2006 (inception) to June 30, 2008 (cumulative). Operating results for the interim periods presented are not necessarily indicative of the results to be expected for a full fiscal year. The condensed balance sheet at December 31, 2007 has been derived from the Company’s audited financial statements included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2007, as filed with the Securities and Exchange Commission.

The statements and related notes have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission. Accordingly, certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. Generally Accepted Accounting Principles have been omitted pursuant to such rules and regulations. These condensed consolidated financial statements should be read in conjunction with the financial statements and other information included in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007, as filed with the Securities and Exchange Commission.

2.	Organization and Proposed Business

Seanergy Maritime Corp. was incorporated in the Marshall Islands on August 15, 2006, originally under the name Seanergy Maritime Acquisition Corp., as a blank check company formed to acquire, through a merger, capital stock exchange, asset acquisition or other similar business combination, one or more businesses in the maritime shipping industry or related industries. The Company changed its name to Seanergy Maritime Corp. on February 20, 2007.

At June 30, 2008, the Company had not yet commenced any business operations and was therefore considered a “corporation in the development stage”. All activity through June 30, 2008 related to the Company’s formation and capital raising efforts and, subsequent to the Public Offering in September 2007, efforts to acquire an operating business, as described below. The Company is subject to the risks associated with development stage companies. The Company has selected December 31 as its fiscal year-end.

The Company’s ability to acquire an operating business was contingent upon obtaining adequate financial resources through a private placement in accordance with Regulation S under the Securities Act of 1933, as amended (“Private Placement”) and a public offering (“Public Offering”, and together with the Private Placement, the “Offerings”), which are discussed in Note 4. The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Offerings, although substantially all of the net proceeds of the Offerings are intended to be generally applied toward consummating a business combination with an operating company. As used herein, a “target business” includes one or more operating businesses or assets in the maritime shipping industry, or related industries, or a combination thereof, and a “business combination” means the acquisition by the Company of such a target business.

On January 4, 2008, the Company formed a new wholly owned subsidiary, Seanergy Merger Corp. (subsequently renamed Seanergy Maritime Holdings Corp.), under the laws of the Marshall Islands.

SEANERGY MARITIME CORP. AND SUBSIDIARY
(a corporation in the development stage)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)
Three Months and Six Months Ended June 30, 2008 and 2007

On May 19, 2008, the Company determined that it now falls within the definition of a “Foreign Private Issuer” as defined under the Securities Exchange Act of 1934, as amended, because (i) the majority of its executive officers and directors are not United States citizens or residents, (ii) all of its assets are located outside of the United States, and (iii) the Company’s business is not administered principally in the United States.

On May 20, 2008, the Company entered into definitive agreements pursuant to which Seanergy Maritime Holdings Corp. (formerly Seanergy Merger Corp.) would purchase, for an aggregate purchase price of (i) $367,030,750 in cash, (ii) $28,250,000 in the form of a convertible promissory note, and (iii) up to 4,308,075 shares of Seanergy Maritime Holdings Corp. common stock (subject to Seanergy Maritime Holdings Corp. meeting certain EBITDA thresholds post-closing), six dry bulk vessels from companies associated with members of the Restis family, including four second hand vessels and two newly built vessels. On August 28, 2008, Seanergy Maritime Holdings Corp. completed the acquisition, through its designated nominee companies (which are wholly owned subsidiaries), of three of the six dry bulk vessels, including two Supramax vessels and one Handysize vessel. On that date, Seanergy Maritime Holdings Corp. took delivery of the 2008-built M/V Davakis G (54,000 dwt), the 2008-built M/V Delos Ranger (54,000 dwt), and the 1997-built M/V African Oryx (24,110 dwt). Each of these vessels is chartered for a one-year term to South African Marine Corporation S.A., an affiliate of the Restis family, at charter rates of $60,000, $60,000 and $30,000 per day, respectively. On September 11, 2008, Seanergy Maritime Holdings Corp. completed the acquisition, through its designated nominee company, of a fourth vessel, the M/V Bremen Max (73,503 dwt), a 1993-built, Panamax vessel, chartered at the rate of $65,000 per day to South African Maritime Corporation S.A. for a one-year term. On September 25, 2008, Seanergy Maritime Holdings Corp. completed the acquisition, through its designated nominee companies, of the final two vessels, the M/V Hamburg Max (73,498 dwt), a 1994-built, Panamax vessel, and the M/V African Zebra (38,632 dwt), a 1985-built, Handymax vessel. The M/V Hamburg Max and the M/V African Zebra are chartered at rates of $65,000 and $36,000 per day, respectively, to South African Marine Corporation S.A. for a one-year term. Seanergy Maritime Holdings Corp. has completed all of the acquisitions contemplated by the definitive agreements dated May 20, 2008. The acquisition of the vessels was completed with funds from the Company’s Trust Account and with financing provided by Marfin Bank S.A. of Greece. Pursuant to a financing agreement dated August 28, 2008, Seanergy Maritime Holdings Corp.’s vessel-owning subsidiaries were permitted to borrow, with the Company and Seanergy Maritime Holdings Corp. acting as guarantors, a maximum of $255,000,000 in connection with the purchase of the vessels, subject to how many public shareholders of the Company exercised their redemption rights. Additional information with respect to this transaction is presented at Note 11.

3.	Summary of Significant Accounting Policies

Principles of Consolidation

The accompanying condensed consolidated financial statements include the financial statements of the Company and its wholly owned subsidiary, Seanergy Maritime Holdings Corp. All intercompany balances and transactions have been eliminated in consolidation.

Cash Equivalents and Concentrations of Credit Risk

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.

The Company maintains its non-trust cash and cash equivalent accounts with a financial institution located in Greece. The balances in such accounts are insured by the Central Bank of Greece up to 20,000

SEANERGY MARITIME CORP. AND SUBSIDIARY
(a corporation in the development stage)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)
Three Months and Six Months Ended June 30, 2008 and 2007

Euros (approximately $31,600 at June 30, 2008). At June 30, 2008, the Company’s uninsured non-trust cash balance amounted to approximately $1,371,000.

The Company maintains its cash and cash equivalent accounts held in trust with a financial institution located in London, England. Such cash and cash equivalents held in trust may, at times, exceed insured limits. The Company maintains its cash and cash equivalents held in trust with financial institutions with high credit ratings.

Income Taxes

The Company accounts for income taxes pursuant to Statement of Financial Accounting Standards (“SFAS”) No. 109, “Accounting for Income Taxes”, which establishes financial accounting and reporting standards for the effects of income taxes that result from an enterprise’s activities during the current and preceding years. SFAS No. 109 requires an asset and liability approach for financial accounting and reporting for income taxes.

In July 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109” (“FIN 48”), which provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position may be recognized only if it is “more likely than not” that the position is sustainable based on its technical merits. The provisions of FIN 48 are effective for fiscal years beginning after December 15, 2006. The adoption of FIN 48 on January 1, 2007 did not have a material effect on the Company’s condensed consolidated financial statements.

For United States federal income tax purposes, the Company has elected to be classified as a partnership effective January 1, 2007. The Company makes quarterly distributions of interest income earned on the trust account to its Public Shareholders on a pro rata basis (see Note 4). The Company anticipates that substantially all of the funds in the trust account will be invested in tax exempt money market accounts that will generate income, which generally should be exempt from United States federal income tax.

Earnings Per Share

The Company computes earnings per share (“EPS”) in accordance with SFAS No. 128, “Earnings per Share” and SEC Staff Accounting Bulletin No. 98 (“SAB 98”). SFAS No. 128 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as the income available to common shareholders divided by the weighted average common shares outstanding for the period. Diluted EPS is similar to basic EPS but presents the dilutive effect on a per share basis of potential common shares (e.g., warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential common shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS.

SEANERGY MARITIME CORP. AND SUBSIDIARY
(a corporation in the development stage)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)
Three Months and Six Months Ended June 30, 2008 and 2007

The calculation of net income (loss) per common share is summarized below. The calculation of diluted weighted average common shares outstanding for the three months and six months ended June 30, 2008 is based on the average of the closing price of the Company’s common stock as quoted on the American Stock Exchange.

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2008	2007	2008	2007

Basic:
Net income (loss)	$920,133	$(2,689)	$2,015,352	$(3,499)
Weighted average common shares outstanding	28,600,000	5,500,000	28,600,000	5,987,540

Net income (loss) per common share — basic	$0.03	$(0.00)	$0.07	$(0.00)

Diluted:
Net income (loss)	$920,133	$(2,689)	$2,015,352	$(0.00)
Weighted average common shares outstanding	28,600,000	5,500,000	28,600,000	5,987,540
Effect of dilutive warrants	12,548,398	—	12,267,846	—
Diluted weighted average common shares outstanding	41,148,398	5,500,000	40,867,846	5,987,540

Net income (loss) per common share — diluted	$0.02	$(0.00)	$0.05	$(0.00)

At June 30, 2008, potentially dilutive securities consisted of outstanding warrants and options to acquire an aggregate of 41,116,667 shares of common stock, as follows, of which options to acquire 2,000,000 shares were anti-dilutive at such date.

Insiders warrants	16,016,667
Public warrants	23,100,000
Underwriters purchase option	2,000,000

Total	41,116,667

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents, cash held in trust, prepaid expenses, accounts payable, accrued expenses, due to underwriter, due to shareholders and notes payable to shareholders approximate their respective fair values, due to the short-term nature of these items and the current interest rates payable in relation to current market conditions.

Share-Based Payments

The Company accounts for share-based payments pursuant to SFAS No. 123R, “Share-Based Payments”. SFAS No. 123R requires all share-based payments, including grants of employee stock options to employees,

SEANERGY MARITIME CORP. AND SUBSIDIARY
(a corporation in the development stage)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)
Three Months and Six Months Ended June 30, 2008 and 2007

to be recognized in the financial statements based on their fair values. The Company adopted SFAS No. 123R on August 15, 2006 (Inception) and expects that it could have a material impact on the Company’s condensed consolidated financial statements to the extent that the Company grants stock-based compensation in future periods.

Foreign Currency Translation

The Company’s reporting currency is the United States dollar. Although the Company maintains a cash account with a bank in Greece, it is denominated in United States dollars, and most of the Company’s expenditures to date have been denominated in United States dollars. Accordingly, the Company has designated its functional currency as the United States dollar.

For amounts not initially designated in United States dollars, asset and liability accounts are translated using the exchange rate in effect at the balance sheet date, and statement of operations accounts are translated using the average exchange rate for each quarterly reporting period.

Gains or losses resulting from translation adjustments, which to date have not been material, are included in operating expenses in the statement of operations.

Adoption of New Accounting Policies

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”, which establishes a formal framework for measuring fair value under (GAAP). SFAS No. 157 defines and codifies the many definitions of fair value included among various other authoritative literature, clarifies and, in some instances, expands on the guidance for implementing fair value measurements, and increases the level of disclosure required for fair value measurements. SFAS No. 157 applies to all other accounting pronouncements requiring or permitting fair value measurements, except for: SFAS No. 123R, share-based payment and related pronouncements, the practicability exceptions to fair value determinations allowed by various other authoritative pronouncements, and AICPA Statements of Position 97-2 and 98-9 that deal with software revenue recognition. The Company adopted SFAS No. 157 on January 1, 2008.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities”, which provides companies with an option to report selected financial assets and liabilities at fair value. SFAS No. 159’s objective is to reduce both complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. Generally accepted accounting principles have required different measurement attributes for different assets and liabilities that can create artificial volatility in earnings. SFAS No. 159 helps to mitigate this type of accounting-induced volatility by enabling companies to report related assets and liabilities at fair value, which would likely reduce the need for companies to comply with detailed rules for hedge accounting. SFAS No. 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. SFAS No. 159 requires companies to provide additional information that will help investors and other users of financial statements to more easily understand the effect of the Company’s choice to use fair value on its earnings. SFAS No. 159 also requires companies to display the fair value of those assets and liabilities for which the Company has chosen to use fair value on the face of the balance sheet. SFAS No. 159 does not eliminate disclosure requirements included in other accounting standards, including requirements for disclosures about fair value measurements included in SFAS No. 157 and SFAS No. 107. The Company adopted SFAS No. 159 on January 1, 2008.

SEANERGY MARITIME CORP. AND SUBSIDIARY
(a corporation in the development stage)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)
Three Months and Six Months Ended June 30, 2008 and 2007

The adoption of SFAS No. 157 and SFAS No. 159 on January 1, 2008 did not have any effect on the Company’s financial statement presentation or disclosures.

Recent Accounting Pronouncements

In December 2007, the FASB issued SFAS No. 141(R), “Business Combinations”, which requires an acquirer to recognize in its financial statements as of the acquisition date (i) the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree, measured at their fair values on the acquisition date, and (ii) goodwill as the excess of the consideration transferred plus the fair value of any noncontrolling interest in the acquiree at the acquisition date over the fair values of the identifiable net assets acquired. Acquisition-related costs, which are the costs an acquirer incurs to effect a business combination, will be accounted for as expenses in the periods in which the costs are incurred and the services are received, except that costs to issue debt or equity securities will be recognized in accordance with other applicable GAAP. SFAS No. 141(R) makes significant amendments to other Statements and other authoritative guidance to provide additional guidance or to conform the guidance in that literature to that provided in SFAS No. 141(R). SFAS No. 141(R) also provides guidance as to what information is to be disclosed to enable users of financial statements to evaluate the nature and financial effects of a business combination. SFAS No. 141(R) is effective for financial statements issued for fiscal years beginning on or after December 15, 2008. Early adoption is prohibited. The adoption of SFAS No. 141(R) will affect how the Company accounts for a business combination concluded after December 31, 2008.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51”, which requires that ownership interests in subsidiaries held by parties other than the parent, and the amount of consolidated net income, be clearly identified, labeled and presented in the consolidated financial statements. SFAS No. 160 also requires that once a subsidiary is deconsolidated, any retained noncontrolling equity investment in the former subsidiary be initially measured at fair value. Sufficient disclosures are required to clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS No. 160 amends FASB No. 128 to provide that the calculation of earnings per share amounts in the consolidated financial statements will continue to be based on the amounts attributable to the parent. SFAS No. 160 is effective for financial statements issued for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008, and requires retroactive adoption of the presentation and disclosure requirements for existing minority interests. All other requirements are applied prospectively. Early adoption is prohibited. The Company does not currently anticipate that the adoption of SFAS No. 160 will have any impact on its financial statement presentation or disclosures.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133”. SFAS No. 161 amends and expands the disclosure requirements of SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”. The objective of SFAS No. 161 is to provide users of financial statements with an enhanced understanding of how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for under SFAS No. 133 and its related interpretations, and how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. SFAS No. 161 requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of and gains and losses on derivative instruments, and disclosures about credit-risk-related contingent features in derivative agreements. SFAS No. 161 applies to all derivative financial instruments, including bifurcated derivative instruments (and nonderivative instruments that are designed and qualify as hedging instruments pursuant to paragraphs 37 and 42 of SFAS No. 133) and related hedged items accounted for under SFAS No. 133 and its related interpretations. SFAS No. 161 also amends certain provisions of SFAS No. 131.

SEANERGY MARITIME CORP. AND SUBSIDIARY
(a corporation in the development stage)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)
Three Months and Six Months Ended June 30, 2008 and 2007

SFAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. SFAS No. 161 encourages, but does not require, comparative disclosures for earlier periods at initial adoption. The Company does not currently anticipate that the adoption of SFAS No. 161 will have any impact on its financial statement presentation or disclosures.

4.	Private Placement and Public Offering

On September 28, 2007, the Company, pursuant to its Public Offering, sold 23,100,000 units, which included 1,100,000 units exercised pursuant to the underwriters’ over-allotment option, at a price of $10.00 per unit. Each unit consisted of one share of the Company’s common stock, $0.0001 par value, and one redeemable common stock purchase warrant. Each warrant entitles the holder to purchase from the Company one share of common stock at an exercise price of $6.50 per share commencing the later of the completion of a business combination with a target business or one year from the effective date of the Public Offering and expires on September 28, 2011, four years from the date of the offering prospectus. The warrants will be redeemable at a price of $0.01 per warrant upon 30 days notice after the warrants become exercisable, only in the event that the last sale price of the common stock is at least $14.25 per share for any 20 trading days within a 30 trading day period ending on the third day prior to date on which notice of redemption is given. Pursuant to the terms of the warrant agreement governing the warrants, in no event will a warrant holder be entitled to receive a net-cash settlement in lieu of physical settlement in shares of common stock in the event that the Company is not in compliance with its obligation to register and maintain a current registration statement under the Securities Act of 1933, as amended, with respect to the underlying shares of common stock. Accordingly, the warrants may never be redeemed and could expire unexercised since a valid registration statement covering the underlying shares of common stock is required in either case, because there is no net-cash settlement. The underwriters did not exercise any of the remaining units as part of their over-allotment option. The common stock and warrants included in the units began to trade separately on October 26, 2007.

The Company agreed to pay the underwriters in the Public Offering an underwriting discount of 3.75% of the gross proceeds, and upon the consummation of a business combination the underwriters will receive an additional contingent underwriting discount equal to 2.25% of the gross proceeds. With respect to units sold pursuant to the underwriters’ over-allotment option, the underwriters received an underwriting discount of 2.25% of the gross proceeds, and upon the consummation of a business combination the underwriters will receive an additional contingent underwriting discount equal to 3.75% of the gross proceeds. With respect to the 23,100,000 units sold on September 28, 2007, the total contingent underwriting discount was $5,362,500. As of June 30, 2008, the amount due to underwriter consisted of the total contingent underwriting discount of $5,362,500, plus $106,179 of accrued interest, as described at Note 9. At December 31, 2007, the amount due to underwriter consisted of the total contingent underwriting discount of $5,362,500, plus $44,642 of accrued interest.

Pursuant to the underwriting agreement, the Company also paid a 1.0% non-accountable expense allowance, and issued a unit purchase option to Maxim, for $100, to purchase up to a total of 1,000,000 units at $12.50 per unit. Pursuant to the terms of the unit purchase option, under no circumstances will the Company be required to net-cash settle the exercise of the Unit Purchase Option or the underlying warrants. This would be applicable in the event that the Company is not in compliance with its obligation to register and maintain a current registration statement under the Securities Act of 1933, as amended, with respect to the underlying shares of common stock. Accordingly the underlying warrants may never be redeemed and could expire unexercised as a current registration statement covering the underlying shares of common stock is required in either case. Because there is no net-cash settlement, the Company accounted for the fair value of the unit purchase option, inclusive of the receipt of the $100 cash payment, as a cost of the Public Offering, resulting

SEANERGY MARITIME CORP. AND SUBSIDIARY
(a corporation in the development stage)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)
Three Months and Six Months Ended June 30, 2008 and 2007

in a charge directly to shareholders’ equity. The Company estimates that the fair value of this unit purchase option is approximately $7,390,000 ($7.39 per unit) using a Black- Scholes option-pricing model. The fair value of the unit purchase option granted to Maxim was estimated as of the date of grant using the following assumptions: (1) expected volatility of 100.0%, (2) risk-free interest rate of 5.0%, and (3) expected life of 5 years. The unit purchase option may be exercised for cash or on a “cashless” basis, at the holder’s option, such that the holder may use the appreciated value of the unit purchase option (the difference between the exercise prices of the unit purchase option and the underlying warrants and the market price of the units and underlying securities) to exercise the unit purchase option without the payment of any cash. The warrants underlying such units will be exercisable at $6.50 per share.

On September 28, 2007, the closing date of the Offerings, 100% of the proceeds of the Public Offering, which consisted of $231,000,000, including $5,362,500 of contingent underwriting compensation, which will be paid to Maxim if a business combination is consummated, but which will be forfeited in part if the public shareholders elect to have their shares redeemed for cash and in full if a business combination is not consummated, was placed in a trust account at Deutsche Bank Trust Company Americas maintained by Continental Stock Transfer & Trust Company, New York, New York, as trustee (“Trust Account”), and invested until the earlier of (i) the consummation of the Company’s first business combination or (ii) the liquidation of the Company. In the event that the over-allotment option had been exercised in full, the first quarterly interest distribution to the public shareholders following the closing of the over-allotment would have been reduced by $742,500 to permit the Company to draw down from the interest earned on the proceeds in the Trust Account of $742,500 to replace the $742,500 of the costs and expenses incurred and paid in connection with the exercise of the over-allotment option, in order to ensure that at all times there was a minimum of $10.00 per unit held in the Trust Account. On September 28, 2007, one-third of the over-allotment option was exercised, as a result of which the Company was only permitted to draw down one-third of the $742,500, or $247,500, from the interest earned on the proceeds in the Trust Account. The expenses that the Company may incur prior to consummation of a business combination may only be paid from the net proceeds of the Public Offering and the Private Placement not held in the Trust Account, which initially was $3,000,000, subject to the Company’s ability to draw down an additional $247,500 of interest earned on the Trust Account as described above.

On September 28, 2007, and prior to the consummation of the Public Offering described above, all of the Company’s executive officers purchased from the Company an aggregate of 16,016,667 warrants at $0.90 per warrant in a Private Placement. All insider warrants issued in the Private Placement are identical to the warrants in the units sold in the Public Offering, except that: (i) subject to certain limited exceptions, none of the warrants are transferable or saleable until after the Company completes a business combination; (ii) the warrants are not subject to redemption if held by the initial holders thereof; and (iii) the warrants may be exercised on a cashless basis if held by the initial holders thereof. A portion of the proceeds from the sale of these insider warrants has been added to the proceeds from the Public Offering held in the Trust Account pending the completion of the Company’s initial business combination, with the balance held outside the Trust Account to be used for working capital purposes. No placement fees were payable on the warrants sold in the Private Placement. The sale of the warrants to management did not result in the recognition of any stock-based compensation expense because they were sold at approximate fair market value.

Upon signing a definitive agreement for the acquisition of a target business, the Company was required to submit such transaction for shareholder approval. In the event that public shareholders owning 35.0% or more of the outstanding stock sold in the public offering voted against the business combination and elected to have the Company redeem their shares for cash, the business combination would not be consummated. All of the Company’s shareholders prior to the Offerings, including all of the officers and directors of the Company (“Initial Shareholders”), have agreed to vote their 5,500,000 founding shares of common stock in accordance

SEANERGY MARITIME CORP. AND SUBSIDIARY
(a corporation in the development stage)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)
Three Months and Six Months Ended June 30, 2008 and 2007

with the vote of the majority of shares purchased in the Public Offering with respect to any business combination and to vote any shares they acquire in the Public Offering, or in the aftermarket, in favor of the business combination. After consummation of the Company’s first business combination, all of these voting safeguards will no longer be applicable.

With respect to the first business combination that was approved and consummated, any holder of shares sold in the Public Offering, other than the Initial Shareholders and their nominees (the “Public Shareholders”), who voted against the business combination required that the Company redeem their shares. The per share redemption price was equal to $10.00 per share (inclusive of a pro rata portion of the contingent underwriting compensation of $0.225 per share). Accordingly, Public Shareholders holding up to one share less than 35.0% of the aggregate number of shares sold in the Offerings, or 8,084,999 shares, could require that the Company redeem their shares in the event of a business combination.

On September 24, 2007, the Company amended its Amended and Restated Articles of Incorporation and filed its Second Amended and Restated Articles of Incorporation to provide for mandatory liquidation of the Company on September 28, 2009. A proposal to amend this provision may only be submitted to shareholders in connection with any proposed Business Combination pursuant to the terms of the Second Amended and Restated Articles of Incorporation.

On May 20, 2008, the Company entered into definitive agreements pursuant to which Seanergy Maritime Holdings Corp. (formerly Seanergy Merger Corp.) would purchase, for an aggregate purchase price of (i) $367,030,750 in cash, (ii) $28,250,000 in the form of a convertible promissory note, and (iii) up to 4,308,075 shares of Seanergy Maritime Holdings Corp. common stock (subject to Seanergy Maritime Holdings Corp. meeting certain EBITDA thresholds post-closing), six dry bulk vessels from companies associated with members of the Restis family, including four second hand vessels and two newly built vessels. On August 28, 2008, Seanergy Maritime Holdings Corp. completed the acquisition, through its designated nominee companies (which are wholly owned subsidiaries), of three of the six dry bulk vessels, including two Supramax vessels and one Handysize vessel. On that date, Seanergy Maritime Holdings Corp. took delivery of the 2008-built M/V Davakis G (54,000 dwt), the 2008-built M/V Delos Ranger (54,000 dwt), and the 1997-built M/V African Oryx (24,110 dwt). Each of these vessels is chartered for a one-year term to South African Marine Corporation S.A., an affiliate of the Restis family, at charter rates of $60,000, $60,000 and $30,000 per day, respectively. On September 11, 2008, Seanergy Maritime Holdings Corp. completed the acquisition, through its designated nominee company, of a fourth vessel, the M/V Bremen Max (73,503 dwt), a 1993-built, Panamax vessel, chartered at the rate of $65,000 per day to South African Maritime Corporation S.A. for a one-year term. On September 25, 2008, Seanergy Maritime Holdings Corp. completed the acquisition, through its designated nominee companies, of the final two vessels, the M/V Hamburg Max (73,498 dwt), a 1994-built, Panamax vessel, and the M/V African Zebra (38,632 dwt), a 1985-built, Handymax vessel. The M/V Hamburg Max and the M/V African Zebra are chartered at rates of $65,000 and $36,000 per day, respectively, to South African Marine Corporation S.A. for a one-year term. Seanergy Maritime Holdings Corp. has completed all of the acquisitions contemplated by the definitive agreements dated May 20, 2008. The acquisition of the vessels was completed with funds from the Company’s Trust Account and with financing provided by Marfin Bank S.A. of Greece. Pursuant to a financing agreement dated August 28, 2008, Seanergy’s vessel-owning subsidiaries were permitted to borrow, with the Company and Seanergy Maritime Holdings Corp. acting as guarantors, a maximum of $255,000,000 in connection with the purchase of the vessels, subject to how many public shareholders of the Company exercised their redemption rights. Additional information with respect to this transaction is presented at Note 11.

SEANERGY MARITIME CORP. AND SUBSIDIARY
(a corporation in the development stage)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)
Three Months and Six Months Ended June 30, 2008 and 2007

5.	Money Market Funds — Held in Trust

On May 16, 2008, the Company instructed Continental Stock Transfer & Trust Company, the trustee of the Company’s Trust Account, to establish a new Trust Account at HSBC Bank Plc., the London affiliate of HSBC Bank, and to transfer the funds in the Company’s Trust Account from Deutsche Bank Trust Company Americas to the new HSBC trust account in London, England.

Money market funds — held in trust at June 30, 2008 consist of an investment in the Lehman Brothers Tax-Exempt Portfolio with a market value of $232,153,251, and annualized tax-exempt yield of 1.58%.

The Lehman Brothers Tax-Exempt Portfolio invests in high-quality, short-term municipal securities of state and local governments and their agencies located in any of the fifty states, the District of Columbia, Puerto Rico, and other U.S. territories and possessions denominated in United States dollars with ratings of Aaa (Moody’s Investor Services) and AAA/V1+ (Fitch Ratings). Most of the portfolio’s performance is dependent on credit quality and interest rates. The Lehman Brothers Tax-Exempt Portfolio is not covered by insurance.

Money market funds — held in trust at December 31, 2007 consist primarily of an investment in the BlackRock MuniFund with a market value of $232,913,036, and an annualized tax-exempt yield 3.16%.

The BlackRock MuniFund commenced operations on February 4, 1980, and invests in money market instruments: U.S. state and sub-division tax-exempt obligations with remaining maturities of less than 13 months, bonds rated AA, notes rated SP-1/MIG-1, and variable rate demand notes rated VMIG-1. Certain portions of this investment fund may not be covered by insurance.

6.	Notes Payable and Due to Shareholders

On December 14, 2006, the Company issued a series of unsecured promissory notes totaling $350,000 to its Initial Shareholders. The notes bear interest at the rate of 4.0% per annum and were due and payable on the earlier of (i) December 14, 2007 or (ii) the date on which the Company consummated an initial public offering of its securities. The notes, including related accrued interest of $11,219, were paid in full on September 28, 2007.

Prior to December 31, 2006, three of the Company’s Initial Shareholders had advanced a total of $75,986 in cash and other expenditures to the Company on a non-interest bearing basis. On January 5, 2007, an additional $25,000 was advanced on a similar basis. On January 12, 2007, these advances were converted into unsecured promissory notes bearing interest at the rate of 4.0% per annum and made due and payable on the earlier of (i) January 12, 2008 or (ii) the date on which the Company consummated an initial public offering of its securities. The notes, including related accrued interest of $2,867, were paid in full on September 28, 2007.

7.	Common Stock

The Company is authorized to issue 89,000,000 shares of its common stock with a par value $0.0001 per share. On October 31, 2006, the Company’s Initial Shareholders subscribed to 7,264,893 shares of common stock for a total of $25,000. All subscriptions were paid in full in November 2006.

On February 20, 2007, an aggregate of 1,764,893 shares of common stock were surrendered to the Company for cancellation by the Initial Shareholders on a pro rata basis, thus reducing the common shares outstanding on such date to 5,500,000 shares.

SEANERGY MARITIME CORP. AND SUBSIDIARY
(a corporation in the development stage)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)
Three Months and Six Months Ended June 30, 2008 and 2007

On July 6, 2007, the Company approved a resolution to effect a one and one-half-for-one stock split in the form of a stock dividend, which resulted in the issuance of an additional 1,250,000 shares of the Company’s common stock to its shareholders; on August 6, 2007, the Company approved a resolution to effect a one and one-third-for-one stock split in the form of a stock dividend which resulted in the issuance of an additional 1,250,000 shares of the Company’s common stock to its shareholders; and on September 24, 2007, the Company approved a resolution to effect a one and one-tenth-for-one stock split in the form of a stock dividend which resulted in the issuance of an additional 500,000 shares of the Company’s common stock to its shareholders. The Company’s condensed consolidated financial statements and footnotes thereto give retroactive effect to all such stock splits.

On September 28, 2007, the Initial Shareholders contributed $400,000 to the capital of the Company in the form of legal fees paid on the Company’s behalf.

8.	Preferred Stock

The Company is authorized to issue 1,000,000 shares of preferred stock with a par value $0.0001 per share, with such designations, voting and other rights and preferences as may be determined from time to time by the Board of Directors.

9.	Commitments and Contingencies

Pursuant to the Company’s Second Amended and Restated Articles of Incorporation, the Company is required to make distributions to its public shareholders on a quarterly basis, equivalent to the interest earned on the trust (less any taxes payable by the Company and exclusive of (i) up to $420,000 of interest earned on Maxim’s deferred underwriting compensation and (ii) up to an aggregate of $742,500 of interest income on the proceeds in the Trust Account that the Company was permitted to draw down in the event the over-allotment option was exercised in full) on a pro-rata basis to its public shareholders until the earlier of the consummation of a business combination or the Company’s liquidation. Please see Note 4 for further discussion regarding draw down on interest income.

On January 2, 2008, the Company announced that it would pay its first quarterly distribution of $1,630,791, or $0.0706 per share, on January 15, 2008, to shareholders of record on January 9, 2008. The distribution consisted of interest earned on the Trust Account, less permitted adjustments for interest earned on the deferred underwriting commission of $44,642, and $247,500 relating to the over-allotment option.

On April 1, 2008, the Company announced that it would pay its regular quarterly distribution for the three months ended March 31, 2008, in the amount of $1,542,349, or $0.0668 per share, on April 15, 2008, to shareholders of record on April 9, 2008. The distribution for the three months ended March 31, 2008 consisted of interest earned on the Trust Account, less a permitted adjustment for interest earned on the deferred underwriting commission of $36,653.

On July 1, 2008, the Company announced that it would pay its regular quarterly distribution for the three months ended June 30, 2008, in the amount of $1,080,934, or $0.0468 per share, on July 15, 2008, to shareholders of record on July 9, 2008. The distribution for the three months ended June 30, 2008 consisted of interest earned on the Trust Account, less a permitted adjustment for interest earned on the deferred underwriting commission of $24,882.

The Company was not permitted to proceed with a business combination if Public Shareholders owning 35.0% or more of the shares sold in the Public Offering voted against the business combination and exercised their redemption rights. Accordingly, the Company could effect a business combination if Public Shareholders owning up to one share less than 35.0% of the aggregate shares sold in the Public Offering exercise their

SEANERGY MARITIME CORP. AND SUBSIDIARY
(a corporation in the development stage)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)
Three Months and Six Months Ended June 30, 2008 and 2007

redemption rights. Under such circumstances, the Company is required to redeem for cash up to 8,084,999 shares of common stock, at an expected initial per share redemption price of $10.00. However, the ability of shareholders to receive $10.00 per unit is subject to any valid claims by the Company’s creditors which are not covered by amounts held in the Trust Account or the indemnities provided by the Company’s officers and directors. The expected redemption price per share is greater than each shareholder’s initial pro rata share of the Trust Account of approximately $9.775 per share. Of the excess redemption price, approximately $0.225 per share represents a portion of the underwriters’ contingent fee, which they have agreed to forego for each share that is redeemed. Accordingly, the total deferred underwriting compensation payable to the underwriters in the event of a business combination would be reduced by approximately $0.225 for each share that is redeemed. The balance would be paid from proceeds held in the Trust Account, which are payable to the Company upon consummation of a business combination. Even if less than 35.0% of the shareholders exercise their redemption rights, the Company would not be able to consummate a business combination if such redemption left the Company with funds representing less than a fair market value at least equal to 80.0% of the amount in the Trust Account (excluding any deferred underwriting compensation plus interest thereon held for the benefit of Maxim) at the time of such acquisition, which amount was required as a condition to the consummation of the Company’s initial business combination, and the Company would therefore be forced to arrange additional financing to consummate such a business combination (or a different business combination) or to liquidate.

On June 21, 2006, the Company engaged Maxim, on a non-exclusive basis, as its agent for the solicitation of the exercise of the warrants. To the extent not inconsistent with the guidelines of the NASD and the rules and regulations of the Securities and Exchange Commission, the Company has agreed to pay the representative for bona fide services rendered a commission equal to 5.0% of the exercise price for each warrant exercised more than one year after the date of the Public Offering if the exercise was solicited by the underwriters.

The Company had agreed to pay to Balthellas Chartering S.A., a company controlled by Panagiotis Zafet, the Company’s former Co-Chairman of the Board of Directors and Chief Executive Officer, and Simon Zafet, the Company’s former Chief Operating Officer and a director, $7,500 per month for 24 months, for office space and reimbursement of general and administrative expenses, commencing on the date of the Public Offering and terminating upon the date the Company consummates a business combination or liquidates. The agreement was effectively terminated during May 2008.

On May 23, 2007, the Company entered into a seven-month agreement, automatically renewable for an additional one year, for investor relations and financial media support services for a minimum monthly fee of $4,000 before a business combination, or $7,000 after a business combination.

10.	Registration Rights

The holders of the Company’s 5,500,000 issued and outstanding shares immediately prior to the completion of the Public Offering and the holders of the warrants to purchase 16,016,667 shares of common stock acquired in the Private Placement are entitled to registration rights covering the resale of their shares and the resale of their warrants and shares acquired upon exercise of their warrants. The holders of the majority of these shares are entitled to make up to two demands that the Company register their shares, warrants and shares that they are entitled to acquire upon the exercise of warrants. The holders of the majority of these shares can elect to exercise these registration rights at any time after the date on which these shares of common stock are released from escrow. In addition, these shareholders have certain “piggyback” registration rights on registration statements filed subsequent to the date on which these shares of common stock are released from escrow. The Company will bear the expenses incurred in connection with the filing of any of the foregoing registration statements.

SEANERGY MARITIME CORP. AND SUBSIDIARY
(a corporation in the development stage)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)
Three Months and Six Months Ended June 30, 2008 and 2007

In the event that a registration statement is not effective at the time of exercise, the holder of such warrant shall not be entitled to exercise such warrant and in no event will the Company be required to net cash settle the warrant exercise. Consequently, the warrants may expire unexercised.

The unit purchase option and its underlying securities have been registered under the registration statement for the Public Offering; however, the option also grants holders demand and “piggyback” registration rights for periods of five years and seven years, respectively, from the date of the Public Offering. These rights apply to all of the securities directly and indirectly issuable upon exercise of the option. The Company will bear all fees and expenses attendant to registering the securities issuable on exercise of the option, other than underwriting commissions incurred and payable by the holders.

11.	Subsequent Events

On May 20, 2008, the Company entered into definitive agreements pursuant to which Seanergy Maritime Holdings Corp. agreed to purchase, for an aggregate purchase price of (i) $367,030,750 in cash, (ii) $28,250,000 in the form of a convertible promissory note, and (iii) up to 4,308,075 shares of Seanergy Maritime Holdings Corp. common stock (subject to Seanergy Maritime Holdings Corp. meeting certain EBITDA thresholds post-closing), six dry bulk vessels from companies associated with members of the Restis family, including four second-hand vessels and two newly-built vessels.

Approval of the proposed acquisition required that a majority of the votes cast at the shareholders’ meeting be cast in favor of the proposed acquisition and that holders of fewer than 35% of the Company’s shares of common stock issued in the initial public offering (8,084,999 shares) voted against the proposed acquisition. On August, 26, 2008, shareholders of the Company approved the proposed acquisition, with holders of 6,514,175 shares voting against the proposed acquisition. Of the shareholders voting against the proposed acquisition, holders of 6,370,773 shares properly demanded redemption of their shares and were paid $63,707,730, or $10.00 per share, which included a forfeited portion of the deferred underwriter’s contingent fee.

On August 28, 2008, Seanergy Maritime Holdings Corp. completed the acquisition, through its designated nominee companies (which are wholly owned subsidiaries), of three of the six dry bulk vessels, including two Supramax vessels and one Handysize vessel. On that date, Seanergy Maritime Holdings Corp. took delivery of the 2008-built M/V Davakis G (54,000 dwt), the 2008-built M/V Delos Ranger (54,000 dwt), and the 1997-built M/V African Oryx (24,110 dwt). Each of these vessels is chartered for a one-year term to South African Marine Corporation S.A., an affiliate of the Restis family, at charter rates of $60,000, $60,000 and $30,000 per day, respectively. On September 11, 2008, Seanergy Maritime Holdings Corp. completed the acquisition, through its designated nominee company, of a fourth vessel, the M/V Bremen Max (73,503 dwt), a 1993-built, Panamax vessel, chartered at the rate of $65,000 per day to South African Maritime Corporation S.A. for a one-year term. On September 25, 2008, Seanergy Maritime Holdings Corp. completed the acquisition, through its designated nominee companies, of the final two vessels, the M/V Hamburg Max (73,498 dwt), a 1994-built, Panamax vessel, and the M/V African Zebra (38,632 dwt), a 1985-built, Handymax vessel. The M/V Hamburg Max and the M/V African Zebra are chartered at rates of $65,000 and $36,000 per day, respectively, to South African Marine Corporation S.A. for a one-year term. Seanergy Maritime Holdings Corp. has completed all of the acquisitions contemplated by the definitive agreements dated May 20, 2008.

The acquisition of the vessels was completed with funds from the Company’s Trust Account and with financing provided by Marfin Bank S.A. of Greece. Pursuant to a financing agreement dated August 28, 2008, Seanergy Maritime Holdings Corp.’s vessel-owning subsidiaries were permitted to borrow, with the Company and Seanergy Maritime Holdings Corp. acting as guarantors, a maximum of $255,000,000 in connection with the purchase of the vessels, subject to how many public shareholders of the Company exercised their

SEANERGY MARITIME CORP. AND SUBSIDIARY
(a corporation in the development stage)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)
Three Months and Six Months Ended June 30, 2008 and 2007

redemption rights. Seanergy Maritime Holdings Corp. will be required to dedicate a portion of its cash flow from operations to pay the principal and interest on such debt, which will limit the funds that would otherwise be available for working capital expenditures and other purposes, including the payment of dividends. The credit facilities consisted of a term loan facility in the amount of $165,000,000 to fund 45% of the cash portion of the purchase price of the vessel acquisition cost, and a revolving credit facility of up to $90,000,000 for investment and working capital purposes, including the payments to the redeeming public shareholders upon exercise of their redemption rights. The term loan was made available in tranches to assist the six designated nominee companies to acquire the six vessels. The term loan is to be repaid over a period of seven years commencing upon delivery of the last vessel. The amount available for draw down under the revolving facility is tied to the market values of the vessels. The revolving facility will be gradually reduced each year and will be fully repaid together with the term loan. Both the term loan and revolving facility are secured by mortgages over the vessels and other usual security interests, including charter assignments.

The acquisition of the vessels will be accounted for by the purchase method and accordingly, the total acquisition cost will be allocated to the acquired vessels and to other intangible assets, as necessary, by separately measuring the fair values of such assets acquired, based on preliminary estimates of the respective fair values, which are subject to change. No other tangible assets will be acquired and no liabilities assumed. The operations of the vessels will be consolidated with the operations of the Company commencing with their respective acquisition dates.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders:
Goldie Navigation Ltd., Pavey Services Ltd., Shoreline Universal Ltd., Valdis Marine Corp.,
Kalistos Maritime S.A. and Kalithea Maritime S.A.

We have audited the accompanying combined balance sheets of Goldie Navigation Ltd., Pavey Services Ltd., Shoreline Universal Ltd., Valdis Marine Corp., Kalistos Maritime S.A. and Kalithea Maritime S.A. (together the “Group”) as of December 31, 2007 and 2006, and the related combined statements of income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2007. These combined financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of the Group as of December 31, 2007 and 2006, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2007, in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

As discussed in Note 1 of the combined financial statements, the combined financial statements present the aggregated financial information of the six vessel-owning companies and an allocation of long-term debt. The combined financial statements may not necessarily be indicative of the Group’s financial position, results of operations, or cash flows had the Group operated as a separate entity during the period presented or for future periods.

/s/ KPMG Certified Auditors A.E.

Athens, Greece
June 16, 2008, except as to Note 20(i), which is as of July 25, 2008

Goldie Navigation Ltd., Pavey Services Ltd., Shoreline Universal Ltd.,
Valdis Marine Corp., Kalistos Maritime S.A. and Kalithea Maritime S.A.

Combined Balance Sheets
December 31, 2007 and 2006

	Note	2007	2006
	(In thousands of US dollars)

ASSETS
Vessels, net	7	244,801	114,487
Due from related parties	19	—	480

Total non-current assets		244,801	114,967

Inventories	8	223	212
Trade accounts receivable and other assets	9	928	343
Due from related parties	19	5,833	3,841
Cash and cash equivalents	10	21	1,446

Total current assets		7,005	5,842

Total assets		251,806	120,809

Equity
Capital contributions	11	40,865	36,960
Revaluation reserve	7	154,384	25,119
Retained earnings		4,408	6,980

Total equity		199,657	69,059

LIABILITIES
Long-term debt, net	12	38,580	41,354

Total non-current liabilities		38,580	41,354

Current portion of long-term debt, net	12	9,750	8,420
Trade accounts payable	13	1,180	604
Accrued expenses	14	1,098	352
Deferred revenue		781	651
Due to related parties	19	720	353
Accrued interest expense		40	16

Total current liabilities		13,569	10,396

Total equity and liabilities		251,806	120,809

The notes on pages F-41 to F-61 are an integral part of these combined financial statements

Goldie Navigation Ltd., Pavey Services Ltd., Shoreline Universal Ltd.,
Valdis Marine Corp., Kalistos Maritime S.A. and Kalithea Maritime S.A.

Combined Statements of Income
For the three years ended December 31, 2007

	Note	2007	2006	2005
	(In thousands of US dollars)

Revenue from vessels		32,297	15,607	17,016
Revenue from vessels — related party	19	3,420	10,740	10,140

		35,717	26,347	27,156
Direct voyage expenses	3	(82)	(64)	(139)

		35,635	26,283	27,017
Expenses:
Crew costs	4	(2,803)	(2,777)	(1,976)
Management fees — related party	19	(782)	(752)	(644)
Other operating expenses	5	(3,228)	(2,842)	(3,085)
Depreciation	7	(12,625)	(6,567)	(6,970)
Impairment reversal/(loss)	7	—	19,311	(19,311)

Results from operating activities		16,197	32,656	(4,969)
Finance income	6	143	132	24
Finance expense	6	(2,980)	(3,311)	(2,392)

Net finance cost		(2,837)	(3,179)	(2,368)

Net profit/(loss) for the year		13,360	29,477	(7,337)

The notes on pages F-41 to F-61 are an integral part of these combined financial statements

Goldie Navigation Ltd., Pavey Services Ltd., Shoreline Universal Ltd.,
Valdis Marine Corp., Kalistos Maritime S.A. and Kalithea Maritime S.A.

Combined Statements of Changes in Equity
For the three years ended December 31, 2007

			(Accumulated
			Deficit)/
	Capital	Revaluation	Retained
	Contributions	Reserve	Earnings	Total
	(In thousands of US dollars)

Balance at January 1, 2005	12,817	—	(3)	12,814
Net (loss) for the year	—	—	(7,337)	(7,337)

Total recognized income and expense	—	—	(7,337)	(7,337)
Capital contributions	15,980	—	—	15,980
Dividends paid	—	—	(3,319)	(3,319)

Balance at December 31, 2005	28,797	—	(10,659)	18,138

Net profit for the year	—	—	29,477	29,477
Revaluation of vessels	—	25,119	—	25,119

Total recognized income and expense	—	25,119	29,477	54,596
Capital contributions	8,163	—	—	8,163
Dividends paid	—	—	(11,838)	(11,838)

Balance at December 31, 2006	36,960	25,119	6,980	69,059

Net profit for the year	—	—	13,360	13,360
Revaluation of vessels	—	129,265	—	129,265

Total recognized income and expense	—	129,265	13,360	142,625
Capital contributions	3,905	—	—	3,905
Dividends paid	—	—	(15,932)	(15,932)

Balance at December 31, 2007	40,865	154,384	4,408	199,657

The notes on pages F-41 to F-61 are an integral part of these combined financial statements

Goldie Navigation Ltd., Pavey Services Ltd., Shoreline Universal Ltd.,
Valdis Marine Corp., Kalistos Maritime S.A. and Kalithea Maritime S.A.

Combined Statements of Cash Flows
For the three years ended December 31, 2007

	2007	2006	2005
	(In thousands of US dollars)

Cash flows from operating activities
Net profit/(loss)	13,360	29,477	(7,337)
Adjustments for:
Depreciation	12,625	6,567	6,970
Impairment loss on trade accounts receivable and due from related parties	—	870	—
Impairment (reversal) loss on vessels	—	(19,311)	19,311
Interest expense	2,914	3,272	2,371
Interest income	(143)	(132)	(13)

	28,756	20,743	21,302
Due from related parties	(1,512)	1,589	6,726
Inventories	(11)	(56)	(156)
Trade accounts receivable and other assets	(585)	(216)	(768)
Trade accounts payable	576	96	488
Accrued expenses	746	178	174
Deferred revenue	130	(260)	911
Due to related parties	367	352	(144)

	28,467	22,426	28,533
Interest paid	(2,890)	(3,265)	(2,364)

Net cash from operating activities	25,577	19,161	26,169

Cash flows from investing activities
Interest received	143	132	13
Additions for vessels	(12,685)	(5,038)	(86,706)
Dry-docking costs	(989)	(1,568)	(18)

Net cash used in investing activities	(13,531)	(6,474)	(86,711)

Cash flows from financing activities
Dividends paid	(15,932)	(11,838)	(3,319)
Capital contributions	3,905	8,163	15,980
Proceeds from long-term debt	8,400	—	55,070
Repayment of long-term debt	(9,844)	(7,573)	(7,182)

Net cash (used in) provided from financing activities	(13,471)	(11,248)	60,549

Net (decrease)/increase in cash and cash equivalents	(1,425)	1,439	7
Cash and cash equivalents at January 1	1,446	7	—

Cash and cash equivalents at December 31	21	1,446	7

The notes on pages F-41 to F-61 are an integral part of these combined financial statements

Goldie Navigation Ltd., Pavey Services Ltd., Shoreline Universal Ltd.,
Valdis Marine Corp., Kalistos Maritime S.A. and Kalithea Maritime S.A.

Notes to Combined Financial Statements
December 31, 2007 and 2006
(In thousands of US Dollars, except for share and per share data, unless otherwise stated)

1.	Business and basis of presentation

(a)	General

On May 20, 2008, companies affiliated with members of the Restis family collectively acquired a 9.62% interest in Seanergy Maritime Corp. (“Seanergy”) for $25 million in cash from existing shareholders and officers of Seanergy (the “Founders”) via the acquisition of 2,750,000 shares (the “Shares”) of the common stock (the “Common Stock”) of Seanergy and 8,008,334 warrants to purchase shares of Seanergy’s Common Stock (the “Warrants” and collectively with the Shares, the “Securities”). The Common Stock is subject to an Escrow Agreement dated September 24, 2007 entered into by the Founders pursuant to which the Shares remain in escrow with an escrow agent until the date that is 12 months after the consummation of a business combination such as that discussed in Note 20(d) (the “Business Combination”). The Warrants are subject to a Lock-Up Agreement dated September 24, 2007 (the “Lock-Up”) also entered into by the Founders pursuant to which the Warrants would not be transferred until the consummation of the Business Combination. On June 5, 2008 and June 10, 2008, a further 413,000 shares and 200,000 shares of common stock, respectively, were acquired by companies affiliated with members of the Restis family on the open market, thereby bringing their total interest in Seanergy to 11.76% (see Note 20(i)). However the voting rights associated with the Securities are governed by a voting agreement. Also on May 20, 2008 Seanergy, a Marshall Islands Corporation and its subsidiary Seanergy Merger Corp., a Marshall Islands Corporation (“Buyer”) entered into a Master Agreement pursuant to which the Buyer has agreed to purchase for an aggregate purchase price of: (i) $367,030 in cash; (ii) $28,250 in the form of a promissory note convertible to 2,260,000 shares of Buyer’s common stock at $12.50 per share; and (iii) up to 4,308,075 shares of Buyer’s common stock if Buyer achieves certain earnings before interest, tax and depreciation thresholds, six dry bulk vessels from companies associated with members of the Restis family, which include four second hand vessels and two new buildings, one of which was delivered on May 20, 2008 (see Note 20(c)). In connection with the foregoing, six Memoranda of Agreement were entered into with the vessel-owning companies indicated below.

The combined financial statements include the assets, liabilities and results of operations of the vessel-owning companies which include the second-hand dry bulk carriers and the two newbuildings (formerly Hull KA 215 and Hull KA 216) (together “the Group”). The vessel-owning companies which include the two newbuildings reflect no trading activities for all periods presented.

The combined financial statements include the following vessel-owning companies:

	Country	Date	Vessel Name
Vessel-owning Company	of Incorporation	of Incorporation	or Hull Number

Goldie Navigation Ltd.	Marshall Islands	November 23, 2004	African Zebra
Pavey Services Ltd.	British Virgin Islands	October 29, 2004	Bremen Max
Shoreline Universal Ltd.	British Virgin Islands	November 25, 2004	Hamburg Max
Valdis Marine Corp.	Marshall Islands	November 3, 2004	African Oryx
Kalistos Maritime S.A.	Marshall Islands	February 16, 2004	KA 215
Kalithea Maritime S.A.	Marshall Islands	February 16, 2004	KA 216

The vessel-owning companies with the second hand dry bulk vessels above are subsidiaries of Lincoln Finance Corp. (Lincoln), which in turn is a wholly owned subsidiary of Nouvelle Enterprises (Nouvelle). The vessel-owning companies with the new buildings (Hull numbers KA 215 and KA 216) are indirect wholly owned subsidiaries of First Financial Corporation (First). First is the controlling shareholder of the six vessel-owning companies. Lincoln, Nouvelle and First are incorporated under the laws of the Republic of the

Goldie Navigation Ltd., Pavey Services Ltd., Shoreline Universal Ltd.,
Valdis Marine Corp., Kalistos Maritime S.A. and Kalithea Maritime S.A.

Notes to Combined Financial Statements — (Continued)
December 31, 2007 and 2006

Marshall Islands with registered offices at Trust Company Complex, Ajeltake Island, P.O. Box 1405, Majuro, Marshall Islands and are owned by members of the Restis family.

The technical management of the Group is performed by Enterprises Shipping & Trading Company (EST), a corporation situated in Liberia, beneficially owned by certain members of the Restis family. EST provides the Company and other related vessel-owning companies with a wide range of shipping services that include technical support and maintenance, insurance advice, financial and accounting services for a fixed fee (refer to Note 19).

As of December 31, 2007 and 2006, the Group does not employ any executive officers or personnel other than crew aboard the vessels. The Directors of the six vessel-owning companies do not receive remuneration for the services they provide.

(b)	Basis of presentation

The combined financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

These combined financial statements reflect all of the assets, liabilities, revenues and expenses and cash flows of the Group for all periods presented. These combined financial statements exclude the assets, liabilities, revenues, expenses and cash flows that do not belong to the Group. The combined financial statements may not necessarily be indicative of the Group’s financial position, results of operations or cash flows had the Group operated as a separate entity during the periods presented or for future periods.

The companies of the Group are included in the consolidated financial statements of Lincoln and First, however these companies are independent legal entities with separate accounting records. The companies of this Group have applied the same accounting policies as when they were included in the consolidated financial statements of Lincoln and First, respectively. Therefore, in these combined financial statements, all expenses, revenues, assets and liabilities refer specifically to the Group had it operated on a standalone basis and no allocation methodology for expenses or assets and liabilities was required, except for the long-term debt (refer to Note 12). Management believes the assumptions underlying the combined financial statements are reasonable. For the purposes of the transaction the balance sheet, statement of income, statement of changes in equity and statement of cash flows have been presented on a combined basis for a three-year period.

(c)	Statement of compliance

The combined financial statements were approved by the Directors of the Group on June 12, 2008.

(d)	Basis of measurement and functional presentation currency

These combined financial statements are prepared on the historical cost basis, except for the vessels which are measured at fair value. The combined financial statements are presented in US dollars ($), which is the functional currency of the vessel-owning companies in the Group. All financial information presented in US dollars has been rounded to the nearest thousand.

(e)	Use of estimates and judgments

The preparation of these combined financial statements in accordance with IFRS, requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Goldie Navigation Ltd., Pavey Services Ltd., Shoreline Universal Ltd.,
Valdis Marine Corp., Kalistos Maritime S.A. and Kalithea Maritime S.A.

Notes to Combined Financial Statements — (Continued)
December 31, 2007 and 2006

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised and in any future periods affected. The estimates and assumptions that have the most significant effect on the amounts recognized in the combined financial statements, are estimations in relation to the revaluation of vessels, useful lives of vessels, impairment losses on vessels and on trade accounts receivable.

2.	Significant accounting policies

A summary of the significant accounting policies used in the presentation of the accompanying combined unaudited financial statements is presented below:

(a)	Principles of combination

The combined financial statements include the combined assets, liabilities and results of operations for the six vessel-owning companies (see Note 1).

Intercompany balances, transactions and unrealized gains and losses on transactions between the companies included in these combined financial statements have been eliminated in full.

All intercompany balances with entities outside the Group but which were originally included in the consolidated financial statements of Lincoln and First have not been eliminated and are presented as balances and transactions with related parties.

(b)	Foreign currency

Transactions in foreign currencies are translated to the functional currency using the exchange rates at the date of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are retranslated to the functional currency at the foreign exchange rate at that date. The foreign currency gain or loss on monetary items is the difference between amortized cost in the functional currency at the beginning of the period, adjusted for effective interest and payments during the period and the amortized cost in foreign currency translated at the exchange rate at the end of the period. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date the fair value was determined. Foreign currency differences arising on translation are recognized in the combined statement of income.

(c)	Vessels

Vessels are originally recorded at cost less accumulated depreciation and accumulated impairment losses.

Vessel cost includes the contract price of the vessel and expenditure that is directly attributable to the acquisition of the vessel (initial repairs, delivery expenses and other expenditure to prepare the vessel for its initial voyage) and borrowing costs incurred during the construction period.

When parts of a vessel have different useful lives, they are accounted for as separate items (major components) of the vessels (see Note 2(d)).

Subsequent expenditures for major improvements are also recognized in the carrying amount if it is probable that the future economic benefits embodied within the part will flow to the Group and its cost can be measured reliably. The carrying amount of the replaced part is derecognized. Routine maintenance and repairs are recognized in the combined statement of income as incurred.

Goldie Navigation Ltd., Pavey Services Ltd., Shoreline Universal Ltd.,
Valdis Marine Corp., Kalistos Maritime S.A. and Kalithea Maritime S.A.

Notes to Combined Financial Statements — (Continued)
December 31, 2007 and 2006

Vessels are subsequently measured at fair value on an annual basis. Increases in the individual vessel’s carrying amount as a result of the revaluation is recorded in recognized income and expense and accumulated in equity under the caption revaluation surplus. The increase is recorded in the combined statements of income to the extent that it reverses a revaluation decrease of the related asset. Decreases in the individual vessel’s carrying amount is recorded in the combined statements of income as a separate line item. However, the decrease is recorded in recognized income and expense to the extent of any credit balance existing in the revaluation surplus in respect of the related asset. The decrease recorded in recognized income and expense reduces the amount accumulated in equity under the revaluation surplus. The fair value of a vessel is determined through market value appraisal, on the basis of a sale for prompt, charter-free delivery, for cash, on normal commercial terms, between willing sellers and willing buyers of a vessel with similar characteristics.

Depreciation is recognized in the combined statement of income on a straight line basis over the individual vessel’s remaining estimated useful life, after considering the estimated residual value. Each vessel’s residual value is equal to the product of its light-weight tonnage and estimated scrap rate.

Management estimates the useful life of the new vessels to be 25 years from the date of initial delivery from the shipyard. Second hand vessels are depreciated from the date of their acquisition over their remaining estimated useful life. Depreciation, useful lives and residual values are reviewed at each reporting date.

A vessel is derecognized upon disposal or when no future economic benefits are expected from its use. Gains or losses on disposal are determined by comparing the proceeds from disposal with the carrying amount of the vessel and are recognized in the combined statement of income.

(d)	Dry-docking costs

From time to time the Group’s vessels are required to be dry-docked for inspection and re-licensing at which time major repairs and maintenance that cannot be performed while the vessels are in operation are generally performed. The Group defers the costs associated with dry-docking as they are incurred by capitalizing them together with the cost of the vessel. The Group then depreciates these costs on a straight-line basis over the year until the next scheduled dry-docking, generally 2.5 years. In the cases whereby the dry-docking takes place earlier than in 2.5 years, the carrying amount of the previous dry-docking is derecognized. In the event of a vessel sale, the respective carrying values of dry-docking costs are written-off at the time of sale to the combined statement of income.

At the date of acquisition of a second-hand vessel, management estimates the component of the cost that corresponds to the economic benefit to be derived from capitalized dry-docking cost, until the first scheduled dry-docking of the vessel under the ownership of the Group, and this component is depreciated on a straight-line basis over the remaining period to the estimated dry-docking date.

(e)	Financial instruments

Non-derivative financial instruments comprise trade and other receivables, cash and cash equivalents, long term debt and trade accounts payable. Non-derivative financial instruments are recognized initially at fair value plus, for instruments not at fair value through profit or loss, any directly attributable transaction costs. Subsequent to initial recognition non-derivative financial instruments are measured as explained in notes (f) to (j) below.

The Group does not have any derivative financial instruments.

Goldie Navigation Ltd., Pavey Services Ltd., Shoreline Universal Ltd.,
Valdis Marine Corp., Kalistos Maritime S.A. and Kalithea Maritime S.A.

Notes to Combined Financial Statements — (Continued)
December 31, 2007 and 2006

(f)	Trade accounts receivable

Trade accounts receivable are stated at their amortized cost using the effective interest method, less any impairment losses.

(g)	Insurance claim

The Group recognizes insurance claim recoveries for insured losses incurred on damage to vessels. Insurance claim recoveries are recorded, net of any deductible amounts, at the time the Group’s vessels suffer insured damages. Recoveries from insurance companies for the claims are provided if the amounts are virtually certain to be received. Claims are submitted to the insurance company, which may increase or decrease the claim’s amount. Such adjustments are recorded in the year they become virtually certain and were not material to the Group’s combined financial position or results of operation in 2007, 2006 and 2005.

(h)	Cash and cash equivalents

Cash and cash equivalents comprise cash balances, call deposits and certificates of deposit (term deposits) with original maturity of three months or less.

(i)	Trade and other amounts payable

Trade and other amounts payable are stated at amortized cost.

(j)	Long-term debt

Long-term debt is initially recognized at the fair value of the consideration received and is recorded net of issue costs directly attributable to the borrowing. After initial recognition, issue costs are amortized using the effective interest rate method and are recorded as finance expense in the combined statement of income.

(k)	Inventories

Inventories (lubricants) are measured at the lower of cost and net realizable value. The cost of inventories is based on the first-in, first-out principle.

(l)	Impairment of financial assets

A financial asset is assessed at each reporting date to determine whether there is any objective evidence that it is impaired.

A financial asset is considered to be impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset. An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount, and the present value of the estimated future cash flows discounted at the original effective interest rate.

Individually significant financial assets are tested for impairment on an individual basis. The remaining financial assets are assessed collectively in groups that share similar credit risk characteristics.

All impairment losses are recognized in the combined statement of income.

An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognized. For financial assets measured at amortized cost, the reversal is recognized in the combined statement of income.

Goldie Navigation Ltd., Pavey Services Ltd., Shoreline Universal Ltd.,
Valdis Marine Corp., Kalistos Maritime S.A. and Kalithea Maritime S.A.

Notes to Combined Financial Statements — (Continued)
December 31, 2007 and 2006

(m)	Impairment of non-financial assets

The carrying amounts of the Group’s non-financial assets, primarily vessels, other than inventories are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Vessels are individually tested for impairment (see Note 7).

The recoverable amount of vessels is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

Recoverability for vessels is measured by comparing the carrying amount, including unamortized dry-docking and special survey costs, to the greater of fair value (see note 2(c)) less costs to sell or value in use. An impairment loss is recognized if the carrying amount of the vessel exceeds its estimated recoverable amount. Impairment losses are recognized in the combined statement of income.

Impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists as a result of events or changes to conditions occurring after the impairment loss was recognized. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that had been recognized (see Note 7).

(n)	Dividends

There are no legal requirements to hold a shareholders’ meeting, nor is there a requirement in the vessel-owning companies’ Articles of Incorporation or Bylaws to distribute dividends. Dividends may be declared or paid out of profits resulting from current or preceding years. Thus the decision to distribute dividends is made by management of the Group and they are therefore recognized as a liability in the period in which they are declared by management.

(o)	Provisions

A provision is recognized as a result of a past event when the Group has a present legal or constructive obligation that can be reliably estimated and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows that reflect current market assessments of the time value of money and the risks specific to the liability.

(p)	Employee benefits

The Group has no obligations to defined contribution or defined benefit plans. Short-term employee benefits are measured on an undiscounted basis and are expensed as the related service is provided. A liability is recognized for the amount expected to be paid under short-term cash bonus if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.

(q)	Revenue

The Group generates its revenues from charterers for the charter hire of its vessels. Vessels are chartered using time-charters, where a contract is entered into for the use of a vessel for a specific period of time and a specified daily charter hire rate. If a charter agreement exists and collection of the related revenue is reasonably assured, revenue is recognized and it is earned, ratably over the duration of the year of time-charter.

Goldie Navigation Ltd., Pavey Services Ltd., Shoreline Universal Ltd.,
Valdis Marine Corp., Kalistos Maritime S.A. and Kalithea Maritime S.A.

Notes to Combined Financial Statements — (Continued)
December 31, 2007 and 2006

Deferred revenue represents invoices issued, or cash received in advance for services not yet rendered.

(r)	Vessel voyage and other operating expenses

Vessel voyage expenses primarily consisting of port, canal and bunker expenses that are unique to a particular charter are paid for by the charterer under time-charter arrangements. Vessel voyage and other operating expenses are expensed as incurred.

(s)	Finance income and expenses

Finance income comprises of interest income on funds invested and foreign currency gains. Interest income is recognized as it accrues, using the effective interest method.

Finance expense comprises of interest expense on borrowings, foreign currency losses and impairment losses on recognized financial assets. All borrowing costs are recognized in the combined statement of income using the effective interest method.

(t)	Income tax

Under the laws of the countries of the vessel-owning companies’ incorporation and/or vessels’ registration, the vessel-owning companies are not subject to tax on international shipping income but are subject only to certain minor registration and tonnage taxes that are charged to operating expenses as incurred. The vessel-owning companies however, are subject to United States federal income taxation in respect of income that is derived from the international operation of ships and the performance of services directly related thereto, unless exempt from United States federal income taxation. If the vessel-owning companies do not qualify for the exemption from tax, they will be subject to a 4% tax on its U.S. source income, imposed without the allowance for any deductions. For these purposes, U.S. source shipping income means 50% of the shipping income that will be derived by the vessel-owning companies that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States.

The vessel-owning companies did not incur any U.S. source shipping income in 2007, 2006 and 2005. Therefore, the Group does not have any current income tax or deferred taxes as of December 31, 2007, 2006 and 2005.

(u)	Segment reporting

A segment is a distinguishable component of the Group that is engaged in providing related products or services (business segment) or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and returns that are different from the other segments. The Group reports financial information and evaluates its operations by charter revenues and not, for example, by a) the length of ship employment for its customers or b) the size of vessel. The Group does not have discrete financial information to evaluate the operating results for each type of charter. Although revenue can be identified for these charters, management cannot and does not identify expenses, profitability or other financial information for these charters. As a result, management, including the chief operating decision maker, reviews operating results by revenue per day and operating results of the fleet and thus the Group has determined that it operates under one reportable segment. Furthermore, when the Group charters a vessel to a charterer, the charter is free to trade the vessel worldwide and, as a result the disclosure of geographic information is impracticable. Also, as management of the Group monitors its results per revenue and not by customer, the geographical location of the customer is not relevant for segment information.

Goldie Navigation Ltd., Pavey Services Ltd., Shoreline Universal Ltd.,
Valdis Marine Corp., Kalistos Maritime S.A. and Kalithea Maritime S.A.

Notes to Combined Financial Statements — (Continued)
December 31, 2007 and 2006

(v)	New standards and interpretations not yet adopted

A number of new standards, amendments to standards and interpretations are not yet effective for the year ended December 31, 2007, and have not been applied in preparing these financial statements:

(i) IFRS 8 Operating Segments introduces the “management approach” to segment reporting. IFRS 8, which becomes mandatory for the financial statements of 2009, will require the disclosure of segment information based on the internal reports regularly reviewed by the Group’s Chief Operating Decision Maker in order to assess each segment’s performance and to allocate resources to them. The Group is evaluating the impact of this standard on the combined financial statements.

(ii) Revised IAS 23 Borrowing Costs removes the option to expense borrowing costs and requires that an entity capitalize borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. Currently, the Group capitalizes interest on the construction of the vessels and therefore the revised IAS 23 which will become mandatory for the Group’s 2009 financial statements is not expected to have a significant effect on the Group’s financial statements.

(iii) IFRIC 11 IFRS 2 Group and Treasury Share Transactions requires a share-based payment arrangement in which an entity receives goods or services as consideration for its own equity instruments to be accounted for as an equity-settled share-based payment transaction, regardless of how the equity instruments are obtained. IFRIC 11 will become mandatory for the Group’s 2008 financial statements, with retrospective application required. This standard is not expected to have any significant impact on the combined financial statements as it is not relevant to the Group’s operations.

(iv) IFRIC 12 Service Concession Arrangements provides guidance on certain recognition and measurement issues that arise in accounting for public-to-private service concession arrangements. IFRIC 12, which becomes mandatory for the Group’s 2008 financial statements, is not expected to have any effect on the combined financial statements as it is not relevant to the Group’s operations.

(v) IFRIC 13 Customer Loyalty Programmes addresses the accounting by entities that operate, or otherwise participate in, customer loyalty programs for their customers. It relates to customer loyalty programs under which the customer can redeem credits for awards such as free or discounted goods or services. IFRIC 13, which becomes mandatory for the Group’s 2009 financial statements, is not expected to have any impact on the combined financial statements.

(vi) IFRIC 14 IAS 19 The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction clarifies when refunds or reductions in future contributions in relation to defined benefit assets should be regarded as available and provides guidance on the impact of minimum funding requirements (MFR) on such assets. It also addresses when a MFR might give rise to a liability. IFRIC 14 will become mandatory for the Group’s 2008 financial statements, with retrospective application required. IFRIC 14 is not expected to have any effect on the combined financial statements.

(vii) Revision to IAS 1, Presentation of Financial Statements:  The revised standard is effective for annual periods beginning on or after January 1, 2009. The revision to IAS 1 is aimed at improving users’ ability to analyze and compare the information given in financial statements. The changes made are to require information in financial statements to be aggregated on the basis of shared characteristics and to introduce a statement of comprehensive income. This will enable readers to analyze changes in equity resulting from transactions with owners in their capacity as owners (such as dividends and share repurchases) separately from ’non-owner’ changes (such as transactions with third parties). In response to comments received through the consultation process, the revised standard gives preparers of financial

Goldie Navigation Ltd., Pavey Services Ltd., Shoreline Universal Ltd.,
Valdis Marine Corp., Kalistos Maritime S.A. and Kalithea Maritime S.A.

Notes to Combined Financial Statements — (Continued)
December 31, 2007 and 2006

statements the option of presenting items of income and expense and components of other comprehensive income either in a single statement of comprehensive income with sub-totals, or in two separate statements (a separate income statement followed by a statement of comprehensive income). Management is currently assessing the impact of this revision on the Group’s financial statements.

(viii) Revision to IFRS 3 Business Combinations and an amended version of IAS 27 Consolidated and Separate Financial Statements:  This standard is required to be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after July 1, 2009. Earlier application is permitted. However, this standard will be applied only at the beginning of an annual reporting period that begins on or after June 30, 2007. If an entity applies this standard before July 1, 2009, it will be required to disclose that fact and apply IAS 27 (as amended in 2008) at the same time. The main changes to the existing standards include: (i) minority interests (now called non-controlling interests) are measured either as their proportionate interest in the net identifiable assets (the existing IFRS 3 requirement) or at fair value; (ii) for step acquisitions, goodwill is measured as the difference at acquisition date between the fair value of any investment in the business held before the acquisition, the consideration transferred and the net assets acquired (therefore there is no longer the requirement to measure assets and liabilities at fair value at each step to calculate a portion of goodwill); (iii) acquisition-related costs are generally recognized as expenses (rather than included in goodwill); (iv) contingent consideration must be recognized and measured at fair value at acquisition date with any subsequent changes in fair value recognized usually in the profit or loss (rather than by adjusting goodwill) and (v) transactions with non-controlling interests which do not result in loss of control are accounted for as equity transactions. Management is currently assessing the impact that these revisions will have on the Group.

(ix) Revision to IFRS 2 Share-based Payment:  The revision is effective for annual periods on or after January 1, 2009 and provides clarification for the definition of vesting conditions and the accounting treatment of cancellations. It clarifies that vesting conditions are service conditions and performance conditions only. Other features of a share-based payment are not vesting conditions. It also specifies that all cancellations, whether by the entity or other parties, should receive the same accounting treatment. The Group does not expect this standard to affect its combined financial statements as currently there are no share-based payment plans.

3.	Direct voyage expenses

	2007	2006	2005

Classification fees and surveys	8	6	33
Bunkers expenses	40	25	40
Port expenses	9	15	24
Tugs	2	3	27
Commission and fees	13	8	14
Insurance and other voyage expenses	10	7	1

	82	64	139

Goldie Navigation Ltd., Pavey Services Ltd., Shoreline Universal Ltd.,
Valdis Marine Corp., Kalistos Maritime S.A. and Kalithea Maritime S.A.

Notes to Combined Financial Statements — (Continued)
December 31, 2007 and 2006

4.	Crew costs

	2007	2006	2005

Basic and supplementary wages	1,162	1,183	920
Overtime	633	635	500
Vacation	342	338	200
Bonus	448	88	48
Other crew expenses	218	533	308

	2,803	2,777	1,976

Crew costs represents the amounts due to the crew on board the vessels under short-term contracts, i.e. no more than 9 months. The Group is not obliged to contribute to any pension plans or post-employment benefits for the crew on board.

5.	Other operating expenses

	2007	2006	2005

Chemicals and lubricants	1,432	1,192	1,151
Repairs and maintenance	1,176	1,055	740
Insurance	566	558	424
Administration expenses for vessels	54	37	54
Reimbursement to time charters	—	—	716

	3,228	2,842	3,085

Reimbursements to time charters represent a fee for cancellation of contracts.

6.	Financial income and expense

	2007	2006	2005

Financial income:
Interest income	143	132	13
Foreign exchange gain	—	—	11

	143	132	24

Financial expense:
Interest expense	2,914	3,272	2,371
Amortization of finance costs	59	22	21
Foreign exchange loss	7	17	—

	2,980	3,311	2,392

Net finance cost	2,837	3,179	2,368

Goldie Navigation Ltd., Pavey Services Ltd., Shoreline Universal Ltd.,
Valdis Marine Corp., Kalistos Maritime S.A. and Kalithea Maritime S.A.

Notes to Combined Financial Statements — (Continued)
December 31, 2007 and 2006

7.	Vessels Cost

		Advances to
		Shipyards
		for Vessels
		Under
	Vessels	Construction	Dry-Docking	Total

Cost
Balance at January 1, 2006	76,970	—	18	76,988
Additions	116	4,922	1,568	6,606
Revaluation	25,119	—	—	25,119
Reversal of impairment loss	19,311	—	—	19,311

Balance at December 31, 2006	121,516	4,922	1,586	128,024
Additions	24	12,661	989	13,674
Revaluation	129,265	—	—	129,265

Balance at December 31, 2007	250,805	17,583	2,575	270,963

Accumulated depreciation
Balance at January 1, 2006	(6,970)	—	—	(6,970)
Depreciation	(6,083)	—	(484)	(6,567)
Balance December 31, 2006	(13,053)	—	(484)	(13,537)
Depreciation	(11,795)	—	(830)	(12,625)

Balance December 31, 2007	(24,848)	—	(1,314)	(26,162)

Net book value January 1, 2006	70,000	—	18	70,018

Net book value December 31, 2006	108,463	4,922	1,102	114,487

Net book value December 31, 2007	225,957	17,583	1,261	244,801

During the year ended December 31, 2005, four vessel-owning companies took delivery of their vessels (African Zebra, Bremen Max, Hamburg Max and African Oryx). The total acquisition price amounted to $96,282, of which $9,576 was paid as an advance in 2004.

The estimated remaining useful lives of the Group’s vessels is between 3 to 16 years as of December 31, 2007.

Vessels are measured at fair value at year end. At December 31, 2005 the fair value of the individual vessels indicated that the carrying value of the individual vessels was impaired and as a result the Group recognized an impairment loss of $19,311 which is recorded as a separate line item in the combined statement of income since there was no revaluation surplus recorded in the combined statement of changes in equity (see note 2(c)). At December 31, 2006, due to the changing market conditions, the fair value exceeded the carrying value by $44,430 and accordingly an amount of $19,311 was recorded as a separate line item in the combined statement of income since it reversed a revaluation decrease recorded in the previous year. The remaining surplus of $25,119 is recorded as recognized income and expense under the caption revaluation reserve in the combined statement of changes in equity. At December 31, 2007 due to the prevailing positive market conditions, the fair value of the individual vessels exceeded the carrying amount and a revaluation surplus of $129,265 arose and is recorded as recognized income and expense under the caption revaluation reserve in the combined statement of changes in equity.

Goldie Navigation Ltd., Pavey Services Ltd., Shoreline Universal Ltd.,
Valdis Marine Corp., Kalistos Maritime S.A. and Kalithea Maritime S.A.

Notes to Combined Financial Statements — (Continued)
December 31, 2007 and 2006

Kalistos Maritime S.A. and Kalithea Maritime S.A. have entered into shipbuilding contracts with a shipyard for the construction of two newbuildings with the expected delivery dates in 2008 (refer to Note 20(c)) and 2009, respectively. As of December 31, 2007 Kalistos Maritime S.A. and Kalithea Maritime S.A. were committed to the construction of these two vessels at a total contract cost of $47,640. Payments against the contract cost through December 31, 2007 and 2006 totaled $12,000 and $4,800, respectively, and are included under the caption advances to shipyards for vessels under construction. Capitalized interest included under the caption advances to shipyards for vessels under construction as of December 31, 2007 and 2006 amounted to $249 and nil, respectively.

8	Inventories

	2007	2006

Lubricants	223	209
Other	—	3

	223	212

9	Trade accounts receivable and other assets

	2007	2006

Charterers	1,237	717
Insurance claims	22	26
Prepayments for insurance premiums	238	209
Agents	48	33
Other	43	18

	1,588	1,003
Impairment loss (Note 15(b))	(660)	(660)

	928	343

10	Cash and cash equivalents

	2007	2006

On demand	21	506
Term deposits	—	940

	21	1,446

11	Capital contributions

The amounts shown in the combined balance sheet as capital contributions represent payments made by the shareholders at various dates to finance vessel acquisition in excess of the amounts of the bank loans obtained. There is no contractual obligation to repay the amounts.

Goldie Navigation Ltd., Pavey Services Ltd., Shoreline Universal Ltd.,
Valdis Marine Corp., Kalistos Maritime S.A. and Kalithea Maritime S.A.

Notes to Combined Financial Statements — (Continued)
December 31, 2007 and 2006

The authorized share capitals of the companies that comprise the Group are analyzed as follows:

	Number of	Par Value per
Vessel-Owning Companies	Shares	Share

Goldie Navigation Ltd.	500	—
Pavey Services Ltd.	50,000	$1
Shoreline Universal Ltd.	50,000	$1
Valdis Marine Corp.	500	—
Kalistos Maritime S.A.	500	—
Kalithea Maritime S.A.	500	—

12	Long-term debt

Long-term debt is analyzed as follows:

Borrower	2007	2006

Goldie Navigation Ltd.	5,858	7,279
Valdis Marine Corp.	8,576	10,684
Pavey Services Ltd.	12,134	15,124
Shoreline Universal Ltd.	13,390	16,687
Kalistos Maritime S.A.	5,026	—
Kalithea Maritime S.A.	3,346	—

Total	48,330	49,774
Less: Current portion	9,750	8,420

Long-term portion	38,580	41,354

The long-term debt, denominated in US Dollars, of Goldie Navigation Ltd., Valdis Marine Corp., Pavey Services Ltd. and Shoreline Universal Ltd. represents the amounts allocated to each vessel-owning company from the syndicated loan of $500,000 concluded on December 24, 2004 for the purchase of 32 vessels by each of 32 vessel-owning companies, with Lincoln and Nouvelle as corporate guarantors (the syndicated loan). The syndicated loan was allocated to each vessel-owning company based upon each vessel’s acquisition cost. The Group adjusts the amount outstanding each time one of the vessels in the syndicated loan is sold without repayment of the associated debt or a portion of the loan is paid and allocates it proportionately to the remaining vessels.

The long-term debt initially allocated to each vessel-owning company represents approximately 67.5% of the vessel acquisition cost. The syndicated loan is payable in variable principal installments plus interest at variable rates (LIBOR plus a spread of 0.875%) with an original balloon installment of $45,500 in March 2015. The balloon installment outstanding as of December 31, 2007 amounted to $26,153. The terms and conditions of the long-term debt for each vessel-owning company are the same as the syndicated loan (see Note 20(h)).

The long-term debt is secured by a mortgage on the vessels, a corporate guarantee of Lincoln and Nouvelle, and assignments on earnings, insurance and requisition compensation of the mortgaged vessel.

As of December 31, 2007 and 2006 the long-term debt of Goldie Navigation Ltd., Valdis Marine Corp., Pavey Services Ltd. and Shoreline Universal Ltd. represents the allocated amount of the remaining balance of the syndicated loan after taking into account vessel sales.

Goldie Navigation Ltd., Pavey Services Ltd., Shoreline Universal Ltd.,
Valdis Marine Corp., Kalistos Maritime S.A. and Kalithea Maritime S.A.

Notes to Combined Financial Statements — (Continued)
December 31, 2007 and 2006

Details of the long-term debt, for each of the vessel-owning companies is as follows:

Goldie Navigation Ltd.:  The allocated initial amount for Goldie Navigation Ltd. was $9,460 to partly finance the acquisition of vessel African Zebra. At December 31, 2006, the outstanding balance was $7,306 ($7,279 net of deferred direct cost) payable in three equal quarterly principal installments of $422 and in thirty equal quarterly principal installments of $174 plus interest at floating rates (LIBOR plus a spread of 0.875%) with a balloon installment of $824 due in 2015. At December 31, 2007, the outstanding balance was $5,881 ($5,858 net of principal repayment of $1,425 in 2007 and deferred direct cost) payable in twenty-nine equal quarterly principal installments of $174 plus interest at variable rates (LIBOR plus a spread of 0.875%) with a balloon installment of $861 due in 2015.

Valdis Marine Corp.:  The allocated initial amount for Valdis Marine Corp. was $13,852 to partly finance the acquisition of vessel African Oryx. At December 31, 2006, the outstanding balance was $10,724 ($10,684 net of deferred direct cost) payable in three equal quarterly principal installments of $619 and in thirty equal quarterly principal installments of $253 plus interest at floating rates (LIBOR plus a spread of 0.875%) with a balloon installment of $1,262 due in 2015. At December 31, 2007, the outstanding balance was $8,612 ($8,576 net of principal repayment of $2,114 in 2007 and deferred direct cost) payable in twenty-nine equal quarterly principal installments of $254 plus interest at variable rates (LIBOR plus a spread of 0.875%) with a balloon installment of $1,261 due in 2015.

Pavey Services Ltd.:  The allocated initial amount for Pavey Services Ltd. was $19,595 to partly finance the acquisition of vessel Bremen Max. At December 31, 2006, the outstanding balance of $15,179 ($15,124 net of deferred direct cost) was payable in three equal quarterly principal installments of $880 and in thirty equal quarterly principal installments of $359 plus interest at variable rates (LIBOR plus a spread of 0.875%) with a balloon installment of $1,779 due in 2015. At December 31, 2007, the outstanding balance was $12,182 ($12,134 net of principal repayments of $3,000 in 2007 and deferred direct cost) payable in twenty-nine equal quarterly principal installments of $359 plus interest at variable rates (LIBOR plus a spread of 0.875%) with a balloon installment of $1,783 due in 2015.

Shoreline Universal Ltd.:  The allocated initial amount for Shoreline Universal Ltd. was $21,622 to finance the acquisition of the vessel Hamburg Max. At December 31, 2006, the outstanding balance of $16,747 ($16,687 net of deferred direct cost) was payable in three equal quarterly principal installments of $973 and in thirty equal quarterly principal installments of $396 plus interest at variable rates (LIBOR plus a spread of 0.875%) with a balloon installment of $1,943 due in 2015. At December 31, 2007, the outstanding balance was $13,443 ($13,390 net of principal repayments of $3,305 in 2007 and direct cost) payable in twenty-nine equal quarterly principal installments of $396 plus interest at variable rates (LIBOR plus a spread of 0.875%) with a balloon installment of $1,968 due in 2015.

The original loan agreements for all of the vessels include covenants deriving from the syndicated loan that require the vessel-owning companies to maintain minimum hull values in connection with the vessels’ outstanding loans, insurance coverage of the vessels against all customary risks. The corporate guarantors are required to have minimum levels of available cash and cash equivalents, liquidity funds on a consolidated basis of no less than $30,000, leverage ratio (defined as Debt to Total assets) not higher than 0.7:0.1 and net worth (total assets less the amount of the consolidated debt) not less than $250,000. In addition, the covenants do not permit the borrowers to sell the vessels and assets and change the beneficial ownership or management of the vessels, without the prior consent of the banks. The individual vessel-owning companies and the corporate guarantors are in compliance with the debt covenants as of December 31, 2007.

Goldie Navigation Ltd., Pavey Services Ltd., Shoreline Universal Ltd.,
Valdis Marine Corp., Kalistos Maritime S.A. and Kalithea Maritime S.A.

Notes to Combined Financial Statements — (Continued)
December 31, 2007 and 2006

On June 23, 2006 Kalistos Maritime S.A., Kalithea Maritime S.A. and a third affiliated vessel-owning company entered into a loan facility of up to $20,160 and a guarantee facility of up to $28,800 each to be used to partly finance and guarantee the payment to the shipyards for the newbuilding.

Kalistos Maritime S.A.:  Kalistos Maritime S.A. loan facility is for up to $6,720, plus interest at variable rates (LIBOR plus a spread of 0.65%), to finance a portion of the construction cost of the Hull KA 215. Gross drawdowns against this facility in 2007 and 2006 amounted to $5,040 and nil, respectively ($5,026 in total, net of deferred direct costs). The loan is repayable in full at the earlier of December 18, 2008 and the date the newbuilding is delivered by the shipyard. The loan was repaid in March 2008 (see Note 20(c)).

Kalithea Maritime S.A.:  Kalithea Maritime S.A. loan facility is for up to $6,720 plus interest at variable rates (LIBOR plus a spread of 0.65%), to finance a portion of the construction cost of the Hull KA 216. Gross drawdowns against this facility in 2007 and 2006 amounted to $3,360 and nil, respectively ($3,346 in total, net of deferred direct costs). The loan is repayable in full at the earlier of May 18, 2009 and the date the newbuilding is delivered by the shipyard.

The weighted average effective interest rate for all long-term debt for the years ended December 31, 2007, 2006 and 2005 was approximately 6.1%, 6.12% and 4.16%, respectively. Interest expense for the years ended December 31, 2007, 2006 and 2005 amounted to $2,914, $3,272 and $2,371, respectively, and is included in finance expense in the accompanying combined statements of income.

The principal repayments are as follows:

					More
	Year of	1 Year	1 to 2	2 to 5	Than
	Maturity	or Less	Years	Years	5 Years	Total

31 December 2006	2015	8,420	4,724	14,171	22,459	49,774
31 December 2007	2015	9,750	4,724	14,171	19,685	48,330

13	Trade accounts payable

	2007	2006

Suppliers	883	350
Insurance agents	167	125
Agents	16	—
Other	114	129

	1,180	604

14	Accrued expenses

	2007	2006

Masters’ accounts	225	179
Expenses for vessels	784	120
Charterers’ accounts	51	35
Other	38	18

	1,098	352

Goldie Navigation Ltd., Pavey Services Ltd., Shoreline Universal Ltd.,
Valdis Marine Corp., Kalistos Maritime S.A. and Kalithea Maritime S.A.

Notes to Combined Financial Statements — (Continued)
December 31, 2007 and 2006

15	Financial instruments

Overview

The Group has exposure to the following risks from its use of financial instruments:

1 Credit risk;

2 Liquidity risk;

3 Market risk defined as interest rate risk and currency risk.

This note represents information about the Group’s exposure to cash of the above risks, the Group’s objectives, policies and processes for measuring and managing risk and the Group’s management of capital.

The Group does not enter into transactions involving derivative financial instruments (or otherwise engage in other hedging activities) to reduce exposure to fluctuations in interest and foreign exchange rates and these are subject to the risk of market rates changing subsequent to acquisition.

(a)	Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations in relation to each class of recognized financial assets. The maximum credit risk in relation to such assets is represented by the carrying amount of those assets in the combined balance sheets.

The main credit exposure is from trade accounts receivable, amounts due from related parties and cash and cash equivalents.

The Group places its cash and cash equivalents, consisting mostly of deposits, with financial institutions. The Group performs annual evaluations of the relative credit-standing of those financial institutions. Credit risk with respect to trade accounts receivable is generally managed by chartering vessels to established operators, rather than to more speculative or undercapitalized entities. The vessels are chartered under time-charter agreements where, per the industry practice, the charterer pays for the transportation service within one week of issue of the hire statement (invoice) which is issued approximately 15 days prior to the service, thereby supporting the management of trade receivables.

The Group’s exposure to credit risk is influenced mainly by the individual characteristics of each customer.

As of December 31, 2007 and 2006 two charterers and one charterer, respectively, individually accounted for more than 10% of the Group’s trade accounts receivable as follows:

Charterer	2007	2006

B	50%	100%
E	43%	—

Goldie Navigation Ltd., Pavey Services Ltd., Shoreline Universal Ltd.,
Valdis Marine Corp., Kalistos Maritime S.A. and Kalithea Maritime S.A.

Notes to Combined Financial Statements — (Continued)
December 31, 2007 and 2006

For the years ended December 31, 2007, 2006 and 2005, three, three and two charterers, respectively, individually accounted for more than 10% of the Group’s revenue as follows:

Charterer	2007	2006	2005

A — related party (Note 19)	—	38%	37%
B	33%	37%	43%
C	25%	—	—
D	—	17%	—
E	28%	—	—

The aging of trade and other accounts receivable is as follows:

	2007	2006

Up to 30 days	928	243
Past due 31 — 120 days	—	100
Over 120 days	660	660

	1,588	1,003

The impairment loss of $660 relates to a disagreement with a specific charterer for a specific trip.

(b)	Liquidity risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due. The Group’s policy is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when they fall due. Furthermore, Lincoln, Nouvelle and First are the guarantors of the loans and these entities pay the financial obligations on behalf of the vessel-owning companies. In addition, during the normal course of business, Lincoln, Nouvelle and First support the Group for working capital needs.

The Group aims to mitigate liquidity risk by managing cash generation from its operations, applying cash collection targets throughout the Group. The vessels are chartered under time-charter agreements where, per industry practice, the charterer pays for the transportation service in advance, supporting the management of cash generation.

Excess cash used in managing liquidity is only invested in financial instruments exposed to insignificant risk of change in market value, by being placed in interest-bearing deposits with maturities fixed at no more than 3 months.

The contractual terms of the Group’s interest bearing loans including estimated interest payments are depicted in Note 12.

(c)	Interest rate risk

Interest rate risk arises from the possibility that changes in interest rates will affect the future cash outflows of the Group’s long-term debt as the long-term debt is at variable rates.

The profile of interest-bearing financial assets and financial liabilities as of December 31, 2007 and 2006, is as follows. In addition, the associated cash flows are disclosed in Notes 10 and 12.

Goldie Navigation Ltd., Pavey Services Ltd., Shoreline Universal Ltd.,
Valdis Marine Corp., Kalistos Maritime S.A. and Kalithea Maritime S.A.

Notes to Combined Financial Statements — (Continued)
December 31, 2007 and 2006

		Effective
	Note	Interest Rate	Total	1 Year or Less

2006
Term deposits	10	5.13%	(940)	(940)
Bank loan	12	6.12%	49,774	8,420
2007
Bank loan	12	6.1%	48,330	9,750

(d)	Sensitivity analysis

In managing the interest rate risk the Group aims to reduce the impact of short-term fluctuations on the Group’s earnings. Over the longer term, however, permanent changes in interest rates would have an impact on earnings.

At December 31, 2007 it is estimated that an increase of one percentage point in interest rates would decrease the Group’s net profit by approximately $483 (2006: $488).

(e)	Currency risk

The Group’s exposure to foreign currency risk is minimum. Amounts in foreign currencies are included in trade accounts payable and include amounts payable to suppliers in foreign denominated currencies and are analyzed as follows:

US
Dollars

2007
Euro	149
GBP, JPY, ZAR	88
2006
Euro	104
GBP, JPY, ZAR	89

(f)	Fair values

All amounts are shown at their fair value as they have a maturity of no more than twelve months, except for long-term debt. The carrying value of the Group’s long-term debt approximates fair value because the debt bears interest at floating rates.

16	Capital Management

Management’s policy is to maintain a strong capital base so as to maintain creditor and market confidence and to sustain future development of the business. Management monitors the return on capital. There are no stock plans or options.

Each entity of the Group seeks to maintain a balance between long-term debt and capital. There are no capital requirements. In its funding strategy, the Group’s objective is to maintain a balance between continuity of funding and flexibility through the use of debt. The Group’s policy with vessel acquisitions is that not more than 70% of the acquisition cost of vessels will be funded through borrowings. For all the acquisitions made, the bank financing was not more than 70% of the total acquisition cost.

Goldie Navigation Ltd., Pavey Services Ltd., Shoreline Universal Ltd.,
Valdis Marine Corp., Kalistos Maritime S.A. and Kalithea Maritime S.A.

Notes to Combined Financial Statements — (Continued)
December 31, 2007 and 2006

17	Contingencies

Various claims, suits and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operation of the Group’s vessels. Currently, management is not aware of any such contingent liabilities which should be disclosed or for which a provision should be established in the accompanying combined financial statements.

The Group accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities which should be disclosed, or for which a provision should be established in the accompanying combined financial statements.

18	Commitments

As of December 31, 2007 and 2006 Kalistos Maritime S.A. and Kalithea Maritime S.A. are committed to the purchase of Hulls KA 215 and KA 216 for a total cost of $47,640.

19	Related parties

The related party balances are:

	2007	2006

Due from related parties — non current
Due from EST	—	480

Due from related parties — current
Due from EST	480	—
Due from Lincoln	4,909	3,551
Charter revenue receivable from Swiss Marine Services S.A.	444	290

	5,833	3,841

Due to related parties — current
Due to EST	386	299
Due to First	334	54

	720	353

The related party transactions included in the combined statements of income are:

	2007	2006	2005

Voyage revenue (Swiss Marine Services S.A.)	3,420	10,740	10,140
Management fees (EST)	(782)	(752)	(644)

The related parties identified are:

(a)	Directors

The directors of the Group do not receive remuneration for the non-executive services they offer. The identity and the description of the other related parties of the Group are given below.

Goldie Navigation Ltd., Pavey Services Ltd., Shoreline Universal Ltd.,
Valdis Marine Corp., Kalistos Maritime S.A. and Kalithea Maritime S.A.

Notes to Combined Financial Statements — (Continued)
December 31, 2007 and 2006

(b)	EST

Each vessel-operating company of the Group has a management agreement with EST, to provide management services in exchange for a fixed fee per day for each vessel in operation and a fixed monthly fee per hull under construction. These agreements are entered into with an initial three-year term until terminated by either party upon written notice, in which case the agreements terminate within two months after the date notice was given. In the event that the agreement with EST is terminated, the fee payable to EST shall continue to be payable for three months from the termination date. In addition, EST provides crew for the vessel and receives a reimbursement for crew support costs for three months. Finally, if the agreement is terminated EST will receive crew severance costs of up to $50 per vessel. Management agreements with EST require the vessel-owning companies with vessels in operation, to make an interest-free advance of $120 each, to cover the working capital requirements arising from the handling of the majority of the expenditure generated from the vessels’ operations. This advance is made ten days before the delivery of the vessel for which EST is appointed as the manager.

(c)	Lincoln and First

Lincoln and First are the parent companies of the vessel and hull-owning companies, respectively (see Note 1(a)). The amounts due to and due from them represent expenses paid and funds collected on the Group’s behalf.

(d)	Swiss Marine Services S.A. (SwissMarine)

Based on charter party agreements, certain of the Group’s vessels are chartered to SwissMarine, an affiliated company, beneficially owned by certain members of the Restis family.

20	Subsequent events

(a) Drawdowns on loan facility:  On January 28, 2008, Kalithea Maritime S.A. and Kalistos Maritime S.A. each drew down $1,680 representing the third installment of their loan facilities, in order to finance 70% of their third and fourth delivery payment installments, respectively for Hulls KA 216 and KA 215, respectively ($2,400 each).

(b) Loan facility:  On March 11, 2008, Kalithea Maritime S.A., Kalistos Maritime S.A. and another vessel-owning company not included in the Group signed a commitment letter for a preferred ship variable rate mortgage bank loan for up to $50,022 to finance a maximum of 70% of the acquisition of three vessels under construction at the shipyards.

The loan will bear interest at LIBOR plus a spread and will be repayable in equal consecutive quarterly installments of $230 commencing three months after the delivery date of the vessels with any unpaid balance on the final maturity date (May 2018) becoming due at that time as a balloon payment.

The covenants require, among others, the vessel-owning companies to maintain minimum hull values in connection with the vessels’ outstanding loans, insurance coverage of the vessels against all customary risks and to maintain a ratio of the fair market value of the vessels over the debt at a minimum of 125%. The Guarantor will require minimum levels of available cash and cash equivalents, liquidity funds on a consolidated basis not less than $10,000, leverage ratio (defined as total consolidated liabilities over total consolidated assets adjusted to reflect the market value of the vessels not to exceed 70%), not to have further indebtedness or issuing guarantees. In addition, the covenants do not permit the borrowers to sell the vessels and assets and change the beneficial ownership or management of the vessels, without the prior consent of the banks. First will be the guarantor of the loan.

Goldie Navigation Ltd., Pavey Services Ltd., Shoreline Universal Ltd.,
Valdis Marine Corp., Kalistos Maritime S.A. and Kalithea Maritime S.A.

Notes to Combined Financial Statements — (Continued)
December 31, 2007 and 2006

(c) Delivery of Hull KA 215:  On May 20, 2008, Hull KA 215 (vessel Davakis G.) was delivered from the shipyard and the last installment of $11,820 was paid. To finance 70% of the vessel acquisition cost amounting to $23,820, a commitment letter for the preferred ship variable rate mortgage was concluded (see (b) above). The total drawdown against this mortgage was $16,674 which was used to repay the existing loan facility of $6,720 and the remaining drawdown was used to finance the vessel.

(d) Master Agreement:  On May 20, 2008, Goldie Navigation Ltd., Pavey Services Ltd., Shoreline Universal Ltd., Valdis Marine Corp., Kalistos Maritime S.A. and Kalithea Maritime S.A. concluded the Master Agreement with Seanergy Merger Corp., Marshall Islands Corporations, to sell six dry bulk vessels which include four second-hand vessels and two newbuildings for an aggregate purchase price of $367,030 in cash, $28,250 in the form of a note convertible into 2,260,000 shares of Seanergy Marine Corp. common stock at a price of $12.50 per share and up to 4,308,075 shares of Seanergy Marine Corp. common stock if Seanergy Marine Corp. achieves a certain level of earnings before interest, taxes depreciation and amortization. Seanergy Maritime Corp. is expected, within thirty days of the closing, to file a registration statement. The Master Agreement specifies that EST will manage the fleet and a brokerage agreement with Safbulk Pty Ltd. (Safbulk) for the chartering of the fleet will also be entered into. In addition, time charters for all vessels will be entered into with South African Marine Corporation S.A. which will include a 3.75% address commission in favour of South African Marine Corporation S.A. Both these entities are affiliated and beneficially owned by certain members of the Restis family.

(e) Brokerage agreement:  On May 20, 2008, a brokerage agreement between a subsidiary of Seanergy Merger Corp. and Safbulk, was concluded for the provision of chartering services for an initial period of two years from the date of signing. Safbulk will receive a commission of 1.25% on the collected vessel revenue.

(f) Management agreement:  On May 20, 2008, a management agreement between a subsidiary of Seanergy Merger Corp. and EST was concluded for the provision of technical management services relating to the vessels for an initial period of two years from the date of signing. EST will be entitled to a fee of EUR 416 (four hundred and sixteen Euros) per vessel per day until December 31, 2008 thereafter adjusted on an annual basis as defined.

(g) Charter agreement:  On May 26, 2008, time charter agreements for 11 to 13-month periods at a time charter daily rate of between $30 and $65, were concluded for vessels African Oryx, African Zebra, Davakis G., Bremen Max, Hamburg Max and Hull KA 216 (Delos Ranger) with South African Marine Corporation S.A. which would become effective upon the consummation of the business combination.

(h) Payment of long term debt:  The outstanding total balloon installment as of December 31, 2007 of $26,153 (see Note 12) has been reduced to $23,702 as a result of the repayment of the syndicated loan arising from the sale of three vessels in 2008 included in three affiliated vessel-owning companies and therefore there will also be a reallocation (reduction) of approximately $1,264 to the long-term portion of the Group’s debt in 2008.

(i) Acquisition of common stock:  On July 15, 2008, a company affiliated with members of the Restis family purchased 2,896,171 shares of common stock from three shareholders of Seanergy for an aggregate purchase price of $28,610. On July 23 and 24, 2008, the same affiliated company purchased a total of 3,785,590 shares of common stock from two shareholders of Seanergy for an aggregate purchase price of $37,753. On July 23, 2008, another company affiliated with members of the Restis family purchased 70,000 shares of common stock of Seanergy in the open market for an aggregate purchase price of $691, bringing their total interest in Seanergy to 35.37%.

Goldie Navigation Ltd., Pavey Services Ltd., Shoreline Universal Ltd.,
Valdis Marine Corp., Kalistos Maritime S.A. and Kalithea Maritime S.A.

Condensed Combined Unaudited Interim Balance Sheets
June 30, 2008 and December 31, 2007

	Note	June 30, 2008	December 31, 2007
	(In thousands of US dollars)

ASSETS
Vessels, net	10	250,022	244,801

Total non-current assets		250,022	244,801

Inventories		458	223
Trade accounts receivable and other assets	11	1,605	928
Due from related parties	19	13,022	5,833
Cash and cash equivalents	12	4,161	21

Total current assets		19,246	7,005

Total assets		269,268	251,806

Equity
Capital contributions	13	48,769	40,865
Revaluation reserve		154,384	154,384
(Accumulated deficit) retained earnings		(2,613)	4,408

Total equity		200,540	199,657

LIABILITIES
Long-term debt, net	14	48,520	38,580

Total non-current liabilities		48,520	38,580

Current portion of long-term debt, net	14	12,364	9,750
Trade accounts payable	15	3,234	1,180
Accrued expenses		862	1,098
Deferred revenue	16	2,339	781
Due to related parties	19	1,395	720
Accrued interest expense		14	40

Total current liabilities		20,208	13,569

Total equity and liabilities		269,268	251,806

The notes on pages F-66 to F-76 are an integral part of these condensed combined unaudited interim financial statements.

Goldie Navigation Ltd., Pavey Services Ltd., Shoreline Universal Ltd.,
Valdis Marine Corp., Kalistos Maritime S.A. and Kalithea Maritime S.A.

Condensed Combined Unaudited Interim Statements of Income
For the six months ended June 30, 2008 and 2007

	Note	2008	2007
	(In thousands of US dollars)

Revenue from vessels		28,227	13,751
Revenue from vessels — related party	19	—	3,430

		28,227	17,181
Direct voyage expenses	6	(759)	(60)

		27,468	17,121
Expenses:
Crew costs	7	(2,143)	(1,343)
Management fees — related party	19	(411)	(387)
Other operating expenses	8	(1,831)	(1,471)
Depreciation	10	(16,314)	(6,260)

Results from operating activities		6,769	7,660
Finance income	9	36	81
Finance expense	9	(1,014)	(1,540)

Net finance cost		(978)	(1,459)

Net profit for the period		5,791	6,201

The notes on pages F-66 to F-76 are an integral part of these condensed combined unaudited interim financial statements.

Goldie Navigation Ltd., Pavey Services Ltd., Shoreline Universal Ltd.,
Valdis Marine Corp., Kalistos Maritime S.A. and Kalithea Maritime S.A.

Condensed Combined Unaudited Interim Statements of Changes in Equity
For the six months ended June 30, 2008 and 2007

			(Accumulated
	Capital	Revaluation	Deficit)/ Retained
	Contributions	Reserve	Earnings	Total
	(In thousands of US dollars)

Balance at December 31, 2006	36,960	25,119	6,980	69,059

Net profit for the period	—	—	6,201	6,201

Total recognized income and expense	—	—	6,201	6,201
Capital contributions	1,508	—	—	1,508

Balance at June 30, 2007	38,468	25,119	13,181	76,768

Balance at December 31, 2007	40,865	154,384	4,408	199,657
Net profit for the period	—	—	5,791	5,791

Total recognized income and expense	—	—	5,791	5,791
Capital contributions	7,904	—	—	7,904
Dividends paid	—	—	(12,812)	(12,812)

Balance at June 30, 2008	48,769	154,384	(2,613)	200,540

The notes on pages F-66 to F-76 are an integral part of these condensed combined unaudited interim financial statements.

Goldie Navigation Ltd., Pavey Services Ltd., Shoreline Universal Ltd.,
Valdis Marine Corp., Kalistos Maritime S.A. and Kalithea Maritime S.A.

Condensed Combined Unaudited Interim Statements of Cash Flows
For the six months ended June 30, 2008 and 2007

	2008	2007
	(In thousands of US dollars)

Cash flows from operating activities
Net profit	5,791	6,201
Adjustments for:
Depreciation	16,314	6,260
Interest expense	993	1,519
Interest income	(36)	(81)

	23,062	13,899
Due from related parties	(7,189)	(8,467)
Inventories	(235)	(32)
Trade accounts receivable and other assets	(677)	(280)
Trade accounts payable	2,054	295
Accrued expenses	(236)	(55)
Deferred revenue	1,558	91
Due to related parties	675	178

	19,012	5,629
Interest paid	(1,019)	(1,535)

Net cash from operating activities	17,993	4,094

Cash flows from investing activities
Interest received	36	81
Dry docking costs	(521)	(5,071)
Additions for vessels	(21,014)	(544)

Net cash used in investing activities	(21,499)	(5,534)

Cash flows from financing activities
Dividends paid	(12,812)	—
Capital contributions	7,904	1,508
Proceeds from long-term debt	21,635	3,360
Repayment of long-term debt	(9,081)	(4,854)

Net cash from financing activities	7,646	14

Net increase/(decrease) in cash and cash equivalents	4,140	(1,426)
Cash and cash equivalents at January 1	21	1,446

Cash and cash equivalents at June 30	4,161	20

The notes on pages F-66 to F-76 are an integral part of these condensed combined unaudited interim financial statements.

Goldie Navigation Ltd., Pavey Services Ltd., Shoreline Universal Ltd.,
Valdis Marine Corp., Kalistos Maritime S.A. and Kalithea Maritime S.A.

Notes to Condensed Combined Unaudited Interim Financial Statements
June 30, 2008 and December 31, 2007
(In Thousands of US dollars)

1  Business and basis of presentation

The combined financial statements include the assets, liabilities and results of operations of the following vessel-owning companies which include the second-hand dry bulk carriers and the two newbuildings (Davakis G. (formerly Hull KA 215) and Delos Ranger (formerly Hull KA 216) (together “the Group”). The vessel-owning company of the vessel Davakis G. reflects trading activities from May 20, 2008 and the vessel-owning company of the vessel Delos Ranger reflects no trading activities for all periods presented:

	Country of	Date of
Vessel-Owning Company	Incorporation	Incorporation	Vessel Name	Date of Delivery

Goldie Navigation Ltd.	Marshall Islands	November 23, 2004	African Zebra	January 3, 2005
Pavey Services Ltd.	British Virgin Islands	October 29, 2004	Bremen Max	January 26, 2005
Shoreline Universal Ltd.	British Virgin Islands	November 25, 2004	Hamburg Max	April 1, 2005
Valdis Marine Corp.	Marshall Islands	November 3, 2004	African Oryx	April 4, 2005
Kalistos Maritime S.A.	Marshall Islands	February 16, 2004	Davakis G.	May 20, 2008
Kalithea Maritime S.A.	Marshall Islands	February 16, 2004	Delos Ranger	August 22, 2008

The vessel-owning companies with the second hand dry bulk vessels above are subsidiaries of Lincoln Finance Corp. (Lincoln), which in turn is a wholly owned subsidiary of Nouvelle Enterprises (Nouvelle). The vessel-owning companies with the newbuildings (Davakis G. and Delos Ranger) are indirect wholly owned subsidiaries of First Financial Corporation (First). First is the controlling shareholder of the six vessel-owning Companies. Lincoln, Nouvelle and First are incorporated under the laws of the Republic of the Marshall Islands with registered offices at Trust Company Complex, Ajeltake Island, P.O. Box 1405, Majuro, Marshall Islands and are owned by members of the Restis family.

The technical management of the Group is performed by Enterprises Shipping & Trading Company (EST), a corporation situated in Liberia, beneficially owned by certain members of the Restis family. EST provides the Company and other related vessel-owning companies with a wide range of shipping services that include technical support and maintenance, insurance advice, financial and accounting services for a fixed fee (refer to Note 19).

As of June 30, 2008 and December 31, 2007, the Group does not employ any executive officers or personnel other than crew aboard the vessels. The Directors of the six vessel-owning companies do not receive remuneration for the non-executive services they provide.

On May 20, 2008, companies affiliated with members of the Restis family collectively acquired a 9.62% interest in Seanergy Maritime Corp. (“Seanergy”) for $25 million in cash from existing shareholders and officers of Seanergy (the “Founders”) via the acquisition of 2,750,000 shares (the “Shares”) of the common stock (the “Common Stock”) of Seanergy and 8,008,334 warrants to purchase shares of Seanergy’s Common Stock (the “Warrants” and collectively with the Shares, the “Securities”). The Common Stock is subject to an Escrow Agreement dated September 24, 2007 entered into by the Founders pursuant to which the Shares remain in escrow with an escrow agent until the date that is 12 months after the consummation of a business combination. The Warrants are subject to a Lock-Up Agreement dated September 24, 2007 (the “Lock-Up”) also entered into by the Founders pursuant to which the Warrants would not be transferred until the consummation of the Business Combination. On June 5, 2008 and June 10, 2008, a further 413,000 shares and 200,000 shares of common stock, respectively, were acquired by companies affiliated with members of the Restis family on the open market, thereby bringing their total interest in Seanergy to 11.76%. On various dates from July 15, 2008 through August 11, 2008, a further 8,316,781 shares of common stock were acquired by companies affiliated with members of the Restis family either through the open market or directly from shareholders, thereby bringing their total interest in Seanergy to 40.84% (see Note 20(d)). Following the

Goldie Navigation Ltd., Pavey Services Ltd., Shoreline Universal Ltd.,
Valdis Marine Corp., Kalistos Maritime S.A. and Kalithea Maritime S.A.

Notes to Condensed Combined Unaudited Interim Financial Statements — (Continued)
June 30, 2008 and December 31, 2007
(In Thousands of US dollars)

shareholders’ approval on August 26, 2008 (see Note 20(b)), the non-voting shareholders redeemed 6,370,773 Seanergy shares and thereby bringing the total interest of the Restis family in Seanergy to 52.54% (see Note 20(d)). The voting rights associated with the Securities are governed by a voting agreement.

Also on May 20, 2008 Seanergy, a Marshall Islands Corporation and its subsidiary Seanergy Merger Corp., a Marshall Islands Corporation (“Buyer”) entered into a Master Agreement pursuant to which the Buyer agreed to purchase for an aggregate purchase price of: (i) $367,030 in cash; (ii) $28,250 in the form of a promissory note convertible to 2,260,000 shares of Buyer’s common stock at $12.50 per share; and (iii) up to 4,308,075 shares of Buyer’s common stock if Buyer achieves certain earnings before interest, tax and depreciation thresholds, six dry bulk vessels from companies associated with members of the Restis family, which include four second-hand vessels and two newbuildings, which were delivered on May 20, 2008 and August 22, 2008 (see Notes 10 and 20(a)). In connection with the foregoing, Seanergy entered into six Memoranda of Agreement with the vessel-owning companies.

2  Statement of compliance

The condensed combined unaudited interim financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) IAS 34 “Interim Financial Reporting”. They do not include all of the information required for full annual financial statements, and should be read in connection with the combined financial statements of the Group as of and for the year ended December 31, 2007.

These condensed combined unaudited interim financial statements were approved by the Directors of the Group on October 31, 2008.

3  Significant accounting policies

The accounting policies applied by the Group in the accompanying condensed combined unaudited interim financial statements are the same as those applied by the Group in its combined financial statements as of December 31, 2007.

4  Use of estimates and judgments

The preparation of interim financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised and in any future periods affected. The estimates and assumptions that have the most significant effect on the amounts recognized in the combined financial statements are estimations in relation to the revaluation of vessels, useful lives of vessels, impairment losses on vessels and on trade accounts receivable.

In preparing these condensed combined unaudited interim financial statements, the significant judgments made by management in applying the Group’s accounting policies and the sources of estimation uncertainty were the same as those that applied to the combined financial statements as of and for the year ended December 31, 2007, except for an increase in the estimated residual value of the vessels used in calculating depreciation, resulting in a lower depreciation charge to the condensed combined unaudited income statement for the six months ended June 30, 2008 of $1,053.

Goldie Navigation Ltd., Pavey Services Ltd., Shoreline Universal Ltd.,
Valdis Marine Corp., Kalistos Maritime S.A. and Kalithea Maritime S.A.

Notes to Condensed Combined Unaudited Interim Financial Statements — (Continued)
June 30, 2008 and December 31, 2007
(In Thousands of US dollars)

5  Financial risk management and capital management

The Group’s financial risk management and capital management objectives and policies are consistent with those disclosed in the combined financial statements as of and for the year ended December 31, 2007.

6  Direct voyage expenses

	2008	2007

Classification fees and surveys	1	4
Bunkers expenses	608	38
Port expenses	11	5
Tugs	—	2
Commission and fees	5	4
Insurance and other voyage expenses	—	7
Accrued voyage expenses	134	—

	759	60

7  Crew costs

	2008	2007

Basic and supplementary wages	654	579
Overtime	447	319
Vacation	218	164
Bonus	517	151
Other crew expenses	307	130

	2,143	1,343

Crew costs represent the amounts due to the crew on board the vessels under short-term contracts, i.e. no more than 9 months. The Group is not obliged to contribute to any pension plans or post-employment benefits for the crew on board.

8  Other operating expenses

	2008	2007

Chemicals and lubricants	837	689
Repairs and maintenance	508	458
Insurance	334	272
Other operating expenses	152	52

	1,831	1,471

Goldie Navigation Ltd., Pavey Services Ltd., Shoreline Universal Ltd.,
Valdis Marine Corp., Kalistos Maritime S.A. and Kalithea Maritime S.A.

Notes to Condensed Combined Unaudited Interim Financial Statements — (Continued)
June 30, 2008 and December 31, 2007
(In Thousands of US dollars)

9  Financial income and expense

	2008	2007

Financial income:
Interest income	36	81

Financial expense:
Interest expense	993	1,519
Amortization of finance costs	13	11
Foreign exchange loss, net	8	10

	1,014	1,540

Net finance cost	978	1,459

10  Vessels Cost

		Advances to
		Shipyards for
		Vessels Under
	Vessels	Construction	Dry-Docking	Total

Cost
Balance at January 1, 2007	121,516	4,922	1,586	128,024
Additions	24	12,661	989	13,674
Revaluation	129,265	—	—	129,265

Balance at December 31, 2007	250,805	17,583	2,575	270,963
Additions	675	20,339	521	21,535
Transfers	25,127	(25,127)	—	—

Balance at June 30, 2008	276,607	12,795	3,096	292,498

Accumulated depreciation
Balance at January 1, 2007	(13,053)	—	(484)	(13,537)
Depreciation	(11,795)	—	(830)	(12,625)

Balance December 31, 2007	(24,848)	—	(1,314)	(26,162)
Depreciation	(15,709)	—	(605)	(16,314)

Balance June 30, 2008	(40,557)	—	(1,919)	(42,476)

Net book value January 1, 2007	108,463	4,922	1,102	114,487

Net book value December 31, 2007	225,957	17,583	1,261	244,801

Net book value June 30, 2008	236,050	12,795	1,177	250,022

Kalistos Maritime S.A. and Kalithea Maritime S.A. had entered into shipbuilding contracts with a shipyard for the construction of two newbuildings with the expected delivery dates in 2008. On May 20, 2008, one newbuilding, vessel Davakis G., was delivered from the shipyard and the last installment of $11,820 was paid.

Goldie Navigation Ltd., Pavey Services Ltd., Shoreline Universal Ltd.,
Valdis Marine Corp., Kalistos Maritime S.A. and Kalithea Maritime S.A.

Notes to Condensed Combined Unaudited Interim Financial Statements — (Continued)
June 30, 2008 and December 31, 2007
(In Thousands of US dollars)

As of June 30, 2008 Kalithea Maritime S.A. was committed to the construction of its vessel, Delos Ranger, at a total contract cost of $23,820. Payments against the contract cost through June 30, 2008 totaled $12,000 and are included under the caption advances to shipyards for vessels under construction. The vessel Delos Ranger was delivered from the shipyard on August 22, 2008 (refer to Note 20(a)).

Capitalized interest included under the caption advances to shipyards for vessels under construction as of June 30, 2008 and December 31, 2007 amounted to $795 and $249 respectively.

On various dates in August 2008 and September 2008, the vessels were sold (refer to Note 20(b)).

11  Trade accounts receivable and other assets

	June 30, 2008	December 31, 2007

Charterers	1,324	1,237
Insurance claims	14	22
Prepayments for insurance premiums	675	238
Agents	252	48
Other	—	43

	2,265	1,588
Impairment loss	(660)	(660)

	1,605	928

12  Cash and cash equivalents

	June 30, 2008	December 31, 2007

On demand	61	21
Term deposits	4,100	—

	4,161	21

13  Capital contributions

Capital contributions represents payments made by the shareholders at various dates to finance vessel acquisitions in excess of the amounts of the bank loans obtained. There is no contractual obligation to repay the amounts.

Goldie Navigation Ltd., Pavey Services Ltd., Shoreline Universal Ltd.,
Valdis Marine Corp., Kalistos Maritime S.A. and Kalithea Maritime S.A.

Notes to Condensed Combined Unaudited Interim Financial Statements — (Continued)
June 30, 2008 and December 31, 2007
(In Thousands of US dollars)

14  Long-term debt

Long-term debt is analyzed as follows:

Borrower	June 30, 2008	December 31, 2007

Goldie Navigation Ltd.	5,513	5,858
Valdis Marine Corp.	8,072	8,576
Pavey Services Ltd.	11,421	12,134
Shoreline Universal Ltd.	12,602	13,390
Kalistos Maritime S.A.	16,617	5,026
Kalithea Maritime S.A.	6,659	3,346

Total	60,884	48,330
Less: Current portion	12,364	9,750

Long-term portion	48,520	38,580

The weighted average effective interest rate for all long-term debt for the three months and six months ended 30, June 2008 and 2007 was approximately 4.61% and 6.23%, respectively. Interest expense for the six months ended 30, June 2008 and 2007 amounted to $993 and $1,519, respectively, and is included in finance expense in the accompanying condensed combined unaudited interim statements of income.

The principal repayments are as follows:

	Year of	1 Year or	1 to 2	2 to 5	More Than
	Maturity	Less	Years	Years	5 Years	Total

December 31, 2007	2015	9,750	4,724	14,171	19,685	48,330
June 30, 2008	2015	12,364	5,643	16,931	25,946	60,884

(a) Goldie Navigation Ltd., Valdis Marine Corp., Pavey Services Ltd. and Shoreline Universal Ltd. loan facilities:

The long-term debt, denominated in US Dollars, of Goldie Navigation Ltd., Valdis Marine Corp., Pavey Services Ltd. and Shoreline Universal Ltd. represents the amounts allocated to each vessel-owning company from the syndicated loan of $500,000 concluded on December 24, 2004 for the purchase of 32 vessels by each of 32 vessel-owning companies, with Lincoln and Nouvelle as corporate guarantors (the syndicated loan). The syndicated loan was allocated to each vessel-owning company based upon each vessel’s acquisition cost. The Group adjusts the amount outstanding each time one of the vessels in the syndicated loan is sold without repayment of the associated debt or a portion of the loan is paid and allocates it proportionately to the remaining vessel-owning companies.

The long-term debt initially allocated to each vessel-owning company represents approximately 67.5% of the vessel acquisition cost. The syndicated loan is payable in variable principal installments plus interest at variable rates (LIBOR plus a spread of 0.875%) with an original balloon installment of $45,500 in March 2015. The balloon installment outstanding as of June 30, 2008 and December 31, 2007 amounted to $23,702 and $26,153, respectively.

The long-term debt is secured by a mortgage on the vessels, a corporate guarantee of Lincoln and Nouvelle, and assignments on earnings, insurance and requisition compensation of the mortgaged vessel.

Goldie Navigation Ltd., Pavey Services Ltd., Shoreline Universal Ltd.,
Valdis Marine Corp., Kalistos Maritime S.A. and Kalithea Maritime S.A.

Notes to Condensed Combined Unaudited Interim Financial Statements — (Continued)
June 30, 2008 and December 31, 2007
(In Thousands of US dollars)

The original loan agreements for all of the vessels include covenants deriving from the syndicated loan that require the vessel-owning companies to maintain minimum hull values in connection with the vessels’ outstanding loans, insurance coverage of the vessels against all customary risks. The corporate guarantors are required to have minimum levels of available cash and cash equivalents, liquidity funds on a consolidated basis of no less than $30,000, leverage ratio (defined as Debt to Total assets) not higher than 0.7:0.1 and net worth (total assets less the amount of the consolidated debt) not less than $250,000. In addition, the covenants do not permit the borrowers to sell the vessels and assets and change the beneficial ownership or management of the vessels, without the prior consent of the banks. The individual vessel-owning companies and the corporate guarantors are in compliance with the debt covenants as of June 30, 2008 and December 31, 2007.

Goldie Navigation Ltd.:  The allocated initial amount for Goldie Navigation Ltd. was $9,460 to partly finance the acquisition of vessel African Zebra. At December 31, 2007, the outstanding balance was $5,881 ($5,858 net of principal repayment of $1,425 in 2007 and deferred direct cost) payable in twenty-nine equal quarterly principal installments of $174 plus interest at variable rates (LIBOR plus a spread of 0.875%) with a balloon installment of $861 due in 2015. At June 30, 2008, the outstanding balance was $5,535 ($5,513 net of principal repayment of $346 in 2008 and deferred direct cost) payable in twenty-seven equal quarterly principal installments of $173 plus interest at variable rates (LIBOR plus a spread of 0.875%) with a balloon installment of $861 due in 2015. On September 25, 2008, the vessel African Zebra was sold and the outstanding amount in the syndicated loan was allocated proportionately to the remaining vessel-owning companies which were part of the original syndicated loan and whose vessels have not been sold (see Note (20c)).

Valdis Marine Corp.:  The allocated initial amount for Valdis Marine Corp. was $13,852 to partly finance the acquisition of vessel African Oryx. At December 31, 2007, the outstanding balance was $8,612 ($8,576 net of principal repayment of $2,114 in 2007 and deferred direct cost) payable in twenty-nine equal quarterly principal installments of $254 plus interest at variable rates (LIBOR plus a spread of 0.875%) with a balloon installment of $1,261 due in 2015. At June 30, 2008, the outstanding balance was $8,105 ($8,072 net of principal repayment of $507 in 2008 and deferred direct cost) payable in twenty-seven equal quarterly principal installments of $253 plus interest at variable rates (LIBOR plus a spread of 0.875%) with a balloon installment of $1,261 due in 2015. On August 28, 2008, the vessel African Oryx was sold and the outstanding amount in the syndicated loan was allocated proportionately to the remaining vessel-owning companies which were part of the original syndicated loan and whose vessels have not been sold (see Note (20c)).

Pavey Services Ltd.:  The allocated initial amount for Pavey Services Ltd. was $19,595 to partly finance the acquisition of vessel Bremen Max. At December 31, 2007, the outstanding balance was $12,182 ($12,134 net of principal repayments of $3,000 in 2007 and deferred direct cost) payable in twenty-nine equal quarterly principal installments of $359 plus interest at variable rates (LIBOR plus a spread of 0.875%) with a balloon installment of $1,783 due in 2015. At June 30, 2008, the outstanding balance was $11,465 ($11,421 net of principal repayment of $717 in 2008 and deferred direct cost) payable in twenty-seven equal quarterly principal installments of $359 plus interest at variable rates (LIBOR plus a spread of 0.875%) with a balloon installment of $1,783 due in 2015. On September 11, 2008, the vessel Bremen Max was sold and the outstanding amount in the syndicated loan was allocated proportionately to the remaining vessel-owning companies which were part of the original syndicated loan and whose vessels have not been sold (see Note (20c)).

Shoreline Universal Ltd.:  The allocated initial amount for Shoreline Universal Ltd. was $21,622 to finance the acquisition of the vessel Hamburg Max. At December 31, 2007, the outstanding balance was $13,443 ($13,390 net of principal repayments of $3,305 in 2007 and direct cost) payable in twenty-nine equal

Goldie Navigation Ltd., Pavey Services Ltd., Shoreline Universal Ltd.,
Valdis Marine Corp., Kalistos Maritime S.A. and Kalithea Maritime S.A.

Notes to Condensed Combined Unaudited Interim Financial Statements — (Continued)
June 30, 2008 and December 31, 2007
(In Thousands of US dollars)

quarterly principal installments of $396 plus interest at variable rates (LIBOR plus a spread of 0.875%) with a balloon installment of $1,968 due in 2015. At June 30, 2008, the outstanding balance was $12,651 ($12,602 net of principal repayment of $791 in 2008 and deferred direct cost) payable in twenty-seven equal quarterly principal installments of $396 plus interest at variable rates (LIBOR plus a spread of 0.875%) with a balloon installment of $1,968 due in 2015. On September 25, 2008, the vessel Hamburg Max was sold and the outstanding amount in the syndicated loan was allocated proportionately to the remaining vessel-owning companies which were part of the original syndicated loan and whose vessels have not been sold (see Note (20c)).

(b) Kalistos Maritime S.A. and Kalithea Maritime S.A.. loan facilities:

(i) Original loan facility:  On June 23, 2006 Kalistos Maritime S.A., Kalithea Maritime S.A. and a third affiliated vessel-owning company entered into a loan facility of up to $20,160 and a guarantee facility of up to $28,800 each to be used to partly finance and guarantee the payment to the shipyards for the newbuilding.

(ii) 2nd loan facility:  On March 11, 2008, Kalithea Maritime S.A., Kalistos Maritime S.A. and another vessel-owning company not included in the Group signed a commitment letter for a preferred ship variable rate mortgage bank loan for up to $50,022 to finance a maximum of 70% of the acquisition of three vessels under construction at the shipyards.

The loan bears interest at LIBOR plus a spread and is repayable in equal consecutive quarterly installments of $230 commencing three months after the delivery date of the vessels with any unpaid balance on the final maturity date (May 2018) becoming due at that time as a balloon payment.

The covenants require, among others, the vessel-owning companies to maintain minimum hull values in connection with the vessels’ outstanding loans, insurance coverage of the vessels against all customary risks and to maintain a ratio of the fair market value of the vessels over the debt at a minimum of 125%. The Guarantor will require minimum levels of available cash and cash equivalents, liquidity funds on a consolidated basis not less than $10,000, leverage ratio (defined as total consolidated liabilities over total consolidated assets adjusted to reflect the market value of the vessels not to exceed 70%), not to have further indebtedness or issuing guarantees. In addition, the covenants do not permit the borrowers to sell the vessels and assets and change the beneficial ownership or management of the vessels, without the prior consent of the banks. First will be the guarantor of the loan. The individual vessel-owning companies and the Guarantor are in compliance with the debt covenants as of June 30, 2008 and December 31, 2007.

Kalistos Maritime S.A.:  Kalistos Maritime S.A. loan facility (from the original loan facility) was for up to $6,720, plus interest at variable rates (LIBOR plus a spread of 0.65%), to finance a portion of the construction cost of Davakis G. Gross drawdowns against this facility at December 31, 2007 and June 30, 2008 amounted to $5,040 ($5,026 in total, net of deferred direct costs) and $1,680, respectively. The loan was repayable in full at the earlier of December 18, 2008 or the date the newbuilding was delivered by the shipyard. On May 20, 2008, vessel Davakis G. was delivered from the shipyard and the last building installment of $11,820 was paid. To finance 70% of the vessel acquisition cost amounting to $23,820, a commitment letter for a preferred ship variable rate mortgage was concluded (2nd facility). The total drawdown against this mortgage was $16,674 which was used to repay the original loan facility of $6,720 and the remaining drawdown was used to finance the vessel. At June 30, 2008, the outstanding balance was $16,617 net of deferred direct costs. On August 28, 2008, the vessel Davakis G. was sold and the related loan was repaid (refer to Note 20(b)).

Goldie Navigation Ltd., Pavey Services Ltd., Shoreline Universal Ltd.,
Valdis Marine Corp., Kalistos Maritime S.A. and Kalithea Maritime S.A.

Notes to Condensed Combined Unaudited Interim Financial Statements — (Continued)
June 30, 2008 and December 31, 2007
(In Thousands of US dollars)

Kalithea Maritime S.A.:  Kalithea Maritime S.A. loan facility (from the original loan facility) was for up to $6,720 plus interest at variable rates (LIBOR plus a spread of 0.65%), to finance a portion of the construction cost of Delos Ranger. Gross drawdowns against the original facility at December 31, 2007 amounted to $3,360 ($3,346 net of deferred direct costs). Gross cumulative drawdowns against this facility at June 30, 2008 amounted to $6,720 ($6,659 in total, net of deferred direct costs). The loan is repayable in full at the earlier of May 18, 2009 or the date the newbuilding is delivered by the shipyard. The vessel Delos Ranger was delivered on August 22, 2008 (refer to Note 20(a)). On August 28, 2008, the vessel Delos Ranger was sold and the related loan was repaid (refer to Notes 20(a) and 20(b)).

15  Trade accounts payable

	June 30, 2008	December 31, 2007

Suppliers	2,463	883
Insurance agents	543	167
Other	228	130

	3,234	1,180

16  Deferred revenue

Deferred revenue represents voyages invoiced but not earned up to June 30, 2008.

17  Contingencies

Various claims, suits and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operation of the Group’s vessels. Currently, management is not aware of any such contingent liabilities which should be disclosed or for which a provision should be established in the accompanying condensed combined unaudited interim financial statements.

The Group accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities which should be disclosed, or for which a provision should be established in the accompanying condensed combined unaudited interim financial statements.

18  Commitments

As of June 30, 2008 Kalithea Maritime S.A. is committed to the purchase of Delos Ranger for a total cost of $23,820 (excluding capitalized interest of $795). Payments outstanding amount to $11,820 (see also Note 20(a)).

Goldie Navigation Ltd., Pavey Services Ltd., Shoreline Universal Ltd.,
Valdis Marine Corp., Kalistos Maritime S.A. and Kalithea Maritime S.A.

Notes to Condensed Combined Unaudited Interim Financial Statements — (Continued)
June 30, 2008 and December 31, 2007
(In Thousands of US dollars)

19  Related parties

The related party balances are:

	June 30, 2008	December 31, 2007

Due from related parties — current
Due from EST	600	480
Due from Lincoln	11,978	4,909
Charter revenue receivable from Swiss Marine Services S.A.	444	444

	13,022	5,833

Due to related parties — current
Due to EST	1,020	386
Due to First	375	334

	1,395	720

The related party transactions included in the condensed combined unaudited statements of income for the six months ended June 30, 2008 and 2007 are:

	2008	2007

Voyage revenue (Swiss Marine Services S.A.)	—	3,430
Management fees (EST)	411	387

The related parties identified are:

(a) Directors

The directors of the Group do not receive remuneration for the non-executive services they offer. The identity and the description of the other related parties of the Group are given below.

(b) Lincoln and First

Lincoln and First are the parent companies of the vessel and hull-owning companies, respectively (see Note 1). The amounts due to and due from them represent expenses paid and funds collected on the Group’s behalf.

(c) EST

Each vessel-owning company of the Group has a management agreement with EST, to provide management services in exchange for a fixed fee per day for each vessel in operation and a fixed monthly fee per hull under construction. These agreements are entered into with an initial three-year term until terminated by either party upon written notice, in which case the agreements terminate within two months after the date notice was given. In the event that the agreement with EST is terminated, the fee payable to EST shall continue to be payable for three months from the termination date. In addition, EST provides crew for the vessel and receives a reimbursement for crew support costs for three months. Finally, if the agreement is terminated EST will receive crew severance costs of up to $50 per vessel. Management agreements with EST require the vessel-owning companies with vessels in operation, to make an interest-free advance of $120 each, to cover the working capital requirements arising from the handling of the majority of the expenditure

Goldie Navigation Ltd., Pavey Services Ltd., Shoreline Universal Ltd.,
Valdis Marine Corp., Kalistos Maritime S.A. and Kalithea Maritime S.A.

Notes to Condensed Combined Unaudited Interim Financial Statements — (Continued)
June 30, 2008 and December 31, 2007
(In Thousands of US dollars)

generated from the vessels’ operations. This advance is made ten days before the delivery of the vessel for which EST is appointed as the manager.

(d) Swiss Marine Services S.A. (SwissMarine)

Based on charter party agreements, certain of the Group’s vessels are chartered to SwissMarine, an affiliated company, beneficially owned by certain members of the Restis family.

20  Subsequent events

(a) Delivery of Delos Ranger:  On August 22, 2008, vessel Delos Ranger was delivered from the shipyard and the last installment of $11,820 (excluding capitalized interest of $795) was paid. To finance 70% of the vessel acquisition cost amounting to $23,820, a commitment letter for the preferred ship variable rate mortgage was concluded (see Note 14). The total drawdown against this mortgage on August 22, 2008 of $16,674 was used to repay the existing loan facility of $6,720 and the remaining drawdown was used to finance the vessel. The vessel Delos Ranger was sold on August 28, 2008 and the loan was repaid in full (see Note 20(b)).

(b) Sale of vessels:  On August 26, 2008, Seanergy approved the acquisition of the 6 dry bulk vessels from the Group and on August 28, 2008, September 11, 2008 and September 25, 2008, the Group sold its vessels to subsidiaries of Seanergy (see Note 1) for an aggregate sales price of $395,280 plus a contingent consideration as mentioned in Note 1.

(c) Settlement of long term debt:  The long-term debt (see Note 14), denominated in US Dollars, of Goldie Navigation Ltd., Valdis Marine Corp., Pavey Services Ltd. and Shoreline Universal Ltd. represents the amounts allocated to each vessel-owning company from the syndicated loan of $500,000 concluded on December 24, 2004 for the purchase of 32 vessels by each of 32 vessel-owning companies, with Lincoln and Nouvelle as corporate guarantors (the syndicated loan). The syndicated loan was allocated to each vessel-owning company based upon each vessel’s acquisition cost. The Group adjusts the amount outstanding each time one of the vessels in the syndicated loan is sold without repayment of the associated debt or a portion of the loan is paid and allocates it proportionately to the remaining vessel-owning companies. Therefore, as the vessels owned by these companies have been sold (see 20(b)), the outstanding balances will be allocated to the vessel-owning companies which were part of the original syndicated loan and whose vessels have not been sold.

(d) Acquisition of common stock:  On various dates from July 15, 2008 through August 11, 2008 companies affiliated with members of the Restis family purchased 8,246,781 shares of common stock from shareholders of Seanergy or from the open market for an aggregate purchase price of $82,013. On July 23, 2008, another company affiliated with members of the Restis family purchased 70,000 shares of common stock of Seanergy from the open market for an aggregate purchase price of $691, bringing their total interest in Seanergy to 40.84%. Following the shareholders’ approval on August 26, 2008 (see Note 20(b)), the non-voting shareholders redeemed 6,370,773 Seanergy shares thereby bringing the total interest of the Restis family in Seanergy to 52.54%.

From October 13, 2008 to December 3, 2008, companies affiliated with members of the Restis family purchased in open market transactions 4,454,134 shares of common stock for an aggregate purchase price of at $23,618. Following these purchases of common stock, the total interest of the Restis family and its affiliates in Seanergy is 84.12% as of December 3, 2008.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6.	Indemnification of Directors and Officers.

Under the Amended and Restated Articles of Incorporation, our By-laws and under Section 60 of the Marshall Islands Business Corporations Act (“BCA”), we may indemnify anyone who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the corporation) whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise.

A limitation on the foregoing is the statutory proviso (also found in our By-laws) that, in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was unlawful.

Further, under Section 60 of the BCA and our By-laws, the termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of no contest, or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

In addition, under Section 60 of the BCA and under our By-laws, a corporation may indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending, or completed action or suit by or in the right of the corporation to procure judgment in its favor by reason of the fact that he is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise. Such indemnification may be made against expenses (including attorneys’ fees) actually and reasonably incurred such person or in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation. Again, this is provided that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

Further, and as provided by both our By-laws and Section 60 of the BCA, when a director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in the foregoing instances, or in the defense of a related claim, issue or matter, he will be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection with such matter.

Likewise, pursuant to our By-laws and Section 60 of the BCA, expenses (our By-laws specifically includes attorneys’ fees in expenses) incurred in defending a civil or criminal action, suit or proceeding by an officer or director may be paid in advance of the final disposition of the action, suit or proceeding upon receipt of an undertaking by or on behalf of the director or officer to repay such amount if it is ultimately determined that he is not entitled to indemnification. The By-laws further provide that with respect to other employees, such expenses may be paid on the terms and conditions, if any, as the Board may deem appropriate.

Both Section 60 of the BCA and our By-laws further provided that the foregoing indemnification and advancement of expenses are not exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of shareholders or disinterested directors or otherwise, both as to action in his official capacity and/or as to action in another capacity while holding office.

Under both Section 60 of the BCA and our By-laws, we also have the power to purchase and maintain insurance on behalf of any person who is or was a director or officer of the corporation or is or was serving at the request of the corporation as a director or officer against any liability asserted against him and incurred by him in such capacity regardless of whether the corporation would have the power to indemnify him against such liability under the foregoing.

Under Section 60 of the BCA (and as provided in our By-laws), the indemnification and advancement of expenses provided by, or granted under the foregoing continue with regard to a person who has ceased to be a director, officer, employee or agent and inure to the benefit of his heirs, executors and administrators unless otherwise provided when authorized or ratified. Additionally, under Section 60 of the BCA and our Bylaws, the indemnification and advancement of expenses provided by, or granted under the foregoing continue with regard to a person who has ceased to be a director, officer, employee or agent and inure to the benefit of his heirs, executors and administrators unless otherwise provided when authorized or ratified.

In addition to the above, our By-laws provide that references to us includes constituent corporations, and defines “other enterprises” to include employee benefit plans, “fines” to include excise taxes imposed on a person with respect to an employee benefit plan, and further defines the term “serving at the request of the corporation.”

Our Amended and Restated Articles of Incorporation set out a much abbreviated version of the foregoing and make reference to the provisions of the By-laws.

Such limitation of liability and indemnification does not affect the availability of equitable remedies. In addition, we have been advised that in the opinion of the SEC, indemnification for liabilities arising under the Securities Act is against public policy as expressed in the Securities Act and is therefore unenforceable.

Pursuant to the Underwriting Agreement filed as Exhibit 1.1 to this Registration Statement, we have agreed to indemnify the Underwriters and the Underwriters have agreed to indemnify us against certain civil liabilities that may be incurred in connection with this offering, including certain liabilities under the Securities Act.

Item 7.	Recent Sales of Unregistered Securities.

(a) During the past three years, Seanergy Maritime has sold the following shares of common stock without registration under the Securities Act:

Number of
Shareholders	Shares

Georgios Koutsolioutsos	1,386,934
Panagiotis Zafet	825,556
Simon Zafet	825,556
Alexios Komninos	181,622
Ioannis Tsigkounakis	82,556

Such shares were issued on November 27, 2006 in connection with our organization pursuant to the exemption from registration contained in Section 4(2) as they were sold to sophisticated, wealthy non “U.S. Person” individuals and such shares were issued to these individuals and entities above at an aggregate offering price of $25,000, or $0.008 per share, giving effect to the stock dividend. No underwriting discounts or commissions were paid with respect to such sales.

On February 20, 2007, such shareholders surrendered for cancellation an aggregate of 802,224 of such shares on a pro-rata basis.

In addition, on September 28, 2007, and prior to the consummation of the initial public offering of the shares of Seanergy Maritime’s common stock, all of Seanergy Maritime’s executive officers purchased from Seanergy Maritime an aggregate of 16,016,667 warrants at $0.90 per warrant in a private placement in accordance with Regulation S under the Securities Act of 1933.

Item 8.	Exhibits and Financial Statement Schedules.

(a) The following exhibits are filed as part of this Registration Statement:

Exhibit No.	Description

3.1	Form of Amended and Restated Articles of Incorporation++
3.2	Form of Amended and Restate By-laws++
4.1	Specimen Common Stock Certificate+
4.2	Specimen Public Warrant Certificate+
4.3	Specimen Private Warrant Certificate+
4.4	Form of Warrant Agreement+
5.1	Form of Opinion of Reeder & Simpson, P.C., Marshall Islands counsel to the Registrant
8.1	Form of Opinion of Loeb & Loeb LLP, special counsel to the Registrant, relating to tax matters
10.1	Master Agreement dated as May 20, 2008++
10.2	Amendment to Master Agreement dated July 25, 2008++
10.3	Memorandum of Agreement relating to the African Oryx dated May 20, 2008 between Seanergy Maritime Corp., as buyer, and Valdis Marine Corp., as seller, as amended++
10.4	Memorandum of Agreement relating to the African Zebra dated May 20, 2008 between Seanergy Maritime Corp., as buyer, and Goldie Navigation Ltd., as seller, as amended++
10.5	Memorandum of Agreement relating to the Domestic Trade Ministry Kouan Shipping Industry Co. Davakis G. (ex. Hull No. KA215) dated May 20, 2008 between Seanergy Maritime Corp., as buyer, and Kalistos Maritime S.A., as seller, as amended++
10.6	Memorandum of Agreement relating to the Domestic Trade Ministry Kouan Shipping Industry Co. Hull No. KA216 dated May 20, 2008 between Seanergy Maritime Corp., as buyer, and Kalithea Maritime S.A., as seller, as amended++
10.7	Memorandum of Agreement relating to the Bremen Max dated May 20, 2008 between Seanergy Maritime Corp., as buyer, and Pavey Services Ltd., as seller, as amended++
10.8	Memorandum of Agreement relating to the Hamburg Max dated May 20, 2008 between Seanergy Maritime Corp., as buyer, and Shoreline Universal Limited, as seller, as amended++
10.9	Management Agreement dated as of May 20, 2008++
10.10	Brokerage Agreement dated as of May 20, 2008++
10.11	Voting Agreement dated as of May 20, 2008++
10.12	Amendment to Voting Agreement dated July 25, 2008++
10.13	Second Amendment to Voting Agreement dated August 21, 2008+++
10.14	Third Amendment to Voting Agreement dated August 27, 2008
10.15	Fourth Amendment to Voting Agreement dated November 20, 2008
10.16	Form Convertible Unsecured Promissory Note++
10.17	Form of Plan of Dissolution and Liquidation++
23.1	Consent of Weinberg & Company, P.A.
23.2	Consent of KPMG Certified Auditors A.E.
23.3	Form of Consent of Reeder & Simpson, P.C., Marshall Islands counsel to the Registrant (included in Exhibit 5.1)
23.4	Form of Consent of Loeb & Loeb LLP, special counsel to the Registrant, relating to tax matters (included in Exhibit 8.1)
24	Power of Attorney (included on the signature page).

+	To be filed by amendment.

++	Incorporated by reference to the corresponding agreement in the Annex filed with the proxy statement on Form 6-K filed with the SEC on July 31, 2008.

+++	Incorporated by reference to the Annex filed with the supplemental proxy statement on Form 6-K filed with the SEC on August 22, 2008.

Item 9.	Undertakings.

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

i. To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

ii. To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

iii. To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) If the registrant is a foreign private issuer, to file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to registration statements on Form F-1, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Act or Rule 3-19 of this chapter if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Form F-1.

(5) That for the purpose of determining any liability under the Securities Act of 1933 in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser

(b) The undersigned hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(d) The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in New York City, New York, United States of America on December 11, 2008.

SEANERGY MARITIME HOLDINGS CORP.

By:	/s/ Georgios Koutsolioutsos
Georgios Koutsolioutsos
Chairman of the Board of Directors

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities held on the dates indicated.

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Georgios Koutsolioutsos and Dale Ploughman, each in their individual capacity, as his true and lawful attorney-in-fact, with full power of substitution and resubstitution for him and in his name, place and stead, in any and all capacities to sign any and all amendments including post-effective amendments to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact or his substitute, each acting alone, may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities held on the dates indicated.

Signature	Title	Date

/s/ Dale Ploughman Dale Ploughman	Chief Executive Officer and Director	December 11, 2008

/s/ Christina Anagnostara Christina Anagnostara	Chief Financial Officer (principal financial and accounting officer)	December 11, 2008

/s/ Alexios Komninos Alexios Komninos	Director	December 11, 2008

/s/ Georgios Koutsolioutsos Georgios Koutsolioutsos	Chairman of the Board of Directors	December 11, 2008

/s/ Ioannis Tsigkounakis Ioannis Tsigkounakis	Secretary and Director	December 11, 2008

/s/ Elias M. Culucundis Elias M. Culucundis	Director	December 11, 2008

/s/ Kostas Koutsoubelis Kostas Koutsoubelis	Director	December 11, 2008

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of Seanergy Maritime Holdings Corp. has signed this registration statement or amendment thereto in Newark, Delaware on December 11, 2008.

Authorized U.S. Representative

Puglisi & Associates

By:	/s/ Donald J. Puglisi
Name:     Donald J. Puglisi

Title:	Managing Director